Form 10-K, Exhibit 13
period 1995-09-30
J&J SNACK FOODS CORP
filed 1995-12-22
CIK 785956

J & J Snack Foods Corp.


Front cover page: Graphic of J&J Snack Foods Copr. LOGO and drawing of SuperPretzel

1995 Annual Report


Profile

J & J Snack Foods Corp. is a special niche company that manufactures, markets and distributes an expanding variety of nutritional, popularly priced snack foods and beverages to the food service and retail supermarket industries.

Our product offerings include soft pretzels; frozen carbonated beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies, muffins and baked health foods;
popcorn and other snack foods and drinks.

These tasty products are available throughout the U.S. and a growing list of markets abroad. Consumers enjoy them in a variety of settings, including:

* Snack bars and food stands in leading chain, department, discount and convenience stores
* Malls and shopping centers
* Fast food outlets
* Stadiums and sports arenas
* Leisure and theme parks
* Movie theatres
* Schools, colleges and other institutions

In addition, a number of J & J's products are available through supermarkets and warehouse club stores for home consumption.


Financial Highlights

J & J Snack Foods Corp. and Subsidiaries

              Fiscal year ended in September
              (In thousands except per share data)
                      1995      1994      1993      1992      1991

Sales              $185,362  $174,425  $147,190  $126,927  $109,666
Net Earnings         $5,804    $8,532    $8,350    $5,936    $6,079
Total Assets       $123,309  $127,366  $121,494  $112,447  $104,412
Long-Term
 Debt                $5,011    $5,028    $5,043    $5,068    $2,411
Stockholders'
  Equity            $96,084  $100,545   $97,956   $90,065   $86,437
Common Share Data

Earnings Per
   Share              $.61      $.82      $.80      $.55      $.67
Book Value
   Per Share        $10.53    $10.17     $9.49     $8.66     $8.12
Common Shares Outstanding
   At Year End        9,126     9,889     10,318    10,400    10,641



Graphic: Chart representation of Sales, Net Earnings and Stockholders equity for the years 1991 through 1995. The information depicted is contained in the above chart.



Graphic: Photograph of Gerald B. Shreiber President and Chairman of J&J Snack Foods Corp.


Letter from the President

While preparing to write my President's Message for the year, I struggled with an appropriate tone to describe our performance for fiscal year 1995.

I didn't want to paint a glossed-over inaccurate picture of rose-colored puffery, supported by selective numbers and facts.
Nor did I want to be too negative in view of our actual performance and, given the dedicated and tireless effort of our people.

Last year was, indeed, a year of challenges. Although our sales climbed to a record $185.4 million -- our 24th consecutive year of sales increases -- our earnings, impacted by a combination of unrelated factors, declined to $5.8 million.

1995 Results in brief:

All in all, the numbers look like this:
* Sales grew 6.3% to $185.4 million.
* Net income declined to $5.8 million from $8.5 million.
* Earnings per share decreased to $.61 from $.82.
* Book value increased to $10.53 per share.

During fiscal year 1995, a combination of factors, including higher costs of raw materials and packaging, increased competition in our supermarket business sector, and economic problems and the peso devaluation in Mexico, contributed to our earnings decline. While we didn't achieve the overall goals and objectives we had set for ourselves, we did, nevertheless, improve our position and foundation in several key areas. In fiscal year 1995, we:
* Expanded our core food service markets.
* Developed new products, including soft pretzel line extensions and fruit filled churros.
* Increased our manufacturing capability and improved our efficiencies.
* Developed new channels of distribution.
* Acquired international marketing rights for ICEE.

While dealing with challenges in 1995 that negatively impacted our earnings, we maintained our focus on expanding our markets for the long term. On the cover of this year's annual report is an illustration of a soft pretzel along with scenes depicting a variety of market settings for our products. Our products and business opportunities take us into a growing and diverse variety of settings to sell our products, competing for "share of stomach" at tens-of-thousands of locations including:

* Sports arenas, amusement and theme parks
* Mass merchandisers
* Malls and shopping centers
* Business and industry
* Schools, colleges and healthcare institutions
* Convenience stores
* Supermarkets and club stores

Over the years, we have improved our products and method of presentation to the consumer so as to make them more available, affordable and appealing.

Niche product leadership

SUPERPRETZEL soft pretzels is the recognized leader and has the dominant share of the growing soft pretzel category. As the low cost producer and market innovator, we plan on continuing our category development and leadership. Our other niche products, including TIO PEPE'S churros, LUIGI'S Real Italian Ice, SHAPE-UPS frozen juice bars, THE FUNNEL CAKE FACTORY funnel cakes and our ICEE and ARCTIC BLAST frozen carbonated beverages, are also the market leaders in their niche categories.

The above group, while impacted by increased costs of raw materials and packaging, continued to support and grow its niche markets while defending its market share.

We particularly addressed problems related to our frozen carbonated beverage business, which operates under the ICEE and ARCTIC BLAST brands. Beverage sales of this group rose 3%, reversing a decline in 1994 and operational efficiencies and other strategies were put in place to improve performance and profitability.

While competition is intense for the consumer discretionary dollar, our nutritional snack foods and beverages are unique. Our niche positioning and trade relations are excellent and our customer base continues to expand. Over the years, we have enhanced our position as a premier producer and have invested heavily to maintain that edge.

25th Anniversary

As we look to fiscal 1996, our 25th Anniversary year, we are enthusiastic and optimistic for the future. Nearly a quarter century of business experience, leadership and growth, coupled with our dedicated management, gives us great confidence for the future.

Our business remains fertile and growable. We are the market leaders in the snack food and beverage categories that we participate in. We believe our products are relatively resistant to cyclical recessionary pressures. We are financially sound and our cash flow is strong. We plan on continuing to grow our business through internal expansion and through possible acquisitions. We will continue to manage our business for the long term and we believe we are well positioned for the future.



Graphic of Mr. Shreiber's signature.



Gerald B. Shreiber
President and Chairman
December 1, 1995




Graphic: Picture of a box of SuperPretzel Bites and a SuperPretzel Graphic


Soft Pretzels

Graphic: Pictures of a box of SuperPretzel Bites, Softstix, SuperPretzel, and banners for Sweet Dough Soft Pretzels and Bavarian Pretzel Bakery

The right snacks for today.

In today's fast-paced world, people have less time. They're making the most of every minute and eating on the run wherever they go.

Today's health-conscious consumers want snacks that are nutritious, as well as delicious. And parents continue to search for ways to combat traditional "fast-food mania" by providing equally fun and tasty treats for their children.

J & J Snack Foods is ideally positioned to benefit from these two mega-trends. Our wide variety of wholesome and satisfying products are available in more and more of the places where consumers find themselves "grabbing a snack." At the local shopping mall; a sporting event; a theme park; at school; or even a quick bite at home.

As the largest producer of soft pretzels in the world, J & J Snack Foods' flagship brand, SUPERPRETZEL soft pretzels, is "the good-for-you snack." They're fat free, cholesterol free and all natural -- qualities that continue to fuel our soft pretzel sales in both our Food Service and Retail Supermarket divisions.

A growth strategy that works.

J & J's sales and marketing strategy for growth has produced outstanding results across our product lines, and consists of two fundamental principles:
* Create innovative new products for existing distribution channels
* Develop new distribution channels for existing products
Over the years, we have created innovative new products by introducing a number of line extensions to our flagship SUPERPRETZEL brand. These include such products as SOFT PRETZEL BITES, SOFTSTIX cheese-filled soft pretzel sticks, THE BIG CHEESE cheese-filled soft pretzels, king size and one ounce soft pretzels as well as proprietary and custom pretzel shapes.

Our second principle is visible in the number of new locations where our pretzels can be found. In the past year, we continued to expand soft pretzel distribution to consumers through various alternative product delivery systems through schools and home delivery services, which helped contribute to an overall 13% increase in food service soft pretzel sales.

SUPERPRETZEL: The gold standard.

SUPERPRETZEL soft pretzels are "the perfect snack." Recognized as the gold standard of soft pretzels, it is the brand consumers have come to know and trust. For customers with existing food service facilities, we provide the well known SUPERPRETZEL soft pretzel brand, which can stand alone or work together with other branded merchandising concepts.

SUPERPRETZEL generates revenue even for customers without traditional snack bar facilities, thanks to our branded concept programs and innovative use of specially designed mobile merchandising units. College campuses and warehouse club stores are among those enjoying added revenue generating food service operations.

Feeling the heat in the freezer case.

The SUPERPRETZEL product line, including SUPERPRETZEL soft pretzels, SOFT PRETZEL BITES and SOFTSTIX, is the number one brand of soft pretzels in the retail supermarket. These microwaveable pretzels make it easy for consumers to enjoy a soft, warm, delicious treat at home or at work -- in just seconds.


Graphic: Drawing of baseball park packed with fans eating
SuperPretzels

This year, however, has been a challenging one. Significant and increased competition for freezer space from other soft pretzels and hot snacks, together with slower category growth, has impacted our performance.

Although overall supermarket sales of our soft pretzel products declined by 2% for the year, mostly due to volume declines of SOFTSTIX, our core retail SUPERPRETZEL soft pretzels grew slightly. We are in the process of implementing programs and marketing strategies which are designed to regain positive momentum in building the soft pretzel category in supermarkets.

A new twist on pretzels.

As the market leader and innovator, we are always working to further improve our existing soft pretzel products and introduce new items to the marketplace. Our research and development department continues to create soft pretzel line extensions in new flavors, shapes and sizes.

This year marked the introduction of a new soft pretzel product to our Food Service division: SWEET DOUGH soft pretzels. These soft pretzels offer an exciting twist on the conventional soft pretzel using a non-traditional sweet dough recipe. They're delicious plain or dipped in butter and topped with cinnamon sugar.

Near the end of our fourth quarter, tests were initiated on a new cinnamon raisin pretzel for an existing large food service customer. Other new products are in various stages of development and commercialization.

Snackin' at the pretzel shoppe.

Consumers continue to flock to our BAVARIAN PRETZEL BAKERY outlets for a healthy snack on the run. This J & J subsidiary operates approximately 80 retail outlets in regional malls primarily throughout the Mid-Atlantic states, all company owned and operated.

Retail sales at BAVARIAN PRETZEL BAKERY grew by 6% for the year. The menu offerings were expanded at many locations to include our new SWEET DOUGH soft pretzels along with a host of other J & J snack items. BAVARIAN PRETZEL BAKERY enables us to compete in the growing retail pretzel shoppe marketplace and provides a natural extension to our distribution channels.

It's Fun! It's Healthy! It's SUPERPRETZEL!

No wonder kids, parents and schools love SUPERPRETZEL! It's the perfect fat free school lunch or snack item. Our soft pretzel products meet the requirements for the U.S.D.A. National School
Lunch/Breakfast Program.

Graphic: Drawing of a SuperPretzel


A Super Selling Tool

J & J offers a wide array of branded merchandising and equipment programs which are available to our thousands of food service customers.

These units, which prominently display our eye-catching
SUPERPRETZEL logo, provide food service customers with everything they need. The result is higher consumer recognition and increased sales.

Graphic: Picture of a SuperPretzel display case


Frozen Desserts

Graphic: Picture of a LUIGI'S reqtail package, LUIGI'S, shap-ups and FROSTAR logos.

Our frozen products are hot! hot! hot!

Our two-fold growth strategy of product development and market expansion has resulted in healthy sales gains for J & J's other niche products, including frozen juice bars and desserts, marketed under the LUIGI'S, SHAPE-UPS and FROSTAR brands.

Frozen dessert products for the Food Service division experienced growth this year largely due to the new LUIGI'S Real Italian Ice squeeze-up tubes, which helped produce a sales increase of 26% for the year.

LUIGI'S is another good-for-you niche product benefitting from the consumer's desire to eat healthier foods. An excellent alternative to ice cream, it's a refreshing taste treat that is fat free, cholesterol free and dairy free.

We also enjoyed continued strength in our SHAPE-UPS and FROSTAR brands. These frozen treats are both made with real fruit juice and are sold primarily through school food service. Like our soft pretzels, SHAPE-UPS carry the Child Nutrition (CN) Label and are approved by the U.S.D.A. for the National School Lunch Program. They're nutritious, fun to eat, and a favorite of kids nationwide.

Graphic: Artist drawing of children

The squeeze is on!

LUIGI'S Real Italian Ice squeeze-up tubes, which were introduced last year in a 4 oz. size, were rolled out nationally this year with better than expected results. Squeeze-ups are currently being sold in snack bars, convenience stores, leisure and theme parks and pizzeria restaurants. And they're even being served on a major airline!

Made with real fruit juice, LUIGI'S 4 oz. squeeze-ups are also being sold in a wide variety of retail outlets to complement our other snack foods. A variety pack was designed for sale in warehouse club stores and is experiencing strong sales growth. And, to generate LUIGI'S sales at stadiums and arenas, we introduced an exclusive 8 oz. squeeze-up tube toward the end of our year.

A growing year in grocery.

Retail supermarket sales of LUIGI'S Real Italian Ice experienced another strong growth year, thanks in part to today's health conscious consumers. Sales and market share increased significantly. We also introduced and successfully gained distribution of a new variety pack to the marketplace.

Industry retail information reports indicate that this year's sales have resulted in LUIGI'S becoming the number one brand of Italian Ice in the supermarket freezer.

Sizing Up Each Market

LUIGI'S Real Italian Ice is available in 6-oz. cups for retail supermarkets, and 4-oz. and 8-oz. squeeze-up tubes for food service sales. No matter what the size, LUIGI'S is a delicious, fat free, cholesterol free and dairy free treat for kids of all ages.

Graphic: Pictures of three LUIGI'S products

Other Snack Foods


Graphic: Picture of Churros and Funnel Cake graphic

Viva TIO PEPE!

J & J Snack Foods Corp. produces a variety of other niche snack foods including TIO PEPE'S churros, a crispy, cinnamon-sugared, doughnut-like snack of Hispanic origin. Churro sales were down only slightly for the year despite a large decline in sales to one customer that discontinued the product offering.

Traditionally well known in the West and Southwest, churros are now becoming more familiar to consumers nationwide due to increased exposure. In keeping with our strategy to create new market niches for existing products, in 1995 we increased churro sales through warehouse club stores and in retail supermarkets in Western and Southwest markets.

In our continuing effort to expand our international business, a churro program was introduced in Mexico through our ICEE division. Additionally, our export sales of churros to the Far East continue to grow.

Graphic: Artist rendering of a Churros concession stand

Churros and fruit -- ole !

In our fourth quarter we developed a new food service line extension which is being introduced in fiscal '96, TIO PEPE'S fruit filled churros. They combine the traditional churro cinnamon pastry with delicious fruit and cream fillings. It's a scrumptious and wholesome combination!

Our filled churros will appeal to food service locations beyond traditional snack bars. They're also perfect for school food service, since they meet both bread and fruit requirements for the U.S.D.A. National School Breakfast/Lunch Program.

Funnel cakes made easy.

Funnel cakes are "the original carnival treat" that J & J has turned into a growing business, marketing a line of frozen pre-cooked and dry mix funnel cakes under THE FUNNEL CAKE FACTORY brand name. Our unique, frozen funnel cakes make preparation easier than ever before. In fact, just heat and serve -- no more mixing, measuring or frying required.

Our funnel cakes are also approved by the U.S.D.A. for the National School Breakfast Program. They are sold through our Food
Service division to school food service, snack bars and amusement parks.

Churros on the Move!

We've placed our innovative new mobile merchandising carts at warehouse club stores nationwide.

These carts give thousands of shoppers the chance to try our churros, which can then be purchased from the frozen foods section for home consumption.

Graphic: Picture of a Churros display case


Frozen Carbonated Beverages (FCB)

Graphic:  Picture of a box of Churros and Churros and Funnel Cake Graphics

A refreshing way to chill out.

Ice-cold and bubbly, our ICEE and ARCTIC BLAST brands are among the most refreshing drinks available in what has become a fiercely competitive beverage market.

These semi-frozen beverages, which are served from our proprietary dispensing equipment, are marketed and distributed by ICEE-USA, the FCB division of J & J Snack Foods Corp. Whether sipped through a straw or eaten with a spoon, they're a growing favorite of consumers of all ages.

We're continually working to put our frozen beverages in the hands of more consumers in more locations. Today, they can be found in thousands of outlets throughout North America, including many outlets where our soft pretzels and other snack foods are sold.

Finding liquidity in frozen assets.

Sales this year resulted in a modest increase of 1% in frozen carbonated beverages and related products, despite a sharp sales decline at our Mexican FCB subsidiary due to the troubled Mexican economy and peso devaluation.

Graphic: Drawing of a snack food stand that is in the shape of a giant ICEE Frozen Carbonated Beverage dispensing machine. The stand is staffed by a sales person who is dispensing SuperPretzels and ICEE beverages to customers.

In order to provide for future gains by the frozen carbonated beverage product line, we made key improvements throughout the year. These included an aggressive new promotional program and the development of a new kiosk designed for a mass merchandiser.
We also improved the efficiency of our syrup distribution system by utilizing third party distribution, where appropriate, for a segment of our customers. This plan will be expanded on a selective basis.

New, "friendlier" dispensers.

The proprietary dispensing equipment manufactured by the FCB division is a major factor in expanding our customer base. In 1995, we made several design and operational improvements in both our standard ICEE floor model dispenser and our counter top dispenser, which is used where space is a limitation. The results have been improved reliability and more "user-friendly" machines.

A warm reception for a cool product.

The distribution of ARCTIC FREEZE, a new frozen beverage product, was expanded to both school locations and other retailers this past year. ARCTIC FREEZE is offered in two formulations, one of which contains 50% fruit juice and carries the U.S.D.A. approved Child Nutrition (CN) Label.

An expanding cold front.

Our ICEE-USA subsidiary is the largest distributor of frozen carbonated beverages in North America, with branches and warehouses positioned to serve our customers. Our ICEE products are distributed in the western United States, Canada and Mexico, while ARCTIC BLAST is sold primarily in the East.

During the year, we acquired the international rights for the sale of ICEE products and are currently exploring opportunities to develop the international market for FCB.

A Promotional Blast

To support our customers' retail sales efforts, we provide topical in-store promotions and attention-getting point-of-sale materials.

Graphic: Pictures of ICEE and ARCTIC BLAST promotional material

J & J Snack Foods Corp. and Subsidiaries


Management's Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

Fiscal 1995 (53 weeks) Compared to Fiscal 1994 (52 weeks)
Net sales increased $10,937,000 or 6% in fiscal 1995 compared to fiscal 1994 to $185,362,000. Net sales, excluding sales of Western Syrup Company in both years, increased $13,084,000 or 8% to $184,431,000 for the year.

During the third quarter, the Company sold its syrup and flavor manufacturing subsidiary, Western Syrup Company, to an unrelated third party for cash and notes. The Company does not anticipate that the sale of Western will have a material impact on its operations or financial position.

Sales to food service customers increased $10,455,000 or 15% to $79,382,000 in fiscal 1995. Soft pretzel sales to the food service market increased 13% to $51,032,000 and churro sales decreased 1% to $9,512,000. Excluding a large sales decline to one customer, sales of churros increased $824,000 or 10%. New channels of distribution and new products accounted for most of the added pretzel volume. Frozen juice bar and dessert sales increased 26% to $13,571,000 due to expanded distribution and new products.

Sales of products to retail supermarkets increased $2,897,000 or 8% to $41,300,000 in fiscal 1995 due to higher unit volume. Total soft pretzel sales to retail supermarkets were $26,043,000, a decrease of 2% from fiscal 1994. Sales of the flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, increased 3% to $21,708,000. The increase was substantially less than in prior years due to increased competition. SOFTSTIX sales decreased $1,340,000 or 26% to $3,839,000 from the previous year. LUIGI'S Real Italian Ice sales increased $3,533,000 or 33% to $14,358,000 due to increased distribution and market share.

Frozen carbonated beverage and related product sales increased $590,000 or 1% to $43,600,000 in fiscal 1995 even though sales of the Company's Mexican frozen carbonated beverage subsidiary were down $1,232,000 or 39% for the year due to the devaluation of the peso and the business downturn in Mexico. Beverage sales alone increased 3% to $41,736,000.

Bakery sales decreased $1,471,000 or 13% to $9,485,000 in fiscal
1995 due to lower unit volume. The decline was due to a reduction in purchases by a single customer. Bavarian Pretzel Bakery sales increased 6% to $10,664,000 for the year.

Gross profit on sales declined to 50% for fiscal 1995 compared to 53% for fiscal 1994. The percentage decrease is primarily attributable to higher packaging and raw material costs and increased manufacturing overhead costs due to recent expansions of production capacities.

Total operating expenses increased $6,196,000 to $85,481,000 in fiscal 1995 and as a percentage of sales increased to 46% from 45% in fiscal 1994. Marketing expenses as a percent of sales increased approximately 2% of sales to 32% of sales in 1995 from 29% in 1994 due primarily to higher retail supermarket promotional and advertising spending and increased equipment costs, which includes depreciation, installation and service costs, in our frozen carbonated beverage division. Distribution expenses decreased to 10% of sales in 1995 from 11% in 1994 due primarily to the use of alternate channels of distribution and more efficient operations in our frozen carbonated beverage division. Administrative expenses decreased approximately 1/2% of sales to 4% of sales in 1995 due to higher sales volume and reduced expenses.

Operating income decreased $5,395,000 or 43% to $7,008,000 in fiscal 1995. Decreases in operating income and increases in operating losses were across all product lines.

Investment income increased in fiscal year 1995 due to a higher level of invested funds and higher interest and dividend rates on investments. Interest expense decreased $52,000 to $399,000 because of debt reduction.

Sundry income increased $789,000 to $1,365,000 for the fiscal year principally due to gains on disposals of certain property and equipment.

The effective income tax rate was 38% in both fiscal 1995 and 1994.

Net earnings decreased $2,728,000 or 32% in fiscal 1995 to $5,804,000.

The Financial Accounting Standards Board (the FASB) issued a new standard, FAS No. 107, "Disclosure About Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their financial instrument assets and liabilities. The Company will be required to implement this new standard in its fiscal year 1996. Implementation of this standard will have no effect on earnings.

The FASB issued a new standard, FAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in FAS No. 123 had been applied. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard in its fiscal year 1997.

The FASB issued a new standard, FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Company anticipates that the impact of FAS No. 121 on the financial position and results of operations of the Company, when adopted, will not be material. The Company is required to adopt this new standard in its fiscal year 1997.
The Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which provides guidance on accounting and reporting for investments in equity securities with readily determinable fair values and for all investments in debt securities. The Company adopted this new standard in the first quarter of the current fiscal year with no impact on earnings.

Results of Operations

Fiscal 1994 (52 weeks) Compared to Fiscal 1993 (52 weeks)
Net sales increased $27,235,000 or 19% in fiscal 1994 compared to fiscal 1993 to $174,425,000. Net sales, excluding sales of Bavarian Pretzel Bakery, increased $17,184,000 or 12% to
$164,374,000 for the year.

Sales to food service customers increased $9,950,000 or 17% to $68,927,000 in fiscal 1994. Soft pretzel sales to the food service market increased 21% to $45,246,000 and churro sales increased 18% to $9,603,000. Expanded unit volume accounted for virtually all of the dollar increases and resulted from increased warehouse club store, fast food chain, convenience store, school, movie theatre and stadium business. Frozen juice bar and dessert sales increased 13% to $10,806,000.

Sales of products to retail supermarkets increased $8,426,000 or 28% to $38,403,000 in fiscal 1994 primarily due to higher unit volume. Total soft pretzel sales to retail supermarkets were $26,453,000, an increase of 36% from fiscal 1993. Sales of the flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, increased 29% to $20,977,000. SOFTSTIX sales increased $2,008,000 to $5,179,000 in the year primarily due to expanded distribution. LUIGI'S Real Italian Ice sales increased $1,299,000 or 14% to $10,825,000 due to higher unit volume and a price increase. The price increase accounted for approximately 50% of the dollar sales increase.

Frozen carbonated beverage and related product sales decreased $2,463,000 or 5% to $43,010,000 in fiscal 1994. Beverage sales alone decreased 6% to $40,371,000 even though there were an increased number of our frozen carbonated beverage dispensers at customer locations. The sales decrease was caused by continuing significant declines in unit sales to the division's largest customer and by temporary and permanent removals and relocations of our frozen carbonated beverage dispensers at chain and convenience store accounts, as well as by other less directly identifiable factors.

Bakery sales increased $1,697,000 or 18% to $10,956,000 in fiscal 1994 due to higher unit volume. One customer accounted for substantially all of the increase. Syrup and topping product sales decreased $426,000 or 12% to $3,078,000 due to lower unit volume. Gross profit on sales was 53% for fiscal 1994 compared to 55% for fiscal 1993. Excluding Bavarian, gross profit as a percentage of sales was 55% in both fiscal years.

Total operating expenses increased $10,400,000 in fiscal 1994 and as a percentage of sales decreased to 45% from 47% in fiscal 1993. Excluding Bavarian, operating expenses as a percentage of sales increased 1% to 48% in 1994. Marketing expenses, exclusive of Bavarian, increased from 29% to 31% for the year primarily because of higher frozen carbonated beverage marketing expenses combined with lower frozen carbonated beverage sales compared to last year. Distribution expenses, exclusive of Bavarian, were 12% of sales in both years. Administrative expenses, exclusive of Bavarian, decreased less than 1% to 4% of sales in the current year from 5% last year primarily because of higher sales volume.

Group health insurance costs for fiscal year 1994 decreased approximately $1,000,000 from last year's amounts due to a change in programs effected during last year's third quarter. Most of the decreases were in operating expenses.

Operating income increased $196,000 or 2% to $12,403,000 in fiscal
1994.

Investment income increased slightly in fiscal year 1994 due to a higher level of invested funds. Interest expense increased $86,000 to $451,000 in 1994 because of the Bavarian acquisition and because interest on the borrowings related to the expansion of the East Coast freezer storage warehouse was capitalized during the construction period in 1993 but was fully expensed in 1994.

Sundry income increased $403,000 to $576,000 for the fiscal year principally due to the sale of idle land.

The effective income tax rates were 38% in fiscal 1994 and 36% in fiscal 1993. The increase of slightly more than 1% in the effective income tax rate was caused by higher federal income tax rates in 1994 and miscellaneous factors. The Financial Accounting Standards Board (the FASB) issued a new standard, FAS No. 109, "Accounting for Income Taxes," which significantly changes the accounting for deferred income taxes. The statement provides for a liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. The Company adopted this new standard in the quarter ended December 25, 1993. The adoption of the standard did not have a significant impact on net earnings for fiscal year 1994.

Net earnings increased $182,000 or 2% in fiscal 1994 to $8,532,000.

Acquisitions, Liquidity and Capital Resources

In May 1994, the Company acquired the assets of The Funnel Cake
Factory, Inc., a manufacturer and distributor of funnel cake products. The acquisition was paid for with cash and stock.

In October 1993, all of the common stock of Bavarian Soft
Pretzels, Inc., a specialty snack food retailer operating in malls, was acquired. The acquisition was paid for with cash.

The Company's current cash and marketable securities balances and cash expected to be provided by future operations are its primary sources of liquidity. The Company believes that these sources, along with its borrowing capacity, are sufficient to fund future growth and expansion.

The devaluation of the Mexican peso in December 1994 caused a reduction of $1,121,000 in stockholders' equity for the 1995 fiscal year because of the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. The Company experienced a dollar decline in the sales of this subsidiary of about 50% since the devaluation. The Company anticipates that the sales decline from prior year levels will continue at least through the first quarter of the 1996 fiscal year. In 1995, sales of the Mexican subsidiary decreased to $1,966,000 from $3,198,000 in 1994.

Under share repurchase programs initiated in fiscal year 1992, the Company purchased and retired 709,000 shares of its common stock at a cost of $8,467,000 in fiscal years 1994 and 1993. Under an additional share repurchase program initiated in fiscal year 1994, the Company is authorized to acquire an additional 1,000,000 shares of its common stock. The Company repurchased and retired 854,600 shares at a cost of $10,118,000 in fiscal years 1995 and 1994 under this authorization. Total purchases of Company stock in 1995 under the repurchase programs were 801,000 shares at a cost of $9,447,000.

Available to the Company are unsecured general purpose bank lines of credit totalling $25,000,000. There were no borrowings under these general bank lines of credit at September 30, 1995.

Fiscal 1995 Compared to Fiscal 1994

The combined balance of cash and cash equivalents and marketable securities increased $3,456,000 from $11,064,000 in 1994 to $14,520,000 in 1995 primarily because of the investment of proceeds from long-term investments into cash equivalents.

Receivables increased $328,000 to $16,846,000 primarily because of higher sales levels.

Inventories decreased $510,000 to $11,009,000 primarily because of the sale of Western Syrup Company.

Property, plant and equipment increased $7,717,000 primarily because of expenditures for dispensers required for the expansion of the frozen carbonated beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production capability at the Company's manufacturing facilities which were offset by declines resulting from the sale of Western Syrup Company, disposals and a foreign currency translation adjustment recorded because of the devaluation of the Mexican peso.

Goodwill, trademarks and rights, net of accumulated amortization decreased $1,149,000 to $8,644,000 primarily because of amortization. Long-term investments decreased $2,429,000 to $8,335,000 primarily because of the investment of proceeds from long-term investments into cash equivalents. Sundry assets increased by $302,000 from 1994 primarily because of a note receivable accepted as part of the payment for the purchase of Western Syrup Company by a third party offset by use of bond trust funds.

Accounts payable decreased $1,247,000 primarily because of a decline in deposits received for equipment purchases, a decline in vendor advances and the sale of Western Syrup Company.

Accrued liabilities increased $1,385,000 in 1995 from $4,537,000 in 1994 due to higher sales rebates due customers, higher income taxes accrued and a provision for closed stores at Bavarian
Pretzel Bakery.

Common stock decreased $9,144,000 in 1995 to $40,802,000 because of payments by the Company to repurchase and retire its stock.

A foreign currency translation adjustment of ($1,121,000) was recorded in 1995 due to the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. The revaluation was necessitated by the sharp devaluation of the Mexican peso.

Net cash provided by operating activities decreased $2,579,000 to $20,588,000 in 1995 from $23,167,000 in 1994 primarily because of lower net earnings.

Net cash used in investing activities decreased $10,382,000 to $7,353,000 in 1995 from $17,735,000 in 1994 primarily because of lower capital expenditures of $5,651,000, no payments for purchases of companies compared to $1,523,000 in 1994, an increase of $4,282,000 in net proceeds from investments, and higher proceeds of $323,000 from the sales of operations and disposals of property and equipment offset by the lower use of funds from the bond trust fund of $1,287,000. Capital expenditures decreased by $5,651,000 in 1995 from 1994 primarily because of lower expenditures by our frozen carbonated beverage division.

Net cash used in financing activities increased to $9,160,000 in 1995 compared to $7,268,000 used in 1994 primarily because of an increase in the purchase of the Company's common stock of $2,168,000.

Fiscal 1994 Compared to Fiscal 1993

The combined balance of cash and cash equivalents and marketable securities decreased $4,724,000 from $15,788,000 in 1993 to $11,064,000 in 1994 primarily because funds were redirected to long-term investments.

Receivables increased $1,037,000 to $17,176,000 primarily because of higher sales levels.

Inventories increased $1,019,000 to $11,519,000 because of higher sales levels and inventory required for Bavarian Pretzel Bakery.

Prepaid expenses and deposits increased to $1,611,000 in 1994 from $1,035,000 in 1993 because of deposits made for equipment purchases.

Property, plant and equipment increased $18,532,000 primarily because of expenditures for additional dispensers required for the expansion of the frozen carbonated beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion of production capacity at the Company's primary East Coast manufacturing facility.

Goodwill, trademarks and rights, net of accumulated amortization increased $441,000 to $9,793,000 because of the acquisitions of Bavarian Pretzel Bakery and The Funnel Cake Factory, Inc. Long-term investments increased $4,138,000 to $10,764,000 because of the long-term investment of excess funds. Sundry assets decreased by $2,330,000 from 1994 primarily because of the use of $1,942,000 of bond trust funds.

Accounts payable increased $2,693,000 primarily because of increased production requirements and deposits received for equipment purchases.

Deferred income of $692,000 was recorded on the sale of the Company's Hawaiian ICEE operations.

Common stock decreased $5,943,000 in 1994 to $49,946,000 because of payments by the Company to repurchase and retire its stock.

Net cash provided by operating activities increased $2,948,000 to $23,167,000 in 1994 from $20,219,000 in 1993 because of increased depreciation and amortization of fixed assets, accounts payable and accrued liabilities.

Net cash used in investing activities increased $6,182,000 to $17,735,000 in 1994 from $11,553,000 in 1993 primarily because increased capital expenditures of $3,167,000, higher payments for purchases of companies of $1,322,000 and a decline of $4,670,000 in net proceeds from investments offset an increase in proceeds of $1,500,000 from the sales of operations, property and equipment and the increased use of funds from the bond trust fund of $1,110,000. Capital expenditures increased by $3,167,000 in 1994 from 1993 primarily because of expenditures to increase production capacity at the Company's primary East Coast manufacturing facility.

Net cash used in financing activities increased to $7,268,000 in 1994 compared to $774,000 used in 1993 primarily because of an increase in the purchase of the Company's common stock of $5,421,000.


Consolidated Statements of Earnings

                                          Fiscal year ended
                                September 30,  September 24,  September 25,
                                    1995           1994           1993
                                 (53 weeks)     (52 weeks)     (52 weeks)
Net sales                       $185,362,000   $174,425,000   $147,190,000
Cost of goods sold                92,873,000     82,737,000     66,098,000
       Gross profit               92,489,000     91,688,000     81,092,000

Operating expenses
    Marketing                     58,444,000     51,428,000     43,364,000
    Distribution                  18,591,000     19,071,000     17,351,000
    Administrative                 7,585,000      7,936,000      7,321,000
    Amortization of intangibles
      and deferred costs             861,000        850,000        849,000

                                  85,481,000     79,285,000     68,885,000

    Operating income               7,008,000     12,403,000     12,207,000

Other income (deductions)
    Investment income              1,327,000      1,145,000      1,113,000
    Interest expense                (399,000)      (451,000)      (365,000)
    Sundry                         1,365,000        576,000        173,000

                                   2,293,000      1,270,000        921,000

Earnings before
    income taxes                   9,301,000     13,673,000     13,128,000

Income taxes                       3,497,000      5,141,000      4,778,000

              NET EARNINGS        $5,804,000     $8,532,000     $8,350,000

Earnings per common share              $.61           $.82           $.80

Weighted average
    number of shares               9,544,000     10,430,000     10,431,000

The accompanying notes are an integral part of these statements.


Consolidated Balance Sheets

                                        September 30,  September 24,
                                            1995          1994
Assets
Current Assets
      Cash and cash equivalents          $10,696,000    $6,621,000
      Marketable securities
          available for sale               3,824,000     4,443,000
      Receivables
          Trade, less allowance
          of $271,000 and $296,000,
          respectively                    16,846,000    16,518,000
      Other                                  621,000       658,000
      Inventories                         11,009,000    11,519,000
      Prepaid expenses and deposits        1,498,000     1,611,000
           Total current assets           44,494,000    41,370,000

Property, Plant and
      Equipment, at cost                 130,633,000    122,916,000
        Less accumulated
        depreciation and amortization     71,410,000     59,788,000
                                          59,223,000     63,128,000

Other Assets
      Goodwill, trademarks
        and rights, less accumulated
        amortization of $5,147,000
        and $4,353,000, respectively       8,644,000      9,793,000
      Long-term investments
        available for sale                   990,000          --
      Long-term investments
        held to maturity                   7,345,000     10,764,000
      Sundry                               2,613,000      2,311,000
                                          19,592,000     22,868,000
                                        $123,309,000   $127,366,000

Liabilities and Stockholders' Equity
Current Liabilities
      Current maturities
        of long-term debt                    $16,000        $15,000
      Accounts payable                    10,607,000     11,854,000
      Accrued liabilities                  5,922,000      4,537,000
         Total current liabilities        16,545,000     16,406,000

Long-Term Debt, less current maturities    5,011,000      5,028,000
Deferred Income                              666,000        692,000
Deferred Income Taxes                      5,003,000      4,695,000

Commitments                                      --             --

Stockholders' Equity
      Capital stock
        Preferred, $1 par value;
         authorized, 5,000,000 shares;
         none issued                             --              --
        Common, no par value;
         authorized, 25,000,000 shares;
         issued and outstanding,
         9,126,000 and 9,889,000,
         respectively                      40,802,000     49,946,000
        Foreign currency
         translation adjustment            (1,121,000)          --
        Retained earnings                  56,403,000     50,599,000
                                           96,084,000    100,545,000
                                         $123,309,000   $127,366,000

The accompanying notes are an integral part of these statements.


Consolidated Statement of Stockholders' Equity

                                             Foreign
                                             Currency
                           Common Stock     Translation  Retained
                        Shares      Amount   Adjustment  Earnings      Total
Balance at
September 27, 1992    10,400,000 $56,348,000 $    --   $33,717,000 $90,065,000
 Issuance of common
  stock upon exercise
  of stock options       151,000   1,399,000      --          --     1,399,000
 Repurchase of
  common stock.         (233,000) (1,858,000)     --          --    (1,858,000)
 Net earnings for the
  fiscal year ended
  September 25, 1993         --        --         --     8,350,000   8,350,000

Balance at
September 25, 1993    10,318,000  55,889,000      --    42,067,000  97,956,000
 Issuance of common stock
  Exercise of stock
  options                 80,000     936,000      --          --       936,000
 Acquisition              20,000     400,000      --          --       400,000
Repurchase of
  common stock          (529,000) (7,279,000)     --          --    (7,279,000)
Net earnings for the
 fiscal year ended
 September 24, 1994          --         --        --      8,532,000  8,532,000

Balance at
September 24, 1994     9,889,000  49,946,000      --     50,599,000 100,545,000
 Issuance of common stock
 upon exercise of stock
 options                  38,000    303,000       --          --       303,000
 Foreign currency
  translation adjustment     --          --   (1,121,000)     --    (1,121,000)
 Repurchase of
  common stock.         (801,000)(9,447,000)      --          --    (9,447,000)
 Net earnings for the
  fiscal year ended
  September 30, 1995         --          --       --       5,804,000 5,804,000

Balance at
September 30, 1995   9,126,000 $40,802,000 $(1,121,000) $56,403,000 $96,084,000

The accompanying notes are an integral part of these statements.


Consolidated Statements of Cash Flows

                                                 Fiscal year ended
                                    September 30,  September 24,  September 25,
                                         1995           1994            1993
                                      (53 weeks)     (52 weeks)     (52 weeks)
Cash flows from operating activities:
Net earnings                          $5,804,000     $8,532,000     $8,350,000
Adjustments to reconcile net
  earnings to net cash
  provided by operating activities:
Depreciation and amortization
  of fixed assets                     15,040,000     13,797,000     11,815,000
Amortization of intangibles
  and deferred costs                   1,016,000      1,011,000      1,017,000
Gains from disposals of property
  and equipment                       (1,222,000)      (416,000)       (82,000)
Increase (decrease) in deferred
  income taxes                           308,000        (73,000)       496,000
Other adjustments                       (123,000)           --         (61,000)
Changes in assets and liabilities,
  net of effects from purchase of companies
    Increase in accounts receivable     (443,000)     (1,184,000)   (2,013,000)
    Increase in inventories             (235,000)       (400,000)     (827,000)
    Decrease (increase) in
      prepaid expenses                    15,000        (556,000)      339,000
    Increase in accounts payable
      and accrued liabilities            428,000       2,456,000     1,185,000
Net cash provided by operating
    activities                        20,588,000      23,167,000    20,219,000

Cash flows from investing activities:
    Capital expenditures             (12,935,000)    (18,586,000)  (15,419,000)
    Proceeds from sales of operations    405,000       1,100,000          --
    Payments for purchase of companies,
      net of cash acquired and debt assumed --        (1,523,000)     (201,000)
    Proceeds from investments held
      to maturity                        405,000       4,606,000       210,000
    Payments for investments
      held to maturity                (1,000,000)     (4,171,000)   (2,609,000)
    Proceeds from investments
      available for sale               6,609,000       6,020,000    15,910,000
    Payments for investments
      available for sale              (2,981,000)     (7,704,000)  (10,090,000)
    Decrease in bond trust fund          655,000       1,942,000       832,000
    Proceeds from disposals of
      property and equipment           1,620,000         602,000       202,000
    Other                               (131,000)        (21,000)     (388,000)
        Net cash used in
         investing activities         (7,353,000)    (17,735,000)  (11,553,000)

Cash flows from financing activities:
    Proceeds from issuance of
      common stock                       303,000         786,000     1,204,000
    Payments to repurchase
      common stock                    (9,447,000)     (7,279,000)   (1,858,000)
    Payments of long-term debt           (16,000)       (775,000)     (137,000)
    Other                                    --              --         17,000
       Net cash used in
          financing activities        (9,160,000)     (7,268,000)     (774,000)

       Net increase (decrease) in
          cash and cash equivalents    4,075,000      (1,836,000)    7,892,000

Cash and cash equivalents
    at beginning of year               6,621,000       8,457,000       565,000
Cash and cash equivalents
    at end of year                   $10,696,000      $6,621,000    $8,457,000

The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements

Note A -- Summary of Accounting Policies

J & J Snack Foods Corp. and Subsidiaries (the Company) manufactures, markets and distributes a variety of nutritional snack foods and beverages to the food service and retail supermarket industries. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Principles of Consolidation
The consolidated financial statements include the accounts of J &
J Snack Foods Corp. and all its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in the consolidated statements.

2. Revenue Recognition
The Company recognizes revenue when its product is shipped.

3. Foreign Currency
Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The cumulative translation adjustment is recorded as a separate component of stockholders' equity.

4. Cash Equivalents
Cash equivalents are short-term, highly liquid investments with original maturities of three months or less. Cash equivalents were $11,524,000 and $4,895,000 at September 30, 1995 and September 24,
1994, respectively.

5. Concentrations of Credit Risk
Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of the Company's customers over different industries and geographies.

6. Inventories
Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

7. Depreciation and Amortization
Depreciation of equipment and buildings is provided for by the straight-line and accelerated methods over estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are being amortized by the straight-line method over periods ranging from 5 to 30 years. Management reviews the realization of goodwill based upon past and expected performance of acquired businesses.

The FASB issued a new standard, FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The Company anticipates that the impact of FAS No. 121 on the financial position and results of operations of the Company, when adopted, will not be material. The Company is required to adopt this new standard in its fiscal year 1997.

8. Financial Instruments
The FASB issued a new standard, FAS No. 107, "Disclosure About Fair Value of Financial Instruments," which requires all entities to disclose the estimated fair value of their financial instrument assets and liabilities. The Company will be required to implement this new standard in its fiscal year 1996.

9. Income Taxes
The Company adopted, effective September 26, 1993, FAS No. 109, "Accounting For Income Taxes." Under the liability method specified by FAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are vacation accruals, insurance reserves, deferred income and accumulated depreciation.

The deferred method, used in years prior to fiscal 1994, required the Company to provide for deferred tax expense based on certain items of income and expense which were reported in different years in the financial statements and the tax returns as measured by the tax rate in effect for the year the difference occurred. The cumulative effect of the change in accounting on years prior to fiscal 1994 did not have a material impact on the Company's net earnings for the year ended September 24, 1994.

10. Investments in Debt and Equity Securities
The Company adopted, effective September 25, 1994, FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which provides guidance on accounting and reporting for investments in equity securities with readily determinable fair values and for all investments in debt securities. The adoption of FAS No. 115 did not have a material impact on the financial position and results of operations of the Company.

11. Earnings Per Common Share
Earnings per share are based on the weighted average number of common shares outstanding, including common stock equivalents
(stock options).

12. Accounting for Stock-Based Compensation
The FASB issued a new standard, FAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in FAS No. 123 had been applied. The Company has not determined which method it will follow in the future. The Company will be required to adopt the new standard in its fiscal year 1997.

Note B -- Acquisitions

In May 1994, the Company acquired the assets of The Funnel Cake
Factory, Inc., a manufacturer and distributor of funnel cake products. The acquisition was paid for with cash and stock.

In October 1993, all of the common stock of Bavarian Soft
Pretzels, Inc., a specialty snack food retailer operating in malls, was acquired. The acquisition was paid for with cash.

The acquisitions were accounted for under the purchase method of accounting and the operations are included in the consolidated financial statements from the respective acquisition dates. The impact of the acquisitions on the results of operations is not significant.

Note C -- Credit Arrangements

The Company has available general unsecured bank lines of credit of $25,000,000 at rates below the prime rate. The loan agreements specify net worth and other financial covenants. The entire amounts of these lines of credit were available at September 30, 1995.

Note D -- Marketable Securities

The Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective September 25, 1994. This new standard requires investments in securities to be classified in one of three categories: held to maturity, trading and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in security trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities, net of tax are reported as a separate component of stockholders' equity and excluded from the determination of net income.

Proceeds on sales of securities classified as available for sale were $6,600,000 in the year ended September 30, 1995 with a gain of $21,000 realized. The Company uses the specific identification method to determine the cost of securities sold.

The amortized cost, unrealized gains and losses, and fair market values of the Company's available for sale and held to maturity securities held at September 30, 1995 are summarized as follows:

                                          Gross           Gross        Fair
                             Amortized  Unrealized     Unrealized     Market
                                Cost       Gains          Losses       Value
Available for
sale securities
  Equity securities          $   --       $12,000      $   --         $12,000
  Corporate debt
    securities                 996,000        --          46,000      950,000
  Municipal govern-
    -ment securities         3,818,000      6,000          8,000    3,816,000
                            $4,814,000    $18,000        $54,000   $4,778,000
Held to maturity
securities
  Corporate debt
    securities              $1,015,000     $8,000        $15,000   $1,008,000
  Municipal govern-
    -ment securities         5,830,000     11,000        195,000    5,646,000
   Other                       500,000        --             --       500,000
                            $7,345,000    $19,000       $210,000   $7,154,000

The following table lists the maturities of debt securities held at September 30, 1995 classified as available for sale and held to maturity:

                          Available for Sale           Held to Maturity
                                       Estimated                  Estimated
                        Amortized     Fair Market    Amortized   Fair Market
                          Cost           Value           Cost      Value
Due in one
  year or less          $3,824,000     $3,816,000     $   --      $   --
Due after
  one year
  through
  five years               495,000        500,000    7,345,000      7,154,000
Due after
  five years               495,000        450,000          --            --
Total                   $4,814,000     $4,766,000   $7,345,000     $7,154,000

Note E -- Inventories

Inventories consist of the following:
                         September 30,  September 24,
                              1995           1994
Finished goods             $5,669,000     $5,538,000
Raw materials               1,019,000      1,293,000
Packaging materials         1,947,000      1,777,000
Equipment parts and other   2,374,000      2,911,000
                          $11,009,000    $11,519,000

Note F -- Property, Plant and Equipment

Property, plant and equipment consist of the following:
                         September 30,  September 24,       Estimated
                               1995           1994         Useful Lives
Land                         $819,000       $973,000            --
Buildings                   5,119,000      5,119,000       15-39.5 years
Plant
  machinery and
  equipment                39,006,000     35,045,000        5-10 years
Marketing
  equipment                75,085,000     70,311,000        5 years
Transportation
  equipment                 2,086,000      2,622,000        5 years
Office
  equipment                 3,002,000      3,355,000        3-5 years
Improvements                5,036,000      4,741,000        5-20 years
Construction
  in progress                 480,000        750,000            --
                         $130,633,000   $122,916,000

Note G -- Accrued Liabilities

Included in accrued liabilities is accrued compensation of $2,423,000 and $2,263,000 as of September 30, 1995 and September
24, 1994, respectively.

Note H -- Long-Term Debt

Long-term debt consists of the following:
                                       September 30,  September 24,
                                            1995           1994
7.25% redeemable economic
  development revenue bonds
  payable December 2005; interest
  payable semi-annually (subject
  to debt limitation and minimum
  stockholders' equity covenants)        $5,000,000     $5,000,000
Other                                        27,000         43,000
                                          5,027,000      5,043,000
Less current maturities                      16,000         15,000
                                         $5,011,000     $5,028,000

Annual principal payments of long-term debt as of September 30, 1995 are as follows:

  1996                               $16,000
  1997                                 7,000
  1998                                 4,000
  1999                                 --
  2000                                 --
  2001 and thereafter              5,000,000
                                  $5,027,000

Note I -- Deferred Income

Deferred income consists of the Company's unrecognized gain on the sale of its ICEE operations in Hawaii to the former President of ICEE-USA Corp. in July 1994 for $1,100,000 in cash. Under the terms of the sale, the Company has guaranteed the payment of a bank note by the newly formed company, ICEE of Hawaii, Inc., through the issuance of a letter of credit. The Company's guarantee is collateralized by the assets of ICEE of Hawaii, Inc. The Company recognizes gain on the sale as the principal due on the bank note is reduced through payments by ICEE of Hawaii, Inc. During the year ended September 30, 1995, $25,000 was recognized.

Note J -- Income Taxes

Effective September 26, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method. The income tax provision for fiscal year 1993 has not been restated and there was no material cumulative effect.

              Fiscal year ended
                      September 30,  September 24,  September 25,
                           1995           1994           1993
                        (liability     (liability      (deferred
                            method)        method)        method)
Current
  U.S. Federal          $2,841,000     $4,829,000     $3,305,000
  Foreign                   63,000         98,000        261,000
  State                    285,000        449,000        248,000
                         3,189,000      5,376,000      3,814,000
Deferred (Benefit)
  U.S. Federal             359,000       (259,000)       905,000
  Foreign                  (43,000)        33,000        (71,000)
  State                     (8,000)        (9,000)       130,000
                           308,000       (235,000)       964,000
                        $3,497,000     $5,141,000     $4,778,000

The deferred income tax provision as of September 25, 1993 (deferred method) was comprised of the following:
Fixed asset accounting and depreciation methods       $529,000
Benefit of tax carry forwards                          233,000
Provision for workers' compensation                    (34,000)
Other                                                  236,000
                                                      $964,000

The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                          Fiscal year ended
                         September 30, September 24, September 25,
                              1995          1994          1993
                            (liability   (liability     (deferred
                               method)      method)       method)
Income taxes at
  statutory rates          $3,162,000   $4,649,000    $4,464,000
Increase (decrease) in
  taxes resulting from:
    State income taxes,
      net of federal income
      tax benefit             194,000      282,000       238,000
    Non-taxable income       (315,000)    (310,000)     (278,000)
    Other                     456,000      520,000       354,000
                           $3,497,000   $5,141,000    $4,778,000

Deferred tax assets and liabilities consist of the following:
                                      September 30,      September 24,
                                           1995               1994
Deferred tax assets
  Vacation accrual                        $256,000           $231,000
  Insurance reserve                        222,000            226,000
  Deferred income                          247,000            256,000
  Other, net                               449,000            420,000
                                         1,174,000          1,133,000
Deferred tax liabilities
  Depreciation of property
    and equipment                        6,115,000          5,774,000
  Other, net                                62,000             54,000
                                         6,177,000          5,828,000
                                        $5,003,000         $4,695,000

Note K -- Lease Commitments

The following is a summary of approximate future minimum rental commitments for non-cancelable operating leases with terms of more than one year as of September 30, 1995:
                   Plants and
                     Offices       Equipment         Total
1996               $2,935,000     $1,838,000     $4,773,000
1997                2,590,000      1,456,000      4,046,000
1998                2,310,000      1,109,000      3,419,000
1999                2,075,000        738,000      2,813,000
2000                1,823,000        613,000      2,436,000
2001 and
   thereafter      11,696,000        613,000     12,309,000
                  $23,429,000     $6,367,000    $29,796,000

Total rent expense was $6,141,000, $6,407,000 and $3,598,000 for fiscal years 1995, 1994 and 1993, respectively. Rent expense in 1995 and 1994 includes approximately $2,300,000 each year for Bavarian's retail stores.

Note L -- Capital Stock

Under share repurchase programs initiated in fiscal year 1992, the Company purchased and retired 709,000 shares of its common stock at a cost of $8,467,000 in fiscal years 1994 and 1993. Under an additional share repurchase program initiated in fiscal year 1994, the Company is authorized to acquire an additional 1,000,000 shares of its common stock. The Company repurchased and retired 854,600 shares at a cost of $10,118,000 in fiscal years 1995 and 1994 under this authorization. Total purchases of Company stock in 1995 under the repurchase programs were 801,000 shares at a cost of $9,447,000.

Note M -- Stock Options

In fiscal year 1992, the Company adopted a Stock Option Plan (the "Plan") which replaces the former Incentive Stock Option Plan. Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are non-qualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for non-qualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 1,000,000 shares reserved under the Plan; options for 504,000 shares remain unissued as of September 30, 1995.

In fiscal year 1991, the Company adopted a nonstatutory stock option plan for non-employee directors and the Chief Executive Officer of the Company whereby a total of 340,000 shares of common stock may be issued. Under the plan, each non-employee director is granted options to purchase 3,000 shares of common stock and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant and the options expire ten years after date of grant. Other non-qualified options have been issued to the Chief Executive Officer, directors and certain employees.

The following is a summary of stock options:

                 Incentive      Non-Qualified
                Stock Options  Stock Options
Balance at September 27, 1992
  Shares           550,129        225,026
  Prices           $5.75-14.16    $2.50-12.88
Granted
  Shares           119,500        37,000
  Prices           $13.63-15.75   $13.63
Exercised
  Shares           139,250        11,786
  Prices           $5.75-12.88    $7.50-9.81
Cancelled
  Shares           31,800         958
  Prices           $7.25-12.88    $5.89


                   Incentive      Non-Qualified
                  Stock Options  Stock Options
Balance at September 25, 1993
  Shares           498,579        249,282
  Prices           $5.75-15.75    $2.50-13.63
Granted
  Shares           147,691        37,000
  Prices           $11.00         $11.00
Exercised
  Shares           76,067         4,282
  Prices           $5.75-14.00    $5.89
Cancelled
  Shares           20,125           --
  Prices           $7.25-14.00      --
Balance at September 24, 1994
  Shares           550,078        282,000
  Prices           $7.25-15.75    $2.50-13.63
Granted
  Shares           147,500        47,000
  Prices           $11.00-12.50   $11.75-11.88
Exercised
  Shares           37,675            --
  Prices           $7.25-8.63        --
Cancelled
  Shares           17,091            --
  Prices           $11.00-13.63      --
Balance at September 30, 1995
  Shares           642,812        329,000
  Prices           $7.25-15.75    $2.50-13.63

Note N -- 401(k) Profit Sharing Plan

The Company maintains a 401(k) profit sharing plan for its employees. Under the plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $242,000, $204,000 and $146,000 were made in fiscal years 1995,
1994 and 1993, respectively.

Note O -- Cash Flow Information

The following is supplemental cash flow information:
              Fiscal year ended
                          September 30, September 24, September 25,
                                1995         1994        1993
Cash paid for:
  Interest (net of amount
    capitalized)              $395,000     $451,000     $367,000
  Income taxes               2,826,000    5,024,000    4,425,000

Non-cash investing and financing activities:
During 1993, $17,000 of capital lease obligations were incurred when the Company entered into leases for new equipment.


Report of Independent Certified Public Accountants

The Shareholders and Board of Directors
J & J SNACK FOODS CORP.

Graphic:  Grant Thornton Letterhead

We have audited the accompanying consolidated balance sheets of J & J Snack Foods Corp. and Subsidiaries as of September 30, 1995 and September 24, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the fiscal years in the three year period ended September 30, 1995 (53 weeks, 52 weeks and 52 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J & J Snack Foods Corp. and Subsidiaries at September 30, 1995 and September 24, 1994, and the consolidated results of their operations and their cash flows for each of the fiscal years in the three year period ended September 30, 1995 in conformity with generally accepted accounting principles.

As disclosed in Note D, the Company adopted Financial Accounting
Standard No. 115, "Accounting for Certain Investments in Debt and
Equity Securities," effective September 25, 1994.

Graphic: Grant Thornton signature

Grant Thornton LLP
Philadelphia, Pennsylvania
November 7, 1995


Corporate Information

Officers
Gerald B. Shreiber
Chairman of the Board,
President and Chief Executive Officer
Dennis G. Moore
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer
Robert M. Radano
Senior Vice President, Sales
John S. Schiavo
Senior Vice President, West
Donald M. Taylor
Vice President and General Manager of Eastern Operations

Directors
Gerald B. Shreiber
Chairman of the Board,
President and Chief Executive Officer
Dennis G. Moore
Senior Vice President,
Chief Financial Officer,
Secretary and Treasurer
Stephen N. Frankel
President, Stephen N. Frankel Realtor, Inc.
Peter G. Stanley
Executive Vice President,
Tri-Arc Financial Services, Inc.
Leonard M. Lodish
Samuel R. Harrell Professor,
Marketing Department of the Wharton
School, University of Pennsylvania

Quarterly Common Stock Data
              Market Price
Fiscal 1995   High Low
1st Quarter        12 7/8    11 1/4
2nd Quarter        12        10
3rd Quarter        13        10 1/8
4th Quarter        13 3/8    11 3/8
Fiscal 1994
1st Quarter        20 3/8    17 1/8
2nd Quarter        20 3/4    17 3/8
3rd Quarter        18 1/4    10 7/8
4th Quarter        13 1/4    12 1/8

Stock Listing

The common stock of J & J Snack Foods Corp. is traded on the over-the-counter market on the NASDAQ National Market System with the symbol JJSF.

Transfer Agent and Registrar
Midlantic National Bank
Metro Park Plaza
P.O. Box 600
Edison, NJ 08818

Auditors
Grant Thornton LLP

Counsel
Blank, Rome, Comisky & McCauley

Annual Meeting

The Annual Meeting of Shareholders is scheduled for Wednesday,
February 7, 1996 at 10:00 a.m. at the Hilton at Cherry Hill, 2349
W. Marlton Pike, Cherry Hill, New Jersey

Form 10-K

Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109
Attention: Dennis G. Moore