Form 10-K, Exhibit 13
period 1996-09-28
J&J SNACK FOODS CORP
filed 1996-12-20
CIK 785956

(Photograph and J&J Logo)


25Years of Bringing Together Good Friends and Good-For-You Snacks

Profile

J&J Snack Foods Corp. is a leading "niche" company in the dynamic snack food industry, manufacturing, marketing and distributing an expanding variety of nutritional, popularly priced snack foods and beverages to the food service and retail supermarket industries. J&J was founded twenty-five years ago in 1971 as a single, soft pretzel manufacturing facility in Pennsauken, New Jersey.

Today, listed on the NASDAQ exchange as "JJSF", the Company serves national and international markets with a wide variety of quality, branded snack foods from multiple facilities. Product offerings include soft pretzels; frozen carbonated beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies; muffins and baked health foods; popcorn; and other snack foods and drinks.

The Company's growth is the result of a strategy that emphasizes active development of new and innovative products, penetration into existing market channels and expansion of established products into new markets.

Now, a quarter century after its modest beginnings in 1971, J&J is a company whose wholesome, delicious products are enjoyed by millions of consumers around the world every day.


(Graphic, five years of sales, net earnings and stockholders' equity)


25 & Beyond (Photographs and graphic inserts pages 1 through 12)

Fiscal 1996 marked a truly significant milestone.  Our Silver
Anniversary. 25 years of bringing together good friends and good-for-you snacks.

Our fiscal 1996 financial performance results were mixed.
Although we achieved record sales in 1996 -- for the 25th consecutive year, and increased, albeit modestly, our earnings over fiscal 1995 -- a combination of factors impacted our ability to achieve our goals.

1996 RESULTS IN BRIEF

     Sales grew to $186 million
     Net income rose to $5.84 million
     Earnings per share increased to $.65 from $.61
     Book value climbed to $11.05 per share

We invested significantly in the development of new products. And, like other major bakers and users of flour, we were impacted by tremendous cost increases in our primary ingredients. We made a conscious decision to absorb these cost increases to protect and expand our market share as part of our long-term strategy.

A bright spot for fiscal 1996 was our ICEE-USA division, which improved dramatically over last year, including increased sales and a sharp increase in earnings.

Additionally, we made three small but key acquisitions: Pretzel Gourmet Corp., a hand-rolled soft pretzel specialty retailer; Mazzone Enterprises, a producer of frozen desserts including Italian ice, juice bars and sorbet; and Bakers Best, a manufacturer of soft pretzels selling to the food service and retail supermarket industries.

These are among the reasons we begin fiscal 1997 -- our next quarter century -- with high hopes and optimism.

25. . . We recently concluded our annual sales and management meetings where we initiated plans for fiscal 1997 and beyond. These included four days of intense work sessions, meetings and presentations, punctuated by evening business and social events and a 25th Silver Anniversary Celebration. Amidst the energy of today and the proud heritage and experiences of yesterday, we enthusiastically prepared for the future.

25. . . THE BEGINNING: The J & J we know today started out humble. Plenty humble. 25 years ago, I acquired the assets of a bankrupt soft pretzel company located in Pennsauken, NJ, with sales of $400,000 and eight employees.

Early on, we adopted criteria that became fundamental to our success and growth. Today, these criteria are recognized as our strengths: Produce niche quality products; be the low cost producer; and develop strong marketing and distribution channels.

J & J's early operation was simple. We made and sold one product. Soft pretzels. In one size and two varieties -- raw and baked. Distribution covered only New Jersey and parts of Pennsylvania. We believed then, as we do now, that we had a niche with tremendous potential for growth and expansion. Everywhere.

25. . . THE HISTORY: An overnight success? Hardly. Hard work, discipline and a never quit attitude were the basics. All the while, keeping competitors at bay with guerilla-like marketing and survival tactics. Our soft pretzel business grew and we consistently applied the fundamental criteria we had established. Key acquisitions of two regional soft pretzel producers in 1978, in St. Louis and Los Angeles, gave us a quasi-national presence. More importantly, manufacturing and distribution were enhanced and expansion capabilities were heightened.

In 1981, we entered the churro business with a "contract" to produce this cinnamon pastry for others. It was canceled on New Year's Eve, 1980. We were devastated...for about two days. We recovered quickly. Again, recognizing an opportunity, we acquired the assets to produce these churros and TIO PEPE'S churros were born.

1982 and 1983 were watershed years for J & J. The combination of exclusive license rights acquired from AMF for pretzel twisters (a coup), our plant expansion and the acquisition of Bachman Soft Pretzel Co. catapulted our manufacturing efficiency and made us truly the low cost producer.

In 1984, we began selling frozen juice bars as part of our school food service sales program. Today, SHAPE-UPS, LUIGI'S, FROSTAR and MAZZONE juice bars and frozen desserts form the nucleus of another leading category of J & J.

Becoming a public company -- a large public company -- was always a goal, a dream. We went public in 1986 and remain deeply committed to this goal of building a successful, large public company.

Also in 1986, we entered the retail supermarket business with a single SUPERPRETZEL product. Through effective selling, product line extensions and skilled marketing strategies and programs, we are establishing categories out of both soft pretzels and LUIGI'S Real Italian Ice.

Our frozen beverage business began when we acquired ICEE-USA in 1987. Originally selling the ICEE brand in the western states, today, our FCB business, including ICEE and ARCTIC BLAST, covers the entire U.S. as well as Canada and Mexico.

In fiscal year 1994, we acquired BAVARIAN PRETZEL BAKERY, which now includes PRETZEL GOURMET, a specialty snack food retail operation in malls concentrated in the Mid-Atlantic states. This opened our newest channel of business -- retail snack bars.

25. . . THE FUTURE: Today, our business is divided into four business divisions: Food Service; Retail Supermarkets; Frozen Carbonated Beverages; and Retail Snack Bars. Each division is dedicated to playing a significant role in the continued growth and success of J & J Snack Foods. What started as a "simple single product" -- soft pretzels -- has evolved into a growing array of nutritional snack foods and beverages.

Looking ahead, J & J has significant growth and operational improvement opportunities in all of our core businesses.
Internal expansion, new product development and future acquisitions to complement our divisions are planned.

Our leadership and staff is skilled and dedicated. Our Company is solid and experienced. We are proud of our past and both determined and excited about our future.



Gerald B. Shreiber
President and Chairman
December 1, 1996




Soft Pretzels

SUPERPRETZEL: The brand of the quarter-century!

After 25 years, we've learned that when you've got a winner, you keep developing and supporting it all the way. Expanding into new distribution channels. Creating new product variations. And gaining access to new territories and geographic areas, including global markets. That's one of the formulas that have made SUPERPRETZEL soft pretzels AMERICA'S FAVORITE SOFT PRETZEL.

The flagship SUPERPRETZEL brand continues to benefit from consumers' desire for good tasting, "good-for-you" products that fit in with today's busy lifestyles. SUPERPRETZEL soft pretzels are fat-free, cholesterol-free and all natural. They're the "good-for-you snack" that consumers have come to know and trust.

With attributes like these, it's no surprise that our Food Service division's soft pretzel sales grew by 7% in 1996. During the year, however, we experienced tremendous cost increases--unparalleled in two decades--in flour, our primary product ingredient. Although this had a significant impact on profitability, we continued our efforts to expand the marketplace.


There's a SUPERPRETZEL for every taste and occasion

Consumers want variety. And SUPERPRETZEL provides an ideal vehicle for a wide range of flavor enhancements.

We continue to place strong emphasis on soft pretzel line extensions and new product development to gain new channels of distribution and increased consumption.

Such exciting new products as SUPERPRETZEL Cinnamon Raisin, Jalapeno and Sweet Dough soft pretzels have made their debut this year. Other delicious varieties are in various stages of product development and testing.

We've also added a scrumptious new peanut butter and jelly variety to our food service line of SUPERPRETZEL SOFTSTIX Filled
Soft Pretzel Sticks. It's an all-American classic that kids and adults alike find irresistible.


A mini pretzel with maxi potential

Sometimes, growing larger means going smaller. That's why we introduced SUPERPRETZEL CINNAMON RAISIN MINI'S as an extension to the retail supermarket SUPERPRETZEL product line in selected test markets in the second quarter of fiscal 1996.

These taste-tempting mini's come complete with do-it-yourself squeeze-on icing packets and are co-branded with SUN-MAID raisins. A splendid combination!

At the end of our fiscal year, we initiated a roll-out of CINNAMON RAISIN MINI'S to a substantial portion of the country as a result of positive test market results.


They're everywhere! They're everywhere!

Success in snack food marketing is a matter of being in the right place, with the right product, at the right time. So we continue to expand our soft pretzel distribution through traditional food service channels such as snack bars and food stands in leading chain, department, discount and convenience stores; malls and shopping centers; fast food outlets; stadiums and sports arenas; leisure and theme parks; movie theatres; warehouse club stores; schools, colleges and other institutions. Alternative product delivery channels through schools and home delivery services also continue to help fuel our growth.

And when people start gathering on the moon, you can be sure that SUPERPRETZEL will be there, too.


Delicious in any language

Though our interplanetary strategy may have to wait, our global expansion is underway. This year, we successfully expanded our food service soft pretzel sales internationally with introductions into the United Kingdom, Israel, United Arab Emirates and Japan. And we continue to seek new opportunities around the world.


Putting our brands out front

J&J is meeting today's increasing demand for branded food concept programs in the food service industry, drawing on our 25-year history of success in developing, producing, branding and merchandising successful snack food systems. Innovative ideas such as our mobile merchandisers, which serve as portable snack bars, have allowed non-traditional locations to add a food service operation.

Our branded concept program, under the PRETZEL GOURMET and PRETZEL GOURMET EXPRESS names, feature flavored and filled soft pretzel products which offer a comprehensive, turn-key marketing and promotional program for retail-oriented environments. Watch for exciting new developments in this market during the year ahead.


Winning a tough battle in the supermarket

The SUPERPRETZEL brand maintains its strong leadership position in the competitive retail supermarket channel, and has defended its market share despite significant increased competition and deep discounting.

Overall category declines continue to impact our sales volume, as do the many new product introductions into the hot snack/appetizer category. Although retail soft pretzel sales declined by 9%, we have been able to maintain the bottom line due to the marketing strategies that were implemented over the year. We are optimistic that our strategies and positioning will prevail for the future.


Why hide our pride?

We're proud to be the "good-for-you snack", and new graphics on our retail package reflect that attitude.

It now features a new statement, AMERICA'S FAVORITE SOFT PRETZEL, as well as the very topical Food Guide Pyramid, to enhance consumer recognition of our leadership position and the healthy benefits of our grain-based food products.


Shopping for growth at the mall

At BAVARIAN PRETZEL BAKERY, we've added general management strength by hiring a divisional President to improve overall operations and oversee future growth and expansion.

Currently, this subsidiary operates about 80 company-owned retail outlets in regional malls primarily throughout the Mid-Atlantic states.

And with the recent acquisition of PRETZEL GOURMET CORP., a retailer operating in malls selling freshly baked, hand-rolled soft pretzels, we now have an excellent vehicle for entering the growing specialty segment.

These steps should help strengthen this subsidiary after a year in which severe winter weather and a disappointing shopping mall environment led to flat sales overall.


Frozen Desserts

Another hot year in Food Service

In the Food Service channel, it was a good year for frozen desserts, as sales of our frozen juice bars and desserts, marketed under the LUIGI'S, SHAPE-UPS, FROSTAR and MAZZONE brands, grew by 18%.

LUIGI'S Real Italian Ice squeeze-up tubes and cups are the stars of this recent growth with increased distribution and sales to warehouse club stores, convenience stores and leisure and theme parks. On the strength of their growth, we have further expanded the LUIGI'S squeeze-up product line into new international markets such as Canada, where our bilingual packaging adds a French and English twist to this popular treat.


SHAPE-UPS continue to ship out

It was another strong year for SHAPE-UPS frozen fruit juice bars, which are sold primarily through schools. SHAPE-UPS carry the U.S.D.A. approved Child Nutrition (CN) Label and are a nutritious product for school food service programs.

Of course, the approval that matters most in this category is that of school children themselves. And the reputation of SHAPE-UPS as a delicious treat continues to be passed along by smiling faces nationwide.


A warm welcome to MAZZONE

To capitalize on the ongoing strength of our frozen desserts category, we've added a new company to our family. It's MAZZONE ENTERPRISES, INC. of Cicero, Illinois, which J&J acquired during the third quarter, and which contributed significantly to the overall sales growth in frozen desserts.

MAZZONE contributes a name that is recognized and respected in the frozen dessert industry, as well as brands that complement our own. MAZZONE'S Italian ice, juice bars and sorbet are delicious and nutritious--a perfect fit with their new J&J siblings.


Supermarket sales a bit under the weather

Retail supermarket sales of LUIGI'S Real Italian Ice experienced a decline due to a cool, rainy summer which negatively impacted overall frozen novelty sales.

Still, LUIGI'S remains the number one selling Italian ice and has significant appeal to today's health-conscious consumer. And we believe this good-tasting, fat-free, cholesterol-free, frozen dessert is well positioned for continued future growth.

In the meantime, here's to the return of long, hot summers!


Other Snacks

A melting pot of great tastes

As America becomes more diverse every day, the popularity of ethnically inspired foods and snacks continues to grow. J&J is capitalizing on this trend through an expanding family of snack foods that are based on traditional recipes, yet designed to appeal to a broad range of tastes.


Cheers for churros

Our leading brand in this category is TIO PEPE'S churros, a crispy, cinnamon-sugared, doughnut-like snack of Hispanic origin.
In 1996, this brand once again experienced sales gains in its markets.

In the best J&J tradition, TIO PEPE'S churros achieved these gains in part by blazing new territories. Traditionally well known in the West and Southwest, our food service churros have now gained a strong foothold in the Eastern United States. And, they continued their international growth through increased food service points of distribution.

To further penetrate this proven market, we also introduced TIO
PEPE'S fruit filled churros to the food service marketplace in 1996. This line extension combines the traditional cinnamon churro with delicious fruit and creme fillings.


Funnel cakes go to school

Borrowing a recipe from the Pennsylvania Dutch and their German ancestors, J&J has also enjoyed success with THE FUNNEL CAKE FACTORY funnel cakes. This niche snack food is sold through our Food Service division, and is available as frozen pre-cooked, pre-shaped funnel cakes as well as dry mix.

Where traditional funnel cakes require a deep fryer and lots of preparation time, our frozen, pre-cooked funnel cakes are available pre-shaped and need only be warmed. We plan for further expansion to leisure and theme parks nationwide.

In addition, U.S.D.A. guidelines for the school lunch program have been expanded to include funnel cakes as a snack item, which should help grow school food service sales.


New management recipes out west

In fiscal year 1996, our West Coast Bakery experienced a sales decline of 18%. To put the Bakery back on the road to growth, we are concentrating our efforts on organizational restructuring and strategic new product entries.

This past year, for instance, we introduced PRETZELCOOKIES, a line of pretzel-shaped cookies in five delicious flavors, and a bulk crumb ingredient line used for pie crusts and toppings. The promising initial results for these products point to a brighter future.

The Bakery continues to produce a variety of fat-free, fruit juice-sweetened cookies and other bakery items, frozen raw cookie dough, and contract private label products.


Frozen Carbonated Beverages (FCB)

Hot performance from our frozen beverages

It was a good year for our FCB division, whose ICEE and ARCTIC BLAST brands are marketed and distributed by ICEE-USA, the largest distributor of frozen carbonated beverages in North America. In the western United States, as well as Canada and Mexico, we distribute both ICEE and ARCTIC BLAST brands while ARCTIC BLAST is also distributed in the remainder of the United States. Our network of branch offices is positioned to service our customers across the country.

Improved management of operations and control of costs in this division helped deliver a modest sales increase and a sharp improvement to the bottom line.

The efficiency of our syrup distribution system has been significantly enhanced by utilizing third party distribution to reach a growing segment of our customers. Additional benefits have been realized by redeploying under-producing dispensing equipment to higher-volume retail locations. Our centralized, automated customer service dispatch system was improved to provide more efficient handling of our customers' needs.

Having acquired the international rights for the sale of ICEE products, we continue to explore opportunities to develop the international market of our FCB division.


An ICEE toast

Shortly after the close of the year, ICEE-USA entered into a strategic alliance with IMI Cornelius, Inc., the world's largest manufacturer of beverage dispensing equipment. We believe that this combination of ICEE-USA's marketing strengths and Cornelius' manufacturing capability will produce added long-term opportunities and benefits.

Our ICEE and ARCTIC BLAST brands can be found in thousands of locations, many of which complement sales of our soft pretzels and other niche snack foods including our BAVARIAN PRETZEL BAKERY retail outlets.

Consumers can enjoy these unique semi-frozen carbonated beverages, which are served from our proprietary dispensing equipment, by sipping them through a straw or eating with a spoon.

These popular beverages are cold, bubbly, and festive. Which makes them the perfect beverages for toasting the first 25 years of J&J Snack Foods Corp. and an even more exciting future!



1971
September 27
Gerald B. Shreiber purchases J&J Soft Pretzel Co. at Bankruptcy
Auction. J&J Snack Foods Corp. established in Pennsauken, NJ.

1972
Los Angeles Branch opens. Business activity is initiated in Western U.S.

1973
SUPERPRETZEL soft pretzel trademark registered.

1974
J&J introduces animated carousel display cases.
Sales break $1 million mark.

1975
Plant expanded, production capacity doubled.

1976-77
National network of distributors developed. Soft Pretzel markets expanded.

1978
Acquisitions of two soft pretzel manufacturers give J&J a national presence:
  Frampton Corp. - St. Louis, MO
  Pretzel Man Corp. - Los Angeles, CA
"King Size" soft pretzels introduced.

1980-81
Churro product acquired from subsidiary of Rapid American Corp.
TIO PEPE's Churros created.

1982
Exclusive license rights for the manufacture and sale of AMF pretzel twisters acquired.

1983-84
New building acquired and major expansion completed. Capacity increases fourfold.
Acquisition of BSP Soft Pretzel Co. (formerly Bachman Soft
Pretzel Co.)
SUPER JUICE Juice Bar product line introduced.

1985-86
J&J expands into retail supermarket business.
Company completes successful initial public offering of 600,000 shares. Stock is traded on NASDAQ.
DUTCHIE soft pretzel business acquired.
Southern Food Products acquired and western soft pretzel operations relocated to its facility in Vernon, CA.
Sales go over $25 million.

1987
At first Annual Shareholders' Meeting Gerald B. Shreiber,
Chairman, announces $100 million sales goal by 1992.
Company completes successful $20 million Convertible Debenture offering.
Controlling interest in ICEE-USA is acquired, adding Frozen
Carbonated Beverages to our niche products.
J&J acquires FROSTAR frozen novelties from Schwan's.
Sales climb to over $47 million.

1988
J&J is recognized by Forbes magazine as one of the 200 Best Small
Companies in America.
Acquisitions of:
  Trotter Soft Pretzel Co.
  Western Syrup
  American Snack Foods
  MIA Products Co.

1989
New generation of soft pretzel twisters developed. King size soft pretzel production automated.
$20 million Convertible Debentures converted to common stock 2 years after issuance.
LUIGI'S Real Italian Ice introduced to supermarkets.

1990
Frozen Carbonated Beverage business expanded through the acquisition of Michigan Carbonic Company.

1991
Company logo updated; retail SUPERPRETZEL package redesigned.
Additional common stock offering raises $29 million.
Company breaks $100 million sales mark.
J&J is again recognized by Forbes magazine.

1992
SOFTSTIX Cheese Filled Soft Pretzel Sticks added to SUPERPRETZEL line.
ARCTIC BLAST frozen carbonated beverage introduced.

1993
New 104,000 square foot state-of-the-art distribution center opened at Pennsauken facility.

1994
Acquisitions of:
  The Funnel Cake Factory, Inc.
  Bavarian Soft Pretzels, Inc.

1995
ICEE international rights acquired.

1996
Introduction of SUPERPRETZEL cinnamon raisin soft pretzels.
Acquisitions of:
  Pretzel Gourmet Corp.
  Mazzone Enterprises,Inc.
  Bakers Best Snack Food Corp.
New frozen warehouse and distribution center opened in Vernon, CA.

Contents
Management's Discussion & Analysis of Financial Condition and

Results of Operations                                    14
Consolidated Statements of Earnings                      18
Consolidated Balance Sheets                              19
Consolidated Statements of Stockholders' Equity          20
Consolidated Statements of Cash Flows                    21
Notes To Consolidated Financial Statements               22
Report of Independent Certified Public Accountants       28
Corporate Information                                    28





Financial Highlights

                        Fiscal year ended in September
                     (In thousands except per share data)
                  1996      1995      1994      1993      1992
Net Sales      $186,018  $185,362  $174,425  $147,190  $126,927
Net Earnings   $  5,843  $  5,804  $  8,532  $  8,350  $  5,936
Total Assets   $123,128  $123,309  $127,366  $121,494  $112,447
Long-Term Debt $  5,010  $  5,011  $  5,028  $  5,043  $  5,068
Stockholders' Equity
               $ 96,708  $ 96,084  $100,545  $ 97,956  $ 90,065
Common Share Data

Earnings Per
    Share      $    .65  $    .61  $    .82  $    .80  $    .55
Book Value
    Per Share  $  11.05  $  10.53  $  10.17  $   9.49  $   8.66
Common Shares
    Outstanding
    At Year End   8,749     9,126     9,889    10,318    10,400


Management's Discussion & Analysis of Financial Condition and
Results of Operations

Results of Operations

Fiscal 1996 (52 weeks) Compared to Fiscal 1995 (53 weeks)

Net sales increased $656,000, or less than 1%, to $186,018,000 in fiscal 1996 from $185,362,000 in fiscal 1995.

Sales to food service customers increased $7,122,000 or 9% to $86,504,000 in fiscal 1996. Soft pretzel sales to the food service market increased 7% to $54,704,000. Two customers accounted for essentially all of the soft pretzel sales increase. Churro sales increased 6% to $10,113,000. Frozen juice bar and dessert sales increased 18% to $16,033,000. Approximately 40% of the juice bar and dessert sales increase resulted from sales of an acquired business.

Sales of products to retail supermarkets decreased $4,382,000 or 11% to $36,918,000 in fiscal 1996. Total soft pretzel sales to retail supermarkets were $23,799,000, a decrease of 9% from fiscal 1995. The sales decline was due to increased competition and a decline in overall supermarket soft pretzel sales. Sales of the flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, decreased 10% to $19,478,000. SOFTSTIX sales decreased $1,120,000 or 29% to $2,719,000 from the previous year. LUIGI'S Real Italian Ice sales decreased $2,140,000 or 15% to $12,218,000 due to a cold and rainy summer in the eastern half of the United States and increased competition. Excepting LUIGI'S Real Italian Ice, the retail supermarket decreases were due primarily to changes in unit volume. A price increase accounted for approximately $900,000 of LUIGI'S Real Italian Ice sales for the year.

Frozen carbonated beverage and related product sales increased $757,000 or 2% to $44,357,000 in fiscal 1996. Beverage sales alone increased less than 1% to $41,914,000 for the year. A pricing adjustment to one customer and increased sales of promotional cups to another customer accounted for essentially all of the sales increases. Sales of the Company's Mexican frozen carbonated beverage subsidiary were down $193,000 or 10% for the year due to the devaluation of the peso and continuing economic problems in Mexico.

Bakery sales decreased $1,754,000 or 18% to $7,731,000 in fiscal
1996 due to lower unit volume. Sales of our BAVARIAN PRETZEL
BAKERY decreased 1% to $10,508,000 for the year. Excluding sales from an acquired business, BAVARIAN PRETZEL BAKERY sales decreased 7% or $734,000 for the year.

Gross profit on sales declined less than one-half of one percent to 49% for fiscal 1996 compared to 50% for fiscal 1995. The percentage decrease is entirely attributable to higher flour costs.

Total operating expenses decreased $1,411,000 to $84,070,000 in fiscal 1996 and as a percentage of sales decreased to 45% from 46% in fiscal 1995. Marketing expenses as a percent of sales were 32% in both years. Distribution expenses decreased to 9% of sales in 1996 from 10% in 1995 due to the use of alternate channels of distribution in our food service business and changes in methods of distribution in our frozen carbonated beverage division. Administrative expenses were 4% of sales in 1996 and 1995.

Operating income increased $940,000 or 13% to $7,948,000 in fiscal 1996. Excluding a pricing adjustment to frozen carbonated beverage sales, operating income increased $415,000 or 6% to $7,423,000 for the year.

Investment income increased $99,000 or 7% in fiscal year 1996 due to a higher level of invested funds. Interest expense decreased
$34,000 to $365,000 for the year.

Sundry income decreased $1,331,000 in 1996 to $34,000 for the year. Sundry income last year included gains on insurance settlements, gains on sales of land and a gain on the sale of Western Syrup Company.

The effective income tax rate was 35% in 1996 and 38% in 1995.

Net earnings increased $39,000 or 1% in fiscal 1996 to $5,843,000.

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

During the third quarter of fiscal year 1995, the Company sold its syrup and flavor manufacturing subsidiary, Western Syrup Company, to an unrelated third party for cash and notes. The Company does not anticipate that the sale of Western will have a material impact on its operations.

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

Total operating expenses increased $6,196,000 to $85,481,000 in fiscal 1995 and as a percentage of sales increased to 46% from 45% in fiscal 1994. Marketing expenses as a percent of sales increased approximately 2% of sales to 32% of sales in 1995 from 29% in 1994 due primarily to higher retail supermarket promotional and advertising spending and increased equipment costs, which includes depreciation, installation and service costs, in our frozen carbonated beverage division. Distribution expenses decreased to 10% of sales in 1995 from 11% in 1994 due primarily to the use of alternate channels of distribution and more efficient operations in our frozen carbonated beverage division. Administrative expenses decreased approximately one-half of one percent of sales to 4% of sales in 1995 due to higher sales volume and reduced expenses.

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

The Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which provides guidance on accounting and reporting for investments in equity securities with readily determinable fair values and for all investments in debt securities. The Company adopted this new standard in the quarter ended December 24, 1994.


Acquisitions, Liquidity and Capital Resources

In November 1996, the Company acquired all of the common stock of Pretzels, Inc. for cash. Trading as Texas Twist, Pretzels, Inc.
is a soft pretzel manufacturer selling to both the food service and retail supermarket industries.

In October 1996, the Company acquired the assets of Bakers Best
Snack Food Corp. for cash. Bakers Best is a manufacturer of soft pretzels selling to both the food service and retail supermarket industries.

During the third quarter, the Company acquired the assets of Pretzel Gourmet Corp. for cash. PRETZEL GOURMET is a chain of retail stores specializing in freshly baked hand-rolled soft pretzels.

During the third quarter, the Company acquired the assets of Mazzone Enterprises, Inc. for cash and the assumption of liabilities. Mazzone Enterprises is a manu-facturer and distributor of Italian ices and other specialty frozen desserts.

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

Beginning in December 1994, the devaluation of the Mexican peso caused reductions of $235,000 and $1,121,000 in stockholders' equity for the 1996 and 1995 fiscal years, respectively, because of the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. The Company experienced a dollar decline in the sales of this subsidiary of about 50% in fiscal year 1995 after the devaluation. In 1995, sales of the Mexican subsidiary decreased to $1,966,000 from $3,198,000 in 1994. In 1996, sales decreased 10% to $1,773,000.

Under various share repurchase programs authorized by the Board of Directors, the Company purchased and retired 433,000 shares of its common stock at a cost of $5,029,000 in fiscal year 1996, 801,000 shares at a cost of $9,447,000 in fiscal year 1995, and 529,000 shares at a cost of $7,279,000 in fiscal year 1994. Under the most recent share repurchase authorization, 712,000 shares remain to be repurchased.

During the third quarter of fiscal year 1995, the Company sold its syrup and flavor manufacturing subsidiary, Western Syrup Company, to an unrelated third party for cash and notes. The Company does not anticipate that the sale of Western will have a material impact on its operations.

Available to the Company are unsecured general purpose bank lines of credit totalling $30,000,000. There were no borrowings under these general bank lines of credit at September 28, 1996.


Fiscal 1996 Compared to Fiscal 1995

The combined balance of cash and cash equivalents and marketable securities decreased $2,756,000 from $14,520,000 in 1995 to $11,764,000 in 1996 primarily because of the investment of proceeds from short-term investments into long-term investments.

Receivables and inventories increased slightly from last year.

Prepaid expenses and deposits decreased $518,000 to $980,000 because there were deposits of $585,000 at the end of last year for equipment being manufactured for resale for the Company by an outside vendor.

Property, plant and equipment increased $11,467,000 primarily because of expenditures for dispensers required for the expansion of the frozen carbonated beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production and warehousing capability at the Company's manufacturing facilities.

Goodwill, trademarks and rights, net of accumulated amortization increased $682,000 to $9,326,000 primarily because of goodwill and restrictive covenants acquired in the Mazzone Enterprises, Inc. and Pretzel Gourmet Corp. acquisitions. Long-term investments increased $2,152,000 to $9,497,000 primarily because of the investment of proceeds from short-term investments into long-term investments. Sundry assets increased by $270,000 from 1995 primarily because of an increase in parts inventory used by our ICEE-USA Corp. subsidiary for the remanufacture of frozen carbonated beverage machines.

Accrued liabilities increased $1,116,000 in 1996 from $5,922,000 in 1995 due to an increase in income taxes accrued.

Deferred income decreased $99,000 primarily as a result of the reduction in the Company's guarantees related to the sale of its Hawaiian ICEE operations.

Deferred income taxes decreased $1,600,000 substantially as a result of changes to book versus tax depreciation timing differences.

Common stock decreased $4,984,000 in 1996 to $35,818,000 because of payments by the Company to repurchase and retire its stock.

A foreign currency translation adjustment of ($235,000) was recorded in 1996 due to the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. The revaluation was necessitated by the continuing devaluation of the Mexican peso.

Net cash provided by operating activities increased $1,292,000 to $21,880,000 in 1996 from $20,588,000 in 1995 primarily because of an increase in depreciation and amortization of fixed assets and amortization of intangibles and deferred costs.

Net cash used in investing activities increased $9,809,000 to $17,162,000 in 1996 from $7,353,000 in 1995 primarily because of higher capital expenditures of $1,545,000, payments for purchases of companies of $2,739,000 in 1996 compared to none in 1995, a decrease of $2,653,000 in net proceeds from investments, a decrease in proceeds of $1,834,000 from the sales of operations and disposals of property and equipment, and the lower use of funds from the bond trust fund of $654,000. Capital expenditures increased by $1,545,000 in 1996 from 1995 primarily because of increased expenditures on marketing equipment for our food service business.

Net cash used in financing activities decreased to $4,867,000 in 1996 compared to $9,160,000 used in 1995 primarily because of a decrease in the purchase of the Company's common stock of $4,418,000.


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

Accrued liabilities increased $1,385,000 in 1995 from $4,537,000 in 1994 due to higher sales and marketing allowances due customers, higher income taxes accrued and a provision for closed stores at BAVARIAN PRETZEL BAKERY.

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


Consolidated Statements of Earnings
                                               Fiscal year ended
                                   September 28,  September 30,  September 24,
                                        1996           1995            1994
                                     (52 weeks)     (53 weeks)     (52 weeks)
Net sales                          $186,018,000   $185,362,000   $174,425,000
Cost of goods sold                   94,000,000     92,873,000     82,737,000
          Gross profit               92,018,000     92,489,000     91,688,000

Operating expenses
     Marketing                       58,604,000     58,444,000     51,428,000
     Distribution                    17,264,000     18,591,000     19,071,000
     Administrative                   7,309,000      7,585,000      7,936,000
     Amortization of intangibles
       and deferred costs               893,000        861,000        850,000

                                     84,070,000     85,481,000     79,285,000

          Operating income            7,948,000      7,008,000     12,403,000

Other income (deductions)
     Investment income                1,426,000      1,327,000      1,145,000
     Interest expense                  (365,000)      (399,000)      (451,000)
     Sundry                              34,000      1,365,000        576,000

                                      1,095,000      2,293,000      1,270,000

          Earnings before
            income taxes              9,043,000      9,301,000     13,673,000
Income taxes                          3,200,000      3,497,000      5,141,000

          NET EARNINGS               $5,843,000     $5,804,000     $8,532,000

Earnings per common share                  $.65           $.61           $.82

Weighted average number of shares     9,013,000      9,544,000     10,430,000

The accompanying notes are an integral part of these statements.



Consolidated Balance Sheets

                                                  September 28,  September 30,
                                                      1996           1995
Assets
Current Assets
     Cash and cash equivalents                     $10,547,000    $10,696,000
     Investment securities available for sale        1,217,000      3,824,000
     Receivables
          Trade, less allowance of $257,000
            and $271,000, respectively              17,277,000     16,846,000
          Other                                        925,000        621,000
     Inventories                                    11,276,000     11,009,000
     Prepaid expenses and deposits                     980,000      1,498,000
               Total current assets                 42,222,000     44,494,000

Property, Plant and Equipment, at cost             142,100,000    130,633,000
     Less accumulated depreciation
       and amortization                             83,890,000     71,410,000
                                                    58,210,000     59,223,000
Other Assets
     Goodwill, trademarks and rights, less accumulated
       amortization of $6,064,000 and
       $5,147,000, respectively                      9,326,000      8,644,000
     Long-term investment securities
       available for sale                              990,000        990,000
     Long-term investment securities
       held to maturity                              9,497,000      7,345,000
     Sundry                                          2,883,000      2,613,000
                                                    22,696,000     19,592,000
                                                  $123,128,000   $123,309,000

Liabilities and Stockholders' Equity
Current Liabilities
     Current maturities of long-term debt               $8,000        $16,000
     Accounts payable                               10,394,000     10,607,000
     Accrued liabilities                             7,038,000      5,922,000
               Total current liabilities            17,440,000     16,545,000

Long-Term Debt, less current maturities              5,010,000      5,011,000
Deferred Income                                        567,000        666,000
Deferred Income Taxes                                3,403,000      5,003,000

Commitments                                                 --             --

Stockholders' Equity
     Capital stock
          Preferred, $1 par value; authorized,
            5,000,000 shares; none issued                   --             --
          Common, no par value; authorized,
            25,000,000 shares; issued and
            outstanding, 8,749,000 and 9,126,000,
            respectively                            35,818,000     40,802,000
     Foreign currency translation adjustment        (1,356,000)    (1,121,000)
     Retained earnings                              62,246,000     56,403,000
                                                    96,708,000     96,084,000
                                                  $123,128,000   $123,309,000

The accompanying notes are an integral part of these statements.



Consolidated Statements of Stockholders' Equity

                                             Foreign
                                             Currency
                          Common Stock     Translation  Retained
                         Shares    Amount   Adjustment  Earnings      Total

Balance at
  September 25, 1993 10,318,000 $55,889,000 $      -- $42,067,000 $97,956,000
  Issuance of common
    stock
    Exercise of stock
      options            80,000     936,000         --         --     936,000
    Acquisition          20,000     400,000         --         --     400,000
    Repurchase of
      common stock     (529,000) (7,279,000)        --         --  (7,279,000)
    Net earnings for the
      fiscal year ended
      September 24, 1994     --          --         --  8,532,000   8,532,000

Balance at
  September 24, 1994  9,889,000  49,946,000         -- 50,599,000 100,545,000
     Issuance of common
       stock upon
       exercise of
       stock options     38,000     303,000         --         --     303,000
     Foreign currency
       translation
       adjustment            --          -- (1,121,000)        --  (1,121,000)
     Repurchase of
       common stock    (801,000) (9,447,000)        --         --  (9,447,000)
     Net earnings for the
       fiscal year ended
       September 30, 1995    --          --         --  5,804,000   5,804,000

Balance at
  September 30, 1995  9,126,000  40,802,000 (1,121,000)56,403,000  96,084,000
     Issuance of common
       stock upon
       exercise of
       stock options     56,000     199,000         --         --     199,000
     Adjustments to
       common stock
       for acquisition       --    (154,000)        --         --    (154,000)
     Foreign currency translation
          adjustment         --          --   (235,000)        --    (235,000)
     Repurchase of
       common stock    (433,000) (5,029,000)        --         --  (5,029,000)
     Net earnings for the
       fiscal year ended
       September 28, 1996    --          --         --  5,843,000   5,843,000

Balance at
  September 28, 1996  8,749,000 $35,818,000$(1,356,000)$62,246,000$96,708,000

The accompanying notes are an integral part of this statement.



Consolidated Statements of Cash Flows
                                               Fiscal year ended
                                   September 28,  September 30,  September 24,
                                         1996           1995           1994
                                      (52 weeks)     (53 weeks)     (52 weeks)
Operating activities:
  Net earnings                       $ 5,843,000    $5,804,000     $8,532,000
  Adjustments to reconcile net
    earnings to net cash provided
    by operating activities:
      Depreciation and amortization
        of fixed assets               15,613,000    15,040,000     13,797,000
      Amortization of intangibles
        and deferred costs             1,262,000     1,016,000      1,011,000
      (Gains) losses from disposals
        of property & equipment           44,000    (1,222,000)      (416,000)
      Increase (decrease) in deferred
        income taxes                  (1,600,000)      308,000        (73,000)
      Other adjustments                  (24,000)     (123,000)            --
      Changes in assets and liabilities
        net of effects from purchase
        of companies
          Increase in accounts
            receivable                  (488,000)     (443,000)    (1,184,000)
          Increase in inventories        (30,000)     (235,000)      (400,000)
          Decrease (increase) in
            prepaid expenses             572,000        15,000       (556,000)
          Increase in accounts payable
            and accrued liabilities      688,000       428,000      2,456,000
              Net cash provided by
                operating activities  21,880,000    20,588,000     23,167,000

Investing activities:
  Purchases of property, plant
    and equipment                    (14,480,000)  (12,935,000)   (18,586,000)
  Proceeds from sales of operations           --       405,000      1,100,000
  Payments for purchase of companies,
    net of cash acquired and
    debt assumed                      (2,739,000)           --     (1,523,000)
  Proceeds from investments held
    to maturity                          575,000       405,000      4,606,000
  Payments for investments
    held to maturity                  (2,750,000)   (1,000,000)    (4,171,000)
  Proceeds from investments
    available for sale                 7,133,000     6,609,000      6,020,000
  Payments for investments available
    for sale                          (4,578,000)   (2,981,000)    (7,704,000)
  Decrease in bond trust fund              1,000       655,000      1,942,000
  Proceeds from disposals of
    property and equipment               191,000     1,620,000        602,000
  Other                                 (515,000)     (131,000)       (21,000)
      Net cash used in investing
        activities                   (17,162,000)   (7,353,000)   (17,735,000)

Financing activities:
  Proceeds from issuance of
    common stock                         183,000       303,000        786,000
  Payments to repurchase common stock (5,029,000)   (9,447,000)    (7,279,000)
  Payments of long-term debt             (21,000)      (16,000)      (775,000)
      Net cash used in financing
        activities                    (4,867,000)   (9,160,000)    (7,268,000)

      Net increase (decrease) in
        cash and cash equivalents       (149,000)    4,075,000     (1,836,000)

Cash and cash equivalents at
  beginning of year                   10,696,000     6,621,000      8,457,000
Cash and cash equivalents at
  end of year                      $  10,547,000  $ 10,696,000   $  6,621,000

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


2. Revenue Recognition

The Company recognizes revenue when its product is shipped. The Company sells service contracts covering frozen carbonated beverage machines sold. The terms of coverage range between 12 and 48 months. The Company records deferred income on service contracts and amortizes these contracts by the straight-line method over the term of the contracts.


3. Foreign Currency

Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The cumulative translation adjustment is recorded as a separate component of stockholders' equity.


4. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


5. Cash Equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.


6. Concentrations of Credit Risk

Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of the Company's customers over different industries and geographies.


7. Inventories

Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.


8. Depreciation and Amortization

Depreciation of equipment and buildings is provided for by the straight-line and accelerated methods over estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are being amortized by the straight-line method over periods ranging from 5 to 30 years. Management reviews the realization of goodwill based upon past and expected performance of individual acquired businesses.

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


9. Fair Value of Financial Instruments

The Company adopted, effective October 1, 1995 FAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist primarily of cash and cash equivalents, investments and long-term debt. Based on the borrowing rates currently available to the Company, long-term debt approximates fair value at September 28, 1996.


10. Income Taxes

The Company accounts for its income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are vacation accruals, insurance reserves, deferred income and accumulated depreciation.


11. Investments in Debt and Equity Securities

The Company adopted, effective September 25, 1994, FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which provides guidance on accounting and reporting for investments in equity securities with readily determinable fair values and for all investments in debt securities. The adoption of FAS No. 115 did not havea material impact on the financial position and results of operations of the Company.


12. Earnings Per Common Share

Earnings per share are based on the weighted average number of common shares outstanding, including common stock equivalents
(stock options).


13. Accounting for Stock-Based Compensation

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


14. Advertising Costs

Advertising costs are expensed as incurred. Total advertising expense was $4,119,000, $3,971,000, and $2,656,000 for the fiscal years 1996, 1995 and 1994, respectively.



Note B -- Acquisitions

In November 1996, the Company acquired all of the common stock of Pretzels, Inc. for cash. Trading as Texas Twist, Pretzels, Inc.
is a soft pretzel manufacturer selling to both the food service and retail supermarket industries.

In October 1996, the Company acquired the assets of Bakers Best
Snack Food Corp. for cash. Bakers Best is a manufacturer of soft pretzels selling to both the food service and retail supermarket industries.

During the third quarter, the Company acquired the assets of Pretzel Gourmet Corp. for cash. PRETZEL GOURMET is a chain of retail stores specializing in freshly baked hand-rolled soft pretzels.

During the third quarter, the Company acquired the assets of Mazzone Enterprises, Inc. for cash and the assumption of liabilities. Mazzone Enterprises is a manufacturer and distributor of Italian ices and other specialty frozen desserts.

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



Note C -- Credit Arrangements

The Company has available general unsecured bank lines of credit of $30,000,000 at rates below the prime rate. The loan agreements specify net worth and other financial covenants. The entire amounts of these lines of credit were available at September 28, 1996.


Note D -- Investment Securities

The Company adopted FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective September 25, 1994. This standard requires investments in securities to be classified in one of three categories: held to maturity, trading and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in security trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities, net of tax are reported as a separate component of stockholders' equity and excluded from the determination of net income.

Proceeds on sales of securities classified as available for sale were $7,133,000, $6,609,000 and $6,020,000 for fiscal years 1996,
1995 and 1994, respectively. No gains or losses were realized on these security sales. The Company uses the specific identification method to determine the cost of securities sold.

The amortized cost, unrealized gains and losses, and fair market values of the Company's available for sale and held to maturity securities held at September 28, 1996 are summarized as follows:

                                                Gross     Gross         Fair
                                Amortized   Unrealized Unrealized      Market
                                     Cost       Gains     Losses        Value
Available for sale
     Equity securities           $      --    $  9,000  $     --   $    9,000
     Corporate debt securities     495,000          --    52,000      443,000
     Municipal government
       securities                1,712,000       6,000     2,000    1,716,000
                                $2,207,000     $15,000   $54,000   $2,168,000
Held to maturity
     Corporate debt securities  $  992,000    $  9,000  $  8,000   $  993,000
     Municipal government
       securities                8,005,000      28,000    67,000    7,966,000
     Other debt securities         500,000          --        --      500,000
                                $9,497,000     $37,000   $75,000   $9,459,000

The amortized cost, unrealized gains and losses, and fair market values of the Company's available for sale and held to maturity securities held at September 30, 1995 are summarized as follows:

                                                Gross      Gross        Fair
                                 Amortized  Unrealized Unrealized     Market
                                      Cost      Gains      Losses      Value
Available for sale
     Equity securities           $      --     $12,000   $     --   $  12,000
     Corporate debt securities     996,000          --     46,000     950,000
     Municipal government
       securities                3,818,000       6,000      8,000   3,816,000
                                $4,814,000     $18,000   $ 54,000  $4,778,000
Held to maturity
     Corporate debt
     securities                 $1,015,000    $  8,000   $ 15,000  $1,008,000
     Municipal government
       securities                5,830,000      11,000    195,000   5,646,000
     Other debt
       securities                  500,000          --         --     500,000
                                $7,345,000     $19,000   $210,000  $7,154,000

The following table lists the maturities of investment securities classified as available for sale and held to maturity at September 28, 1996:

                                  Available for Sale        Held to Maturity
                                Amortized  Fair Market  Amortized  Fair Market
                                     Cost       Value        Cost       Value
Due in one year or less         $1,217,000  $1,216,000   $     --   $      --
Due after one year through
  five years                       495,000     500,000  9,497,000   9,459,000
Due after five years               495,000     443,000         --          --
                                 2,207,000   2,159,000  9,497,000   9,459,000
Equity securities                       --       9,000         --          --
                                $2,207,000  $2,168,000 $9,497,000  $9,459,000

Note E -- Inventories

Inventories consist of the following:

                           September 28,       September 30,
                                  1996                1995
Finished goods             $  5,534,000        $  5,669,000
Raw materials                 1,387,000           1,019,000
Packaging materials           2,009,000           1,947,000
Equipment parts and other     2,346,000           2,374,000
                            $11,276,000         $11,009,000


Note F -- Property, Plant and Equipment

     Property, plant and equipment consist of the following:

                             September 28,       September 30,       Estimated
                                    1996                1995      Useful Lives

Land                      $       819,000     $       819,000            --
Buildings                       5,119,000           5,119,000    15-39.5 years
Plant machinery and equipment  41,158,000          39,006,000       5-10 years
Marketing equipment            81,144,000          75,085,000          5 years
Transportation equipment        1,754,000           2,086,000          5 years
Office equipment                3,727,000           3,002,000        3-5 years
Improvements                    7,053,000           5,036,000       5-20 years
Construction in progress        1,326,000             480,000             --
                             $142,100,000        $130,633,000


Note G -- Accrued Liabilities

Included in accrued liabilities is accrued compensation of $2,560,000 and $2,423,000 as of September 28, 1996 and September
30, 1995, respectively.


Note H -- Long-Term Debt

Long-term debt consists of the following:
                                                September 28,  September 30,
                                                       1996           1995
7.25% redeemable economic development
revenue bonds payable December 2005;
interest payable semi-annually
(subject to debt limitation and
minimum stockholders' equity covenants)            $5,000,000     $5,000,000
Other                                                  18,000         27,000
                                                    5,018,000      5,027,000
Less current maturities                                 8,000         16,000
                                                   $5,010,000     $5,011,000

Annual principal payments of long-term debt as of September 28, 1996 are as follows:

1997                       $8,000
1998                        7,000
1999                        3,000
2000                           --
2001                           --
2002 and thereafter     5,000,000
                       $5,018,000



Note I -- Deferred Income

1. Sale of ICEE Hawaii Operations

Deferred income consists of the Company's unrecognized gain on the sale of its ICEE operations in Hawaii to the former President of ICEE-USA Corp. in July 1994 for $1,100,000 in cash. Under the terms of the sale, the Company has guaranteed the payment of a bank note by the newly formed company, ICEE of Hawaii, Inc., through the issuance of a letter of credit. The Company's guarantee is collateralized by the assets of ICEE of Hawaii, Inc. The Company recognizes gain on the sale as the principal due on the bank note is reduced through payments by ICEE of Hawaii, Inc. During the year ended September 28, 1996, $83,000 was recognized.


2. Service Contracts

During the year ended September 28, 1996, the Company sold $143,000 of service contracts related to its frozen carbonated beverage machines. At September 28, 1996, deferred income on service contracts was $129,000, of which $51,000 is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. During the year ended September 28, 1996, $14,000 of service contract income was recognized.



Note J -- Income Taxes

Income tax expense is as follows:

                                                  Fiscal year ended
                                   September 28,  September 30,  September 24
                                          1996          1995           1994
Current (Benefit)
     U.S. Federal                   $ 4,538,000    $2,841,000     $4,829,000
     Foreign                            (31,000)       63,000         98,000
     State                              293,000       285,000        449,000
                                      4,800,000     3,189,000      5,376,000
Deferred (Benefit)
     U.S. Federal                    (1,552,000)      359,000       (259,000)
     Foreign                                 --       (43,000)        33,000
     State                              (48,000)       (8,000)        (9,000)
                                     (1,600,000)      308,000       (235,000)
                                    $ 3,200,000    $3,497,000     $5,141,000

The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:


                                                   Fiscal year ended
                                   September 28,  September 30,  September 24,
                                          1996           1995           1994
Income taxes at statutory rates      $3,075,000     $3,162,000     $4,649,000
Increase (decrease) in taxes
   resulting from:
     State income taxes, net of
       federal income tax benefit       193,000        194,000        282,000
     Non-taxable income                (343,000)      (315,000)      (310,000)
     Other                              275,000        456,000        520,000
                                     $3,200,000     $3,497,000     $5,141,000

Deferred tax assets and liabilities consist of the following:

                                                  September 28,  September 30,
                                                        1996            1995
Deferred tax assets
     Vacation accrual                              $  257,000     $   256,000
     Insurance reserve                                355,000         222,000
     Deferred income                                  280,000         247,000
     Other, net                                       501,000         449,000
                                                    1,393,000       1,174,000
Deferred tax liabilities
     Depreciation of property and equipment         4,720,000       6,115,000
     Other, net                                        76,000          62,000
                                                    4,796,000       6,177,000
                                                   $3,403,000      $5,003,000



Note K -- Lease Commitments

The following is a summary of approximate future minimum rental commitments for non-cancelable operating leases with terms of more than one year as of September 28, 1996:

                             Plants
                           and Offices   Equipment        Total

1997                     $  3,153,000   $1,865,000   $ 5,018,000
1998                        2,885,000    1,545,000     4,430,000
1999                        2,610,000    1,156,000     3,766,000
2000                        2,345,000      874,000     3,219,000
2001                        1,942,000      538,000     2,480,000
2002 and thereafter        11,980,000      112,000    12,092,000
                          $24,915,000   $6,090,000   $31,005,000

Total rent expense was $5,748,000, $5,860,000 and $6,407,000 for fiscal years 1996, 1995 and 1994, respectively.



Note L -- Capital Stock

Under various share repurchase programs authorized by the Board of Directors, the Company purchased and retired 433,000 shares of its common stock at a cost of $5,029,000 in fiscal year 1996, 801,000 shares at a cost of $9,447,000 in fiscal year 1995, and 529,000 shares at a cost of $7,279,000 in fiscal year 1994. Under the most recent share repurchase authorization, 712,000 shares remain to be repurchased.



Note M -- Stock Options

The Company has a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are non-qualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for non-qualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 1,000,000 shares reserved under the Plan; options for 356,000 shares remain unissued as of September 28, 1996.

The Company has a nonqualified stock option plan for non-employee directors and the Chief Executive Officer of the Company whereby a total of 340,000 shares of common stock may be issued. Under this plan, each non-employee director is granted options to purchase 3,000 shares of common stock and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant and the options expire ten years after date of grant. Other non-qualified options have been issued to the Chief Executive Officer, directors and certain employees.

The following is a summary of stock options:

                             Incentive        Non-Qualified
                           Stock Options      Stock Options

Balance at September 25, 1993
     Shares                   498,579            249,282
     Prices                 $5.75-15.75        $2.50-13.63
Granted
     Shares                   147,691             37,000
     Prices                    $11.00             $11.00
Exercised
     Shares                    76,067              4,282
     Prices                 $5.75-14.00            $5.89
Cancelled
     Shares                    20,125                 --
     Prices                 $7.25-14.00               --

Balance at September 24, 1994
     Shares                   550,078            282,000
     Prices                 $7.25-15.75        $2.50-13.63
Granted
     Shares                   147,500             44,000
     Prices                $11.00-12.50       $11.75-11.88
Exercised
     Shares                    37,675                 --
     Prices                  $7.25-8.63               --
Cancelled
     Shares                    17,091                 --
     Prices                $11.00-13.63               --


                             Incentive         Non-Qualified
                            Stock Options      Stock Options

Balance at September 30, 1995
     Shares                   642,812            326,000
     Prices                 $7.25-15.75        $2.50-13.63
Granted
     Shares                   292,826             34,000
     Prices                 $9.75-12.75           $12.25
Exercised
     Shares                    21,000             45,000
     Prices                 $7.25-12.00            $2.50
Cancelled
     Shares                   169,145                 --
     Prices                 $9.75-13.63               --

Balance at September 28, 1996
     Shares                   745,493            315,000
     Prices                 $7.25-15.75        $5.88-13.63
Exercisable Shares at
   September 28, 1996         299,112            281,000



Note N -- 401(k) Profit-Sharing Plan

The Company maintains a 401(k) Profit-Sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $313,000, $242,000 and $204,000 were made in fiscal years 1996, 1995 and 1994, respectively.


Note O -- Cash Flow Information

The following is supplemental cash flow information:

                                            Fiscal year ended
                               September 28,   September 30,  September 24,
                                      1996           1995           1994
Cash paid for:
     Interest                   $   367,000    $   395,000    $   451,000
     Income taxes                $3,077,000     $2,826,000     $5,024,000


Report Of Independent Certified Public Accountants
The Stockholders and
Board of Directors
J & J SNACK FOODS CORP.

We have audited the accompanying consolidated balance sheets of J & J Snack Foods Corp. and Subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the fiscal years in the three year period ended September 28, 1996 (52 weeks, 53 weeks and 52 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J & J Snack Foods Corp. and Subsidiaries at September 28, 1996 and September 30, 1995, and the consolidated results of their operations and their cash flows for each of the fiscal years in the three year period ended September 28, 1996 in conformity with generally accepted accounting principles.

As disclosed in Note D, the Company adopted Financial Accounting
Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" effective September 25, 1994.



Philadelphia, Pennsylvania
November 5, 1996


Corporate Information

Quarterly Common Stock Data

Market Price

Fiscal 1996    High      Low
1st Quarter    13 1-4    11
2nd Quarter    12 3-4    11
3rd Quarter    13 3-4    11 3-8
4th Quarter    12 1-8    9 7-8

Fiscal 1995
1st Quarter    12 7-8    11 1-4
2nd Quarter    12        10
3rd Quarter    13        10 1-8
4th Quarter    13 3-8    11 3-8


Stock Listing

The common stock of J & J Snack Foods Corp. is traded on the over-the-counter market on the NASDAQ National Market System with the symbol JJSF.


Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219


Auditors
Grant Thornton LLP

Counsel
Blank, Rome, Comisky & McCauley

Annual Meeting
The Annual Meeting of Shareholders is scheduled for Wednesday,
February 5, 1997 at 10:00 a.m. at the Hilton at Cherry Hill, 2349
W. Marlton Pike, Cherry Hill, New Jersey


Form 10-K
Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:


J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109
Attention: Dennis G. Moore




BOARD OF DIRECTORS

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore
Senior Vice President, Chief Financial Officer, Secretary and
Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Stephen N. Frankel
President, Stephen N. Frankel Realtor, Inc.

Leonard M. Lodish, Ph.D.
Samuel R. Harrell Professor,Marketing Department of the Wharton
School, University of Pennsylvania

Peter G. Stanley
Consultant

Photograph (Seated left to right:) A. Fred Ruttenberg, General
Counsel, Gerald B. Shreiber, Robert M. Radano. (Standing left to right:) Dennis G. Moore, Stephen N. Frankel, Peter G. Stanley,
Leonard M. Lodish.


OFFICERS

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore
Senior Vice President, Chief Financial Officer, Secretary and
Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Robyn Shreiber Cook
Senior Vice President, West

Paul L. Hirschman
Vice President, Information Systems

Photograph (Seated left to right:)  Gerald B. Shreiber, Dennis G.
Moore.  (Standing left to right:)  Robert M. Radano, Robyn
Shreiber Cook, Paul L. Hirschman.


OFFICERS OF SUBSIDIARY COMPANIES

J & J SNACK FOODS CORP. OF NEW JERSEY

Anthony P. Harrison II
Vice President, Quality Control and Research & Development

John P. Heim
Vice President, Engineering & Manufacturing

Michael Karaban
Vice President, Marketing

H. Robert Long
Vice President, Distribution

Craig S. Parker
Vice President, School Food Service

Milton L. Segal
Vice President, Purchasing


ICEE-USA CORP.

Dan Fachner
Senior Vice President

Kent Galloway
Vice President and Chief Financial Officer

ICEE de MEXICO, S.A. de C.V.
Andres Gonzalez
Vice President


BAVARIAN PRETZEL BAKERY

Robert F. Puccio
President

Photograph (Seated left to right:)  Craig S. Parker, Milton L.
Segal, Michael Karaban, Kent Galloway.  (Standing left to right:)
Anthony P. Harrison II, H. Robert Long, John P. Heim, Dan
Fachner, Robert F. Puccio.


Design: Verona Design, Inc.


J&J Snack Foods
6000 Central Highway
Pennsauken, NJ 08109
(609) 665-9533