Form 10-K, Exhibit 13
period 1997-09-27
J&J SNACK FOODS CORP
filed 1997-12-19
CIK 785956

J&J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109
(609) 665-9533

1997 Annual Report


Here we grow again...


Profile


J&J Snack Foods Corp. over the years has grown to new heights by adapting to a changing environment, and by continuing to expand its own unique core products and market niches.

J & J is a manufacturer, marketer and distributor of an expanding variety of nutritional, popularly priced snack foods and beverages for the food service and retail supermarket industries. The
Company is listed on the NASDAQ exchange as "JJSF".

Our expanding portfolio of products includes soft pretzels; frozen carbonated beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies and baked health goods; and other snack foods and drinks. Consumers can enjoy these products in a variety of settings, including:

* Snack bars and food stands in leading chain, department, discount and convenience stores
* Malls and shopping centers
* Fast food outlets
* Stadiums and sports arenas
* Leisure and theme parks
* Movie theatres
* Schools, colleges and other institutions
* Supermarkets and warehouse club stores

As we prepare for the future, J & J Snack Foods Corp. plans to continue to evolve by capitalizing on new opportunities wherever they may be found.


Contents

Financial Highlights                 1
Letter From the President            2
Soft Pretzels                        4
Frozen Desserts                      7
Other Snack Foods                    9
Frozen Carbonated Beverages         11
Our Family of Brands                13
Financial Information               14
Corporate Information               29


Financial Highlights

                                 Fiscal year ended in September
                              (In thousands except per share data)
                            1997      1996      1995      1994      1993
Net Sales                $220,318  $186,018  $185,362  $174,425  $147,190
Net Earnings               $8,159    $5,843    $5,804    $8,532    $8,350
Total Assets             $136,827  $123,128  $123,309  $127,366  $121,494
Long-Term Debt             $5,028    $5,010    $5,011    $5,028    $5,043
Stockholders' Equity     $105,904   $96,708   $96,084  $100,545   $97,956

Common Share Data
Earnings Per Share           $.91      $.65      $.61      $.82      $.80
Book Value Per Share       $11.97    $11.05    $10.53    $10.17     $9.49
Common Shares Outstanding
     At Year End            8,850     8,749     9,126     9,889    10,318


Letter from the President

Fiscal year '97 was a good year for J & J Snack Foods Corp. A growth year. A year of opportunity. A very profitable year. A fulfilling year. Satisfying and exciting. As exciting as being . .
 . being "kissed by a wolf". What??!! "Kissed by a wolf" . . . did I say that? Did I actually write that? Do I mean that? Here I go again with one of my offbeat (or maybe onbeat) annual report messages that likens the curious and conspicuous challenges of the business world we live in to the animal world we draw parallels from.

Let's consider this picture for a moment. For the wolf and I to relate and embrace together, we both had to work through certain things:

* Judgment and trust, coupled with old fashioned instincts
* Careful decisions
* A fondness or like for each other
* Integration into each other's world

Similarly, all of these qualities relate and influence our business success, not only this year, but historically over the years.

We grew our business because we made careful decisions, guided by good judgment, trust and instinct, and we integrated new products, with new people from businesses we acquired to our pack or our world. As a result, the year was as successful and fulfilling as being "kissed by a wolf".

1997 results in brief . . .

* Sales grew 18% to $220.3 million
* Net income rose 40% to $8.2 million
* EPS increased 40% to $.91
* Book value increased to $11.97 per share
* We made several selective key acquisitions

And we committed the company and its people -- we dedicated and challenged ourselves -- to growth, successful, profitable growth.

Here We Grow Again: After a relatively modest sales gain last year, we assessed our opportunities for category growth in our core businesses. Last year, in my Annual Report message, I stated ". . . JJSF has significant growth and operational improvement opportunities in all of our core businesses. Internal expansion, new product development, and future acquisitions to complement our divisions are planned". This statement, reinforced by efforts and accomplishments from key staff, became the basis and cornerstone for activity and growth in fiscal '97.

Niche Products: Here We Grow Again: Soft pretzel sales grew in fiscal '97 and benefited from volume generated from acquired businesses. Our flagship brand SUPERPRETZEL continued to lead the category, and we also positioned ourselves to benefit for future growth with the addition of two regional soft pretzel companies, Bakers Best and Pretzels, Inc., acquired early this year. Both companies have been smoothly and successfully consolidated into our operating system and are expected to provide future benefits.

In addition, we continue to develop new and innovative products including our PRETZEL GOURMET EXPRESS branded concept, designed to expand the category and our leadership position, as well as capture identified opportunities in college campus and business dining.

Frozen juice bars and desserts, enhanced by our acquisition of Mama Tish's International Foods, a manufacturer of Italian ices and sorbets, had an excellent year with a whopping 76% sales increase. Our LUIGI'S Real Italian ices, SHAPE-UPS frozen juice bars and FROSTAR continue to provide incremental growth and lead their categories. Bakery sales, primarily ready-to-bake raw cookie dough products, increased sharply and our churro sales also added to our overall food service growth.

ICEE-USA: Here We Grow Again: Our frozen beverage business -- ICEE and ARCTIC BLAST brands -- was a shining star during fiscal '97. In addition to achieving solid sales increases, the strengthening and improvement of operations provided major contributions to profitability.

Our strategic alliance with IMI Cornelius, a beverage equipment manufacturer, has resulted in significant improvements in key areas of dispenser reliability and performance. Through unique programs and advanced information systems, our customer service network has become state-of-the-art in speed and efficiency.

In August, Dan Fachner, an 18-year veteran of ICEE, was promoted to President of ICEE-USA. Dan and his staff have been instrumental in implementing operational improvements which have resulted in ICEE's dramatic turnaround over the past few years.

Acquisition of National ICEE: Here We Grow Again: In December 1997, we acquired National ICEE Corporation (National). National markets and distributes ICEE beverages in the eastern half of the United States. National ICEE has revenue of approximately $40 million and will nearly double our sales in this beverage category. This acquisition will provide us with an exciting opportunity to expand our business and the category on a national basis under a single consolidated leadership. It is our goal to affect this transition of National ICEE and its operations on an accelerated schedule.

Looking Ahead: Fiscal 1998. Programs are in place to develop and increase sales in all categories. Every effort will be made to integrate the National ICEE acquisition as efficiently as possible in order to achieve the desired synergies and economies of scale. Our new year is already off and running. We're committed to another "Here We Grow Again" year. We are optimistic about fiscal '98 and beyond. And, we look forward to being "kissed by the wolf" again!


Gerald B. Shreiber
President and Chairman
December 8, 1997

(Photograph)

Caption: Gerry Shreiber at Wolf Park in Battle Ground, Indiana, where he serves as a Director.


SOFT PRETZELS

Growth Begins with Establishing Strong Roots and then Branching
Out.

In 1971, soft pretzels were the single product line that launched our Company. And in 1997, soft pretzels continued to provide the strong base for our Company to grow and build on.

Today, J & J stands as the world's largest manufacturer of soft pretzel products. Our flagship brand, SUPERPRETZEL, is America's
Favorite Soft Pretzel -- enjoyed by millions of people each year at home, school, work and play.

SUPERPRETZEL is more than just a brand. It has grown to become a full line of innovative soft pretzel products that today are shaped, flavored and filled to satisfy the diverse desires and appetites of today's consumers.

It's the foundation for an expanding family of soft pretzel products that J & J has built through an ongoing strategy of product development, expanded distribution, market penetration and strategic acquisitions.


Let's twist again -- and again -- and again.

Our Food Service division's soft pretzel sales grew by 5% in 1997 due to two strategic, complementary acquisitions.

At the start of the fiscal year, J & J acquired the assets of Bakers Best Snack Foods, a Pennsylvania manufacturer of soft pretzels selling to both the food service and retail supermarket industries under the brand name DUTCH TWIST.

In November, we acquired Pretzels, Inc., a Dallas, Texas based manufacturer of soft pretzels selling under the TEXAS TWIST brand.

Both companies have been smoothly consolidated into our sales and marketing strategies in order to maximize efficiencies. And both are complementary to our existing businesses.

The addition of these two brands to the J & J family has added new products and product lines, such as GOURMET SOFT PRETZEL ROLLS, a fresh approach to extend the usage of soft pretzels for sandwiches.


Pretzels, pretzels everywhere.

J & J's soft pretzels are the right snack food, at the right time, in all the right places.

Marketed under the J & J family of brand names, our soft pretzel products benefit from the awareness of the relationship between food choices and good health. They provide great tasting, nutritious products for consumers to enjoy anytime, anywhere.

Our products are available at tens-of-thousands of high-traffic snack bar locations across the country.

You'll find J & J products at malls and shopping centers, chain stores, convenience stores, stadiums and sports arenas, amusement, leisure and theme parks, movie theatres, business and industry cafeterias, fast food outlets and warehouse club stores.

And since young people are the world's greatest snackers, our branded soft pretzels have become the big snack on campus at thousands of schools, colleges and universities, where they provide bread requirements for U.S.D.A. approved school lunch and breakfast programs. Additionally, a number of these products are also available in retail supermarkets.

This past year saw sales gains from expanded distribution into additional club store locations as well as new market penetration in the international arena. We continue to pursue our interest internationally where we currently have distribution in the U.K., Israel and the Pacific Rim.


Merchandising -- what a concept!

One key to putting pretzels in the hands of every hungry consumer is to develop innovative merchandising systems. And J & J has developed some of the best.

Our branded soft pretzel concepts make it easy for customers to add a food service operation -- even if they don't have snack bar facilities or a traditional food service location. Our popular SUPERPRETZEL line offers a complete array of branded point-of-sale materials, display cases and specially designed mobile merchandising units. These systems can stand alone or complement other food service operations.

Building on the success of SUPERPRETZEL, we recently launched an upscale branded concept to capitalize on America's growing taste for premium snacks and the evolving trends in the food service industry. It's called PRETZEL GOURMET EXPRESS, and it's already meeting with positive customer acceptance.

PRETZEL GOURMET EXPRESS is a turn-key concept that features a premium line of delicious flavored and filled soft pretzels. And it offers customers a complete package that includes proprietary merchandising equipment and a comprehensive marketing and promotional program.


It's a jungle out there.

Ask any food company: The world's toughest environment isn't the Amazon, the Sahara or the North Pole. It's the retail supermarket and, more specifically, the highly competitive freezer case in the supermarket.

Despite the competitive pressures of this environment, J & J remains king of the supermarket soft pretzel category, with our SUPERPRETZEL brand maintaining its strong leadership position. Overall supermarket sales increased by 3% this year, thanks to the added volume of our newly acquired businesses.

Our retail supermarket product line currently includes
SUPERPRETZEL soft pretzels, SOFT PRETZEL BITES, SOFTSTIX, CINNAMON RAISIN MINI'S and the newly acquired DUTCH TWIST labels. These products allow consumers to enjoy our satisfying treats at home with convenient preparation in the oven or microwave.

However, we continue to be impacted by increased freezer case competition in soft pretzels and hot snacks/appetizers, as well as an overall decline in the soft pretzel category. And while the supermarket environment may not become any friendlier in the near future, we remain determined to not only survive, but thrive.


Success is in store at J & J's own outlets.

This past year we integrated our BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores under the banner of the J & J Restaurant Group. This division, which operates approximately 80 company-owned retail stores in regional malls primarily throughout the Mid-Atlantic states, experienced a healthy sales increase of 16% for 1997. And we're not done yet.

We're working vigorously to increase traffic flow at our retail locations and encourage higher sales per customer. To accomplish this, we recently introduced taste-tempting new flavored pretzels and are currently testing a variety of distinctive new product entries.

In addition, J & J is developing strategic relationships with several other national food service leaders to access new branded products that will expand our menu offerings and further increase sales.


(Graphic inserts)

Captions:
The original SUPERPRETZEL soft pretzel...

Grew into new shapes, sizes and varieties...

Including flavored and filled line extensions to meet the desires of today's consumers.


FROZEN DESSERTS

Growth is Enriched by Adopting New Members Into the Family.

What a year it was for frozen dessert products in the Food Service division, where sales rose a spectacular 76%! This incredible record was the result of valuable new family members, along with the continued popularity of some long-time J & J frozen favorites.


Lookin' good LUIGI'S.

Sales of our LUIGI'S Real Italian Ice squeeze-up tubes continued their track record of growth, largely on the strength of increased distribution in club stores.

This well-established and growing brand is a favorite of consumers nationwide, who enjoy LUIGI'S at snack bars, convenience stores, leisure and theme parks, arenas, pizzeria restaurants, club stores and retail supermarkets.

We also added a new twist to sales growth with the introduction of LUIGI'S ITALIAN TWISTERS, a value-added extension that combines vanilla ice cream with swirls of Italian ice for a unique taste treat.


Welcome to the family.

The biggest news of 1997 was a very cool marriage.
In January, we acquired the assets of Mama Tish's International
Foods, a leading manufacturer of Italian ices and sorbets selling to both the food service and retail supermarket venues.

With a dowry of popular, upscale brands, MAMA TISH'S is the perfect addition to our existing frozen desserts family, which includes not only LUIGI'S, but also SHAPE-UPS, FROSTAR and MAZZONES.

To maximize operating efficiencies, J & J is consolidating all manufacturing of MAMA TISH'S products at our existing facility in Scranton, Pennsylvania.


The best frozen stuff on earth.

From the MAMA TISH'S clan, we also welcomed an exciting new line
Made From The Best Stuff On Earth*: SNAPPLE ICE, a frozen ice treat in popular SNAPPLE* beverage flavors, under license from Snapple Beverage Corp.

In the fourth quarter we successfully gained national distribution of SNAPPLE ICE in a major convenience store chain, which helped contribute to our overall sales gains.


SHAPE-UPS: The family scholars.

The J & J frozen dessert family continues to do well in school, thanks to the popularity of our SHAPE-UPS frozen fruit juice bars. SHAPE-UPS carry the U.S.D.A. approved Child Nutrition (CN) Label and are made with real fruit juice. They are a favorite of school children nationwide.


The power couple.

As the #1 and #2 retail Italian ice brands, respectively, LUIGI'S and MAMA TISH'S add up to one powerful pair in the supermarket.

The addition of the MAMA TISH'S Italian ice line pushed our retail supermarket sales of frozen desserts up 19% for the year. The MAMA TISH'S brand is positioned as a premium line which complements our all-family LUIGI'S brand. Both offer consumers a delicious, refreshing, healthy alternative for an anytime taste treat.


(Graphic insert)

Caption:

Our family of frozen desserts includes: LUIGI'S, the #1 selling
Italian ice in the retail supermarket, SHAPE-UPS, which are enjoyed by school children everywhere and the newest members, squeeze-up tubes in unique flavors and varieties.

*SNAPPLE and MADE FROM THE BEST STUFF ON EARTH are registered trademarks of Snapple Beverage Corp.


OTHER SNACK FOODS

Growth is Accelerated by Leaping on New Opportunities for Sales and Profits.

J&J produces a variety of other niche snack foods which include churros, funnel cakes, cookies and other baked goods.


The West Coast Bakery is jumpin'.

In our bakery business, J & J is capitalizing on opportunities by remaining alert to changing customer needs. As a result, we've taken sales and profits to new levels in fiscal 1997.

Sales at our West Coast Bakery jumped 132% for the fiscal year due to a strong frozen cookie dough program for a large club store chain, a successful new product introduction and continued growth in the industrial ingredient business.


Churro's star continues to rise.

Through our geographic expansion efforts, more and more consumers are discovering what people in the West and Southwest have known for years: TIO PEPE'S churros are a sweet treat anywhere.

These crispy, cinnamon-sugared, doughnut-like snacks of Hispanic origin are growing in popularity and gaining in sales. And even long-time fans are discovering the versatility of churros through our delicious new fruit-filled varieties. As a result, Food Service churros sales grew this year, led by increases in sales and distribution of TIO PEPE'S fruit filled churros. Retail churros experienced significant growth both in existing and newly entered geographic markets.


Cookies catapult to new heights.

Through innovative retailing systems and irresistible products, our cookie business continues to capture an increasing share of this large market.

Our PRETZELCOOKIES, a line of pretzel-shaped cookies introduced last year, have grown substantially this year through increased distribution. In addition, they have recently gained U.S.D.A. recognition as the equivalent of one bread requirement on school menus, clearing the way for entry into the school food service market.

MRS. GOODCOOKIE, a fresh-baked cookie retailing system, was introduced at the end of the fiscal year. With seven delectable varieties, along with baking and merchandising equipment, MRS.
GOODCOOKIE is poised for a very sweet future.


Consumers flip for funnel cakes.

Our FUNNEL CAKE FACTORY brand offers a unique line of frozen, pre-cooked, pre-shaped funnel cakes that are a cinch to prepare and a joy to eat. And in 1997, sales of these delicious treats grew by over 50%.

One of the most exciting new markets for funnel cakes is schools, where we experienced large sales increases after being approved by the U.S.D.A. for school menus. Growth has also continued in traditional markets such as leisure and theme parks.

(Graphic inserts)

Captions:

A line of fruit and creme filled churros has helped to drive the growth of our churro business.

Innovative products and programs have jump started our Bakery's growth.

Our frozen funnel cakes continue to experience sales growth through new distribution gains.


FROZEN CARBONATED BEVERAGES (FCB)

Growth is Heightened by Changing with the Environment to Find New
Ways to Soar.

In our Frozen Carbonated Beverage (FCB) division, fiscal 1997 was a time of positive change, bringing new customers, new partners, new service enhancements and a colorful new look.

Together, these changes contributed to solid growth, with a sales gain of 8% and a significant increase in profits.


Hot brands.

The FCB division, whose ICEE and ARCTIC BLAST brands are marketed and distributed by ICEE-USA, is the largest distributor of frozen carbonated beverages in North America. In the western United States, as well as Canada and Mexico, we distribute both the ICEE and ARCTIC BLAST brands while ARCTIC BLAST is also distributed in the remainder of the United States.

These semi-frozen beverages which are served from our proprietary dispensing equipment are enjoyed by sipping through a straw or eating with a spoon. Our refreshing beverages are available at almost 10,000 food service locations -- including many outlets where our soft pretzels and other snack foods are sold.


Going where the thirst is.

In 1997, we continued to place our products in high-traffic locations where people have a thirst for a super-cold, super-delicious beverage. We added several new chain accounts including movie theatres, convenience stores and other retail outlets.

In addition, we began testing new non carbonated frozen product lines that are designed to increase consumption among adults.


Powerful partnerships.

We have continued to expand our use of outside distributors, greatly enhancing the efficiency of our syrup distribution system. And we realized ongoing operational benefits through our new alliance with IMI Cornelius, the world's largest manufacturer of beverage dispensing equipment. This strong alliance has also enabled us to sell FCB equipment in addition to our lease and bundled programs.


Super service.

To better serve the customers of our branch office network, we've continued to upgrade our centralized customer service department.
Today, this department supports our branches by providing state-of-the-art response to customer needs.


A cool new image.

Finally, to keep up with changing tastes, we gave our ICEE brand an exciting new image with contemporary graphics designed to appeal to a broad range of consumers.

This new image is one more example of how J & J Snack Foods is continually evolving to meet the needs of our ever-changing market.

(Graphic insert)

Caption:
Our FCB division is taking off with new customers, partners, graphics and service enhancements.

(Graphics inserted)

Management's Discussion & Analysis of Financial Condition and
Results of Operations

In addition to historical information, this discussion and analysis contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.


Results of Operations
Fiscal 1997 Compared to Fiscal 1996

Net sales increased $34,300,000 or 18% to $220,318,000 in fiscal
1997 from $186,018,000 in fiscal 1996. Excluding sales of acquired businesses, net sales increased $16,395,000 or 9% for the year.

Sales to food service customers increased $15,432,000 or 18% to $101,936,000 in fiscal 1997. Excluding sales of acquired businesses, sales to food service customers increased $2,675,000 or 3% for the year. Soft pretzel sales to the food service market increased 5% to $57,668,000. Excluding sales of acquired businesses, food service soft pretzel sales decreased $636,000 or 1% from last year. Two customers accounted for approximately $2,500,000 of lower pretzel sales in 1997 compared to 1996. Churro sales increased 3% to $10,403,000. Frozen juice bar and dessert sales increased 76% to $28,210,000. Approximately 75% of the juice bar and dessert sales increase resulted from sales of acquired businesses.

Sales of products to retail supermarkets increased $3,384,000 or 9% to $40,302,000 in fiscal 1997. Total soft pretzel sales to retail supermarkets were $24,504,000, an increase of 3% from fiscal 1996. Excluding sales of an acquired business, sales to retail supermarkets decreased 2% or $919,000 for the year. Sales of our flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX and CINNAMON RAISIN MINI'S, decreased 7% to $18,157,000. SOFTSTIX sales decreased $701,000 or 26% to $2,018,000 from the previous year. Sales of Italian ice increased $2,335,000 or 19% to $14,553,000 in 1997 from $12,218,000 in 1996 due to sales of Mama
Tish's International Foods which was acquired during the second quarter. Excluding sales of Mama Tish's, Italian ice sales were down 4% for the year.

Frozen carbonated beverage and related product sales increased $3,558,000 or 8% to $47,915,000 in fiscal 1997. Beverage sales alone increased 4% to $43,594,000 for the year. Excluding last year's pricing adjustment to one customer and an unusually high sales of promotional cups to another customer, beverage sales increased 7%.

Bakery sales increased $10,225,000 or 132% to $17,956,000 in fiscal 1997 due to increased product sales to one customer. Sales of our Bavarian Pretzel Bakery increased 16% to $12,209,000 for the year. Excluding sales from an acquired business, Bavarian Pretzel Bakery sales increased 8% or $856,000 for the year.

Gross profit on sales was 49% of sales in both 1997 and 1996.

Total operating expenses increased $12,449,000 to $96,519,000 in fiscal 1997 but as a percentage of sales decreased to 44% from 45% in fiscal 1996. Marketing expenses as a percentage of sales dropped to 30% in 1997 from 32% in 1996. This decline was due primarily to overhead efficiencies resulting from higher sales levels. Distribution expenses were 9% of sales in 1997 and 1996. Administrative expenses increased to 5% of sales in 1997 from 4% in 1996 due to increased litigation costs.

Operating income increased $3,692,000 or 46% to $11,640,000 in fiscal 1997.

Investment income decreased $796,000 or 56% in fiscal year 1997 due to a sharply lower level of investable funds which were used to pay for acquisitions. Interest expense increased $66,000 or 18% due to short-term borrowings.

The effective income tax rate was 32% in 1997 and 35% in 1996. The lower rate in 1997 is primarily due to adjustments relating to settlements of federal tax matters.

Net earnings increased $2,316,000 or 40% in fiscal 1997 to $8,159,000.


Results of Operations
Fiscal 1996 (52 weeks) Compared to Fiscal 1995 (53 weeks)

Net sales increased $656,000, or less than 1%, to $186,018,000 in fiscal 1996 from $185,362,000 in fiscal 1995.

Sales to food service customers increased $7,122,000 or 9% to $86,504,000 in fiscal 1996. Soft pretzel sales to the food service market increased 7% to $54,704,000. Two customers accounted for essentially all of the soft pretzel sales increase. Churro sales increased 6% to $10,113,000. Frozen juice bar and dessert sales increased 18% to $16,033,000. Approximately 40% of the juice bar and dessert sales resulted from sales of an acquired business.

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

Frozen carbonated beverage and related product sales increased $757,000 or 2% to $44,357,000 in fiscal 1996. Beverage sales alone increased less than 1% to $41,914,000 for the year. A pricing adjustment to one customer and increased sales of promotion cups to another customer accounted for essentially all of the sales increases. Sales of the Company's Mexican frozen carbonated beverage subsidiary were down $193,000 or 10% for the year due to the devaluation of the peso and continuing economic problems in Mexico.

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

Total operating expenses decreased $1,411,000 to $84,070,000 in fiscal 1996 and as a percentage of sales decreased to 45% from 46% in fiscal 1995. Marketing expenses as a percentage of sales were 32% in both years. Distribution expenses decreased to 9% of sales in 1996 from 10% in 1995 due to the use of alternate channels of distribution in our food service business and changes in methods of distribution in our frozen carbonated beverage division. Administrative expenses were 4% of sales in 1996 and 1995.

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


Acquisitions, Liquidity and Capital Resources

In December 1997, the Company acquired controlling interest in National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company has incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1997 and 1996 assuming the above had occurred at the beginning of that fiscal year:

                                  1997           1996
Sales                        $258,206,000   $222,964,000
Net Earnings                   $6,129,000     $4,279,000
Earnings per common share            $.68           $.47

In January 1997, the Company acquired the assets of Mama Tish's International Foods by assuming certain liabilities. Mama Tish's is a manufacturer and distributor of Italian ices, sorbets and other frozen juice products with annual sales of approximately $15 million.

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

In May 1996, the Company acquired the assets of Mazzone
Enterprises, Inc. for cash and by assuming certain of its liabilities. Mazzone Enterprises is a manufacturer and distributor of Italian ices and other specialty frozen desserts.

In April 1996, the Company acquired the assets of Pretzel Gourmet
Corp. for cash. Pretzel Gourmet is a chain of retail stores specializing in freshly baked hand-rolled soft pretzels.

The Company's current cash and marketable securities balances and cash expected to be provided by future operations are its primary sources of liquidity. The Company believes that these sources, along with its borrowing capacity, are sufficient to fund future growth and expansion.

Beginning in December 1994, the devaluation of the Mexican peso caused reductions of $53,000, $235,000 and $1,121,000 in stockholders' equity for the 1997, 1996 and 1995 fiscal years, respectively, because of the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. The Company experienced a dollar decline in the sales of this subsidiary of about 50% in fiscal year 1995 after the devaluation. In 1995, sales of the Mexican subsidiary decreased to $1,966,000 from $3,198,000 in 1994. In 1996, sales decreased 10% to $1,773,000 and in 1997 were $1,783,000.

Under various share repurchase programs authorized by the Board of Directors, the Company purchased and retired 433,000 shares of its common stock at a cost of $5,029,000 in fiscal year 1996, and 801,000 shares at a cost of $9,447,000 in fiscal year 1995. Under the most recent share repurchase authorization, 712,000 shares remain to be repurchased.

During the third quarter of fiscal year 1995, the Company sold its syrup and flavor manufacturing subsidiary, Western Syrup Company, to an unrelated third party for cash and notes. The sale of Western has not had a material impact on the Company's operations.

Available to the Company are unsecured general-purpose bank lines of credit totalling $30,000,000. The credit facilities are renewed annually. There were no borrowings under these general bank lines of credit at September 27, 1997.

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS"), which is effective for financial statements issued after December 31, 1997. Once effective, the new standard eliminates primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The effect of adopting this new standard is not expected to be material.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. This new standard requires entities presenting a complete set of financial statements to include details of comprehensive income. Comprehensive income consists of net income or loss for the current period and income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. The effect of adopting this new standard is not expected to be material.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997. SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers. The effect of adopting this new standard is not expected to be material.


Fiscal 1997 Compared to Fiscal 1996

The combined balance of cash and cash equivalents and marketable securities decreased $10,363,000 from $11,764,000 in 1996 to $1,401,000 in 1997 primarily because of the use of cash for acquisitions.

Trade receivables increased $6,105,000 or 35% to $23,382,000 in 1997, and inventories increased $2,259,000 or 20% to $13,535,000 in 1997 from 1996 primarily because of higher sales levels.

Other receivables increased $1,151,000 to $2,076,000 in 1997 due to an increase in reimbursements due from the Company's insurance carrier.

Property, plant and equipment increased $22,248,000 primarily because of expenditures for dispensers required for the expansion of the frozen carbonated beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production and warehousing capability at the Company's manufacturing facilities. Additionally, property, plant and equipment from acquisitions accounted for approximately one-third of the overall increase.

Goodwill, trademarks and rights, net of accumulated amortization increased $12,133,000 to $21,459,000 primarily because of goodwill and restrictive covenants acquired in the Bakers Best Snack Food Corp., Pretzels, Inc. and Mama Tish's International Foods acquisitions. Long-term investments decreased $6,652,000 to $3,835,000 primarily because proceeds from sales of these investments were used for acquisitions. Sundry assets increased by $181,000 from 1996 primarily because of an increase in funding of various long-term merchandising agreements.

Accounts payable and accrued liabilities increased $4,535,000 in 1997 from $17,432,000 in 1996 due primarily to higher sales levels.

Deferred income decreased $35,000 primarily as a result of the reduction in the Company's guarantees related to the sale of its Hawaiian ICEE operations.

Common stock increased $1,090,000 in 1997 to $36,908,000 primarily because of the exercise of incentive stock options.

Net cash provided by operating activities decreased $1,509,000 to $20,371,000 in 1997 from $21,880,000 in 1996 primarily because of an increase in accounts receivable.

Net cash used in investing activities increased $13,311,000 to $30,473,000 in 1997 from $17,162,000 in 1996 primarily because of payments for purchases of companies, net of cash acquired and debt assumed and higher capital expenditures. Capital expenditures increased by $5,101,000 in 1997 from 1996 because of increased expenditures for dispensers for the expansion of the frozen carbonated beverage business.

There was net cash provided by financing activities of $956,000 in 1997 compared to a net use of $4,867,000 in 1996. The use in 1996 was for the Company's repurchase of common stock.


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

Goodwill, trademarks and rights, net of accumulated amortization increased $682,000 to $9,326,000 primarily because of goodwill and restrictive covenants acquired in the Mazzone Enterprises, Inc. and Pretzel Gourmet Corp. acquisitions. Long-term investments increased $2,152,000 to $10,487,000 primarily because of the investment of proceeds from short-term investments into long-term investments. Sundry assets increased by $270,000 from 1995 primarily because of an increase in parts inventory used by our ICEE-USA Corp. subsidiary for the remanufacture of frozen carbonated beverage machines.

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


Consolidated Statements of Earnings

                                          Fiscal year ended
                            September 27,  September 28,  September 30,
                                 1997           1996           1995
                              (52 weeks)     (52 weeks)     (53 weeks)
Net sales                    $220,318,000   $186,018,000   $185,362,000
Cost of goods sold            112,159,000     94,000,000     92,873,000
          Gross profit        108,159,000     92,018,000     92,489,000

Operating expenses
     Marketing                 65,231,000     58,604,000     58,444,000
     Distribution              19,197,000     17,264,000     18,591,000
     Administrative            10,326,000      7,309,000      7,585,000
     Amortization of
      intangibles and
      deferred costs            1,765,000        893,000        861,000

                               96,519,000     84,070,000     85,481,000

          Operating income     11,640,000      7,948,000      7,008,000

Other income (deductions)
     Investment income            630,000      1,426,000      1,327,000
     Interest expense            (431,000)      (365,000)      (399,000)
     Sundry                       112,000         34,000      1,365,000

                                  311,000      1,095,000      2,293,000

          Earnings before
           income taxes        11,951,000      9,043,000      9,301,000

Income taxes                    3,792,000      3,200,000      3,497,000

          NET EARNINGS         $8,159,000     $5,843,000     $5,804,000

Earnings per common share            $.91           $.65           $.61

Weighted average
  number of shares              8,985,000      9,013,000      9,544,000

The accompanying notes are an integral part of these statements.


Consolidated Balance Sheets

                                                   September 27,  September 28,
                                                         1997            1996
Assets
Current Assets
     Cash and cash equivalents                       $1,401,000     $10,547,000
     Investment securities available for sale                --       1,217,000
     Receivables
          Trade, less allowance of $392,000
            and $257,000, respectively               23,382,000      17,277,000
          Other                                       2,076,000         925,000
     Inventories                                     13,535,000      11,276,000
     Prepaid expenses and deposits                      853,000         980,000
               Total current assets                  41,247,000      42,222,000

Property, Plant and Equipment, at cost              164,348,000     142,100,000
     Less accumulated depreciation and amortization  97,126,000      83,890,000
                                                     67,222,000      58,210,000
Other Assets
     Goodwill, trademarks and rights,
       less accumulated amortization of
       $6,883,000 and $5,364,000, respectively       21,459,000       9,326,000
     Long-term investment securities available
       for sale                                         495,000         990,000
     Long-term investment securities held
       to maturity                                    3,340,000       9,497,000
     Sundry                                           3,064,000       2,883,000
                                                     28,358,000      22,696,000
                                                   $136,827,000    $123,128,000

Liabilities and Stockholders' Equity
Current Liabilities
     Current maturities of long-term debt               $16,000          $8,000
     Accounts payable                                13,315,000      10,394,000
     Accrued liabilities                              8,652,000       7,038,000
               Total current liabilities             21,983,000      17,440,000

Long-Term Debt, less current maturities               5,028,000       5,010,000
Deferred Income                                         532,000         567,000
Deferred Income Taxes                                 3,380,000       3,403,000

Commitments                                                  --              --

Stockholders' Equity
     Capital stock
          Preferred, $1 par value; authorized,
            5,000,000 shares; none issued                    --              --
          Common, no par value; authorized,
            25,000,000 shares; issued and
            outstanding, 8,850,000 and 8,749,000,
            respectively                             36,908,000      35,818,000
     Foreign currency translation adjustment         (1,409,000)     (1,356,000)
     Retained earnings                               70,405,000      62,246,000
                                                    105,904,000      96,708,000
                                                   $136,827,000    $123,128,000

The accompanying notes are an integral part of these statements.


Consolidated Statements of Changes in Stockholders' Equity

                                            Foreign
                        Common Stock        Currency
                                          Translation   Retained
                       Shares      Amount  Adjustment   Earnings       Total
Balance at
Sept 25, 1994        9,889,000 $49,946,000 $       -- $50,599,000 $100,545,000
  Issuance of common stock
    upon exercise of stock
    options             38,000     303,000         --          --      303,000
  Foreign currency
    translation
    adjustment              --          -- (1,121,000)         --   (1,121,000)
  Repurchase of
    common stock      (801,000) (9,447,000)        --          --   (9,447,000)
  Net earnings for the
    fiscal year ended
    September 30, 1995      --          --         --   5,804,000    5,804,000

Balance at
September 30, 1995   9,126,000  40,802,000 (1,121,000) 56,403,000   96,084,000
  Issuance of common stock
    upon exercise of
    stock options       56,000     199,000         --          --      199,000
  Adjustments to common
    stock for
    acquisition             --    (154,000)        --          --     (154,000)
  Foreign currency
    translation
   adjustment               --          --   (235,000)         --     (235,000)
  Repurchase of common
    stock             (433,000) (5,029,000)        --          --   (5,029,000)
  Net earnings for the
    fiscal year ended
    September 28, 1996      --          --         --   5,843,000    5,843,000
Balance at
September 28, 1996   8,749,000  35,818,000 (1,356,000) 62,246,000   96,708,000
  Issuance of common stock
    upon exercise of
    stock options       84,000     945,000         --          --      945,000
  Issuance of common stock
    for employee stock
    purchase plan       17,000     145,000         --          --      145,000
  Foreign currency
    translation
    adjustment              --          --    (53,000)         --      (53,000)
  Net earnings for the
    fiscal year ended
    September 27, 1997      --          --         --   8,159,000    8,159,000
Balance at
September 27, 1997   8,850,000 $36,908,000$(1,409,000)$70,405,000 $105,904,000

The accompanying notes are an integral part of this statement.


Consolidated Statements of Cash Flows

                                             Fiscal year ended
                                  September 27,  September 28,  September 30,
                                         1997           1996           1995
                                     (52 weeks)     (52 weeks)     (53 weeks)
Operating activities:
     Net earnings                    $8,159,000     $5,843,000     $5,804,000
     Adjustments to reconcile net
       earnings to net cash provided
       by operating activities:
         Depreciation and
           amortization of fixed
           assets                    17,090,000     15,613,000     15,040,000
         Amortization of
           intangibles and
           deferred costs             2,180,000      1,262,000      1,016,000
         (Gains) losses from
            disposals of property
            and equipment               (26,000)        44,000     (1,222,000)
         Increase (decrease) in
           deferred income taxes        (23,000)    (1,600,000)       308,000
         Other adjustments               14,000        (24,000)      (123,000)
         Changes in assets and
           liabilities, net of effects
           from purchase of companies
             Increase in accounts
               receivable            (6,615,000)      (488,000)      (443,000)
             Increase in inventories (1,008,000)       (30,000)      (235,000)
             Decrease in prepaid
               expenses                 174,000        572,000         15,000
             Increase in accounts
               payable and accrued
               liabilities              426,000        688,000        428,000
         Net cash provided by
           operating activities      20,371,000     21,880,000     20,588,000

Investing activities:
     Purchases of property,
       plant and equipment          (19,581,000)   (14,480,000)   (12,935,000)
     Proceeds from sales
       of operations                         --             --        405,000
     Payments for purchase of
       companies, net of cash
       acquired and debt assumed    (18,601,000)    (2,739,000)            --
     Proceeds from investments
       held to maturity               6,146,000        575,000        405,000
     Payments for investments
       held to maturity                      --     (2,750,000)    (1,000,000)
     Proceeds from investments
       available for sale             1,710,000      7,133,000      6,609,000
     Payments for investments
       available for sale                    --     (4,578,000)    (2,981,000)
     Decrease in bond trust fund             --          1,000        655,000
     Proceeds from disposals of
       property and equipment           273,000        191,000      1,620,000
     Other                             (420,000)      (515,000)      (131,000)
          Net cash used in
            investing activities    (30,473,000)   (17,162,000)   ( 7,353,000)

Financing activities:
     Proceeds from issuance
       of common stock                  930,000        183,000        303,000
     Payments to repurchase
       common stock                          --     (5,029,000)    (9,447,000)
     Other                               26,000        (21,000)       (16,000)
          Net cash provided by
            (used in) financing
            activities                  956,000     (4,867,000)    (9,160,000)

          Net (decrease) increase
            in cash and cash
            equivalents              (9,146,000)      (149,000)     4,075,000

Cash and cash equivalents at
  beginning of year                  10,547,000     10,696,000      6,621,000
Cash and cash equivalents at
  end of year                        $1,401,000    $10,547,000    $10,696,000

The accompanying notes are an integral part of these statements.


Notes to Consolidated Financial Statements


Note A - Summary of Significant Accounting Policies

J & J Snack Foods Corp. and Subsidiaries (the Company) manufactures, markets and distributes a variety of nutritional snack foods and beverages to the food service and retail supermarket industries. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.


1. Principles of Consolidation

The consolidated financial statements include the accounts of J &
J Snack Foods Corp. and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in the consolidated financial statements.


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


8. Depreciation and Amortization

Depreciation of equipment and buildings is provided for by the straight-line and accelerated methods over the estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are being amortized by the straight-line method over periods ranging from 5 to 30 years. Management reviews the realization of goodwill based upon past and expected performance of individual acquired businesses.

In fiscal year 1997, the Company adopted a new standard issued by the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. There was no material impact as a result of the adoption of SFAS No. 121 on the financial position and results of operations of the Company.


9. Fair Value of Financial Instruments

The Company adopted SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist primarily of cash and cash equivalents, investments and long-term debt. Based on the borrowing rates currently available to the Company, long-term debt approximates fair value at September 27, 1997 and September 28, 1996.


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


11. Earnings Per Common Share

Earnings per common share are based on the weighted-average number of common shares outstanding, including common stock equivalents
(stock options).

The FASB has issued SFAS No. 128, "Earnings Per Share" ("EPS"), which is effective for financial statements issued after December 31, 1997. Once effective, the new standard eliminates primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The effect of adopting this new standard is not expected to be material.


12. Accounting for Stock-Based Compensation

In fiscal 1997, the Company adopted a new standard issued by the FASB, SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The Company has chosen an alternative, permitted by the standard, to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."


13. Advertising Costs

Advertising costs are expensed as incurred. Total advertising expense was $3,892,000, $4,119,000 and $3,971,000 for the fiscal years 1997, 1996 and 1995, respectively.


14. Recent Accounting Pronouncements

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. This new standard requires entities presenting a complete set of financial statements to include details of comprehensive income. Comprehensive income consists of net income or loss for the current period and income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. The effect of adopting this new standard is not expected to be material.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997. SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers.


Note B - Acquisitions

In January 1997, the Company acquired the assets of Mama Tish's International Foods by assuming certain of its liabilities. Mama Tish's is a manufacturer and distributor of Italian ices, sorbets and other frozen juice products with annual sales of approximately $15 million. Mama Tish's accounted for approximately $10 million of sales in 1997 and $850,000 of net earnings.

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

In May 1996, the Company acquired the assets of Mazzone
Enterprises, Inc. for cash and by assuming certain liabilities.
Mazzone Enterprises is a manufacturer and distributor of Italian ices and other specialty frozen desserts.

In April 1996, the Company acquired the assets of Pretzel Gourmet
Corp. for cash. Pretzel Gourmet is a chain of retail stores specializing in freshly baked hand-rolled soft pretzels.

The acquisitions were accounted for under the purchase method of accounting, and the operations are included in the consolidated financial statements from the respective acquisition dates. The impact of the above acquisitions, on the respective acquisition dates, was not significant on the results of operations of the Company.


Note C - Credit Arrangements

The Company has available general unsecured bank lines of credit of $30,000,000 at rates below the prime rate. The credit facilities are renewed annually. The loan agreements specify net worth and other financial covenants. The entire amounts of these lines of credit were available at September 27, 1997 and September 28, 1996.


Note D - Investment Securities

The Company classifies its investments in securities in one of three categories: held to maturity, trading and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in securities trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities, net of income tax, are reported as a separate component of stockholders' equity and excluded from the determination of net income.

Proceeds on sales of securities classified as available for sale were $1,710,000, $7,133,000 and $6,609,000 for fiscal years 1997,
1996 and 1995, respectively. The Company uses the specific identification method to determine the cost of securities sold. No material gains or losses were realized on sales of investment securities.

The amortized cost, gross unrealized gains and losses, and fair market values of the Company's investment securities available for sale and held to maturity at September 27, 1997 are summarized as follows:

                                             Gross     Gross        Fair
                                Amortized Unrealized Unrealized    Market
                                    Cost     Gains     Losses       Value
Available for sale
   Corporate debt securities     $495,000  $     --  $     --    $495,000
Held to maturity
   Corporate debt securities     $970,000   $19,000  $     --    $989,000
   Municipal government
       securities               1,870,000     3,000    (8,000)  1,865,000
   Other debt securities          500,000        --        --     500,000
                               $3,340,000   $22,000   $(8,000) $3,354,000

The amortized cost, gross unrealized gains and losses, and fair market values of the Company's investment securities available for sale and held to maturity at September 28, 1996 are summarized as follows:

                                             Gross     Gross        Fair
                                Amortized Unrealized Unrealized    Market
                                    Cost     Gains     Losses       Value
Available for sale
   Equity securities              $    --    $9,000    $   --      $9,000
   Corporate debt securities      495,000        --   (52,000)    443,000
   Municipal government
     securities                 1,712,000     6,000    (2,000)  1,716,000
                               $2,207,000   $15,000  $(54,000) $2,168,000
Held to maturity
   Corporate debt securities     $992,000    $9,000   $(8,000)   $993,000
   Municipal government
     securities                 8,005,000    28,000   (67,000)  7,966,000
     Other debt securities        500,000        --        --     500,000
                               $9,497,000   $37,000  $(75,000) $9,459,000

The following table lists the maturities of investment securities classified as available for sale and held to maturity at September 27, 1997:

                                                        Held to Maturity
                                   Available for Sale               Fair
                                 Amortized Fair Market Amortized   Market
                                    Cost     Value       Cost       Value
Due after one year through
  five years                      $    --   $    -- $3,340,000 $3,354,000
Due after five years              495,000   495,000         --         --
                                 $495,000  $495,000 $3,340,000 $3,354,000


Note E - Inventories

Inventories consist of the following:

                                    September 27,  September 28,
                                           1997           1996
Finished goods                         $7,108,000     $5,534,000
Raw materials                           1,789,000      1,387,000
Packaging materials                     2,262,000      2,009,000
Equipment parts and other               2,376,000      2,346,000
                                      $13,535,000    $11,276,000


Note F - Property, Plant and Equipment

Property, plant and equipment consist of the following:

                                 September 27, September 28,  Estimated
                                         1997         1996   Useful Lives
Land                                  $819,000     $819,000      --
Buildings                            5,340,000    5,119,000 15-39.5 years
Plant machinery and equipment       51,891,000   41,158,000    5-10 years
Marketing equipment                 90,988,000   81,144,000       5 years
Transportation equipment             1,856,000    1,754,000       5 years
Office equipment                     4,792,000    3,727,000     3-5 years
Improvements                         7,837,000    7,053,000    5-20 years
Construction in progress               825,000    1,326,000      --
                                  $164,348,000 $142,100,000


Note G - Accrued Liabilities

Included in accrued liabilities is accrued compensation of $3,275,000 and $2,560,000 as of September 27, 1997 and September
28, 1996, respectively.


Note H - Long-Term Debt

Long-term debt consists of the following:

                                             September 27,  September 28,
                                                    1997        1996
7.25% redeemable economic development revenue
  bonds payable December 2005; interest
  payable semiannually (subject to debt
  limitation and minimum stockholders'
  equity covenants)                             $5,000,000    $5,000,000
Other                                               44,000        18,000
                                                 5,044,000     5,018,000
Less current maturities                             16,000         8,000
                                                $5,028,000    $5,010,000

Annual principal payments of long-term debt as of September 27, 1997 are as follows:

		1998                                   $16,000
		1999                                    11,000
		2000                                     9,000
		2001                                     8,000
		2002                                        --
		2003 and thereafter                  5,000,000
                                      $5,044,000


Note I - Deferred Income

1. Sale of ICEE Operations in Hawaii

Deferred income consists of the Company's unrecognized gain on the sale of its ICEE operations in Hawaii to the former President of ICEE-USA Corp. in July 1994 for $1,100,000 in cash. Under the terms of the sale, the Company has guaranteed the payment of a bank note by the purchaser, ICEE of Hawaii, Inc., through the issuance of a letter of credit. The Company's guarantee is collateralized by the assets of ICEE of Hawaii, Inc. The Company recognizes gain on the sale as the principal due on the bank note is reduced through payments by ICEE of Hawaii, Inc. The Company recognized gains of $76,000, $83,000 and $25,000 for the fiscal years ended 1997, 1996 and 1995, respectively.


2. Service Contracts

During the years ended September 27, 1997 and September 28, 1996, the Company sold $296,000 and $143,000, respectively, of service contracts related to its frozen carbonated beverage machines. At September 27, 1997, deferred income on service contracts was $283,000, of which $186,000 is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $179,000 and $14,000 was recognized for the fiscal years ended 1997 and 1996, respectively.


Note J - Income Taxes

Income tax expense is as follows:

                                       Fiscal year ended
                          September 27,  September 28,  September 30,
                                  1997           1996           1995
Current (Benefit)
     U.S. Federal            $3,381,000     $4,538,000     $2,841,000
     Foreign                     40,000        (31,000)        63,000
     State                      394,000        293,000        285,000
                              3,815,000      4,800,000      3,189,000
Deferred (Benefit)
     U.S. Federal                (3,000)    (1,552,000)       359,000
     Foreign                    (23,000)            --        (43,000)
     State                        3,000        (48,000)        (8,000)
                                (23,000)    (1,600,000)       308,000
                             $3,792,000     $3,200,000     $3,497,000

The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                        Fiscal year ended
                           September 27,  September 28,  September 30,
                                  1997           1996           1995
Income taxes at statutory
  rates                       $4,063,000     $3,075,000     $3,162,000
Increase (decrease) in taxes
  resulting from:
    State income taxes, net
      of federal income tax
      benefit                    267,000        193,000        194,000
    Nontaxable income           (120,000)      (343,000)      (315,000)
    Other, net                  (418,000)       275,000        456,000
                              $3,792,000     $3,200,000     $3,497,000

Deferred tax assets and liabilities consist of the following:

                            September 27,  September 28,
                                  1997           1996
Deferred tax assets
  Vacation accrual              $296,000       $257,000
  Insurance reserve              404,000        355,000
  Deferred income                272,000        280,000
  Other, net                     537,000        501,000
                               1,509,000      1,393,000
Deferred tax liabilities
  Depreciation of property
    and equipment              4,237,000      4,720,000
  Other, net                     652,000         76,000
                               4,889,000      4,796,000
                              $3,380,000     $3,403,000


Note K - Commitments

1. Lease Commitments

The following is a summary of approximate future minimum rental commitments for noncancellable operating leases with terms of more than one year as of September 27, 1997:

                  Plants and Offices  Equipment      Total
	1998                 $5,496,000     $1,949,000     $7,445,000
	1999                  4,678,000      1,596,000      6,274,000
	2000                  4,059,000      1,345,000      5,404,000
	2001                  3,062,000        843,000      3,905,000
	2002                  2,144,000         91,000      2,235,000
	2003 and thereafter  12,537,000         91,000     12,628,000
                     $31,976,000     $5,915,000    $37,891,000

Total rent expense was $6,002,000, $5,748,000 and $5,860,000 for fiscal years 1997, 1996 and 1995, respectively.

2. Other Commitments

Additionally, the Company is a party to litigation which management currently believes will not have a material adverse effect on the Company's financial condition or results of operations.


Note L - Capital Stock

Under various share repurchase programs authorized by the Board of Directors, the Company purchased and retired 433,000 shares of its common stock at a cost of $5,029,000 in fiscal year 1996, and 801,000 shares at a cost of $9,447,000 in fiscal year 1995. Under the most recent share repurchase authorization, 712,000 shares remain to be repurchased.


Note M - Stock Options

The Company has a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 1,500,000 shares reserved under the Plan; options for 643,000 shares remain unissued as of September 27, 1997.

The Company has a nonqualified stock option plan for nonemployee directors and the Chief Executive Officer of the Company whereby a total of 340,000 shares of common stock may be issued. Under this plan, each nonemployee director is granted options to purchase 3,000 shares of common stock, and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant, and the options expire ten years after the date of grant. Other nonqualified options have been issued to the Chief Executive Officer, directors and certain employees.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies APB Opinion No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                   Fiscal year ended
                             September 27,   September 28,
                                    1997            1996
Net Earnings:
   As reported                  $8,159,000      $5,843,000
   Pro forma                     7,697,000       5,786,000
Earnings Per Common Share:
   As reported                        $.91            $.65
   Pro forma                           .86             .64

These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in fiscal 1997 and 1996, respectively: expected volatility of 30% for both years; risk-free interest rates of 6.71% and 6.45%; and expected lives ranging between 4.5 and 7 years for both years.

A summary of the status of the Company's option plans as of fiscal years 1997, 1996 and 1995 and the changes during the years ended on those dates is represented below:

                                    Incentive         Nonqualified
                                  Stock Options       Stock Options

                                 Stock  Weighted-   Stock   Weighted-
                                Options  Average   Options   Average
                                  Out-  Exercise     Out-   Exercise
                                standing  Price    standing    Price
Balance, September 25, 1994     550,078   $11.10    282,000    $9.59
     Granted                    147,500   $11.76     44,000   $11.78
     Exercised                  (37,675)   $8.01         --       --
     Cancelled                  (17,091)  $11.43         --       --
Balance, September 30, 1995     642,812   $11.42    326,000    $9.88
     Granted                    292,826   $10.00     34,000   $12.25
     Exercised                  (21,000)   $8.71    (45,000)   $2.50
     Cancelled                 (169,145)  $12.03         --       --
Balance, September 28, 1996     745,493   $10.97    315,000   $11.27
     Granted                    267,743   $11.53     34,000   $12.75
     Exercised                  (84,200)   $9.38         --       --
     Cancelled                  (52,650)  $11.15         --       --
Balance, September 27, 1997     876,386   $11.26    349,000   $11.41
Exercisable Options,
  September 27, 1997            312,562             315,000

The weighted-average fair value of incentive options granted during fiscal years ended September 27, 1997 and September 28, 1996 was $4.24 and $3.62, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 27, 1997 and September 28, 1996 was $5.97 and $5.70, respectively.

The following table summarizes information about incentive stock options outstanding at September 27, 1997:

                       Options Outstanding        Options Exercisable
                 Number     Weighted-              Number
              Outstanding    Average   Weighted- Exercisable Weighted-
                    at      Remaining   Average      at      Average
Range of        September  Contractual  Exercise  September  Exercise
Exercise Prices  27, 1997     Life        Price   27, 1997     Price
$7.25              30,000   2.5 years     $7.25     30,000     $7.25
$9.75-$13.625     846,386   3.5 years    $11.41    282,562    $12.23
                  876,386                          312,562

The following table summarizes information about non-qualified options outstanding at September 27, 1997:

                          Options Outstanding         Options Exercisable
                     Number     Weighted-               Number
                  Outstanding    Average   Weighted- Exercisable Weighted-
                       at       Remaining    Average      at     Average
Range of           September   Contractual  Exercise  September  Exercise
Exercise Prices     27, 1997       Life       Price   27, 1997    Price
$5.88-$7.50           33,000     1.1 years    $6.83     33,000    $6.83
$10.75-$13.63        316,000     5.5 years   $11.89    282,000   $11.79
                     349,000                315,000


Note N - 401(k) Profit-Sharing Plan

The Company maintains a 401(k) profit-sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $404,000, $313,000 and $242,000 were made in fiscal years 1997,
1996 and 1995, respectively.


Note O - Major Customer Information

One customer accounted for 10% of the Company's sales for the fiscal year ended September 27, 1997.


Note P - Cash Flow Information

The following is supplemental cash flow information:
                                Fiscal year ended
                    September 27,  September 28,  September 30,
                         1997           1996       1995
Cash paid for:
     Interest           $431,000       $367,000       $395,000
     Income taxes      4,469,000      3,077,000      2,826,000


Note Q - Subsequent Event

In December 1997, the Company acquired controlling interest in National ICEE Corporation. National ICEE Corporation markets and distributes frozen carbonated beverages primarily in the eastern half of the United States with annual sales of approximately $40 million. The Company has incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1997 and 1996 assuming the above had occurred at the beginning of that fiscal year:

                                1997           1996
Sales                     $258,206,000   $222,964,000
Net Earnings                $6,129,000     $4,279,000
Earnings per common share         $.68           $.47



Report of Independent Certified Public Accountants

Shareholders and Board of Directors
J & J Snack Foods Corp.

We have audited the accompanying consolidated balance sheets of J & J Snack Foods Corp. and Subsidiaries as of September 27, 1997 and September 28, 1996, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 27, 1997 (52 weeks, 52 weeks and 53 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J & J Snack Foods Corp. and Subsidiaries as of September 27, 1997 and September 28, 1996, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 27, 1997 in conformity with generally accepted accounting principles.

Grant Thornton, LLP
Philadelphia, Pennsylvania
November 4, 1997 (except for Note Q, as to which the date is December 8, 1997)



Corporate Information


Directors

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore
Senior Vice President, Chief Financial Officer, Secretary and
Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Stephen N. Frankel
President, Stephen N. Frankel Realtor, Inc.

Peter G. Stanley
Consultant

Leonard M. Lodish, Ph.D.
Samuel R. Harrell Professor, Marketing Department of the Wharton
School, University of Pennsylvania


Officers

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore
Senior Vice President, Chief Financial Officer, Secretary and
Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Robyn Shreiber Cook
Senior Vice President, West

Paul L. Hirschman
Vice President, Information Systems

Dan Fachner
President of ICEE-USA Corp. Subsidiary


Officers of Subsidiary Companies

J & J Snack Foods Corp. of New Jersey

Anthony P. Harrison II
Vice President, Quality Control and Research & Development

John P. Heim
Vice President, Engineering & Manufacturing

Michael Karaban
Vice President, Marketing

H. Robert Long
Vice President, Distribution

Craig S. Parker
Vice President, School Food Service

Milton L. Segal
Vice President, Purchasing

Steven J. Taylor
Vice President, Sales


J & J Snack Foods Corp. of California

Don Smith
Vice President, Research and Development


MIA Products

T.J. Couzens
Vice President/General Manager


ICEE-USA Corp.

Kent Galloway
Vice President and Chief Financial Officer

Joe Boulanger
Vice President/General Manager Western Zone

Lou Fiorentino
Vice President/General Manager Eastern Zone

Rick Naylor
Vice President/General Manager Central Zone

Rod Sexton
Vice President of Service Operations


ICEE de Mexico, S.A. DE C.V.

Andres Gonzalez
Vice President


J & J Restaurant Group

Robert F. Puccio
President


Pretzels, Inc.

Gary Powell
President


Quarterly Common Stock Data

                         Market Price
Fiscal 1997          High           Low
1st Quarter         14 1/8         10 5/8
2nd Quarter         14 1/8         10 1/2
3rd Quarter         16 1/8         11 1/4
4th Quarter         17 1/4         14 1/2

Fiscal 1996
1st Quarter         13 1/4         11
2nd Quarter         12 3/4         11
3rd Quarter         13 3/4         11 3/8
4th Quarter         12 1/8          9 7/8


Stock Listing
The common stock of J & J Snack Foods Corp. is traded on the over-the-counter market on the NASDAQ National Market System with the symbol JJSF.


Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219


Independent Accountants
Grant Thornton LLP


Counsel
Blank, Rome, Comisky & McCauley


Annual Meeting
The Annual Meeting of Shareholders is scheduled for Wednesday,
February 4, 1998 at 10:00 a.m. at the Hilton at Cherry Hill, 2349
W. Marlton Pike, Cherry Hill, New Jersey.


Form 10-K
Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

J & J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109
Attention: Dennis G. Moore