Form 10-K, Exhibit 13
period 1998-09-26
J&J SNACK FOODS CORP
filed 1998-12-21
CIK 785956

EXHIBIT 13.1



                               J & J SNACK FOODS CORP.

                                  1998 ANNUAL REPORT

                                   TO SHAREHOLDERS






























                                       115





     Positioned to Welcome a New Era of Growth
     1998 Annual Report

     6000 Central Highway.Pennsauken, NJ 08109.(609) 665-9533 www.jjsnack.com

     Profile
     J&J Snack Foods Corp. is a manufacturer, marketer and distributor of an expanding variety of nutritional, popularly priced, branded snack foods and beverages for the food service and retail supermarket industries. The Company is listed on the NASDAQ exchange as "JJSF," and serves both national and international markets.

     Our growing portfolio of products includes soft pretzels; frozen carbonated beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies and bakery goods; and other snack foods and drinks. Consumers can enjoy these tasty products in a variety of settings, including:

     * Snack bars and food stands in leading chain, department, discount and convenience stores
     * Malls and shopping centers
     * Fast food outlets
     * Stadiums and sports arenas
     * Leisure and theme parks
     * Movie theatres
     * Schools and colleges
     * Business and industry and other institutions
     * Supermarkets and warehouse club stores

     As we prepare for the future, J&J Snack Foods Corp. plans to continue expanding its unique product offerings and market niches, capitalizing on new opportunities wherever they may be found.

     Contents
     Financial Highlights                 1
     Letter From the President            2
     Our Family of Brands                 4
     Soft Pretzels                        5
     Frozen Carbonated Beverages (FCB)    8
     Frozen Desserts                     10
     Other Snacks                        12
     Financial Information               14
     Corporate Information               29


     Financial Highlights
                                  Fiscal year ended in September
                               (In thousands except per share data)
                          1998        1997        1996        1995        1994
     Net Sales         $ 262,390   $ 220,318   $ 186,018   $ 185,362   $ 174,425
     Net Earnings      $  11,850   $   8,159   $   5,843   $   5,804   $   8,532
     Total Assets      $ 213,261   $ 136,827   $ 123,128   $ 123,309   $ 127,366
     Long-Term Debt    $  48,199   $   5,028   $   5,010   $   5,011   $   5,028
     Stockholders'
          Equity       $ 119,681   $ 105,904   $  96,708   $  96,084   $ 100,545
     Common Share Data
     Earnings Per
       Diluted Share   $    1.26   $     .91   $     .65   $     .61   $     .82
     Earnings Per
       Basic Share     $    1.32   $     .93   $     .65   $     .62   $     .84
     Book Value
       Per Share       $   13.25   $   11.97   $   11.05   $   10.53   $   10.17
     Common Shares
       Outstanding
       At Year End         9,036       8,850       8,749       9,126       9,889

     Letter from the President
     "Give me your tired, your poor, your huddled masses, yearning to breathe free. . ." so began poet Emma Lazarus' famous sonnet that was eventually displayed and made famous with the Statue of Liberty.

     We took some creative liberty by placing two of our famous brands, a SUPERPRETZEL soft pretzel and an ICEE drink, in her gentle but strong hands. Historical and patriotic monuments aside, both our Company and these product lines stand as testaments to opportunities and success stories found only in America.

     We had a good year in fiscal '98. No. . .we had a VERY good year and we are extremely proud of our people and their performance.

     1998 Results in Brief

     We achieved record sales and earnings for fiscal 1998. For the 27th consecutive year we increased sales from the prior year. In fiscal '98:
     * Sales increased 19% to $262,390,000 from $220,318,000
     * Net income rose 45% to $11,850,000 from $8,159,000
     * EPS climbed 38% to $1.26 from $.91

     And, we continued the growth momentum that we established and have been sustaining the past few years with further expansion of both our products and markets.

     "The Thinker" - Visions of Tomorrow
     I can't speak for Rodin or what "The Thinker" was contemplating, but I can assure you that my thoughts and those of our management team constantly revolve around our efforts to grow our business and increase shareholder value. This past year's performance was due in large part to strategies and decisions developed over the years which were carefully and decisively implemented.

     Developing and Growing our Niches
     Soft pretzel sales again posted an increase in fiscal 1998, led by our flagship brand, SUPERPRETZEL. Soft pretzel consumption opportunities and menu positioning ideas continue to be created and developed by our Food Service and Retail Supermarket divisions. Traditional markets and occasions of incidence are being expanded by a variety of newly developed soft pretzel products and eating suggestions. This includes filled soft pretzel sticks as appetizers, soft pretzel buns and rolls being tested by restaurants, and Pretzel Gourmet Express, a line of gourmet upscale soft pretzel products for business and college campus dining. An exciting and aggressive marketing program to grow our supermarket soft pretzel business featuring television and billboard advertising is being tested in select markets beginning in fiscal 1999.

     Our West Coast Bakery had an excellent year posting increased sales and sharp improvements in manufacturing efficiency. Churros and funnel cake sales also had strong sales gains and further developed their markets and geography.

     Not all was "cool" in J&J land. Like Rodin's "The Thinker", we need to "think harder and better" in connection with our Scranton plant and frozen dessert lines, including LUIGI'S and MAMA TISH'S Italian ices and SHAPE-UPS frozen desserts. Sales and profits were impacted this past year due in part to delays and start-up problems in connection with the expansion of our plant.

     ICEE - The Vision and Opportunity
     Our frozen beverage division now known as The ICEE Company had another excellent year. Sales grew a whopping 75% with a significant part of the increase coming from the acquisition of National ICEE in December 1997. While the acquisition represented a key and significant step to growing the ICEE brand nationwide, equally important, we were able to consolidate and integrate the combined entities quickly and efficiently to maximize operations.

     Our vision and strategy for the frozen beverage business mirrors, in large part, a similar vision and strategy experienced in our soft pretzel business. We acquired ICEE-USA in May 1987 - an unprofitable company with sales of $13 million selling, at the time, only in the West. Our vision - a national company with the dominant brand that would someday be sold coast-to-coast (internationally too) and complement our snack food products. Now, further enhanced with a strategic alliance with Coca-Cola, the world's leading soft drink company, we are excited with the opportunities to maximize our ICEE frozen beverage business.

     Looking ahead to fiscal 1999, we believe we are well positioned to continue our plans in this land of opportunity. Twenty-seven years ago, I bought the assets of a bankrupt soft pretzel company with just eight employees and only $400,000 in sales. And along the way, we acquired other troubled businesses and defunct product lines also in need of a new opportunity or another chance. "Give me your tired, your poor, your huddled masses. . ."
     - only in America. We remain committed and dedicated to growing our business and extremely enthused with the opportunity!

     Sincerely,

     Gerald B. Shreiber
     President and Chairman
     December 1, 1998



     Soft Pretzles: Building on Monumental Success

     When a product has one good year, it's a success. When it has several good years, it's a phenomenon. And when it records more than 25 great years, it becomes nothing less than an institution.


     That's the story of SUPERPRETZEL, America's Favorite Soft Pretzel.

     Thanks to the enduring strength of SUPERPRETZEL, our flagship brand, J&J Snack Foods is the largest manufacturer of soft pretzels in the world. In fiscal 1998, our Food Service division increased soft pretzel sales by 5%.

     With a brand that's part of the American landscape, we're well positioned to lead the soft pretzel category into the next millennium.


     Sold Wherever Appetites are Found
     We're proud to say that SUPERPRETZELs are sold just about everywhere. They're available at tens of thousands of high-traffic snack bars across the country in malls and shopping centers, chain stores, convenience stores, stadiums and sports arenas, amusement, leisure and theme parks, schools and colleges, movie theatres, business and industry cafeterias, fast food outlets, supermarkets and warehouse club stores.


     The Anatomy of a Pretzel Sale
     The eye catches a glimpse of a brightly colored merchandiser that displays warm, soft pretzels. The senses are stimulated. The appetite is engaged. The brain agrees. The hand reacts. A sale is made.

     This scenario, repeated hundreds of thousands of times each day, is the key to the success of SUPERPRETZEL soft pretzels. It's a matter of being in the right place at the right time - with the right product and promotion. And in fiscal 1998, we were in more of the right places than ever, having ramped up our merchandising initiatives at several major accounts to gain a larger share of their consumer snack purchases. One result: At a key account, our innovative custom display cases boosted sales by an impressive 22%.


     Making Soft Pretzel History in Schools
     SUPERPRETZEL soft pretzels are a real lesson in how to provide both nutrition and fun to America's schoolchildren. For nutrition, they satisfy bread requirements for U.S.D.A. approved school lunch and breakfast programs, making them a natural fit for both menu and a la carte sales.
     For fun, they provide a delicious treat that kids love.

     To make SUPERPRETZEL even more fun, J&J has created special promotions that help boost the holiday spirit in schools. These promotions include specialty-shaped SUPERPRETZEL soft pretzels, such as snowmen and shamrocks, in conjunction with our frozen desserts. It's a combination that delights school food service directors and students alike.


     "What's the Pretzel du Jour?"
     With today's busy lifestyles, Americans are dining out more than ever. And J&J is there.

     Our diverse family of soft pretzel products is gaining popularity with customers at more and more restaurants nationwide, thanks in part to an aggressive, channel-specific marketing program. This program includes a print advertising campaign that gives restaurateurs new ideas on how to add our shaped, flavored and filled varieties to their menus.

     J&J also continues to innovate with new restaurant-oriented products like Gourmet Soft Pretzel Buns, a delicious alternative to an ordinary hot dog bun that adds an exciting twist to an all-American favorite. We've teamed up with a leading hot dog chain to launch this new value-added menu item at all their locations.


     Merchandising our Success
     In the food service business, great products aren't enough. You've got to merchandise, merchandise, merchandise. J&J has become one of the industry's most respected providers of merchandising and branded programs, offering a wide variety of point-of-sale materials, display cases and specialty mobile merchandisers. These items, which prominently display our eye-catching SUPERPRETZEL graphics, provide food service customers with everything they need to highlight our products - even in non-traditional locations.

     One of our growing branded programs is the upscale PRETZEL GOURMET EXPRESS
     (PGX), which targets colleges, businesses, theme parks, stadiums and arenas. PGX is becoming a hit with customers because it provides a complete package that includes proprietary merchandising equipment and point-of-sale materials. Best of all, it features our premium line of delicious raw and baked flavored soft pretzels. Simply irresistible.


     Supermarket. SUPERPRETZEL. Super Challenge.
     In the supermarket, our SUPERPRETZEL brand continues to lead its category, with a commanding 74% market share. However, the supermarket freezer case where our products are sold continues to be a challenging environment, with our soft pretzel sales declining by 11% in fiscal 1998. This was largely due to the discontinuation of underperforming product lines as well as increased competition in the hot snacks/appetizers category. We are increasing our consumer driven marketing activities to reverse the trend in this important category, including television and billboard advertising in select markets beginning in fiscal 1999.

     SUPERPRETZEL SOFTSTIX, which combine SUPERPRETZEL soft pretzel sticks with KRAFT* cheese filling, experienced a substantial turnaround, with a 13% sales gain. This can be attributed to both increased sales and distribution as well as a successful co-branding agreement with KRAFT.

     In addition, we redesigned both the supermarket and warehouse club SUPERPRETZEL packages to highlight the consumer benefits of convenience and ease of preparation. This redesign and update is part of a total marketing strategy that is being launched at the start of fiscal 1999. We look forward to generating good news in the months ahead.

     (*KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft General Foods, Inc.)


     Going and Growing Where the Traffic Is
     Our chain of BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores, operated by the J&J Restaurant Group, delivered an 8% sales gain during fiscal 1998. Located in regional malls primarily in the Mid-Atlantic states, the chain benefited from a combination of the addition of co-branded products and improved operating performance. During the year we closed several poorly performing stores which will have a positive impact in fiscal 1999.


     Frozen Carbonated Beverages (FCB): The People's Choice
     ICEE:  Now One Company, Indivisible
     It's official: From New York to California, from the Arctic regions of Canada to the tropics of Mexico, The ICEE Company is the source for the popular and refreshing line of ICEE products. In December 1997, we acquired National ICEE Corporation which had distributed ICEE frozen carbonated beverages and products throughout the eastern half of the country, while our subsidiary, ICEE-USA, distributed in the western United States.

     And now we are one.

     The ICEE Company now sells the ICEE brand in over 90% of the U.S. as well as Canada and Mexico and in addition, sells ARCTIC BLAST and other brands in select markets. Plans are developing for international market expansion as well. Thanks to an ICEE-smooth consolidation effort, we achieved a soaring sales increase of 72% in beverage sales alone for the fiscal year.

     ICEE - A "Too Cool" Brand
     Consumers can't get enough of our refreshing ICEE drinks, which are served from proprietary dispensing equipment and can be enjoyed with a straw or a spoon. They're an ultra-satisfying treat that people of all ages enjoy year-round. ICEE beverages are now available at over 17,000 food service locations nationally, many of which also sell our SUPERPRETZEL soft pretzels and other snack foods.

     More locations are being added all the time. During fiscal 1998, we installed several new major account outlets, and began testing in a number of fast food chains across the country. We pledge not to stop until there's an ICEE in the chilly hands of every consumer.


     ICEE and Coca-Cola*:  Partners For Growth
     This past year ICEE joined Coca-Cola in an exciting new venture that offers great potential in the frozen beverage category for both of these all-American favorites. We've entered into a long-term marketing agreement that combines ICEE's operational and service system expertise with the marketing power of Coca-Cola. In the years ahead, we'll be leveraging this agreement to expand our business with new selling opportunities for frozen beverages featuring ICEE and Coca-Cola.

     (*"Coca-Cola" is a trademark of The Coca-Cola Company.)


     Focused on the Fundamentals
     The ICEE Company is more than just great tasting beverages and exciting brand names. Behind the scenes, there's a modern infrastructure that maintains our equipment in peak condition, and keeps our trade customers satisfied.

     To stay the best in the business, we've expanded and relocated our training facility. This technical service center, known as FCB University, provides comprehensive training and education to keep pace with our planned growth.

     In addition, we continue to invest in our centralized Customer Service Center, which supports our branches and service technicians by providing state-of-the-art "Service Excellence" to our 17,000+ and growing customer base.

     We continue to improve on the performance and reliability of our beverage dispensing equipment. This, together with specialized, unique distribution systems, will help The ICEE Company remain the leader in the frozen beverage industry.



     Frozen Desserts: Ringing in the New

     Building for the Future
     In fiscal 1998, we completed a major modernization and expansion of our Italian ice and frozen dessert plant in Scranton, Pennsylvania. This facility, which was expanded in part to accommodate the MAMA TISH'S acquisition of a year ago, has more than doubled its production capacity. And today, modernization has resulted in measurable product quality improvements that add value to our brands.


     Two Category Leaders Get New Images
     Combined retail supermarket sales of LUIGI'S and MAMA TISH'S Italian ices grew by 3% in fiscal 1998, led by an increase of 9% for the LUIGI'S brand. These two brands continue to lead the category as two of the top selling Italian ice product lines in the highly competitive supermarket freezer case.

     To increase consumer visibility, we updated the LUIGI'S box with bold contemporary graphics, and re-positioned MAMA TISH'S as MAMA TISH'S FRUTTUOSSO SORBETTO - an upscale image to match its premium quality. Both brands offer consumers a refreshing, anytime taste treat.


     The Squeeze is on in Food Service
     Our Food Service division sells frozen dessert products under the brand names of LUIGI'S, SHAPE-UPS, MAMA TISH'S, FROSTAR and SNAPPLE* ICE. Overall sales experienced a decline of 12% for fiscal year 1998 due to decreased sales to several key customers. While these results are disappointing, we continue to aggressively pursue every opportunity to boost Food Service sales in the future.

     As part of our sales building efforts, we introduced new items to the Food Service market, particularly convenience stores, including ICEE Squeeze-up Tubes which capture the fizz and taste of a traditional ICEE drink and extend the brand's equity and awareness.

     (SNAPPLE is a registered trademark of Snapple Beverage Corp.)


     SHAPE-UPS Go to School
     Our SHAPE-UPS frozen juice bars continue to score high marks with America's schoolchildren and are welcomed by school food service directors since they carry the U.S.D.A. approved Child Nutrition (CN) Label.

     To keep SHAPE-UPS shipping out, we recently introduced bright and colorful new packaging, along with new creative promotions targeted to school food service directors.



     Other Snacks: Building Bridges to New Markets
     Our other niche snack foods, including churros, funnel cakes, cookies and other baked goods, also had a good year. Sales grew in all four of these product lines.

     West Coast Bakery Rides a Wave of Good News
     The surf was up - way up - at our Los Angeles based West Coast Bakery. Sales increased an awesome 30% and through production improvements, manufacturing efficiency was riding high, too.

     These results are attributable to a number of factors. We grew our frozen cookie dough business, expanded our contract private label products, including organically certified baked goods, extended the variety of offerings in our industrial ingredient business, and built a stronger presence in the gift pack market with our cookie lines.

     Things are also looking good for MRS. GOODCOOKIE, a frozen ready-to-bake cookie line that we introduced to limited markets late last year. In fiscal 1998 we refined and expanded our program and were encouraged by the sales results. Watch for national expansion in the years ahead.


     Churros - From Sea to Shining Sea
     Through our geographic expansion efforts, more and more consumers are discovering what people in the West and Southwest have known for years:
     TIO PEPE'S churros are a sweet treat anywhere.

     These crispy, cinnamon-sugared, doughnut-like snacks of Hispanic origin are growing in popularity and gaining in sales. And even long-time fans are discovering the versatility of churros through our delicious new fruit-filled varieties. As a result, Food Service churros sales grew by 8% this year. Much of this growth was due to the introduction of TIO PEPE'S fruit-filled churros to school menus, where they provide both bread and fruit requirements for U.S.D.A. approved school lunch and breakfast programs. Retail churros experienced significant growth both in existing and newly entered geographic markets.


     Making Fun with Funnel Cakes
     You can't have a funnel cake without "fun." And more people than .ever are having fun with THE FUNNEL CAKE FACTORY funnel cakes, sold through our Food Service division.

     These tempting treats are available as frozen pre-cooked, pre-shaped funnel cakes as well as a make-your-own dry mix. They're a huge hit at theme and amusement parks, and are gaining popularity as a restaurant dessert item as a result of our innovative menu ideas.

     We recently reformulated our funnel cakes to meet two bread requirements for U.S.D.A. approved school lunch and breakfast programs. As a result, they're being added to numerous school menus around the country.

     It all adds up to a sales increase of 34% in fiscal 1998 - and results like that are great fun for J&J Snack Foods.

     Here in America, brand names have the opportunity and power to become icons, recognized and enjoyed by millions. J&J Snack Foods is proud that our many brands continue to grow in popularity, taking their place on the great landscape of American popular culture.



     Management's Discussion and Analysis of Financial Condition and Results of Operations

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


     Results of Operations

     Fiscal 1998 Compared to Fiscal 1997
     Net sales increased $42,072,000 or 19% to $262,390,000 in fiscal 1998 from $220,318,000 in fiscal 1997. Approximately $31,000,000 of the increase in sales for the year resulted from the December 1997 acquisition of National ICEE Corporation.

     Sales to food service customers increased $1,534,000 or 2% to $103,470,000 in fiscal 1998. Soft pretzel sales to the food service market increased 5% to $60,589,000. Churro sales increased 8% to $11,195,000. Frozen juice bar and dessert sales decreased 12% to $24,746,000 primarily due to lower sales to three customers.

     Sales of products to retail supermarkets decreased $1,708,000 or 4% to $38,594,000 in fiscal 1998. Total soft pretzel sales to retail supermarkets were $21,849,000, a decrease of 11% from fiscal 1997. Sales of our flagship brand SUPERPRETZEL soft pretzels, excluding SOFTSTIX and CINNAMON RAISIN MINI'S, decreased 5% to $17,298,000. SOFTSTIX sales increased $268,000 or 13% to $2,286,000 from the previous year. Sales of Italian ice increased $485,000 or 3% to $15,038,000 in 1998 from $14,553,000 in 1997; sales were impacted by limited production output during the expansion and modernization of the Company's Italian ice and frozen dessert plant in Scranton, PA.

     Frozen carbonated beverage and related product sales increased $35,884,000 or 75% to $83,799,000 in fiscal 1998. Beverage sales alone increased 72% to $75,191,000 for the year, including approximately $31,000,000 attributable to the December 1997 acquisition of National ICEE Corporation.

     Bakery sales increased $5,351,000 or 30% to $23,307,000 in fiscal 1998 due primarily to increased product sales to one customer. Sales of our Bavarian Pretzel Bakery increased 8% to $13,220,000 for the year.

     Gross profit on sales increased to 52% of sales in 1998 from 49% of sales in 1997. The gross profit percentage increase is primarily attributable to higher gross profit percentages of the acquired National ICEE Corporation business and lower flour costs, net of higher manufacturing costs of approximately $1,300,000 incurred during the startup of operations in the third and fourth quarters at the Company's expanded Italian ice and frozen dessert plant in Scranton, PA.

     Total operating expenses increased $18,598,000 to $115,117,000 in fiscal 1998 but as a percentage of sales were 44% in both 1998 and 1997.
     Marketing and distribution expenses were 30% and 9% of sales, respectively, in both fiscal 1998 and 1997. Administrative expenses decreased to 4% of sales in fiscal 1998 from 5% in fiscal 1997 due primarily to lower litigation costs in fiscal 1998.

     Operating income increased $8,821,000 or 76% to $20,461,000 in fiscal 1998.

     Interest expense increased $2,602,000 to $3,033,000 in fiscal 1998 due to the purchase and assumption and subsequent refinancing of the debt of National ICEE Corporation.

     Sundry income increased by $696,000 in fiscal 1998 from $112,000 in fiscal 1997 due to the successful settlement of certain litigation. In 1998, Sundry income was offset by $525,000 in write offs and accruals for the closing of unprofitable Bavarian Pretzel Bakery retail stores.

     The effective income tax rate increased to 37% in fiscal 1998 from 32% in fiscal 1997. The lower rate in fiscal 1997 is due primarily to adjustments relating to settlements of federal tax matters.

     Net earnings increased $3,691,000 or 45% in fiscal 1998 to $11,850,000.


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


     Acquisitions, Liquidity and Capital Resources
     In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company has incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1998, 1997 and 1996 assuming the above had occurred at the beginning of that fiscal year:

                                     1998             1997             1996
     Sales                     $268,390,000     $259,952,000     $222,964,000
     Net Earnings               $11,346,000       $8,645,000       $7,036,000
     Earnings per diluted share       $1.21             $.96             $.78

     In January 1997, the Company acquired the assets of Mama Tish's International Foods by assuming certain liabilities. Mama Tish's is a manufacturer and distributor of Italian ices, sorbets and other frozen juice products with annual sales of approximately $15 million.

     In November 1996, the Company acquired all of the .common stock of Pretzels, Inc. for cash. Trading as TEXAS TWIST, Pretzels, Inc. is a soft pretzel manufacturer selling to both the food service and retail supermarket industries.

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

     The devaluation of the Mexican peso caused reductions of $285,000, $53,000 and $235,000 in stockholders' equity for the 1998, 1997 and 1996 fiscal years, respectively, because of the revaluation of the net assets of the Company's Mexican frozen carbonated beverage subsidiary. In 1998, sales of the Mexican subsidiary were $2,170,000.

     Under various share repurchase programs authorized by the Board of Directors, the Company purchased and retired 433,000 shares of its common stock at a cost of $5,029,000 in fiscal year 1996. Under the most recent share repurchase authorization, 712,000 shares remain to be repurchased.

     An unsecured general-purpose bank line of credit totalling $30,000,000 is available to the Company. Borrowings under the bank line of credit were $16,000,000 at September 26, 1998.

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS"), which is effective for financial statements issued after December 31, 1997. The new standard eliminates primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The Company adopted this new standard in its financial statements for the second quarter of this fiscal year. The effect of adopting this new standard is not material.

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


     Fiscal 1998 Compared to Fiscal 1997
     Trade receivables increased $9,301,000 or 40% to $32,683,000 in 1998, and inventories increased $2,912,000 or 22% to $16,447,000 in 1998 from 1997 primarily because of higher sales levels attributable to the acquisition of National ICEE Corporation.

     Other receivables decreased $371,000 to $1,705,000 in 1998 due to reimbursement received from the Company's insurance carrier on settlement of legal matters.

     Property, plant and equipment increased $48,216,000 to $212,564,000 primarily because of expenditures for dispensers required for the expansion of the frozen carbonated beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production and warehousing capability at the Company's manufacturing facilities. Additionally, property, plant and equipment from the National ICEE Corporation acquisition accounted for approximately one-half of the overall increase.

     Goodwill, trademarks and rights, net of accumulated amortization increased $30,412,000 to $51,871,000 due to goodwill acquired in the National ICEE Corporation acquisition.

     Accounts payable and accrued liabilities increased $10,169,000 in 1998 from $21,967,000 in 1997 due primarily to the acquisition of National ICEE Corporation and higher sales levels.

     Current maturities of long-term debt increased by $8,407,000 to $8,423,000 and long-term debt, less current maturities increased by $43,171,000 to $48,199,000 due to borrowings to fund the acquisition of National ICEE Corporation and the subsequent refinancing of its debt.

     Deferred income decreased $97,000 to $435,000 primarily as a result of the reduction in the Company's guarantees related to the sale of its Hawaiian ICEE operations.

     Deferred Income Taxes increased by $1,007,000 to $4,387,000 in 1998 which related to depreciation of property, plant and equipment.

     Common stock increased $2,212,000 in 1998 to $39,120,000 primarily because of the exercise of incentive stock options.

     Net cash provided by operating activities increased $16,808,000 to $37,179,000 in 1998 primarily due to increases in net earnings, depreciation and amortization of fixed assets, amortization of intangibles and deferred costs and accounts payable and accrued liabilities.

     Net cash used in investing activities increased $14,659,000 to $45,132,000 in 1998 primarily due to purchases of property, plant and equipment which increased by $12,222,000 in 1998. Expenditures increased for dispensers for the expansion of the frozen carbonated beverage business and for the expansion and modernization of the Company's Italian ice and frozen dessert plant in Scranton, PA.

     Net cash provided by financing activities of $9,756,000 in 1998 compared to $956,000 in 1997. The increase was due to a net increase in borrowings to fund the acquisition of National ICEE Corporation and the subsequent refinancing of its debt.


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

     Goodwill, trademarks and rights, net of accumulated amortization increased $12,133,000 to $21,459,000 primarily because of goodwill and restrictive covenants acquired in the Bakers Best Snack Foods Corp., Pretzels, Inc. and Mama Tish's International Foods acquisitions. Long-term investments decreased $6,652,000 to $3,835,000 primarily because proceeds from sales of these investments were used for acquisitions. Sundry assets increased by $181,000 from 1996 primarily because of an increase in funding of various long-term merchandising agreements.

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



     Consolidated Statements of Earnings

                                             Fiscal year ended
                              September 26,    September 27,    September 28,
                                   1998             1997             1996
          Net sales           $ 262,390,000    $ 220,318,000    $ 186,018,000
          Cost of goods sold    126,812,000      112,159,000       94,000,000
              Gross profit      135,578,000      108,159,000       92,018,000

          Operating expenses
               Marketing         77,385,000       65,231,000       58,604,000
               Distribution      24,846,000       19,197,000       17,264,000
               Administrative    10,072,000       10,326,000        7,309,000
               Amortization of
                 intangibles and
                 deferred costs   2,814,000        1,765,000          893,000

                                115,117,000       96,519,000       84,070,000

              Operating income   20,461,000       11,640,000        7,948,000

          Other income (deductions)
               Investment income    573,000          630,000        1,426,000
               Interest expense  (3,033,000)        (431,000)        (365,000)
               Sundry               808,000          112,000           34,000

                                 (1,652,000)         311,000        1,095,000

               Earnings before
                income taxes     18,809,000       11,951,000        9,043,000

          Income taxes            6,959,000        3,792,000        3,200,000

               NET EARNINGS     $ 11,850,00     $  8,159,000     $  5,843,000

          Earnings per
            diluted share             $1.26             $.91             $.65

          Weighted average number
            of diluted shares     9,368,000        8,985,000        9,016,000
          Earnings per basic share    $1.32             $.93             $.65

          Weighted average number
            of basic shares       8,947,000        8,781,000        8,940,000

          The accompanying notes are an integral part of these statements.



     Consolidated Balance Sheets
                                                         Fiscal year ended
                                                   September 26,  September 27,
                                                          1998           1997
          Assets
          Current Assets
               Cash and cash equivalents          $    3,204,000  $   1,401,000
               Receivables
                   Trade, less allowance of
                     $597,000 and $392,000,
                     respectively                     32,683,000     23,382,000
                   Other                               1,705,000      2,076,000
               Inventories                            16,447,000     13,535,000
               Prepaid expenses and deposits           1,104,000        853,000
                    Total current assets              55,143,000     41,247,000

          Property, Plant and Equipment, at cost     212,564,000    164,348,000
               Less accumulated depreciation
                 and amortization                    112,444,000     97,126,000
                                                     100,120,000     67,222,000
          Other Assets
               Goodwill, trademarks and rights,
                 less accumulated amortization
                 of $9,712,000 and $6,883,000,
                 respectively                         51,871,000     21,459,000
               Long-term investment securities
                 available for sale                           _         495,000
               Long-term investment securities
                 held to maturity                      3,127,000      3,340,000
               Sundry                                  3,000,000      3,064,000
                                                      57,998,000      8,358,000
                                                  $  213,261,000  $ 136,827,000

          Liabilities and Stockholders' Equity
          Current Liabilities
               Current maturities of long-term
                 debt                             $    8,423,000  $      16,000
               Accounts payable                       23,222,000     13,315,000
               Accrued liabilities                     8,914,000      8,652,000
                    Total current liabilities         40,559,000     21,983,000

          Long-Term Debt, less current maturities     48,199,000      5,028,000
          Deferred Income                                435,000        532,000
          Deferred Income Taxes                        4,387,000      3,380,000

          Commitments                                         _              _


          Stockholders' Equity
               Capital stock
                 Preferred, $1 par value;
                   authorized, 5,000,000 shares; none
                   issued                                     _              _
                 Common, no par value; authorized,
                   25,000,000 shares; issued and
                   outstanding, 9,036,000 and 8,850,000,
                   respectively                       39,120,000     36,908,000
               Foreign currency translation
                   adjustment                         (1,694,000)    (1,409,000)
               Retained earnings                      82,255,000     70,405,000
                                                     119,681,000    105,904,000
                                                  $  213,261,000  $ 136,827,000

     The accompanying notes are an integral part of these statements.



Consolidated Statement of Changes in Stockholders' Equity

                                           Foreign
                                           Currency
                         Common Stock     Translation    Retained
                      Shares      Amount   Adjustment    Earnings        Total
Balance at
  Oct. 1, 1995      9,126,000 $40,802,000 $(1,121,000) $56,403,000 $ 96,084,000
  Issuance of common
    stock upon
    exercise of stock
    options            56,000     199,000         -            -        199,000
  Adjustments to common
    stock for acquisition -      (154,000)        -            -       (154,000)
  Foreign currency
    translation
    adjustment            -           -      (235,000)         -       (235,000)
  Repurchase of
    common stock     (433,000) (5,029,000)        -            -     (5,029,000)
  Net earnings for
    the fiscal year
    ended September 28,
    1996                  -           -           -      5,843,000    5,843,000

Balance at
  Sep. 28, 1996     8,749,000  35,818,000  (1,356,000)  62,246,000   96,708,000
  Issuance of common
    stock upon
    exercise of stock
    options            84,000     945,000         -            -        945,000
  Issuance of common
    stock for employee
    stock purchase
    plan               17,000     145,000         -            -        145,000
  Foreign currency
    translation
    adjustment            -           -       (53,000)         -        (53,000)
  Net earnings for
    the fiscal year
    ended September 27,
    1997                  -           -           -      8,159,000    8,159,000

Balance at
  Sep. 27, 1997     8,850,000  36,908,000  (1,409,000)  70,405,000  105,904,000
  Issuance of common
    stock upon
    exercise of stock
    options           171,000   2,017,000         -            -      2,017,000
  Issuance of common
    stock for employee
    stock purchase
    plan               15,000     195,000         -            -        195,000
  Foreign currency
    translation
    adjustment            -          -       (285,000)         -       (285,000)
  Net earnings for
    the fiscal year
    ended September 26,
    1998                  -          -            -     11,850,000   11,850,000

Balance at
  Sep. 26, 1998     9,036,000 $39,120,000 $(1,694,000) $82,255,000 $119,681,000

  The accompanying notes are an integral part of this statement.



     Consolidated Statements of Cash Flows

                                                 Fiscal year ended
                                  September 26,     September 27,  September 28,
                                     1998              1997           1996
     Operating activities:
        Net earnings             $11,850,000    $    8,159,000 $    5,843,000
        Adjustments to reconcile
          net earnings to net
          cash provided by
          operating activities:
            Depreciation and
              amortization of
              fixed assets        21,807,000        17,090,000     15,613,000
            Amortization of
              intangibles and
              deferred costs       3,352,000         2,180,000      1,262,000
            Losses (gains) from
              disposals of property
              and equipment          306,000           (26,000)        44,000
            Increase (decrease)
              in deferred income
              taxes                1,007,000           (23,000)    (1,600,000)
            Other adjustments         23,000            14,000        (24,000)
            Changes in assets and
              liabilities, net of
              effects from purchase
              of companies:
                Increase in accounts
                  receivable      (6,378,000)       (6,615,000)      (488,000)
                Decrease (increase)
                  in inventories     958,000        (1,008,000)       (30,000)
                (Increase) decrease
                  in prepaid
                  expenses           (71,000)          174,000        572,000
                Increase in accounts
                  payable and accrued
                  liabilities      4,325,000           426,000        688,000
            Net cash provided
              by operating
              activities          37,179,000        20,371,000     21,880,000

     Investing activities:
        Purchases of property,
          plant and equipment    (31,803,000)      (19,581,000)   (14,480,000)
        Payments for purchases
          of companies, net of
          cash acquired and
          debt assumed           (14,813,000)      (18,601,000)    (2,739,000)
        Proceeds from investments
          held to maturity           190,000         6,146,000        575,000
        Payments for investments
          held to maturity               -                 -       (2,750,000)
        Proceeds from investments
          available for sale         495,000         1,710,000      7,133,000
        Payments for investments
          available for sale             -                 -       (4,578,000)
        Proceeds from disposals of
          property and equipment   1,000,000           273,000        191,000
        Other                       (201,000)         (420,000)      (514,000)
            Net cash used in
              investing
              activities         (45,132,000)      (30,473,000)   (17,162,000)

     Financing activities:
        Proceeds from borrowings  56,150,000            35,000            -
        Proceeds from issuance
          of common stock          2,125,000           930,000        183,000
        Payments to repurchase
          common stock                   -                 -       (5,029,000)
        Payments of long-term
          debt                   (48,519,000)           (9,000)       (21,000)
            Net cash provided by
             (used in) financing
             activities            9,756,000           956,000     (4,867,000)

            Net increase (decrease)
              in cash and cash
              equivalents          1,803,000        (9,146,000)      (149,000)

     Cash and cash equivalents
        at beginning of year       1,401,000        10,547,000     10,696,000
     Cash and cash equivalents
        at end of year         $   3,204,000     $   1,401,000   $ 10,547,000

     The accompanying notes are an integral part of these statements.



     Notes to Consolidated Financial Statements


     Note A - Summary of Significant Accounting Policies
     J&J Snack Foods Corp. and Subsidiaries (the Company) manufactures, markets and distributes a variety of nutritional snack foods and beverages to the food service and retail supermarket industries. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

     1.  Principles of Consolidation
     The consolidated financial statements include the accounts of J&J Snack Foods Corp. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in the consolidated financial statements.

     2.  Revenue Recognition
     The Company recognizes revenue when its product is shipped.
     The Company sells service contracts covering frozen carbonated beverage machines sold. The terms of coverage range between 12 and 48 months. The Company records deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

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

     8.  Depreciation and Amortization
     Depreciation of equipment and buildings is provided for.by the straight-line and accelerated methods over the assets' estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term.of the lease or the assets' estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 5 to 30 years. Management reviews the realization of goodwill based upon past and expected performance of individual acquired businesses.
     In fiscal year 1997, the Company adopted a new standard issued by the Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. There was no material impact as a result of the adoption of SFAS No. 121 on the financial position and results of operations of the Company.

     9.  Fair Value of Financial Instruments
     Financial instruments consist primarily of cash and cash equivalents, investments and long-term debt. Based on the borrowing rates currently available to the Company, long-term debt approximates fair value at September 26, 1998 and September 27, 1997.

     10.  Income Taxes
     The Company accounts for its income taxes under the liability method.
     Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and J&J liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are vacation accruals, insurance accruals, deferred income and accumulated depreciation.

     11.  Earnings Per Common Share
     Earnings per common share are based on the weighted average number of common shares outstanding, including common stock equivalents (stock options).

     The Company adopted a new standard issued by the FASB, SFAS No. 128, "Earnings Per Share" ("EPS") in its fiscal 1998 second quarter financial statements. The new standard eliminates primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. The effect of adopting this new standard was not material.

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

     13.  Advertising Costs
     Advertising costs are expensed as incurred. Total advertising expense was $4,128,000, $3,892,000, and $4,119,000 for the fiscal years 1998, 1997 and
     1996, respectively.

     14.  Interest Rate Risk Management
     As part of its risk management activities, the Company uses interest rate swaps to modify the interest rate characteristics of certain long-term debt. The Company holds no other derivatives or similar instruments. The derivatives contracts are designated as hedges when acquired. They are expected to be effective economic hedges and have high correlation with the items being hedged at inception and throughout the hedge period. The variable interest rate of a swap contract is referenced to the same index as the variable interest rate of the debt being hedged.

     Interest rate swaps are accounted for using the accrual method, with an adjustment to interest expense in the income statement. The effects of swap positions are included in financing activities in the Statement of Cash Flows. Interest receivable or payable under the swap contracts is included in Receivables or Accounts Payable. Unrealized gains and losses on the swaps are not recognized in the balance sheet. Realized gains and losses from disposition or settlement of swap contracts are deferred on the balance sheet and amortized to interest expense over the appropriate period.

     If the hedged item is settled or terminated, deferred and/or unrecognized gains or losses on the hedging instrument on that date are recognized as an adjustment to the gain or loss on disposition or termination of the related hedged item. Future accruals on the swap and subsequent gains and losses on the swap or forward contract are included in income in the period they occur.

     15.  Recent Accounting Pronouncements
     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for years beginning after December 15, 1997. This new standard requires entities presenting a complete set of financial statements to include details of comprehensive income. Comprehensive income consists of net income or loss for the current period and income, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. The effect of adopting this new standard is not expected to have a material impact on.financial statement presentation.

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


     Note B - Acquisition

     In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1998, 1997 and 1996 assuming the above had occurred at the beginning of that fiscal year:

                                          1998           1997           1996
     Sales                          $268,390,000   $259,952,000   $222,964,000
     Net Earnings                    $11,346,000     $8,645,000     $7,036,000
     Earnings per.  diluted share          $1.21           $.96           $.78

     In January 1997, the Company acquired the assets of Mama Tish's International Foods by assuming certain of its liabilities. Mama Tish's is a manufacturer and distributor of Italian ices, sorbets and other frozen juice products.

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


     Note C - Credit Arrangements

     To fund the acquisition of National ICEE Corporation in December 1997, and to retire most of its debt, the Company incurred the following debt:

     $40,000,000 unsecured term note, at an interest rate of 6.61% fixed through swap agreements, with 60 monthly principal payments of $666,667 plus interest beginning January 8, 1998. At September 26, 1998, $8,000,000 of the note was .classified under current maturities of long-term debt. At September 26,1998, the principal balance of the note was $34,000,000. (See Note H.)

     $10,000,000 borrowing under a $30,000,000 unsecured general-purpose bank line of credit. Interest payments on the balance borrowed under the line are due monthly. The interest rate on the outstanding borrowings under the line was 6.54% at September 26, 1998. Borrowings under the credit line were $16,000,000 at September 26, 1998. (See Note H.)


     Note D - Investment Securities

     The Company classifies its investments in securities in one of three categories: held to maturity, trading and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in securities trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses on such securities, net of income tax, are reported as a separate component of stockholders' equity and excluded from the determination.of net income.

     Proceeds from sales of securities classified as available for sale were $495,000, $1,710,000 and $7,133,000 for fiscal years 1998, 1997 and 1996, respectively. The Company uses the specific identification method to determine the cost of securities sold. No material gains or losses were realized.on sales of investment securities.

     The amortized cost, gross unrealized gains and losses, and fair market values of the Company's investment securities held to maturity at September 26, 1998 are summarized.as follows:

                                       Gross        Gross           Fair
                       Amortized    Unrealized    Unrealized        Market
                           Cost        Gains        Losses          Value
     Corporate debt.
       securities     $  947,000    $  38,000    $       -      $   985,000
     Municipal
       government
       securities      1,680,000       28,000            -        1,708,000
     Other debt.
       securities        500,000          -              -          500,000
                      $3,127,000    $  66,000    $       -      $ 3,193,000


     The amortized cost, gross unrealized gains and losses, and fair market values of the Company's investment securities available for sale and held to maturity at September 27, 1997 are summarized as follows:

                                       Gross          Gross         Fair
                       Amortized    Unrealized      Unrealized      Market
                           Cost        Gains          Losses        Value
     Available for sale
       Corporate debt
        securities    $  495,000    $     -      $       -       $  495,000
     Held to maturity
       Corporate debt
        securities    $  970,000    $  19,000    $       -       $  989,000
       Municipal
        government
        securities     1,870,000        3,000         (8,000)     1,865,000
       Other debt
        securities       500,000          -              -          500,000
                      $3,340,000    $  22,0000   $    (8,000)    $3,354,000


     The following table lists the maturities of investment securities classified as held to maturity at September 26, 1998:

                                              Amortized      Fair Market
                                                  Cost           Value
     Due after one year.
       through five years                  $   3,127,000   $   3,193,000
     Due after five years                            -               -
                                           $   3,127,000   $   3,193,000


     Note E - Inventories

     Inventories consist of the following:
                                            September 26,   September 27,
                                                  1998            1997
     Finished goods                        $   8,054,000   $   7,108,000
     Raw materials                             2,190,000       1,789,000
     Packaging materials                       2,239,000       2,262,000
     Equipment parts and other                 3,964,000       2,376,000
                                           $  16,447,000   $  13,535,000


     Note F - Property, Plant and Equipment

     Property, plant and equipment consist of the following:
                                 September 26,  September 27,     Estimated
                                       1998           1997       Useful Lives
     Land                        $    839,000   $    819,000          -
     Buildings                      5,432,000      5,340,000    15-39.5 years
     Plant machinery
       and equipment               60,275,000     51,891,000       5-10 years
     Marketing.  equipment        126,653,000     90,988,000          5 years
     Transportation equipment       2,149,000      1,856,000          5 years
     Office equipment               5,446,000      4,792,000        3-5 years
     Improvements                  10,616,000      7,837,000       5-20 years
     Construction in progress       1,154,000        825,000          -
                                 $212,564,000   $164,348,000


     Note G - Accrued Liabilities
     Included in accrued liabilities is accrued compensation of $4,297,000 and $3,275,000 as of September 26, 1998 and September 27, 1997, respectively.


     Note H - Long-Term Debt
     Long-term debt consists of the following:
                                            September 26,  September 27,
                                                  1998           1997
     $40,000,000 unsecured term note,
     with 60 monthly principal payments
     of $666,667 plus 6.61% interest
     beginning January 8, 1998 (subject
     to financial covenants)                $ 34,000,000   $        -
     $30,000,000 unsecured general-
     purpose bank credit line, with
     interest rate tied to LIBOR with
     interest payments due monthly
     (subject to financial covenants)         16,000,000            -
     7.25% redeemable economic
     development revenue bonds payable
     December 2005; interest payable
     semiannually (subject to financial
     covenants)                                5,000,000      5,000,000
     Other                                     1,622,000         44,000
                                              56,622,000      5,044,000
     Less current maturities                   8,423,000         16,000
                                            $ 48,199,000   $  5,028,000

     Annual principal payments of long-term debt as of September 26, 1998 are as follows:

          1999                 $    8,423,000
          2000                      8,382,000
          2001                     24,317,000
          2002                      8,131,000
          2003                      2,369,000
          2004 and thereafter       5,000,000
                               $   56,622,000


     Note I - Deferred Income

     1.  Sale of ICEE Operations in Hawaii
     Deferred income consists of the Company's unrecognized gain on the sale of its ICEE operations in Hawaii to the former President of ICEE-USA Corp. in July 1994 for $1,100,000 in cash. Under the terms of the sale, the Company has guaranteed the payment of a bank note by the purchaser, ICEE of Hawaii, Inc., through the issuance of a letter of credit. The Company's guarantee is collateralized by the assets of ICEE of Hawaii, Inc. The Company recognizes gain on the sale as the principal due on the bank note is reduced through payments by ICEE of Hawaii, Inc. The Company recognized gains of $94,000, $76,000 and $83,000 for the fiscal years ended 1998, 1997 and 1996, respectively.

     2.  Service Contracts
     During the years ended September 26, 1998 and September 27,1997, the Company sold $509,000 and $296,000, respectively, of service contracts related to its frozen carbonated beverage machines. At September26,1998, deferred income on service contracts was $199,000, of which $173,000 is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $578,000 and $179,000 was recognized for the fiscal years ended 1998 and 1997, respectively.


     Note J - Income Taxes
     Income tax expense is as follows:
                                               Fiscal year ended
                                  September 26,   September 27,   September 28,
                                        1998            1997         1996
     Current (Benefit)
       U.S. Federal                $ 5,389,000     $ 3,381,000     $ 4,538,000
       Foreign                          38,000          40,000         (31,000)
       State                           525,000         394,000         293,000
                                     5,952,000       3,815,000       4,800,000
     Deferred (Benefit)
       U.S. Federal                    913,000          (3,000)     (1,552,000)
       Foreign                           7,000         (23,000)            _
       State                            87,000           3,000         (48,000)
                                     1,007,000         (23,000)     (1,600,000)
                                   $ 6,959,000     $ 3,792,000     $ 3,200,000


     The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                                Fiscal year ended
                                    September 26,  September 27,  September 28,
                                        1998           1997             1996
     Income taxes at
       statutory rates             $ 6,395,000     $ 4,063,000      $ 3,075,000
     Increase (decrease)
       in taxes resulting
       from:
       State income taxes,
         net of federal income
         tax benefit                   404,000         267,000          193,000
       Nontaxable
         income                        (55,000)       (120,000)        (343,000)
       Other net                       215,000        (418,000)         275,000
                                   $ 6,959,000     $ 3,792,000      $ 3,200,000


     Deferred tax assets and liabilities consist of the following:

                                                  September 26,    September 27,
                                                        1998             1997
     Deferred tax assets
       Vacation accrual                            $   298,000      $   296,000
       Insurance accrual                               515,000          404,000
       Deferred income                                 206,000          272,000
       Other, net                                      458,000          537,000
                                                     1,477,000        1,509,000

     Deferred tax liabilities
       Depreciation of property
         and equipment                               5,628,000        4,237,000
       Other, net                                      236,000          652,000
                                                     5,864,000        4,889,000
                                                   $ 4,387,000      $ 3,380,000


     Note K - Earnings Per Share
     The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" ("EPS"), which eliminates primary and fully diluted EPS and requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. EPS calculations for 1997 and 1996 have been restated to reflect the adoption of SFAS No. 128.

     The Company's calculation of EPS in accordance with SFAS No. 128, "Earnings Per Share," is as follows:

                              Fiscal Year Ended September 26, 1998
                                 Income       Shares     Per Share.
                              (Numerator)  (Denominator)   Amount
     Earnings Per
       Basic Share
     Net Income
       available to common
       stockholders            $11,850,000   8,947,000     $1.32
     Effect of
       Dilutive Securities
       Options                         -       421,000      (.06)
     Earnings Per
       Diluted Share
     Net Income available
       to common
       stockholders plus
       assumed conversions     $11,850,000    9,368,000    $1.26


                              Fiscal Year Ended September 27, 1997
                                 Income       Shares     Per Share.
                              (Numerator)  (Denominator)   Amount
     Earnings Per
       Basic Share
     Net Income available
       to common
       stockholders            $ 8,159,000    8,781,000     $.93
     Effect of
       Dilutive Securities
     Options                           -        204,000     (.02)
     Earnings Per
       Diluted Share
     Net Income available to
       common stockholders
       plus assumed
       conversions             $ 8,159,000    8,985,000     $.91


                              Fiscal Year Ended September 28, 1996
                                 Income       Shares     Per Share
                              (Numerator)  (Denominator)   Amount
     Earnings Per
       Basic Share
     Net Income available
       to common
       stockholders            $ 5,843,000    8,940,000      $.65
     Effect of
       Dilutive Securities
     Options                           -         76,000         _
     Earnings Per
       Diluted Share
     Net Income available to
       common stockholders
       plus assumed
       conversions             $ 5,843,000    9,016,000      $.65


     Note L - Commitments
     1.  Lease Commitments
     The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 26, 1998:

                         Plants and
                           Offices            Equipment             Total
     1999               $ 3,727,000      $    3,153,000      $    6,880,000
     2000                 3,117,000           2,595,000           5,712,000
     2001                 2,548,000           1,728,000           4,276,000
     2002                 2,332,000             479,000           2,811,000
     2003                 2,029,000             223,000           2,252,000
     2004 and thereafter 11,256,000             103,000          11,359,000
                       $ 25,009,000      $    8,281,000      $   33,290,000

     Total rent expense was $7,766,000, $6,002,000 and $5,748,000 for fiscal years 1998, 1997 and 1996, respectively.

     2.  Other Commitments
     The Company is a party to litigation which management currently believes will not have a material adverse effect on the Company's financial condition or results of operations.


     Note M - Capital Stock
     Under share repurchase programs authorized by the Board of Directors, 712,000 shares remain to be repurchased.


     Note N - Stock Options
     The Company has a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 1,500,000 shares reserved under the Plan; options for 472,000 shares remain unissued as of September 26, 1998.

     The Company has a nonqualified stock option plan for nonemployee directors and the Chief Executive Officer of the Company whereby a total of 340,000 shares of common stock may be issued. Under this plan, each nonemployee director is granted options to purchase 3,000 shares of common stock, and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant, and the options expire ten years after date of grant. Other nonqualified options have been issued to the Chief Executive Officer, directors and certain employees.

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


                                            Fiscal year ended
                               September 26,    September 27,    September 28,
                                     1998             1997             1996
     Net Earnings:
       As reported             $ 11,850,000     $  8,159,000     $  5,843,000
       Pro forma                 11,112,000        7,697,000        5,786,000
     Earnings Per
       Common Share:
        As reported                   $1.26             $.91             $.65
        Pro forma                      1.18              .86              .64

     These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 1998, 1997 and 1996, respectively; expected volatility of 30% for all years; risk-free interest rates of 5.12%, 6.71% and 6.45%; and expected lives ranging between 4.5 and 10 years for all years.

     A summary of the status of the Company's option plans as of fiscal years 1998, 1997 and 1996 and the changes during the years ended on those dates is represented below:

                              Incentive          Nonqualified
                             Stock Options       Stock Options
                            Stock   Weighted-   Stock   Weighted-
                           Options  Average    Options   Average
                            Out-    Exercise     Out-   Exercise
                           standing  Price     standing  Price
     Balance,
      October 1, 1995      642,812   $11.42    326,000    $ 9.88
       Granted             292,826   $10.00     34,000    $12.25
       Exercised           (21,000)  $ 8.71    (45,000)   $ 2.50
       Cancelled          (169,145)  $12.03        -         -
     Balance,
      September 28, 1996   745,493   $10.97    315,000    $11.27
       Granted             267,743   $11.53     34,000    $12.75
       Exercised           (84,200)  $ 9.38        -         -
       Cancelled           (52,650)  $11.15        -         -
     Balance,
      September 27, 1997   876,386   $11.26    349,000    $11.41
       Granted             223,396   $15.77     34,000    $19.25
       Exercised          (150,949)  $12.56    (22,500)   $ 6.63
       Cancelled           (52,500)  $11.40        -         -
     Balance,
      September 26, 1998   896,333   $12.18    360,500    $12.41
     Exercisable Options,
      September 26, 1998   274,113             326,500

     The weighted-average fair value of incentive options granted during fiscal years ended September 26, 1998, September27, 1997 and September 28, 1996 was $5.31, $4.24 and $3.62, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 26, 1998, September 27, 1997 and September 28, 1996 was
     $10.56, $5.97 and $5.70, respectively.

     The following table summarizes information.about incentive stock options outstanding at September 26, 1998:

                            Options Outstanding         Options Exercisable
                         Number   Weighted-               Number
                     Outstanding    Average   Weighted- Exercisable Weighted-
                           at     Remaining    Average      at       Average
       Range of        September  Contractual  Exercise  September  Exercise
     Exercise Prices    26, 1998     Life        Price   26, 1998     Price
     $ 7.25-$10.75       202,981   2.6 years    $ 9.43     34,900    $  7.86
     $11.00-$16.38       693,352   3.2 years    $12.98    239,213     $11.82
                         896,333                          274,113

     The following table summarizes information about nonqualified options outstanding at September 26, 1998:


                            Options Outstanding          Options Exercisable
                         Number   Weighted-               Number
                     Outstanding    Average   Weighted- Exercisable Weighted-
                           at     Remaining    Average       at      Average
       Range of        September  Contractual  Exercise  September  Exercise
     Exercise Prices    26, 1998     Life        Price   26, 1998     Price
     $ 7.25-$10.75        44,500   3.1 years    $ 9.92     44,500     $ 9.92
     $11.00-$13.63       282,000   4.7 years    $11.98    282,000     $11.98
     $19.25               34,000   9.6 years    $19.25        -          -
                         360,500                          326,500


     Note O - 401(k) Profit-Sharing Plan
     The Company maintains a 401(k) profit-sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $512,000, $404,000 and $313,000 were made in fiscal years 1998, 1997 and 1996, respectively.


     Note P - Major Customer Information
     One customer accounted for 10% of the Company's sales in each of the fiscal years 1998 and 1997.


     Note Q - Cash Flow Information
     The following is supplemental cash flow information:
                                             Fiscal year ended
                                September 26,   September 27,   September 28,
                                     1998            1997            1996
     Cash paid for:
       Interest                 $  2,870,000       $ 431,000      $  367,000
       Income taxes                6,461,000       4,469,000       3,077,000


     Report of Independent Certified Public Accountants

     Shareholders and Board of Directors
     J & J SNACK FOODS CORP.

     We have audited the accompanying consolidated balance sheets of J&J Snack Foods Corp. and Subsidiaries as of September 26, 1998 and September 27, 1997, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J&J Snack Foods Corp. and Subsidiaries as of September 26, 1998 and September 27, 1997, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 26, 1998 in conformity with generally accepted accounting principles.

     Philadelphia, Pennsylvania
     November 3, 1998


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

     Dennis G. Moore
     Senior Vice President,
     Chief Financial Officer,
     Secretary and Treasurer

     Robert M. Radano
     Senior Vice President and
     Chief Operating Officer

     Robyn Shreiber Cook
     Senior Vice President, West

     Paul L. Hirschman
     Vice President, Information Systems


     Officers of Subsidiary Companies

     J&J SNACK FOODS CORP. OF NEW JERSEY

     John Duckett
     Vice President, Service & Assembly

     Anthony P. Harrison II
     Vice President, Quality Control and Research & Development

     John P. Heim
     Vice President, Engineering & Manufacturing

     Michael Karaban
     Vice President, Marketing

     H. Robert Long
     Vice President, Distribution

     Craig S. Parker
     Vice President, School Food Service & Branded Concepts

     Milton L. Segal
     Vice President, Purchasing

     Steven J. Taylor
     Vice President, Sales


     J&J SNACK FOODS CORP. OF CALIFORNIA

     Don Smith
     Vice President, Research and Development


     MIA PRODUCTS
     T.J. Couzens
     Vice President/General Manager


     THE ICEE COMPANY

     Dan Fachner
     President of The ICEE Company

     Kent Galloway
     Vice President and Chief Financial Officer

     Joe Boulanger
     Vice President/General Manager
     Western Zone

     Lou Fiorentino
     Vice President/General Manager
     Eastern Zone

     Rick Naylor
     Vice President/General Manager
     Central Zone

     Rod Sexton
     Vice President of Service Operations


     ICEE DE MEXICO, S.A. DE C.V.

     Andres Gonzalez
     Vice President

     PRETZELS, INC.
     Gary Powell
     President


     Quarterly Common Stock Data

                           Market Price
     Fiscal 1998          High       Low
     1st Quarter         17 3/8     13 1/2
     2nd Quarter         19 1/2     12 1/2
     3rd Quarter         20 3/4     17 7/8
     4th Quarter         22 1/4     14 3/4

     Fiscal 1997
     1st Quarter         14 1/8     10 5/8
     2nd Quarter         14 1/8     10 1/2
     3rd Quarter         16 1/8     11 1/4
     4th Quarter         17 1/4     14 1/2

     Stock Listing
     The common stock of J&J Snack Foods Corp. is traded on the over-the-counter market on the NASDAQ National Market System with the symbol JJSF.

     Transfer Agent and Registrar
     American Stock Transfer & Trust Company
     6201 15th Avenue
     Brooklyn, NY 11219

     Independent Accountants
     Grant Thornton LLP

     Counsel
     Blank, Rome, Comisky & McCauley LLP

     Annual Meeting
     The Annual Meeting of Shareholders is scheduled for Thursday, February 11, 1999 at 10:00 a.m. at the Hilton at
     Cherry Hill, 2349 W. Marlton Pike,
     Cherry Hill, New Jersey.

     Form 10-K
     Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
     J&J Snack Foods Corp..6000 Central Highway.Pennsauken, NJ  08109
     Attention: Dennis G. Moore

     Web Site
     www.jjsnack.com