Form 10-K, Exhibit 13
period 1999-09-25
J&J SNACK FOODS CORP
filed 1999-12-21
CIK 785956

J&J Snack Foods

         1999 Annual Report

         Niche Snack Foods & Beverages

         6000 Central Highway Pennsauken, NJ 08109 (856) 665-9533 www.jjsnack.com


         Profile

         J&J Snack Foods Corp. is a manufacturer, marketer and distributor of an expanding variety of nutritional, popularly priced, branded niche snack foods and beverages for the food service and retail supermarket industries. The Company is listed on the NASDAQ exchange as "JJSF," and serves both national and international markets.

         Our growing portfolio of products includes soft pretzels; frozen beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies and bakery goods; and other snack foods and drinks. Consumers can enjoy these tasty products in a variety of settings, including:
         * Snack bars and food stands in leading chain, department, discount and convenience stores
         * Malls and shopping centers
         * Fast food outlets
         * Stadiums and sports arenas
         * Leisure and theme parks
         * Movie theatres
         * Schools and colleges
         * Business and industry and other institutions
         * Supermarkets and warehouse club stores

         As we prepare for the future, J&J Snack Foods Corp. plans to continue expanding its unique product offerings and market niches, capitalizing on new opportunities wherever they may be found.


         Contents
         Financial Highlights      1
         President's Letter        2
         Soft Pretzels             4
         Frozen Beverages          7
         Frozen Desserts           9
         Other Snacks             10
         Financial Information    13
         Corporate Information    28


         Financial Highlights


                                          Fiscal year ended in September
                                     (In thousands, except per share data)
                               1999      1998      1997      1996      1995
         Net Sales           $288,439  $262,390  $220,318  $186,018  $185,362
         Net Earnings         $14,264   $11,850    $8,159    $5,843    $5,804
         Total Assets        $213,680  $213,261  $136,827  $123,128  $123,309
         Long-Term Debt       $34,660   $48,199    $5,028    $5,010    $5,011
         Stockholders'Equity $131,169  $119,681  $105,904   $96,708   $96,084
         Common Share Data
         Earnings Per
           Diluted Share        $1.50     $1.26      $.91      $.65      $.61
         Earnings Per
           Basic Share          $1.58     $1.32      $.93      $.65      $.62
         Book Value Per Share  $14.57    $13.25    $11.97    $11.05    $10.53
         Common Shares
            Outstanding
            At Year End         9,000     9,036     8,850     8,749     9,126


         President's Letter

         By most any standards, 1999 was a terrific year for J&J Snack Foods Corp. For the 28th consecutive year we achieved record sales, and earnings were the highest in our history. AGAIN!! Seems like I've started this same message before...and stated it proudly, too. Our performance and long-term vision, when viewed in the bigger picture, speaks for itself. Speaking of performance...for the last three years ended September 1999, sales have increased from $186 million to $288 million, an increase of 55%, while net earnings have grown at a compounded annual growth rate of over 34%. Our EBITDA (net earnings before income taxes, interest expense, depreciation and amortization) exceeded $50 million for fiscal year 1999.

         1999 Results in Brief:
              * Sales increased 10% to $288,439,000 from $262,390,000
              * Net earnings jumped 20% to $14,264,000 from $11,850,000
              * Operating income increased 22% to $24,963,000 from $20,461,000
              * EPS climbed 19% to $1.50 per share from $1.26

         GBS 101=Good Business Sense

         That's what we use in fulfilling our mission. Good Business Sense. Without it, all the strategic modeling won't get you to the continued success and the kind of results we had in 1999. We achieved these results by applying the same grueling work standards and culture adherence we have established and followed for the last 28 years.

         Criteria for Success

         Long ago, we established simple but effective criteria that have been the cornerstone and pillars for our success. This strategy includes:
              * Produce quality "niche" products
              * Be the low cost producer
              * Leadership in sales, marketing and distribution

         A continued adherence and discipline to these criteria--now recognized clearly as strengths--have been the primary reasons for our overall business success. Last year, we continued our efforts in growing our niche products in each of our key business areas. This was led by SUPERPRETZEL soft pretzels and our ICEE frozen beverage business, as well as our other leading niche snack food products including TIO PEPE'S churros, FUNNEL CAKE FACTORY funnel cakes and frozen cookie dough under the brand names MRS. GOODCOOKIE and CAMDEN CREEK. Additionally, we increased category growth and leadership in specialty frozen juice bars and desserts.

         Soft Pretzels--Hard Sales

         Although experiencing modest growth, soft pretzel sales were enhanced by expansion of specialty line extension categories and more aggressive consumer marketing programs. Our BAVARIAN PRETZEL BAKERY stores improved profitability through more efficient operating performance. Internal growth of our fresh baked soft pretzels and potentially lucrative shelf stable business was further enhanced with our continued R&D efforts and an acquisition completed shortly after our fiscal year ended.

         Dough Making

         Both churro and funnel cake sales were expanded due in large part to improved manufacturing processes and product enhancements. Our Bakery had another good year with solid growth and increased profitability. Our raw cookie dough business, initiated just a year earlier under the MRS. GOODCOOKIE brand, grew significantly and was complemented by the acquisition of CAMDEN CREEK BAKERY in February of 1999.

         A Hot Year

         Frozen juice bars and desserts, under the SHAPE UPS, LUIGI'S, MAMA TISH'S and ICEE brands, had an excellent year. Volume and sales grew a healthy 13%. Manufacturing efficiencies from our newly expanded state-of-the-art facility generated increased profitability.

         ICEE: The Vision and Opportunity--Part II

         ICEE had another excellent year. Sales increased over 9% and profits grew significantly. The strategic alliance with The Coca-Cola Company, the world's leading soft drink company, is creating new and varied opportunities in building and expanding this niche beverage company.

         During 1999 ICEE initiatives included...
              * Establishing an infrastructure partnership with Coca-Cola to provide technical service and support for all Coca-Cola frozen beverage initiatives.
              * New staff, equipment and technology that provided for the smooth installation of frozen drink machines in several thousand fast food restaurants.
              * The introduction of several new beverage products including:
                   - SMOOTHEE by ICEE: currently being test marketed in schools and food service locations.
                   - JAVA FREEZE: a frozen beverage coffee drink being sold through restaurants and convenience stores.

         Our Strengths: Past--Present--Future

         Simple, but effective. Niche products, low cost producer, strong sales, marketing and distribution, complemented by strategic alliances and partnerships with world-class companies. These are the methods that have served us well in the past and present. And, even more excitingly, will serve us well for the future. We are building a strong company with solid and growing business skills. We are complementing these strengths with corresponding strategic relationships with world-class partners who are leaders in their categories and share similar values. We expect these partnerships and strengths to provide future benefits for our company and its shareholders.

         In December 1999 we entered into a long term strategic partnership with The Minute Maid Company whereby we will produce, sell and distribute our extended line of frozen juice products under the Minute Maid and Hi-C brand names. This is yet another example of our commitment to extend our niches and grow our businesses.

         Gerald B. Shreiber
         President and Chairman
         December 1, 1999


         SUPERPRETZEL: The Superpower of Soft Pretzels

         J&J Snack Foods Corp. is a leader in the manufacturing, marketing and distribution of niche snack foods. As the world's largest manufacturer of soft pretzel products, we lead the category with our flagship brand, SUPERPRETZEL, America's Favorite Soft Pretzel. Leveraging SUPERPRETZEL's brand equity to provide value to our customers, we're pioneering new territory with a diverse menu of shaped, flavored and filled soft pretzel products. Responding to the public's increasingly adventurous taste for unique snacks that satisfy both the imagination and the appetite, this taste-tempting fare includes innovative products such as SUPERPRETZEL SOFTSTIX cheese-filled soft pretzel sticks, SUPERPRETZEL SOFT PRETZEL BITES and other proprietary and custom-shaped pretzels.

         Consumers of all shapes and sizes snap up SUPERPRETZEL products every day at tens-of-thousands of high-traffic locations nationwide. Inside malls and shopping centers, in chain, convenience and warehouse club stores or supermarkets, SUPERPRETZEL soft pretzels are high on the snacking list. Loyal SUPERPRETZEL fans always have time for another bite --whether glued to the movie screen, cheering in sports arenas or taking a break at amusement, leisure and theme parks. And kids of all ages can enjoy our SUPERPRETZEL products in school, at work or on the way home after a busy day.

         Continuing Our Growth

         In fiscal year 1999, our food service soft pretzel business grew modestly through extensions of food service markets including fund-raising and home-delivery services. Additionally, our frozen sweet dough soft pretzel program is being expanded. The continually changing retail snack bar environment, where business continues to be concentrated into fewer, larger customers, remains a challenge to our Food Service Division.

         We continue to invest in our manufacturing facilities to maintain our position and standard as the low cost producer. Our objectives are focused on increasing efficiencies from production processing through packaging.

         Project 2000--A Vision

         To grow our business by grabbing attention and stimulating appetites, we are updating our highly visible merchandising program. This program includes a complete array of brand-oriented point-of-sale materials, display cases and specially designed mobile merchandising units. To spark new life into the program, we're testing a redesigned display case, Project 2000, that retrofits our existing merchandising units. The new display case incorporates a more prominent SUPERPRETZEL logo and more eye-catching graphics. We expect it to enhance brand recognition and help increase impulse sales for SUPERPRETZEL.

         A Pretzel for All Seasons...and Reasons

         SUPERPRETZEL products continue to earn high grades in the school food service market, an important channel of distribution. Popular with children because they taste great, our soft pretzels also help them celebrate holidays and changing seasons through entertaining, themed promotions that include specialty soft pretzels in fun shapes such as shamrocks, snowmen, stars and turkeys. School food service directors appreciate the chance to liven up their menus, plus our soft pretzel products satisfy bread requirements for the U.S.D.A. National School Lunch/Breakfast Program.

         The SUPERPRETZEL product line continues to lead the category in the supermarket freezer case as the number one brand of soft pretzels. Overall sales increased a solid 10% during fiscal year 1999, a reversal of the recent negative sales trend. We continue to provide marketing support for the SUPERPRETZEL brand to help maintain its strong leadership position.

         Sales were fueled by consumer-driven marketing activities during fiscal 1999. We urged consumers to expand their snacking choices by offering them inventive, non-traditional soft pretzel experiences. This included television and billboard advertising in select markets and promotions with other leading brands such as Cheez Whiz* and French's** mustard. Consumers responded by enjoying soft pretzels with their favorite toppings, including melted cheese, flavored cream cheese, salsa and mustard.

         One taste sensation, SUPERPRETZEL SOFTSTIX, which combines our soft pretzels with KRAFT*** cheese filling, generated a sharp 33% revenue gain during the past fiscal year. A continuing successful co-branding agreement with KRAFT helps provide support for this great tasting product.

         Taking Shape for the Future

         Our chain of retail stores, including BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET, located in malls primarily in the Mid-Atlantic states, is operated by our Restaurant Group. Same-store sales improved slightly during fiscal 1999 as we have streamlined the chain to include only the highest performing stores. Administrative cost controls had a positive impact on the bottom line during the past year and we expect to enjoy continuing benefits in the years to come.

           *Cheez Whiz is a registered trademark of Kraft Foods, Inc.
          **French's is a registered trademark of Reckitt & Colman Inc.
         ***KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft Foods, Inc.


         Frozen Beverages

         We'll Take the Heat

         The ICEE Company, our frozen beverage division, is the world's largest distributor of frozen beverages, selling the ICEE brand across the country and pouring ICEE good taste across the border into Canada and Mexico. We sweeten the mix with ARCTIC BLAST and other brands in select markets and plan to expand the ICEE brand internationally. Sales for frozen beverages and related products this past fiscal year increased by 9%.

         Kids of all ages enjoy our carbonated and uncarbonated semi-frozen beverages, which can be sipped through a straw or eaten with a spoon. Thirsty fans of these refreshing treats don't have to travel far to satisfy their taste buds. We're just around the corner in more than 18,000 food service locations, which serve drink after drink all day long from proprietary dispensing equipment. Many of these outlets also offer the perfect complement to a cold drink--SUPERPRETZEL soft pretzels and our other niche snack foods.

         The ICEE Bear -- A Cool New Look

         We broke the ice with a new ICEE image campaign during fiscal year 1999 incorporating a redesigned, contemporary look for the brand giving the ICEE Bear a cool new look. This new look, which has already surfaced in more than 6,000 locations, features new lighted merchandisers and compelling point-of-sale materials.

         Building on the long-term marketing agreement we iced with The Coca-Cola Company in the previous year, we rolled out a national program across the U.S. that blends ICEE's operational and service system expertise with the marketing power of Coca-Cola*. We provide installation of the drink machines and continuous service for the ongoing rollout of FROZEN COKE* in over 7,000 Burger King** locations and Coca-Cola provides the syrup. We've already installed more than 4,000 units and plan to complete the project during fiscal year 2000.

         Hot New Offerings

         Three new frozen uncarbonated beverages skated into the marketplace during the past year: SMOOTHEE by ICEE, JAVA FREEZE and FROZEN COCKTAILS.

         SMOOTHEE by ICEE, with its velvety consistency and exhilarating fruit flavors, expands the menu where ICEE frozen carbonated beverages already are sold. With real fruit juice and popular flavors, SMOOTHEE by ICEE also pleases palates in schools. JAVA FREEZE, in a variety of gourmet coffee flavors, satisfies the growing demand for coffee-flavored products. FROZEN COCKTAILS make it easy for restaurants and sporting and entertainment venues to dispense and serve some of the most popular frozen cocktails, with or without alcohol.

         Putting the Heat on Profitability and Service

         We continue to improve the division's operating efficiency and ability to serve our customers by implementing key organizational improvements. During the past fiscal year we consolidated the ICEE Company's corporate headquarters into the Ontario, California location and expanded the service infrastructure that installs and maintains our equipment by more than 25%.

         *"Coca-Cola" and "Coke" are trademarks of The Coca-Cola Company. **Burger King is a registered trademark of Burger King
         Corporation.


         Frozen Desserts

         Growth is Solid

         The future is solid for our niche snack food line of frozen juice bars and desserts, including LUIGI'S, SHAPE UPS, MAMA TISH'S and ICEE brands. New product introductions, line extensions and increased sales of SHAPE UPS boosted frozen dessert sales in the food service market by a strong 10%.

         An Upbeat Debut

         This year we introduced ICEE Squeeze Tubes to the food service market. Capturing the carbonated fizz and taste of a traditional ICEE drink, they extend the ICEE brand's equity and awareness. Strong sales in food service channels, including club stores, helped to make ICEE Squeeze Tubes one of the leading frozen novelties this summer.

         SHAPE UPS Make the Grade

         Sales of SHAPE UPS frozen fruit juice bars, sold primarily through schools, continue to shape up nicely. With colorful packaging and U.S.D.A. approved Child Nutrition (CN) labels, these treats are popular with children and food service directors because they satisfy federal juice requirements, are fun, and taste good, too. Themed promotions with SUPERPRETZEL soft pretzels helped SHAPE UPS rise in this important channel.

         Cool Gains for Frozen Desserts

         Retail supermarket sales of frozen desserts experienced a strong growth year with an increase of 19%. This was led by a sales gain of 17% for LUIGI'S, the number one selling Italian ice in the supermarket freezer. The introduction of ICEE Squeeze Tubes into retail test markets exceeded expectations and will be expanded nationally in fiscal year 2000.

         Our modern and efficient Italian ice and frozen dessert plant in Scranton, PA, whose renovation was completed last year, supported this year's gains and paved the way for future growth.



         Other Snacks

         Batter Up!

         Our niche snack food business of cookies, churros, funnel cakes and other bakery goods raised lots of dough this past year. Sales increased a sharp 15% for our Los Angeles-based West Coast Bakery, while its manufacturing efficiencies benefited from capital expenditures and production improvements. A combination of frozen cookie dough, commercial baking ingredients and contract private-label products, including organically certified baked goods, blended together for solid growth in our bakery goods business.

         The Goods on the Goodies

         Our branded frozen cookie dough business grew into a meaningful business during the past fiscal year, due to the acquisition of the CAMDEN CREEK BAKERY cookie business in February. CAMDEN CREEK complements our growing MRS. GOODCOOKIE food service cookie line that was introduced to the marketplace last year. Additionally, it provides increased opportunities for J&J to expand our product lines in additional dayparts and menu settings.

         Our success in the branded frozen cookie dough business in fiscal year 1999, egged on by this strategic mix of acquisition and expansion, comes largely because of the sensational aromas, tastes and textures of our products. Consumers who have experienced our delicious, fresh-baked from the oven cookies--in popular flavors like milk chocolate chunk, oatmeal raisin and peanut butter-- agree: our cookies are simply irresistible!

         How Sweet it is

         TIO PEPE'S churros, crispy cinnamon doughnut-like snacks that traditionally have hit the sweet spot in the west and southwest U.S., continued to delight more and more palates elsewhere for significant sales growth.

         The food service business for churros, including fruit-filled varieties, grew by 8% during fiscal year 1999. In one corner of this expanding market, wholesome fruit-filled churros have captured the enthusiasm of school food service directors because they fulfill bread and fruit requirements for the U.S.D.A. National School Lunch/Breakfast Program. Churro business in the retail supermarket grew this past fiscal year a strong 22% due to increased consumption and expanded distribution.

         Big Gains by the Mouthful

         Sales of one of our unique niche products--funnel cakes from THE FUNNEL CAKE FACTORY--surged by 25% primarily from expansion of our customer base. We have seized opportunities for cooking up more sweet results in short order in various venues this past year. This includes traditional channels such as amusement and theme parks and emerging outlets such as family restaurant chains seeking innovative dessert menu items.

         Available as frozen pre-cooked, pre-shaped portions that only require warming, our funnel cakes make it easier than ever to prepare this delicious treat. No mixing, measuring or frying--you just heat 'em and eat 'em! THE FUNNEL CAKE FACTORY funnel cakes also have become increasingly popular as a fun way to meet bread standards for the U.S.D.A. National School Lunch/Breakfast Program.

         A new millennium means new opportunity for growth. J&J Snack Foods Corp. will continue to expand its unique product offerings and market niches, capitalizing on new opportunities wherever they may be found.


         Financial Table of Contents

         Management's Discussion & Analysis of Financial Condition and
         Results of Operations                                         13
         Consolidated Statements of Earnings                           17
         Consolidated Balance Sheets                                   18
         Consolidated Statement of Changes in Stockholders' Equity     19
         Consolidated Statements of Cash Flows                         20
         Notes to Consolidated Financial Statements                    21
         Report of Independent Certified Public Accountants            27
         Corporate Information                                         28


         J&J Snack Foods Corp. and Subsidiaries

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

         Results of Operations

         Fiscal 1999 Compared to Fiscal 1998

         Net sales increased $26,049,000 or 10% to $288,439,000 in fiscal 1999 from $262,390,000 in fiscal 1998.

         The Company has two reportable segments, as disclosed in the notes to the consolidated financial statements: Snack Foods and Frozen Beverages. The Snack Foods segment manufactures and distributes snack foods and bakery items, which includes sales to food service customers and retail supermarkets. The Frozen Beverages segment markets and distributes frozen beverage products. These segments are managed as strategic business units due to their distinct production processes and capital requirements.

         Snack Foods

         Sales to food service customers increased $9,737,000 or 9% to $113,207,000 in fiscal 1999. Soft pretzel sales to the food service market increased 2% to $61,833,000. Churro sales increased 8% to $12,075,000. Frozen juice bar and dessert sales increased 10% to $27,196,000. These sales increases were due primarily to increased unit volume to one customer in each of these categories. Sales of cookies to food service customers increased $4,458,000, or 167%, to $7,126,000 for the year. Approximately one-half of the cookies sales increase resulted from the acquisition of the Camden Creek Bakery cookie business.

         Sales of products to retail supermarkets increased $5,335,000 or 14% to $43,929,000 in fiscal 1999 due in part to a new advertising campaign. Total soft pretzel sales to retail supermarkets were $24,027,000, an increase of 10% from fiscal 1998. Sales of our flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, increased 9% to $18,816,000. SOFTSTIX sales increased $745,000 or 33% to $3,031,000 from the previous year. Sales of Italian ice increased $1,379,000 or 9% to $16,417,000 in 1999 from $15,038,000 in 1998.

         Bakery sales increased $3,598,000 or 15% to $26,905,000 in fiscal 1999 due to increased unit sales across our customer base. Sales of our Bavarian Pretzel Bakery decreased 4% to $12,649,000 for the year due to fewer stores.

         Frozen Beverages

         Frozen beverage and related product sales increased $7,950,000 or 9% to $91,749,000 in fiscal 1999. Beverage sales alone increased 5% to $78,960,000 for the year, in part due to the December 1997 acquisition of National ICEE Corporation. Sales revenues were impacted by changes in billing practices resulting in lower revenues per gallon purchased by customers but which did not result in an overall drop in profit margin. Gross profit on product sales increased 12%, or $6,372,000 for the year. Service and lease revenue increased approximately $5,000,000 for the year.

         Gross profit increased to 53% of sales in 1999 from 52% of sales in 1998. The gross profit percentage increase is primarily attributable to improved efficiencies at our Italian ice and frozen dessert plant in Scranton, PA and to increased gross profit percentages of frozen beverage sales.

         Total operating expenses increased $13,396,000 to $128,513,000 in fiscal 1999 and as a percentage of sales increased less than 1% to 45% in 1999 from 1998. Marketing expenses were 30% of sales in both fiscal 1999 and 1998. Distribution expenses increased 1/4 of one percent to 10% of sales in 1999. Administrative expenses were 4% of sales in both fiscal 1999 and 1998.

         Operating income increased $4,502,000 or 22% to $24,963,000 in fiscal 1999.

         Interest expense increased $191,000 to $3,224,000 in fiscal 1999 due to the December 1997 purchase and assumption and subsequent refinancing of the debt of National ICEE Corporation.

         Sundry income decreased by $393,000 in fiscal 1999 from $808,000 in fiscal 1998. The primary reason for the decrease was that 1998 included significant income resulting from the successful settlement of certain litigation.

         The effective income tax rate was 37% in both fiscal 1999 and fiscal 1998.

         Net earnings increased $2,414,000 or 20% in fiscal 1999 to $14,264,000.

         Fiscal 1998 Compared to Fiscal 1997

         Net sales increased $42,072,000 or 19% to $262,390,000 in fiscal 1998 from $220,318,000 in fiscal 1997. Approximately $31,000,000 of the increase in sales for the year resulted from the December 1997 acquisition of National ICEE Corporation.

         The Company has two reportable segments, as disclosed in the notes to the consolidated financial statements: Snack Foods and Frozen Beverages. The Snack Foods segment manufactures and distributes snack foods and bakery items, which includes sales to food service customers and retail supermarkets. The Frozen Beverages segment markets and distributes frozen beverage products. These segments are managed as strategic business units due to their distinct production processes and capital requirements.

         Snack Foods

         Sales to food service customers increased $1,534,000 or 2% to $103,470,000 in fiscal 1998. Soft pretzel sales to the food service market increased 5% to $60,589,000. Churro sales increased 8% to $11,195,000. Frozen juice bar and dessert sales decreased 12% to $24,746,000 primarily due to lower sales to three customers.

         Sales of products to retail supermarkets decreased $1,708,000 or 4% to $38,594,000 in fiscal 1998. Total soft pretzel sales to retail supermarkets were $21,849,000, a decrease of 11% from fiscal 1997. Sales of our flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX and CINNAMON RAISIN MINI'S, decreased 5% to $17,298,000. SOFTSTIX sales increased $268,000 or 13% to $2,286,000 from the previous year. Sales of Italian ice increased $485,000 or 3% to $15,038,000 in 1998 from $14,553,000 in 1997;
         sales were impacted by limited production output during the expansion and modernization of the Company's Italian ice and frozen dessert plant in Scranton, PA.

         Bakery sales increased $5,351,000 or 30% to $23,307,000 in fiscal 1998 due primarily to increased product sales to one customer. Sales of our Bavarian Pretzel Bakery increased 8% to $13,220,000 for the year.

         Frozen Beverages

         Frozen beverage and related product sales increased $35,884,000 or 75% to $83,799,000 in fiscal 1998. Beverage sales alone increased 72% to $75,191,000 for the year, including approximately
         $31,000,000 attributable to the December 1997 acquisition of National ICEE Corporation.

         Gross profit increased to 52% of sales in 1998 from 49% of sales in 1997. The gross profit percentage increase is primarily attributable to higher gross profit percentages of the acquired National ICEE Corporation business and lower flour costs, net of higher manufacturing costs of approximately $1,300,000 incurred during the startup of operations in the third and fourth quarters at the Company's expanded Italian ice and frozen dessert plant in Scranton, PA.

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


         Acquisitions, Liquidity and Capital Resources

         In February 1999, the Company acquired the Camden Creek Bakery cookie business from Schwan's Sales Enterprises, Inc., Marshall, MN for cash. Camden Creek sells frozen ready-to-bake cookies to the food service industry with approximate annual sales of $5,000,000.

         In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company has incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1998 and 1997 assuming the above had occurred at the beginning of that fiscal year:

                                                  1998          1997
                                  (In thousands, except per share amounts)
         Sales                                 $268,390      $259,952
         Net Earnings                           $11,346        $8,645
         Earnings per diluted share               $1.21          $.96

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

         All of the Company's acquisitions were accounted for under the purchase method of accounting, and the operations are included in the consolidated financial statements from the respective acquisition date.

         The Company's current cash and marketable securities balances and cash expected to be provided by future operations are its primary sources of liquidity. The Company believes that these sources, along with its borrowing capacity, are sufficient to fund future growth and service its debt.

         Fluctuations in the value of the Mexican peso and the resulting revaluation of the net assets of the Company's Mexican frozen beverage subsidiary caused an increase of $93,000 and decreases of $285,000 and $53,000 in accumulated comprehensive income (loss) for the 1999, 1998 and 1997 fiscal years, respectively. In 1999, sales of the Mexican subsidiary were $2,475,000 as compared to $2,170,000 in 1998.

         In April 1999, the Company purchased and retired 250,000 shares of its common stock at a cost of $5,625,000. The Company purchased the stock from its President and Chief Executive Officer.

         An unsecured general-purpose bank line of credit totalling $30,000,000 is available to the Company. Available borrowings under the bank line of credit were $19,000,000 at September 25, 1999.

         In fiscal year 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in the financial statements. These financial statements have been reclassified to reflect the provisions of SFAS No. 130.

         In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superceded SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management approach". The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments, as well as disclosures about products and services and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Company (see Note P to the consolidated financial statements).

         In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000. Based on the Company's minimal use of derivatives at the current time, management does not anticipate the adoption of SFAS No. 133 will have a significant impact on earnings or financial position of the Company. However, the impact from adopting SFAS No. 133 will depend on the nature and purpose of the derivatives instruments in use by the Company at that time.

         Fiscal 1999 Compared to Fiscal 1998

         Trade receivables decreased $1,279,000 or 4% to $31,404,000 in 1999, and inventories decreased $260,000 or 2% to $16,187,000 in 1999 from 1998 primarily because of increased efficiencies in the Company's operations.

         Other receivables decreased $1,228,000 to $477,000 in 1999 due to changes in payment programs from certain suppliers.

         Property, plant and equipment increased $19,689,000 to $232,253,000 primarily because of expenditures for dispensers required for the expansion of the frozen beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production and warehousing capability at the Company's manufacturing facilities.

         Goodwill, trademarks and rights, net of accumulated amortization decreased $1,050,000 to $50,821,000 due to amortization, net of goodwill acquired in the Camden Creek Bakery acquisition.

         Accounts payable and accrued liabilities decreased $446,000 in 1999 from $32,136,000 in 1998 due primarily to a reduction in income taxes payable.

         Current maturities of long-term debt decreased by $209,000 to $8,214,000 and long-term debt, less current maturities decreased by $13,539,000 to $34,660,000 as a result of the use of available cash flow from operations to pay down other debt as well as make scheduled debt payments.

         Deferred income taxes increased by $3,315,000 to $7,702,000 which related to disposals and depreciation of property, plant and equipment.

         Common stock decreased $2,868,000 in 1999 to $36,252,000 because of the repurchase and retirement of common stock from the President and Chief Executive Officer of the Company, net of the exercise of incentive stock options.

         Net cash provided by operating activities increased $11,189,000 to $48,368,000 in 1999 primarily due to increases in net earnings, deferred taxes and depreciation and amortization of fixed assets and a decrease in accounts receivable.

         Net cash used in investing activities decreased $16,513,000 to $28,619,000 in 1999 primarily due to a decrease of $12,477,000 in payments for purchase of companies, net of cash acquired and debt assumed.

         Net cash used in financing activities of $17,008,000 in 1999 compared to net cash provided by financing activities of $9,756,000 in 1998. The change of $26,764,000 was the result of a net paydown in borrowings in 1999 of $13,748,000 compared to an increase of $7,631,000 in borrowings to fund the acquisition of National ICEE Corporation and the subsequent refinancing of its debt in 1998.

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

         Property, plant and equipment increased $48,216,000 to $212,564,000 primarily because of expenditures for dispensers required for the expansion of the frozen beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production and warehousing capability at the Company's manufacturing facilities. Additionally, property, plant and equipment from the National ICEE Corporation acquisition accounted for approximately one-half of the overall increase.

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

         Net cash used in investing activities increased $14,659,000 to $45,132,000 in 1998 primarily due to purchases of property, plant and equipment which increased by $12,222,000 in 1998. Expenditures increased for dispensers for the expansion of the frozen beverage business and for the expansion and modernization of the Company's Italian ice and frozen dessert plant in Scranton, PA.

         Net cash provided by financing activities of $9,756,000 in 1998 compared to $956,000 in 1997. The increase was due to a net increase in borrowings to fund the acquisition of National ICEE Corporation and the subsequent refinancing of its debt.


         Consolidated Statements of Earnings

                                           Fiscal year ended
                              September 25,  September 26,  September 27,
                                    1999           1998           1997
                                 (In thousands, except per share amounts)

         Net sales           $    288,439   $    262,390   $    220,318
         Cost of goods sold       134,963        126,812        112,159
                   Gross profit   153,476        135,578        108,159
         Operating expenses
              Marketing            86,809         77,385         65,231
              Distribution         28,066         24,846         19,197
              Administrative       10,668         10,072         10,326
              Amortization of
               intangibles and
               deferred costs       2,970          2,814          1,765
                                  128,513        115,117         96,519
         Operating income          24,963         20,461         11,640
         Other income (deductions)
              Investment income       487            573            630
              Interest expense     (3,224)        (3,033)          (431)
              Sundry                  415            808            112
                                   (2,322)        (1,652)           311
                Earnings before
                 income taxes      22,641         18,809         11,951
         Income taxes               8,377          6,959          3,792
                NET EARNINGS  $    14,264    $    11,850    $     8,159
         Earnings per diluted
          share                     $1.50          $1.26           $.91
         Weighted average number
          of diluted shares         9,530          9,368          8,985
         Earnings per basic share   $1.58          $1.32           $.93
         Weighted average number
          of basic shares           9,025          8,947          8,781

         The accompanying notes are an integral part of these statements.


         Consolidated Balance Sheets

                                            September 25,  September 26,
                                                   1999           1998
                                    (In thousands, except share amounts)
         Assets
           Current Assets
              Cash and cash equivalents       $    5,945     $    3,204
              Short-term investment
                securities held to maturity          924             --
              Receivables
                Trade, less allowance
                 of $806 and $597,
                 respectively                     31,404         32,683
                Other                                477          1,705
              Inventories                         16,187         16,447
              Prepaid expenses and deposits        1,130          1,104
                  Total current assets            56,067         55,143
            Property, Plant and Equipment,
               at cost                           232,253        212,564
                Less accumulated depreciation
                 and amortization                130,292        112,444
                                                 101,961        100,120

            Other Assets
                Goodwill, trademarks and
                 rights, less accumulated
                 amortization of $11,406
                 and $9,712, respectively         50,821         51,871
                Long-term investment securities
                 held to maturity                  1,925          3,127
                Sundry                             2,906          3,000
                                                  55,652         57,998
                                            $    213,680   $    213,261

         Liabilities and Stockholders' Equity
           Current Liabilities
              Current maturities of
               long-term debt                 $    8,214   $      8,423
              Accounts payable                    23,272         23,222
              Accrued liabilities                  8,418          8,914
                 Total current liabilities        39,904         40,559

           Long-Term Debt, less current
               maturities                         34,660         48,199
           Deferred Income Taxes                   7,702          4,387
           Other long-term liabilities               245            435

           Commitments                                --             --

           Stockholders' Equity
               Capital stock
               Preferred, $1 par value;
                 authorized, 5,000,000
                 shares; none issued                  --             --
               Common, no par value;
                 authorized, 25,000,000 shares;
                 issued and outstanding, 9,000,000
                  and 9,036,000 respectively      36,251         39,120
           Accumulated other comprehensive loss   (1,601)        (1,694)

           Retained earnings                      96,519         82,255
                                                 131,169        119,681
                                            $    213,680   $    213,261

         The accompanying notes are an integral part of these statements.


         Consolidated Statement of Changes in Stockholders' Equity

                                            Accumulated
                                               Other
                                Common Stock   Compre-                 Compre-
                                               hensive  Retained       hensive
                               Shares Amount   Loss   Earnings Total  Income

                                                      (In thousands)

Balance at September 29, 1996    8,749 $35,818 $(1,356) $62,246 $96,708
 Issuance of common stock upon
  exercise of stock options         84     945      --       --     945
 Issuance of common stock for
  employee stock purchase plan      17     145      --       --     145
 Foreign currency translation
  adjustment                        --      --     (53)      --     (53)$  (53)
 Net earnings for the fiscal year
  ended September 27, 1997          --      --      --    8,159   8,159  8,159
 Comprehensive Income               --      --      --       --      -- $8,106
  Balance at September 27, 1997  8,850  36,908  (1,409)  70,405 105,904
 Issuance of common stock upon
  exercise of stock options        171   2,017      --       --   2,017
 Issuance of common stock for
  employee stock purchase plan      15     195      --       --     195
 Foreign currency translation
  adjustment                        --      --     (285)     --    (285) $(285)
 Net earnings for the fiscal year
  ended September 26, 1998          --      --       --  11,850  11,850  11,850
 Comprehensive Income               --      --       --      --      -- $11,565

Balance at September 26, 1998    9,036  39,120   (1,694) 82,255 119,681
 Issuance of common stock upon
  exercise of stock options        200   2,487       --      --   2,487
 Issuance of common stock for
  employee stock purchase plan      14     269       --      --     269
Foreign currency translation
 adjustment                         --      --       93      --      93  $   93
Repurchase of common stock       (250) (5,625)      --      --  (5,625)
 Net earnings for the fiscal year
  ended September 25, 1999          --      --       --  14,264  14,264  14,264
 Comprehensive Income               --      --       --      --      -- $14,357

Balance at September 25, 1999    9,000 $36,251  $(1,601)$96,519$131,169

The accompanying notes are an integral part of this statement.


 Consolidated Statements of Cash Flows

                                                Fiscal year ended
                                   September 25,  September 26,  September 27,
                                          1999           1998          1997
                                                  (In thousands)

 Operating activities:
  Net earnings                    $    14,264     $    11,850     $    8,159
    Adjustments to reconcile
     net earnings to net cash
      provided by operating
      activities:
    Depreciation and amortization
       of fixed assets                 24,179          21,807         17,090
      Amortization of intangibles
       and deferred costs               3,459           3,352          2,180
      Losses (gains) from disposals
       of property and equipment          168             306            (26)
      Increase (decrease) in deferred
       income taxes                     3,315           1,007            (23)
      Other adjustments                    73              23             14
      Changes in assets and liabilities,
       net of effects from purchase
       of companies:
         Decrease (increase) in
          accounts receivable           2,609          (6,378)        (6,615)
         Decrease (increase) in
          inventories                     700             958         (1,008)
          (Increase) decrease in
          prepaid expenses                (21)            (71)           174
         (Decrease) increase in
           accounts payable and
           accrued liabilities           (378)          4,325            426
        Net cash provided by operating
         activities                    48,368          37,179         20,371
     Investing activities:
   Purchases of property, plant
    and equipment                     (26,606)        (31,803)       (19,581)
   Payments for purchases of companies,
    net of cash acquired and
    debt assumed                       (2,336)        (14,813)       (18,601)
   Proceeds from investments held
    to maturity                           255             190          6,146
   Proceeds from investments available
    for sale                               --             495          1,710
   Proceeds from disposals of property
    and equipment                         518           1,000            273
   Other                                 (450)           (201)          (420)
       Net cash used in investing
         activities                   (28,619)        (45,132)       (30,473)

   Financing activities:
   Proceeds from borrowings             4,000          56,150             35
   Proceeds from issuance of common
    stock                               2,365           2,125            930
   Payments to repurchase common stock (5,625)             --             --
   Payments of long-term debt         (17,748)        (48,519)            (9)
       Net cash provided by (used in)
         financing activities         (17,008)          9,756            956

       Net increase (decrease) in
         cash and cash equivalents      2,741           1,803         (9,146)

   Cash and cash equivalents at beginning
    of year                             3,204           1,401         10,547
   Cash and cash equivalents at end
    of year                          $  5,945      $    3,204     $    1,401

 The accompanying notes are an integral part of these statements.


         Notes to Consolidated Financial Statements

         Note A--Summary of Significant Accounting Policies

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

         2. Revenue Recognition
         The Company recognizes revenue when its product is shipped or its services are performed.

         The Company sells service contracts covering frozen carbonated beverage machines sold. The terms of coverage range between 12 and 48 months. The Company records deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

         During the years ended September 25, 1999 and September 26, 1998, the Company sold $836,000 and $509,000, respectively, of service contracts related to its frozen beverage machines. At September 25, 1999, deferred income on service contracts was $138,000, of which $137,000 is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $897,000, $578,000 and $179,000 was recognized for the fiscal years ended 1999, 1998 and 1997, respectively.

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

         8. Investment Securities
         The Company classifies its investments in securities in one of three categories: held to maturity, trading and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in securities trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses, if significant on such securities, net of income tax, are reported as a separate component of stockholders' equity and excluded from the determination of net income.

         9. Depreciation and Amortization
         Depreciation of equipment and buildings is provided for by the straight-line and accelerated methods over the assets' estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the assets' estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 5 to 30 years. Management reviews the realization of goodwill based upon past and expected performance of individual acquired businesses.

         In fiscal year 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. There was no material impact as a result of the adoption of SFAS No. 121 on the financial position and results of operations of the Company.

         10. Fair Value of Financial Instruments
         The carrying value of the Company's short-term financial instruments, such as receivables and accounts payable approximate their fair values, based on the short-term maturities of these instruments. The carrying value of long-term debt obligations, consisting primarily of unsecured term note and an unsecured general purpose credit line with interest rates based on current short-term market rates, approximates the fair value at September 25, 1999 and September 26, 1998.

         11. Income Taxes
         The Company accounts for its income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

         12. Earnings Per Common Share
         In fiscal year 1998, the Company adopted SFAS No. 128, "Earnings Per Share" ("EPS"). The new standard eliminated primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities (stock options) or other contracts to issue common stock were exercised and converted into common stock. EPS calculations for 1997 have been restated to reflect the adoption of SFAS No. 128. The effect of adopting this new standard was not material.

         13. Accounting for Stock-Based Compensation
         In fiscal year 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The Company has chosen an alternative, permitted by the standard, to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

         14. Advertising Costs
         Advertising costs are expensed as incurred. Total advertising expense was $5,537,000, $4,128,000, and $3,892,000 for the fiscal years 1999, 1998 and 1997, respectively.

         15. Interest Rate Risk Management
         As part of its risk management activities, the Company uses interest rate swaps to modify the interest rate characteristics of certain long-term obligations. The Company holds no other derivatives or similar instruments. The derivatives contracts are designated as hedges when acquired. They are expected to be effective economic hedges and have high correlation with the items being hedged at inception and throughout the hedge period. The variable interest rate of a swap contract is referenced to the same index as the variable interest rate of the debt being hedged.

         Interest rate swaps are accounted for using the accrual method, with an adjustment to interest expense in the income statement. The effects of swap positions are included in financing activities in the Statements of Cash Flows. Interest receivable or payable under the swap contracts is included in Receivables or Accounts Payable. Unrealized gains and losses on the swaps are not recognized in the balance sheet. Realized gains and losses from disposition or settlement of swap contracts are deferred on the balance sheet and amortized to interest expense over the appropriate period.

         If the hedged item is settled or terminated, deferred and/or unrecognized gains or losses on the hedging instrument on that date are recognized as an adjustment to the gain or loss on disposition or termination of the related hedged item. Future accruals on the swap and subsequent gains and losses on the swap or forward contract are included in income in the period they occur.

         16. Comprehensive Income

         In fiscal year 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in the financial statements. These financial statements have been reclassified to reflect the provisions of SFAS No. 130.

         17. Segment Reporting
         In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superceded SFAS 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management approach". The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments, as well as disclosures about products and services and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Company. (See Note P.)

         18. Recent Accounting Pronouncements
         In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000. Based on the Company's minimal use of derivatives at the current time, management does not anticipate the adoption of SFAS No. 133 will have a significant impact on earnings or financial position of the Company. However, the impact from adopting SFAS No. 133 will depend on the nature and purpose of the derivatives instruments in use by the Company at that time.

         Note B--Acquisitions

         In February 1999, the Company acquired the Camden Creek Bakery cookie business from Schwan's Sales Enterprises, Inc., Marshall, MN. Camden Creek sells frozen ready-to-bake cookies to the food service industry with approximately $4.6 million of sales in 1998.

         In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal years 1998 and 1997 assuming the above had occurred at the beginning of that fiscal year (in thousands, except per share amounts):

                                                 1998          1997
         Sales                                $268,390      $259,952
         Net Earnings                          $11,346        $8,645
         Earnings per diluted share              $1.21          $.96

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

         Note C--Credit Arrangements

         To fund the acquisition of National ICEE Corporation in December 1997, and to retire most of its debt, the Company incurred the following debt:

         $40,000,000 unsecured term note, at an interest rate of 6.61% fixed through swap agreements, with 60 monthly principal payments of $666,667 plus interest beginning January 8, 1998. At September 25, 1999, $8,000,000 of the note was classified under current maturities of long-term debt. At September 25, 1999, the principal balance of the note was $26,000,000. (See Note H.)

         $10,000,000 borrowing under a $30,000,000 unsecured general-purpose bank line of credit. Interest payments on the balance borrowed under the line are due monthly. The interest rate on the outstanding borrowings under the line was 5.95% at September 25, 1999. Borrowings under the credit line were $11,000,000 at September 25, 1999. (See Note H.)

         Note D--Investment Securities

         The amortized cost, gross unrealized gains and losses, and fair values of the Company's investment securities held to maturity at September 25, 1999 are summarized as follows:

                                            Gross         Gross
                              Amortized   Unrealized    Unrealized   Fair
                                 Cost       Gains         Losses     Value
                                            (In thousands)

         Corporate debt
          securities           $    924    $    --     $    --     $    924
         Municipal
          government
          securities              1,425         --         (17)       1,408
         Other debt
          securities                500         --          --          500
                               $  2,849    $    --     $   (17)    $  2,832

              The amortized cost, gross unrealized gains and losses, and fair values of the Company's investment securities held to maturity at September 26, 1998 are summarized as follows:



                                            Gross         Gross
                              Amortized   Unrealized    Unrealized   Fair
                                 Cost       Gains         Losses     Value
                                            (In thousands)

         Corporate debt
          securities         $    947      $    38      $    --     $    985
         Municipal
          Government
          securities            1,680           28           --        1,708
         Other debt
          securities              500           --           --          500
                           $    3,127      $    66      $    --     $  3,193

         The following table lists the maturities of investment securities classified as held to maturity at September 25, 1999:

                                                       Amortized
                                                           Cost    Fair Value
                                                            (In thousands)

         Due in less than one year                      $    924    $    924
         Due after one year through five years             1,925       1,908
                                                        $  2,849    $  2,832

         Proceeds from sales of securities were $255,000, $495,000 and $1,710,000 for fiscal years 1999, 1998 and 1997, respectively. The Company uses the specific identification method to determine the cost of securities sold. No material gains or losses were realized on sales of investment securities.

         Note E--Inventories

         Inventories consist of the following:

                                                  September 25,  September 26,
                                                        1999           1998
                                                           (In thousands)

         Finished goods                             $    8,118     $    8,054
         Raw materials                                   1,579          2,190
         Packaging materials                             1,770          2,239
         Equipment parts and other                       4,720          3,964
                                                    $   16,187     $   16,447

         Note F--Property, Plant and Equipment

         Property, plant and equipment consist of the following:

                                       September 25, September 26,  Estimated
                                             1999          1998       Useful
                                                                       Lives
                                                      (In thousands)

         Land                              $    745    $    839           --
         Buildings                            5,386       5,432   15-39.5 years
         Plant machinery
          and equipment                      66,305      60,275      5-10 years
         Marketing equipment                138,335     126,653      5 years
         Transportation
          equipment                           2,049       2,149      5 years
         Office equipment                     6,308       5,446     3-5 years
         Improvements                        11,769      10,616     5-20 years
         Construction in
         progress                             1,356       1,154            --
                                          $ 232,253   $ 212,564

         Note G--Accrued Liabilities

         Included in accrued liabilities is accrued compensation of $5,024,000 and $4,297,000 as of September 25, 1999 and September 26, 1998, respectively.

         Note H--Long-Term Debt

         Long-term debt consists of the following:

                                                September 25,  September 26,
                                                     1999           1998
                                                      (In thousands)

         $40,000,000 unsecured term note,
         with 60 monthly principal payments
         of $666,667 plus 6.61% interest
         beginning January 8, 1998
         (subject to financial covenants)        $    26,000    $    34,000

         $30,000,000 unsecured general-
         purpose bank credit line, with
         interest rate tied to LIBOR with
         interest payments due monthly
         (subject to financial covenants)             11,000         16,000

         7.25% redeemable economic
         development revenue bonds payable
         December 2005; interest payable
         semiannually (subject to financial
         covenants)                                    5,000          5,000

         Other                                           874          1,622
                                                      42,874         56,622
         Less current maturities                       8,214          8,423
                                                 $    34,660    $    48,199


         Annual principal payments of long-term debt as of September 25, 1999 are as follows (in thousands):

              2000                     $    8,214
              2001                         19,178
              2002                          8,113
              2003                          2,369
              2004                             --
              2005 and thereafter           5,000
                                      $    42,874

         Note I--Income Taxes

         Income tax expense is as follows:

                                         Fiscal year ended
                            September 25,  September 26,  September 27,
                                  1999           1998           1997
                                            (In thousands)

         Current
          U.S. Federal       $    4,516     $    5,389     $    3,381
          Foreign                    55             38             40
          State                     491            525            394
                                  5,062          5,952          3,815

         Deferred (Benefit)
          U.S. Federal            3,046            913             (3)
          Foreign                    --              7            (23)
          State                     269             87              3
                                  3,315          1,007            (23)
                             $    8,377     $    6,959     $    3,792

         The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                                Fiscal year ended
                                 September 25,  September 26,  September 27,
                                      1999           1998           1997
                                                 (In thousands)

         Income taxes at
          statutory rates         $    7,698     $    6,395          $4,063
         Increase (decrease)
          in taxes resulting
          from:
          State income taxes,
           net of federal
           income tax benefit            324            404             267
          Nontaxable income              (38)           (55)           (120)
          Other, net                     393            215            (418)
                                  $    8,377     $    6,959      $    3,792

         Deferred tax assets and liabilities consist of the following:

                                      Fiscal year ended
                                 September 25,  September 26,
                                      1999          1998
              (In thousands)

         Deferred tax assets:
          Vacation accrual          $    391       $    298
          Insurance accrual              862            515
          Deferred income                134            206
          Other, net                     956            458
                                       2,343          1,477

         Deferred tax liabilities:
          Depreciation of property
           and equipment               9,436          5,628
          Other, net                     609            236
                                      10,045          5,864
                                  $    7,702     $    4,387

         Note J--Earnings Per Share

         The Company's calculation of EPS in accordance with SFAS No. 128, "Earnings Per Share," is as follows:

                                 Fiscal Year Ended September 25, 1999
                                      Income         Shares    Per Share
                                   (Numerator)    (Denominator)  Amount
                                 (In thousands, except per share amounts)

         Earnings Per Basic Share
         Net Income available to
         common stockholders      $    14,264        9,025     $    1.58

         Effect of Dilutive Securities
         Options                           --          505          (.08)

         Earnings Per Diluted Share
         Net Income available to
          common stockholders plus
          assumed conversions     $    14,264        9,530     $    1.50

                                 Fiscal Year Ended September 26, 1998
                                       Income         Shares    Per Share
                                    (Numerator)    (Denominator)  Amount
                                   (In thousands, except per share amounts)

         Earnings Per Basic Share
         Net Income available to
          common stockholders     $    11,850          8,947    $    1.32
         Effect of Dilutive Securities
         Options                           --            421         (.06)
         Earnings Per Diluted Share
         Net Income available to
          common stockholders plus
          assumed conversions     $    11,850          9,368    $    1.26


                                 Fiscal Year Ended September 27, 1997
                                       Income         Shares    Per Share
                                    (Numerator)    (Denominator)  Amount
                                  (In thousands, except per share amounts)

         Earnings Per Basic Share
         Net Income available to
          common stockholders     $     8,159           8,781         $.93
         Effect of Dilutive Securities
         Options                           --             204         (.02)
         Earnings Per Diluted Share
         Net Income available
          to common stockholders plus
          assumed conversions     $     8,159           8,985         $.91

         Note K--Commitments

         1. Lease Commitments
         The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 25, 1999:

                                     Plants and
                                       Offices      Equipment         Total
                                               (In thousands)

         2000                      $    4,082     $    3,795     $    7,877
         2001                           3,497          3,078          6,575
         2002                           3,102          2,314          5,416
         2003                           2,651          1,696          4,347
         2004                           2,284            819          3,103
         2005 and thereafter           11,020            399         11,419
                                  $    26,636    $    12,101    $    38,737

         Total rent expense was $8,547,000, $7,766,000 and $6,002,000 for fiscal years 1999, 1998 and 1997, respectively.

         2. Other Commitments
         The Company is a party to litigation which management currently believes will not have a material adverse effect on the Company's financial condition or results of operations.

         Note L--Capital Stock

         Under share repurchase programs authorized by the Board of Directors, 712,000 shares remain to be repurchased. In fiscal year 1999, the Company purchased and retired 250,000 shares of its common stock at a cost of $5,625,000. The Company purchased the stock from its President and Chief Executive Officer.

         Note M--Stock Options

         The Company has a Stock Option Plan (the "Plan"). Pursuant to the

         Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 1,500,000 shares reserved under the Plan; options for 268,000 shares remain unissued as of September 25, 1999.

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

                                     Fiscal Year Ended
                        September 25,  September 26,  September 27,
                              1999          1998           1997
                     (in thousands, except per share amounts)

         Net Earnings:
          As reported        $14,264       $11,850       $8,159
          Pro forma           13,054        11,112        7,697
         Earnings Per Diluted Share:
          As reported          $1.50         $1.26         $.91
          Pro forma             1.37          1.18          .86

         These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 1999, 1998 and 1997, respectively; expected volatility of 40% in 1999 and 30% in 1998 and 1997; risk-free interest rates of 6.21%, 5.12% and 6.71%; and expected lives ranging between 4.5 and 10 years for all years.

         A summary of the status of the Company's option plans as of fiscal years 1999, 1998 and 1997 and the changes during the years ended on those dates is represented below:

                                      Incentive          Nonqualified
                                    Stock Options        Stock Options
                                           Weighted-           Weighted-
                                 Stock       Average   Stock     Average
                                Options     Exercise  Options   Exercise
                              Outstanding    Price  Outstanding    Price

         Balance,
          September 29, 1996      745,493     $10.97    315,000   $11.27
           Granted                267,743     $11.53     34,000   $12.75
           Exercised              (84,200)    $ 9.38         --       --
           Cancelled              (52,650)    $11.15         --       --
         Balance,
          September 27, 1997      876,386     $11.26    349,000   $11.41
           Granted                223,396     $15.77     34,000   $19.25
           Exercised             (150,949)    $12.56    (22,500)  $ 6.63
           Cancelled              (52,500)    $11.40         --       --
         Balance,
          September 26, 1998      896,333     $12.18    360,500   $12.41
           Granted                241,860     $21.87     34,000   $21.75
           Exercised             (149,960)    $11.62    (62,000)  $11.39
           Cancelled              (37,574)    $12.22         --       --
         Balance,
          September 25, 1999      950,659     $14.67    332,500   $13.56
         Exercisable Options,
          September 25, 1999      292,153               298,500

         The weighted-average fair value of incentive options granted during fiscal years ended September 25, 1999, September 26, 1998 and September 27, 1997 was $9.22, $5.31 and $4.24, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 25, 1999, September 26, 1998 and September 27, 1997 was $13.75, $10.56 and $5.97,
         respectively.

         The following table summarizes information about incentive stock options outstanding at September 25, 1999:

                        Options Outstanding            Options Exercisable
                         Number    Weighted-             Number
                      Outstanding   Average  Weighted- Exercisable Weighted-
                            at     Remaining  Average      at      Average
            Range of    September Contractual Exercise September   Exercise
         Exercise Prices  25,1999     Life     Price    25, 1999     Price

         $ 7.25 - $10.50  170,000   1.6 years  $ 9.38   170,000    $ 9.38
         $11.00 - $16.38  550,799   2.7 years  $13.31   122,153    $11.38
         $20.00 - $24.50  229,860   4.2 years  $21.84        --        --
                          950,659                       292,153

         The following table summarizes information about nonqualified stock options outstanding at September 25, 1999:

              Options Outstanding Options Exercisable

                        Options Outstanding            Options Exercisable
                         Number    Weighted-             Number
                      Outstanding   Average  Weighted- Exercisable Weighted-
                            at     Remaining  Average      at      Average
            Range of    September Contractual Exercise September   Exercise
         Exercise Prices  25,1999     Life     Price    25, 1999     Price

         $ 7.25 - $10.75    44,500   2.1 years  $ 9.92    44,500    $ 9.92
         $11.00 - $13.625  220,000   4.9 years  $12.12   220,000    $12.16
         $19.25 - $21.75    68,000   9.1 years  $20.50    34,000    $19.25
                           332,500                       298,500

         Note N--401(k) Profit-Sharing Plan

         The Company maintains a 401(k) profit-sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $684,000, $512,000 and $404,000 were made in fiscal years 1999,
         1998 and 1997, respectively.

         Note O--Cash Flow Information

         The following is supplemental cash flow information:

                                          Fiscal Year Ended
                              September 25,  September 26,  September 27,
                                  1999           1998          1997
                                          (In thousands)

         Cash paid for:
          Interest           $    3,231      $    2,870     $    431
          Income taxes            5,617           6,461        4,469

         Note P--Segment Reporting
         Using the guidelines set forth in SFAS No. 131, the Company has two reportable segments: Snack Foods and Frozen Beverages. Snack Foods manufactures and distributes snack foods and bakery items. Frozen Beverages markets and distributes frozen beverage products. The segments are managed as strategic business units due to their distinct production processes and capital requirements.

         The Company evaluates each segment's performance based on income or loss before taxes, excluding corporate and other unallocated expenses and non-recurring charges. Information regarding the operations in these reportable segments is as follows:

                                            Fiscal year ended
                             September 25,  September 26,  September 27,
                                   1999           1998           1997
                                          (In thousands)

         Sales:
          Snack Foods        $    196,690   $    178,591   $    172,403
          Frozen Beverages         91,749         83,799         47,915
                             $    288,439   $    262,390   $    220,318
         Depreciation and
         Amortization:
          Snack Foods        $     13,039    $    12,167    $    11,020
          Frozen Beverages         14,599         12,992          8,250
                             $     27,638    $    25,159    $    19,270
         Income Before Taxes:
          Snack Foods        $     17,227    $    14,418    $     9,512
          Frozen Beverages          5,414          4,391          2,439
                             $     22,641    $    18,809    $    11,951
         Capital Expenditures:
          Snack Foods        $     12,332    $    15,604    $     9,502
          Frozen Beverages         14,274         16,199         10,079
                             $     26,606    $    31,803    $    19,581
         Assets:
          Snack Foods        $    112,271   $    109,378   $    106,790
          Frozen Beverages        101,409        103,883         30,037
                             $    213,680   $    213,261   $    136,827

         Sales to a single Snack Foods' customer were approximately 10% of the Company's sales for each of the years ending 1998 and 1997.


         Report of Independent Certified Public Accountants

         Shareholders and Board of Directors
         J&J SNACK FOODS CORP.

         We have audited the accompanying consolidated balance sheets of J&J Snack Foods Corp. and Subsidiaries as of September 25, 1999 and September 26, 1998, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J&J Snack Foods Corp. and Subsidiaries as of September 25, 1999 and September 26, 1998, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 25, 1999 in conformity with generally accepted accounting principles.

         Grant Thornton LLP
         Philadelphia, Pennsylvania
         November 2, 1999


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

         Joe Boulanger
         Vice President/General Manager
         Western Zone

         Lou Fiorentino
         Vice President/General Manager
         Eastern Zone

         Rick Naylor
         Vice President/General Manager
         Central Zone

         Rod Sexton
         Vice President of Service Operations


         ICEE DE MEXICO, S.A. DE C.V.

         Andres Gonzalez
         Vice President


         PRETZELS, INC.

         Gary Powell
         President


         Quarterly Common Stock Data

                   Market Price
         Fiscal 1999          High      Low
         1st Quarter         22 1/2    15 3/4
         2nd Quarter         25        19 5/16
         3rd Quarter         24        19 3/4
         4th Quarter         24 7/16   20 1/4
         Fiscal 1998          High      Low
         1st Quarter         17 3/8    13 1/2
         2nd Quarter         19 1/2    12 1/2
         3rd Quarter         20 3/4    17 7/8
         4th Quarter         22 1/4    14 3/4

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


         Transfer Agent and Registrar
         American Stock Transfer & Trust Company
         6201 15th Avenue
         Brooklyn, NY 11219

         Independent Accountants
         Grant Thornton LLP

         Counsel
         Blank, Rome, Comisky & McCauley LLP

         Annual Meeting
         The Annual Meeting of Shareholders
         is scheduled for Thursday, February 3, 2000 at 10:00 a.m. at the Hilton at Cherry Hill, 2349 W. Marlton Pike,
         Cherry Hill, New Jersey.

         Form 10-K
         Copies of the Company's Annual Report
         to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

         J&J Snack Foods Corp.
         6000 Central Highway
         Pennsauken, NJ  08109
         Attention: Dennis G. Moore

         Web Site
         www.jjsnack.com