Form 10-K, Exhibit 13
period 2000-09-30
J&J SNACK FOODS CORP
filed 2000-12-20
CIK 785956

J & J SNACK FOODS CORP.

                              2000 ANNUAL REPORT

                               TO SHAREHOLDERS























                                     21








       J&J Snack Foods
       6000 Central Highway
       Pennsauken, NJ  08109
       (856) 665-9533
       www.jjsnack.com

       More Products, for More People, in More Places...Every Day


       2000 ANNUAL REPORT



       FINANCIAL HIGHLIGHTS
                                     Fiscal year ended in September
                                (In thousands, except per share data)
                              2000      1999      1998      1997      1996
       Net Sales            $321,112  $288,439  $262,390  $220,318  $186,018
       Net Earnings           $9,968   $14,264   $11,850    $8,159    $5,843
       Total Assets         $220,039  $213,680  $213,261  $136,827  $123,128
       Long-Term Debt        $42,481   $34,660   $48,199    $5,028    $5,010
       Stockholders' Equity $133,274  $131,169  $119,681  $105,904   $96,708
       Common Share Data
       Earnings Per
         Diluted Share         $1.10     $1.50     $1.26      $.91      $.65
       Earnings Per
         Basic Share           $1.13     $1.58     $1.32      $.93      $.65
       Book Value Per Share   $15.64    $14.57    $13.25    $11.97    $11.05
       Common Shares Outstanding
         At Year End           8,522     9,000     9,036     8,850     8,749



       CONTENTS
       President's Letter      1
       2000 in Review          3
       Soft Pretzels           4
       Frozen Beverages        6
       Frozen Desserts         8
       More Snacks            10
       Family of Brands       12
       Financial Information  13
       Corporate Information  29



       PRESIDENT'S LETTER

       Last year in my President's Letter I opened with the comment "By most any standards, 1999 was a terrific year for J&J Snack Foods Corp...we achieved record sales and earnings were the highest in our history." Just as we were pleased to report and share with you (with unabashed pride) our previous year's record results, it is with disappointment but candidness that I remark on our fiscal year 2000 results. While our sales grew over 11% to a record $321 million, this, nonetheless, fell short of our budgeted plans. This shortfall, together with a combination of other unrelated factors, resulted in net earnings falling 30% to $9,968,000 and EPS declining 27% to $1.10. The best way to deal with difficult questions is to confront them head on with decisiveness and honesty.

       Q. What happened this year and why?

       A. Some of our core business products suffered from sluggish sales. In addition, manufacturing problems related to the start-up of our MINUTE MAID brand licensed products at our frozen dessert plant in Scranton, PA caused both shortfalls in production and increased costs. Additionally, cooler than normal summer weather in the Northeast caused disappointing sales for our ICEE subsidiary and frozen dessert products. We also took a substantial one-time charge related to accounts receivable from movie theater chains and wrote down certain real estate assets. On a positive note, we did increase sales by 11%, and we believe that the factors contributing to our decline in earnings have been corrected.

       Q. What are you doing to address sluggish sales of soft pretzels?

       A. Plenty! Although we are disappointed with soft pretzel sales to certain individual specialty markets, we are in the process of addressing this with new and improved product entries--including some exciting, newly created "first of its kind" filled soft pretzel varieties that have been developed by our R&D staff.

       Q. What can we expect for next year and the future?

       A. Better than this year! A lot better. Sales will be higher, but more importantly, our commitment and belief is very strong. We expect to achieve strong increases in sales and earnings for fiscal 2001 and beyond. The business strategy is essentially the same...niche products; low cost producer; strong sales and marketing. Complement those ideals with strategic alliances and partnerships with world-class companies, and we have a continuing recipe for success.
       Our portfolio of brands includes category leaders like SUPERPRETZEL, ICEE, TIO PEPE'S churros, LUIGI'S Italian ice, MINUTE MAID frozen desserts and fast growing new additions, like MRS. GOODCOOKIE and CAMDEN CREEK ready-to-bake cookie dough. Really, there is no other company quite like us. We are a one-of-a-kind company, participating in both the snack and beverage industries...with equity, value and leadership in strong brands.

       Q. How about acquisitions?

       A. Over the years, we have grown both organically and from acquisitions. If an acquisition expands our sales and distribution and provides complementary and synergistic value, it is certainly worth considering. Our very recent acquisition of Uptown Bakeries in November 2000, a manufacturer providing fresh bakery products such as bagels, donuts, fancies, muffins and soft pretzels, fits those criteria. It's important -- make that critical -- that we make acquisitions fit properly and provide resources to the acquired company resulting in an overall improvement to the J&J Snack Foods organization.

       Q. How can you market your products better given the competitiveness and the consolidation of the markets?

       A. By creating more value for the trade, and ultimately, the final consumer. By marketing better, improving point-of-sale materials as well as dispensing and merchandising equipment, and expanding our distribution alternatives in both frozen and fresh channels. We are learning that the sales and distribution systems that are in place can be diversified and improved by listening, learning and reacting. And there is a wealth of technology being created to advance our manufacturing and distribution capabilities.

       Q. Will the Company continue to repurchase shares?

       A. We believe J&J Snack Foods is undervalued and a great investment by any comparable standard. The Company plans to continue to repurchase shares as available.

       Q. How do you care to sum up?

       A. We believe we are a terrific company with hard working, talented, dedicated people. We have an excellent customer base and expanding product lines and marketplaces. The foundation is in place to have a banner year and we plan on delivering!



       2000 IN REVIEW

       Consumer enthusiasm over the years has made J&J Snack Foods Corp. a leader in the manufacturing, marketing and distribution of an expanding variety of nutritional, popularly priced, niche snack foods and beverages. During fiscal year 2000 we continued to expand our snack food and beverage business, allowing us to bring more products to more people in more places every day.

       J&J's expanding portfolio of products includes soft pretzels; frozen beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies and bakery goods; and other snack foods and drinks. They are available to the food service and retail supermarket industries at tens-of-thousands of locations... and growing.

       Our two business segments, Snack Foods -- which includes Food Service, Retail Supermarket, Bakery and our Restaurant Group -- and Frozen Beverages achieved record sales growth this past year and remain dedicated to the ongoing health, vibrancy and evolution of the Company.

       * The cornerstone of J&J Snack Foods, our Food Service division, continues to play a vital role in the Company's growth. This fiscal year saw an increase of 4% in sales due in part to a greater focus on a broader product mix and the expansion of our branded frozen cookie dough business.

       * The growth trend that the Retail Supermarket division established in 1999 continued its momentum this fiscal year in large part due to exciting, new product introductions in frozen desserts. Total sales were up a sharp 29%.

       * J&J's Los Angeles-based West Coast Bakery division saw sales rise 9% as it continues to sell more and more commercial bakery goods.

       * And our Restaurant Group, which operates our chain of retail stores, generated an increase of 1% in sales during fiscal year 2000 as well.

       * Our Frozen Beverage business, driven by the ICEE brand, had an impressive performance in fiscal 2000 posting a double-digit sales increase of 14%. Our strengthened partnership with The Coca-Cola Company was a contributing factor.

       Overall, 2000 was a solid growth year for J&J Snack Foods... a year of maintaining and building momentum in each of our niche product categories: soft pretzels, frozen beverages, frozen desserts and our other popular snacks. As we approach our 30th anniversary next year, we continue to search for new ways to delight our loyal fans so we can bring them even more products to more places in the days to come.


       SOFT PRETZELS

       J&J's flagship soft pretzel brand, SUPERPRETZEL, remained the clear category leader in fiscal 2000 despite the fact that our overall pretzel business was somewhat flat. SUPERPRETZEL, America's Favorite Soft Pretzel, is a good-for-you snack that is perfect for today's busy, health-conscious lifestyles. They're convenient, portable, low fat and above all, great tasting!

       To stimulate sales across this all-important product line, we're developing new marketing, promotional and merchandising initiatives for fiscal 2001.

       The everywhere snack

       SUPERPRETZEL soft pretzels are enjoyed by consumers of all ages at tens-of-thousands of high-traffic locations across the country. They're being munched in malls; snapped up at snack bars and supermarkets; and carried out of chain, convenience and warehouse club stores.

       They're in the hands of cheering fans at sports arenas; a family treat at amusement, leisure and theme parks; part of the show at movie theatres; and always a favorite snack at home or at school.

       In fact, the SUPERPRETZEL brand is virtually everywhere. And that's exactly where it should be.

       Not just a pretzel anymore

       To maintain SUPERPRETZEL's leadership position and meet growing consumer demand, we continue to focus on new soft pretzel shapes, sizes and flavors.

       SUPERPRETZEL soft pretzels are even more popular in schools since we've introduced custom shapes such as shamrocks, hearts and pumpkins, which create seasonal promotions. They provide students with a fun, great tasting menu change -- while also satisfying bread requirements for the U.S.D.A. National School Lunch/Breakfast Program.

       SUPERPRETZEL SOFT PRETZEL BITES, a bite-size version that's perfect for parties, and SUPERPRETZEL SOFTSTIX, cheese-filled soft pretzel sticks, are two examples of our innovative soft pretzel line extensions. New initiatives to reformulate and expand our line of gourmet soft pretzel offerings are already under way.

       Merchandising means business

       At retail snack bars, where merchandising is everything, we continue to roll out Project 2000. This new display case retrofits existing SUPERPRETZEL merchandising units with eye-catching graphics to increase visibility, enhance brand recognition and stimulate impulse purchases.

       Strong partnerships in-store

       The SUPERPRETZEL brand remains soft pretzel king of the crowded supermarket freezer case, with overall retail sales rising 7% in fiscal 2000. One key contributor was SUPERPRETZEL SOFTSTIX -- which combine our soft pretzels with KRAFT* cheese filling -- delivering a huge 40% gain through increased sales and distribution.

       Successful promotions with complementary leading brands such as Cheez Whiz** and French's*** mustard, which highlighted increased consumer usage of dips and toppings, also helped increase sales. And now, Canadian supermarket shoppers can purchase SUPERPRETZEL soft pretzels, too!

       Our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic states, saw a modest sales increase for fiscal 2000. This division also developed and opened two new expanded menu snack bar concepts: TREAT ZONE in malls and Cafe Roebucks in Sears stores.

       * KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft Foods, Inc.

       ** Cheez Whiz is a registered trademark of Kraft Foods, Inc.

       *** French's is a registered trademark of Reckitt Benckiser.


       FROZEN BEVERAGES

       It was another cool year for The ICEE Company, the world's largest distributor of frozen beverages, which experienced a solid sales increase of 14% in fiscal 2000. Very cool, indeed! The ICEE brand is available throughout the U.S., Canada and Mexico. ARCTIC BLAST and other signature brands are also available.

       Kids of all ages absolutely love our carbonated and uncarbonated semi-frozen beverages. These refreshing drinks are served from our proprietary dispensing equipment and can be enjoyed by sipping through a straw or eating with a spoon. And today, consumers are enjoying them at over 19,000 food service locations nationwide, many of which also offer our SUPERPRETZEL soft pretzels and other snack food products... a sensational combination! Our mascots, JJ SUPERPRETZEL and ICEE BEAR, agree.

       A world-class partnership

       We are delighted to report that our long-term marketing agreement with The Coca-Cola Company continues to grow. During fiscal 2000, we installed an additional 3,500 frozen carbonated beverage machines in Burger King* locations nationwide, completing this rollout of the national program to 7,500 locations.

       Under this partnership, The ICEE Company, Coca-Cola's primary infrastructure partner, provides the ongoing service of the dispensing equipment while The Coca-Cola Company provides the syrup. It's a perfect blend of The ICEE Company's operational and service system expertise and the marketing power of Coca-Cola**. We are excited with the opportunity to develop and execute additional beverage programs as a partner with The Coca-Cola Company for the future.

       Advancing the vision and opportunities

       We continue to place ICEE machines in high-traffic locations where people have a thirst for a cold, delicious beverage. In fiscal 2000, we installed an additional 1,400 frozen beverage machines in food service locations, plus more than 500 SMOOTHEE BY ICEE machines in schools nationwide.

       Behind the scenes, we're working to ensure that every machine is 100% reliable and ready to delight every customer. Our nationwide network of branches and service technicians continues to perform this vital task more effectively each year, thanks to strong support from our centralized state-of-the-art Customer Service Center.

       We've also moved several high-volume accounts to direct store distribution, providing faster access to equipment and ingredients while more efficiently executing promotional opportunities.

       Icing the trends

       Look around, and the trends are clear: People everywhere are flocking to juice bars, coffee bars and in-store snack bars. And The ICEE Company is there to put these trends on ice.

       Last year, three exciting new frozen uncarbonated beverages were added to the ICEE family.

       SMOOTHEE BY ICEE is made with real fruit juice, and is available in popular fruit flavors. This healthy and refreshing new taste is receiving high grades in a number of schools, and is being tested in supermarket snack bars. JAVA FREEZE, a frozen delight in gourmet coffee flavors, is available at snack bars and other locations. And, FROZEN COCKTAILS, created expressly for adults to enjoy, is a perfect fit for sports and entertainment venues.

       And the future is shaping up to be even cooler.

       * Burger King is a registered trademark of Burger King Corporation.

       ** "Coca-Cola" is a trademark of The Coca-Cola Company.


       FROZEN DESSERTS

       Fiscal 2000 brought continued growth and exciting developments in our Frozen Desserts division through new product introductions and strategic partnerships. Our LUIGI'S, SHAPE UPS, ICEE and MAMA TISH'S brands have been joined by MINUTE MAID* and HI-C*, high-visibility consumer favorites.

       Got a minute for some great news?

       The year's most important event: A long-term partnership with The Minute Maid Company.

       "We are excited to be partnering with J&J Snack Foods, an industry leader, who will market MINUTE MAID and HI-C frozen dessert products to all trade and consumer channels," said Gary Poos, Vice President, New Channel Activation, The Minute Maid Company.

       This groundbreaking agreement helped sales in our Food Service division to grow by 7% in fiscal 2000. This strategic alliance gives J&J the exclusive rights to manufacture, sell and distribute a dynamic new line of MINUTE MAID and HI-C frozen juice products. Both nationally recognized brands are hits among kids and adults alike and J&J will benefit from their broad consumer acceptance and marketing support.

       Available in cups, tubes or m-paks, MINUTE MAID Soft Frozen Lemonade and HI-C Frozen Fruit Bars are delicious, refreshing new treats available to cool off consumers at numerous food service locations... sports venues, leisure and theme parks and club stores. And sports fans everywhere helped make sales of MINUTE MAID Soft Frozen Lemonade cups at stadiums and sports arenas extremely successful this fiscal year. How cool is that!?!

       Welcome to the club

       Our new MINUTE MAID and HI-C products were also part of our strong sales story in warehouse club stores nationwide. These new products felt right at home next to our other successful brands, LUIGI'S Real Italian Ice, MAMA TISH'S Italian Ice and ICEE Squeeze Tubes, which all continue to perform well in this important channel.

       New school ties

       Our SHAPE UPS frozen juice bars continue to be a favorite with students everywhere. SHAPE UPS carry the Child Nutrition (CN) Label and satisfy juice requirements for the U.S.D.A. National School Lunch/Breakfast Program. After all, they're made with real fruit juice. And SHAPE UPS are also benefiting from themed school promotions tied in with other wholesome J&J food service products, including SUPERPRETZEL soft pretzels and CAMDEN CREEK cookies. These tasty treats are one of the most popular combos in the lunchroom.

       Resounding retail results

       Overall retail supermarket sales of frozen desserts increased by a whopping 61% in fiscal 2000! Credit goes to four new product introductions:

       MINUTE MAID Juice Bars, MINUTE MAID Soft Frozen Lemonade and HI-C Frozen Fruit Bars were launched nationally and have staked their claim in the freezer case. ICEE Squeeze Tubes, which capture the carbonated fizz and taste of a traditional ICEE drink, were successfully introduced to test markets last year and were rolled out on a national basis during fiscal 2000. These frozen treats, available in two variety packs, are further enhancing the high brand awareness and equity of the ICEE name among consumers of all ages.

       Sales of LUIGI'S Real Italian Ice, like other frozen novelty products, saw a slight decline due in part to a cool, rainy summer in the Northeast.

       With our exciting new product line extensions and hopes for warmer weather, sales for all our frozen dessert products look hot for 2001!

       * "MINUTE MAID" and "HI-C" are registered trademarks of The Coca-Cola Company.


       MORE SNACKS

       Yes... there's more! J&J also produces other niche snack foods, including cookies, churros, funnel cakes and other bakery goods.

       Sunny times on the West Coast

       Our Los Angeles-based West Coast Bakery put in a golden performance in fiscal 2000, with sales increasing by 9%. Credit goes to our frozen cookie dough, commercial baking ingredients and contract private label products, including organically certified baked goods. And, manufacturing efficiencies continue to improve as a result of capital expenditures on automated equipment.

       Monster performance in cookies

       Awesome! That's the word for J&J's Food Service branded cookie business, where sales increased 63% for the year. This phenomenal performance was led by sales of our frozen cookie dough, under the brands MRS. GOODCOOKIE and CAMDEN CREEK.

       Our recipe for success contains several ingredients. First, fiscal 2000 saw new product entries and reformulations. Second, we expanded distribution nationwide. Third, we added several significant new customers. Fourth, we introduced an updated heated cookie display case. And fifth, we began production at an East Coast manufacturing facility to meet increased demand while creating production and distribution efficiencies.

       Blend it all together, and you've got some real treats in the corporate cookie jar.

       TIO PEPE'S... broadening its appeal

       Another of our niche products, TIO PEPE'S churros, (crispy, cinnamon doughnut-like snacks sold to both the food service and retail marketplaces) has been gradually gaining popularity across the country -- and in international markets. To further support that effort, we've recently placed a sales person in the Asia-Pacific region; a move that has already begun to stimulate increased sales of our churros products in that part of the world.

       While we experienced a modest decline in overall churros sales this year, TIO PEPE'S fruit-filled churros are experiencing growth in both schools and leisure accounts. They are popular for school food service as they satisfy both bread and fruit requirements for the U.S.D.A. National School Lunch/Breakfast Program.

       Funnel cakes are always fun

       No need to sugar-coat these results: Our food service funnel cake business enjoyed another strong year, with a sales growth of 18%.

       THE FUNNEL CAKE FACTORY brand offers a unique line of frozen, pre-cooked, pre-shaped funnel cakes that are easy to prepare. They're also available as a make-your-own dry mix.

       Concessionaires love watching their dough rise as funnel cakes continue to attract hungry customers at theme and leisure parks, stadiums, arenas and special events. And because our funnel cakes meet bread standards for the U.S.D.A. National School Lunch/Breakfast Program, sales are also increasing in the school food service market.

       As J&J begins fiscal year 2001, we remain committed to bringing even more products to more people, in more places... every day.


       JJ Snack Foods
       FAMILY OF BRANDS


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

       RESULTS OF OPERATIONS

       Fiscal 2000 (53 weeks) Compared to Fiscal 1999 (52 weeks)
       Net sales increased $32,673,000 or 11% to $321,112,000 in fiscal 2000 from $288,439,000 in fiscal 1999.

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

       Snack Foods

       Sales to food service customers increased $4,978,000 or 4% to $118,185,000 in fiscal 2000. Soft pretzel sales to the food service market decreased 2% to $60,309,000 due primarily to lower unit sales to two customers. Churro sales decreased 8% to $11,162,000 due primarily to decreased unit sales to two customers. Frozen juice bar and ices sales increased 7% to $29,014,000. Sales of the Company's MINUTE MAID* brand licensed products accounted for the frozen juice bars and ices sales increase. Sales of cookies to food service customers increased $4,471,000, or 63%, to $11,597,000 for the year due to the acquisition of the Camden Creek Bakery cookie business and increased unit sales.

       * Minute Maid is a registered trademark of the Coca-Cola Company.

       Sales of products to retail supermarkets increased $12,597,000 or 29% to $56,526,000 in fiscal 2000. Total soft pretzel sales to retail supermarkets were $25,721,000, an increase of 7% from fiscal 1999.
       Sales of our flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, increased 3% to $19,340,000. An advertising program which began in last year's first quarter helped boost year ago pretzel sales. SOFTSTIX sales increased $1,203,000 or 40% to $4,234,000 from the previous year. Sales of frozen juice bars and ices increased $10,949,000 or 61% to $28,822,000 in 2000 from $17,873,000 in 1999 due primarily to the introduction of the Company's MINUTE MAID brand licensed products. Bakery sales increased $2,503,000 or 9% to $29,408,000 in fiscal 2000 due to increased unit sales across our customer base. Sales of our Bavarian Pretzel Bakery increased 1% to $12,822,000 for the year.

       Frozen Beverages

       Frozen beverage and related product sales increased $12,422,000 or 14% to $104,171,000 in fiscal 2000. Beverage sales alone increased 12% to $88,421,000 for the year and gross profit on beverage sales increased 8%, or $4,694,000 for the year. Service and lease revenue increased $4,378,000 for the year.

       Consolidated

       Gross profit decreased to 52% of sales in 2000 from 53% of sales in 1999. The gross profit percentage decrease is primarily attributable to cost overruns during start up manufacturing of our MINUTE MAID brand licensed products which was begun during the Company's second quarter, lower food service pretzel and churro sales, and lower gross profit percentages of the increased service and lease revenue of our frozen beverage business.

       Total operating expenses increased $19,510,000 to $148,023,000 in fiscal 2000 and as a percentage of sales increased to 46% in 2000 from 45% in 1999. Marketing expenses increased to 32% of sales in fiscal 2000 from 30% in 1999 due to increased depreciation expense of frozen beverage dispensers, increased payroll and vehicle costs for the servicing of frozen beverage dispensers and establishing of reserves for trade receivables from movie theatre chains. Distribution expenses decreased less than one percent to 9% of sales in 2000. Administrative expenses were 4% of sales in both fiscal 2000 and 1999.

       Operating income decreased $6,151,000 or 25% to $18,812,000 in fiscal
       2000.

       Without the impact of reserving for accounts receivable from movie theatre chains, operating income would have decreased $5,098,000 or 20% to $19,865,000 in fiscal 2000.

       Interest expense decreased $469,000 to $2,755,000 in fiscal 2000 due to lower debt levels.

       Sundry expense increased $1,058,000 to $643,000 in 2000 compared to sundry income of $415,000 in 1999 primarily because of the writedown to its net realizable value of property held for sale in 2000.

       The effective income tax rate was 37% in both fiscal 2000 and fiscal
       1999.

       Net earnings decreased $4,296,000 or 30% in fiscal 2000 to $9,968,000 or $1.10 per fully diluted share.

       Without the impact of reserving for the trade receivables from movie theatre chains and the writedown of the property held for sale, net earnings in 2000 would have been $11,158,000 or $1.23 per diluted share.

       Fiscal 1999 (52 weeks) Compared to Fiscal 1998 (52 weeks)

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

       Sales of products to retail supermarkets increased $5,335,000 or 14% to $43,929,000 in fiscal 1999 due in part to a new advertising campaign. Total soft pretzel sales to retail supermarkets were $24,027,000, an increase of 10% from fiscal 1998. Sales of our flagship SUPERPRETZEL brand soft pretzels, excluding SOFTSTIX, increased 9% to $18,816,000. SOFTSTIX sales increased $745,000 or 33% to $3,031,000 from the previous year. Sales of frozen juice bars and ices increased $2,835,000 or 19% to $17,873,000 in 1999 from $15,038,000 in 1998 due, in part, to the introduction of ICEE Squeeze Tubes.

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

       Consolidated

       Gross profit increased to 53% of sales in 1999 from 52% of sales in 1998. The gross profit percentage increase is primarily attributable to improved efficiencies at our Italian ice and frozen dessert plant in Scranton, PA and to increased gross profit percentages of frozen beverage sales.

       Total operating expenses increased $13,396,000 to $128,513,000 in fiscal 1999 and as a percentage of sales increased less than 1% to 45% in 1999 from 1998. Marketing expenses were 30% of sales in both fiscal 1999 and 1998. Distribution expenses increased 1U4 of one percent to 10% of sales in 1999. Administrative expenses were 4% of sales in both fiscal 1999 and 1998.

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


       ACQUISITIONS, LIQUIDITY AND CAPITAL RESOURCES

       On November 20, 2000, the Company acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells fresh bakery products to the food service industry with approximate annual sales of $17,000,000.

       In February 1999, the Company acquired the Camden Creek Bakery cookie business from Schwan's Sales Enterprises, Inc., Marshall, MN for cash. Camden Creek sells frozen ready-to-bake cookies to the food service industry with approximate annual sales of $5,000,000.

       In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen carbonated beverages primarily in the eastern half of the United States. The Company had incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for the fiscal year 1998 assuming the above had occurred at the beginning of that fiscal year (in thousands except per share amounts):

                                     1998
       Sales                      $268,390
       Net Earnings                $11,346
       Earnings per diluted share    $1.21

       All of the Company's acquisitions were accounted for under the purchase method of accounting, and the operations are included in the consolidated financial statements from the respective acquisition date.

       The Company's future expected operating cash flow along with its borrowing capacity are its primary sources of liquidity. The Company believes that these sources are sufficient to fund future growth and expansion.

       Fluctuations in the value of the Mexican peso and the resulting revaluation of the net assets of the Company's Mexican frozen beverage subsidiary caused decreases of $15,000 and $285,000 in accumulated comprehensive income (loss) for the 2000 and 1998 fiscal years, respectively and an increase of $93,000 in the 1999 fiscal year. In 2000, sales of the Mexican subsidiary were $2,967,000 as compared to $2,475,000 in 1999.

       In fiscal year 2000, the Company purchased and retired 614,000 shares of its common stock at a cost of $9,834,000. Under a buyback authorization approved by the Board of Directors in December 1999, 386,000 shares remain to be purchased at September 30, 2000.

       Subsequent to September 30, 2000 and prior to the issuance of these financial statements, the Company refinanced its unsecured term loan and its general-purpose bank credit line. Outstanding balances under these facilities were $18,000,000 and $21,000,000 at September 30, 2000, respectively. Accordingly, the Company has classified only $2,000,000 of the unsecured term note as short-term based on the refinanced arrangements. The new agreement provides for up to a $75,000,000 revolving credit facility repayable in three years, with the availability of repayments without penalty. The new agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

       In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, SFAS 138 was issued, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133." SFAS 133, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. The Company will adopt SFAS 133, as amended by SFAS 138, in the first quarter of fiscal year 2001. Based on the Company's minimal use of derivatives at the current time, management does not anticipate the adoption of this standard to have a significant impact on earnings or financial position of the Company. However, the impact from adopting SFAS No. 133, as amended by SFAS 138, will depend on the nature and purpose of the derivatives instruments in use by the Company at that time.

       In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling cost is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board (APB) No. 22, "Disclosure of Accounting Policies." The Company's product costs includes amounts for shipping and handling, therefore, it charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Distribution expenses. Accordingly, this consensus opinion had no effect on the Company's current and previous classifications.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company must implement any applicable provisions of SAB 101 no later than the first quarter of fiscal year 2001. Management believes the Company's revenue recognition policies comply with the guidance contained in SAB 101 and, therefore, the Company's results of operations will not be materially affected.

       Fiscal 2000 Compared to Fiscal 1999

       There were no short-term investments held to maturity at September 30, 2000 as compared to $924,000 at September 25, 1999 because the investment matured during fiscal year 2000.

       Trade receivables increased $1,564,000 or 5% to $32,968,000 in 2000 primarily due to receivables generated from sales of the Company's MINUTE MAID brand licensed products, introduced in fiscal year 2000. Inventories increased $5,286,000 or 33% to $21,473,000 in 2000 primarily because of the introduction of the MINUTE MAID brand licensed products, parts required to service frozen beverage dispensers in over 7,000 Burger King* restaurants and the start up of cookie manufacturing on the East Coast.

       * Burger King is a registered trademark of Burger King Corporation.

       Property, plant and equipment increased $29,071,000 to $261,324,000 primarily because of expenditures for dispensers required for the expansion of the frozen beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production capability at the Company's manufacturing facilities.

       Goodwill, trademarks and rights, net of accumulated amortization decreased $2,053,000 to $48,768,000 due to amortization.

       Accounts payable and accrued liabilities increased $1,951,000 in 2000 from $31,690,000 in 1999 due primarily to increased levels of business.

       Current maturities of long-term debt decreased by $6,028,000 to $2,186,000 and long-term debt, less current maturities, increased by $7,821,000 to $42,481,000 because of the reclassification of debt due under an unsecured term loan and a general-purpose bank credit line which was refinanced subsequent to September 30, 2000 and prior to the issuance of these financial statements.

       Deferred income taxes increased by $638,000 to $8,340,000 which related primarily to disposals and depreciation of property, plant and equipment.

       Common stock decreased $7,848,000 in 2000 to $28,403,000 because of the repurchase and retirement of 614,000 shares of common stock, net of the exercise of incentive stock options and stock issued under the Company's stock purchase plan for employees.

       Net cash provided by operating activities decreased $11,162,000 to $37,206,000 in 2000 primarily due to decreased net earnings, and increases in trade receivables and inventories.

       Net cash used in investing activities increased $6,464,000 to $35,083,000 in 2000 primarily due to increased purchases of property, plant and equipment.

       Net cash used in financing activities decreased $10,319,000 in 2000 to $6,689,000 from $17,008,000 in 1999. The decrease of $10,319,000 was the result of an increase in borrowings in 2000 of $1,793,000 compared to a net paydown of $13,748,000 in 1999 caused by an increase of $4,209,000 in payments to repurchase common stock in addition to the aforementioned reduction in net cash provided by operating activities and the increase in net cash used in investing activities.

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


       CONSOLIDATED STATEMENTS OF EARNINGS

                                          Fiscal year ended
                                 September 30, September 25, September 26,
                                       2000         1999       1998
                                   (in thousands, except per share amounts)
                                    (53 weeks)  (52 weeks)  (52  weeks)
       Net sales                      $321,112    $288,439   $262,390
       Cost of goods sold              154,277     134,963    126,812
            Gross profit               166,835     153,476    135,578
       Operating expenses
            Marketing                  103,606      86,809     77,385
            Distribution                30,096      28,066     24,846
            Administrative              11,470      10,668     10,072
            Amortization of intangibles
             and deferred costs          2,851       2,970      2,814
                                       148,023     128,513    115,117
                 Operating income       18,812      24,963     20,461
       Other income (expenses)
            Investment income              409         487        573
            Interest expense            (2,755)     (3,224)    (3,033)
            Sundry                        (643)        415        808
                                        (2,989)     (2,322)    (1,652)
                 Earnings before
                  income taxes          15,823      22,641     18,809
       Income taxes                      5,855       8,377      6,959
                 NET EARNINGS           $9,968     $14,264    $11,850
       Earnings per diluted share        $1.10       $1.50      $1.26
       Weighted average number of
        diluted shares                   9,063       9,530      9,368
       Earnings per basic share          $1.13       $1.58      $1.32
       Weighted average number of
        basic shares                     8,819       9,025      8,947

       The accompanying notes are an integral part of these statements.


       CONSOLIDATED BALANCE SHEETS
                                                   September 30, September 25,
                                                        2000        1999
                                           (in thousands, except share amounts)
       Assets
       Current Assets
            Cash and cash equivalents                   $1,379    $5,945
            Receivables
                 Trade, less allowances of
                      $1,573 and $806, respectively     32,968    31,404
                 Other                                     658       477
            Inventories                                 21,473    16,187
            Prepaid expenses and other                   1,418     2,054
                      Total current assets              57,896    56,067
       Property, Plant and Equipment, at cost          261,324   232,253
            Less accumulated depreciation
             and amortization                          152,155   130,292
                                                       109,169   101,961
       Other Assets
            Goodwill, trademarks and rights,
             less accumulated amortization of
             $11,423 and $11,406, respectively          48,768    50,821
            Long-term investment securities
             held to maturity                            1,620     1,925
            Sundry                                       2,586     2,906
                                                        52,974    55,652
                                                      $220,039  $213,680

       Liabilities and Stockholders' Equity

       Current Liabilities
            Current maturities of long-term debt        $2,186    $8,214
            Accounts payable                            24,913    23,272
            Accrued liabilities                          8,728     8,418
                 Total current liabilities              35,827    39,904
       Long-Term Debt, less current maturities          42,481    34,660
       Deferred Income Taxes                             8,340     7,702
       Other long-term liabilities                         117       245
       Stockholders' Equity
       Preferred stock, $1 par value; authorized,
            5,000,000 shares; none issued                    -         -
       Common stock, no par value; authorized, 25,000,000 shares;
            issued and outstanding, 8,522,000 and
            9,000,000 respectively                      28,403    36,251
       Accumulated other comprehensive income           (1,616)   (1,601)
       Retained earnings                               106,487    96,519
                                                       133,274   131,169
                                                      $220,039  $213,680

       The accompanying notes are an integral part of these statements.


       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                Accumulated
                                Other
            Common Stock         Comprehensive    Retained
            Comprehensive
                              Shares  Amount   Loss   Earnings   Total   Income
                                               (in thousands)

Balance at September 28, 1997  8,850 $36,908 $(1,409)  $70,405 $105,904
  Issuance of common stock upon
    exercise of stock options    171   2,017       -         -    2,017
  Issuance of common stock for
    employee stock purchase plan  15     195       -         -      195
  Foreign currency translation
    adjustment                     -       -    (285)        -     (285)  $(285)
  Net earnings for the fiscal year
    ended September 26, 1998       -       -       -    11,850   11,850  11,850
  Comprehensive Income             -       -       -         -        - $11,565

Balance at September 26, 1998  9,036  39,120  (1,694)   82,255  119,681
  Issuance of common stock upon
    exercise of stock options    200   2,487       -         -    2,487
  Issuance of common stock for
    employee stock purchase plan  14     269       -         -      269
  Foreign currency translation
    adjustment                     -       -      93         -       93     $93
  Repurchase of common stock    (250) (5,625)      -         -   (5,625)
  Net earnings for the fiscal year
    ended September 25, 1999       -       -       -    14,264   14,264  14,264
  Comprehensive Income             -       -       -         -        - $14,357

Balance at September 25, 1999  9,000  36,251  (1,601)   96,519  131,169
  Issuance of common stock upon
    exercise of stock options    118   1,688       -         -    1,688
  Issuance of common stock for
    employee stock purchase plan  18     298       -         -      298
  Foreign currency translation
    adjustment                     -       -     (15)        -      (15)   $(15)
  Repurchase of common stock    (614) (9,834)      -         -   (9,834)
  Net earnings for the fiscal year
    ended September 30, 2000       -       -       -     9,968    9,968   9,968
  Comprehensive Income             -       -       -         -        -  $9,953
Balance at September 30, 2000  8,522 $28,403 $(1,616) $106,487 $133,274

       The accompanying notes are an integral part of these statements.


       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Fiscal year ended
                                September 30,    September 25,   September 26,
                                       2000             1999            1998
                                                (in thousands)
                                    (53 weeks)      (52 weeks)      (52 weeks)
       Operating activities:
         Net earnings                  $9,968         $14,264          $11,850
           Adjustments to reconcile
             net earnings to net cash
             provided by operating
             activities:
               Depreciation and
                 amortization of fixed
                 assets                26,947          24,179           21,807
               Amortization of intangibles
                 and deferred costs     3,435           3,459            3,352
               Losses from disposals
                 and writedowns of
                 property and equipment   830             168              306
               Increase (decrease)
                 in deferred income taxes 638           3,315            1,007
               Changes in assets and
                 liabilities, net of
                 effects from purchase
                 of companies:
                   (Increase) decrease
                      in accounts
                      receivable       (1,783)          2,609           (6,378)
                   (Increase) decrease
                      in inventories   (4,997)            700              958
                   (Increase) in pre-
                      paid expenses
                      and other          (288)             52              (48)
                   Increase (decrease)
                      in accounts payable
                      and accrued
                      liabilities       2,456            (378)            4,325
               Net cash provided by
                 operating activities  37,206          48,368            37,179

       Investing activities:
         Purchases of property,
           plant and equipment        (34,928)        (26,606)          (31,803)
         Payments for purchases
           of companies, net of
           cash acquired and
           debt assumed                (1,280)         (2,336)          (14,813)
         Proceeds from invest-
           ments held to maturity       1,229             255               190
         Proceeds from invest-
           ments available for sale         -               -               495
         Proceeds from disposal
           of property and equipment      428             518             1,000
         Other                           (532)           (450)             (201)
           Net cash used in investing
             activities               (35,083)        (28,619)          (45,132)

       Financing activities:
         Proceeds from borrowings      11,000           4,000            56,150
         Proceeds from issuance of
           common stock                 1,352           2,365             2,125
         Payments to repurchase
           common stock                (9,834)         (5,625)                -
         Payments of long-term debt    (9,207)        (17,748)          (48,519)
           Net cash (used in) provided
             by financing activities   (6,689)        (17,008)            9,756
           Net (decrease) increase
             in cash and cash
             equivalents               (4,566)          2,741             1,803

       Cash and cash equivalents
         at beginning of year           5,945           3,204             1,401
       Cash and cash equivalents
         at end of yea                 $1,379          $5,945            $3,204

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

       2. Revenue Recognition

       The Company recognizes sales and the related cost of sales at the time the products are shipped to customers or when its services are performed. The Company provides an allowance for doubtful receivables after taking into consideration historical experience and other factors.

       In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling cost is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies." The Company's product costs includes amounts for shipping and handling, therefore, it charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Distribution expenses. Accordingly, this consensus opinion had no effect on the Company's current and previous classifications.

       The Company also sells service contracts covering frozen beverage machines sold. The terms of coverage range between 12 and 60 months. The Company records deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

       During the years ended September 30, 2000 and September 25, 1999, the Company sold $1,090,000 and $836,000, respectively, of service contracts related to its frozen beverage machines. At September 30, 2000 and September 25, 1999, deferred income on service contracts was $85,000 and $138,000, respectively, all of which is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $1,143,000, $897,000 and $578,000 was recognized for fiscal years 2000, 1999 and 1998, respectively.

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

       8. Investment Securities

       The Company classifies its investments in securities in one of two categories: held to maturity and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. The balance of its debt securities and any equity securities are classified as available for sale.

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

       The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of.

       10. Fair Value of Financial Instruments

       The carrying value of the Company's short-term financial instruments, such as receivables and accounts payable, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of long-term debt obligations, consisting primarily of unsecured term note and an unsecured general purpose credit line with interest rates based on current short-term market rates, approximates the fair value at September 30, 2000 and September 25, 1999.

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

       12. Earnings Per Common Share

       The Company follows SFAS No. 128, "Earnings Per Share" (EPS). This standard eliminated primary and fully diluted EPS and instead requires presentation of basic and diluted EPS in conjunction with the disclosure of the methodology used in computing such EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities (stock options) or other contracts to issue common stock were exercised and converted into common stock.

       13. Accounting for Stock-Based Compensation

       The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The Company has chosen an alternative, permitted by the standard, to continue accounting for employee stock options and similar equity instruments under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

       14. Advertising Costs

       Advertising costs are expensed as incurred. Total advertising expense was $4,878,000, $5,537,000, and $4,128,000 for the fiscal years 2000,
       1999 and 1998, respectively.

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

       16. Comprehensive Income

       In fiscal year 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components in the financial statements. These financial statements were reclassified in fiscal year 1999 to reflect the provisions of SFAS No. 130.

       17. Segment Reporting

       In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 superceded SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management approach." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments, as well as disclosures about products and services and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Company.

       18. Recent Accounting Pronouncements

       In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, SFAS 138 was issued, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133." SFAS 133, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. The Company will adopt SFAS 133, as amended by SFAS 138, in the first quarter of fiscal year 2001. Based on the Company's minimal use of derivatives at the current time, management does not anticipate the adoption of this standard to have a significant impact on earnings or financial position of the Company. However, the impact from adopting SFAS No. 133, as amended by SFAS 138, will depend on the nature and purpose of the derivatives instruments in use by the Company at that time.

       In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company must implement any applicable provisions of SAB 101 no later than the first quarter of fiscal year 2001. Management believes the Company's revenue recognition policies comply with the guidance contained in SAB 101 and, therefore, the Company's results of operations will not be materially affected.

       19. Reclassifications

       Certain prior year financial statement amounts have been reclassified to be consistent with the presentation for the current year.


       NOTE B - ACQUISITIONS

       On November 20, 2000, the Company acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells fresh bakery products to the food service industry with approximate annual sales of $17,000,000.

       In February 1999, the Company acquired the Camden Creek Bakery cookie business from Schwan's Sales Enterprises, Inc., Marshall, MN. Camden Creek sells frozen ready-to-bake cookies to the food service industry with approximately $4.6 million of sales in 1998.

       In December 1997, the Company acquired the common stock of National ICEE Corporation. National ICEE Corporation, with annual sales of approximately $40 million, markets and distributes frozen beverages primarily in the eastern half of the United States. The Company incurred approximately $50 million of debt to complete the acquisition. The following are the unaudited pro forma results of operations for fiscal year 1998 assuming the above had occurred at the beginning of that fiscal year (in thousands, except per share amounts):

                                                      1998
       Sales                                       $268,390
       Net Earnings                                 $11,346
       Earnings per diluted share                     $1.21

       These acquisitions were accounted for under the purchase method of accounting, and the operations are included in the consolidated financial statements from the respective acquisition dates.


       NOTE C - INVESTMENT SECURITIES

       The amortized cost, gross unrealized gains and losses, and fair values of the Company's long-term investment securities held to maturity at September 30, 2000 are summarized as follows:

                                            Gross     Gross
                                Amortized  Unrealized Unrealized
                                Cost        Gains     Losses  Fair Value
                                               (in thousands)
       Municipal
         government
         securities            $1,120    $   -        $64       $1,056
       Other debt
         securities               500        -          -          500
                               $1,620    $   -        $64       $1,556

       The amortized cost, gross unrealized gains and losses, and fair values of the Company's long-term investment securities available for sale and held to maturity at September 25, 1999 are summarized as follows:

                                             Gross     Gross
                                Amortized  Unrealized Unrealized
                                   Cost      Gains     Losses    Fair Value
                                               (in thousands)
       Municipal
         government
         securities              $1,425    $  -        $17       $1,408
       Other debt
         securities                 500       -         -           500
                                 $1,925    $  -        $17       $1,908

       The following table lists the maturities of long-term investment securities classified as held to maturity at September 30, 2000:

                                               Amortized
                                               Cost      Fair Value
                                                    (in thousands)
       Due in less than one year               $    -        $    -
       Due after one year through five years    1,620         1,556
                                               $1,620        $1,556

       Proceeds from sales of securities were $495,000 for fiscal year 1998. The Company uses the specific identification method to determine the cost of securities sold. No materials gains or losses were realized on sales of investment securities.


       NOTE D - INVENTORIES

       Inventories consist of the following:

                                          September 30,  September 25,
                                              2000           1999
                                                (in thousands)
       Finished goods                       $10,714         $8,118
       Raw materials                          2,136          1,579
       Packaging materials                    2,532          1,770
       Equipment parts and other              6,091          4,720
                                            $21,473        $16,187


       NOTE E - PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment consist of the following:
                                September 30,    September 25,    Estimated
                                    2000             1999        Useful Lives
                                          (in thousands)
       Land                           $795           $745            -
       Buildings                     5,586          5,386          15-39.5 years
       Plant machinery
         and equipment              75,817         66,305           5-10 years
       Marketing equipment         156,093        138,335           5 years
       Transportation equipment      2,043          2,049           5 years
       Office equipment              6,981          6,308           3-5 years
       Improvements                 12,705         11,769           5-20 years
       Construction in progress      1,304          1,356            -
                                  $261,324       $232,253


       NOTE F - ACCRUED LIABILITIES

       Included in accrued liabilities is accrued compensation of $4,134,000 and $5,024,000 as of September 30, 2000 and September 25, 1999, respectively.


       NOTE G - LONG-TERM DEBT

       Subsequent to September 30, 2000 and prior to the issuance of these financial statements, the Company refinanced its unsecured term loan and its general-purpose bank credit line. Outstanding balances under these facilities were $18,000,000 and $21,000,000 at September 30, 2000, respectively. Accordingly, the Company has classified only $2,000,000 of the unsecured term note as short-term based on the refinanced arrangements. The new agreement provides for up to a $75,000,000 revolving credit facility repayable in three years, with the availability of repayments without penalty. The new agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

       Long-term debt consists of the following:

                                          September 30,    September 25,
                                              2000             1999
                                                   (in thousands)
       $40,000,000 unsecured term note,
       with 60 monthly principal payments
       of $666,667 plus 6.61% interest
       fixed through swap agreements
       beginning January 8, 1998
       (subject to financial covenants),
       subsequently refinanced as
       long-term, discussed above             $18,000          $26,000

       $30,000,000 unsecured general-
       purpose bank credit line, with
       interest rate tied to LIBOR with
       interest payments due monthly
       (subject to financial covenants),
       subsequently refinanced as
       long-term, discussed above              21,000           11,000

       7.25% redeemable economic
       development revenue bonds
       payable December 2005;
       interest payable semiannually
       (subject to financial covenants)         5,000            5,000

       Other                                      667              874
                                               44,667           42,874
       Less current maturities                  2,186            8,214
                                              $42,481          $34,660

       Annual principal payments of long-term debt as of September 30, 2000 are as follows (in thousands):

                           2001                $2,186
                           2002                   113
                           2003                   368
                           2004                37,000
                           2005                     -
                           2006 and thereafter  5,000
                                              $44,667


       NOTE H - INCOME TAXES

       Income tax expense is as follows:
                                          Fiscal year ended
                                September 30,    September 25,   September 26,
                                    2000             1999            1998
                                               (in thousands)
       Current
         U.S. Federal             $4,697           $4,516          $5,389
         Foreign                      41               55              38
         State                       479              491             525
                                   5,217            5,062           5,952
       Deferred
         U.S. Federal                606            3,046             913
         Foreign                       -                -               7
         State                        32              269              87
                                     638            3,315           1,007
                                  $5,855           $8,377          $6,959

       The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                          Fiscal year ended
                                September 30,    September 25,   September 26,
                                    2000             1999            1998
                                          (in thousands)
       Income taxes at
         statutory rates          $5,341           $7,698          $6,395
       Increase (decrease) in
         taxes resulting from:
       State income taxes, net
         of federal income
         tax benefit                 337              324             404
         Nontaxable income           (28)             (38)            (55)
         Other, net                  205              393             215
                                  $5,855           $8,377          $6,959


       Deferred tax assets and liabilities consist of the following:

                                September 30,         September 25,
                                    2000                1999
                                         (in thousands)
       Deferred tax assets:
         Vacation accrual           $427                $391
         Insurance accrual         1,162                 862
         Allowances                1,187                 566
         Other, net                1,062                 765
                                   3,838               2,584
       Deferred tax liabilities:
         Depreciation of property
           and equipment          12,046              10,151
         Other, net                  132                 135
                                  12,178              10,286
                                  $8,340              $7,702


       NOTE I - EARNINGS PER SHARE

       The Company's calculation of EPS is as follows:
                                           Fiscal Year Ended September 30, 2000
                                                     Income    Shares  Per Share
                                                 (Numerator)(Denominator) Amount
                                      (in thousands, except per share amounts)
       Earnings Per Basic Share

       Net Income available to common stockholders    $9,968    8,819    $1.13
       Effect of Dilutive Securities
       Options                                             -      244     (.03)
       Earnings Per Diluted Share
       Net Income available to common stockholders plus
         assumed conversions                          $9,968    9,063    $1.10

       241,363 anti-dilutive weighted shares have been excluded in the computation of 2000 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

                                           Fiscal Year Ended September 25, 1999
                                                      Income   Shares  Per Share
                                                 (Numerator)(Denominator) Amount
                                      (in thousands, except per share amounts)
        Earnings Per Basic Share
       Net Income available to common stockholders   $14,264    9,025    $1.58
       Effect of Dilutive Securities
       Options                                             -      505     (.08)
       Earnings Per Diluted Share
       Net Income available to common stockholders
         plus assumed conversions                    $14,264    9,530    $1.50

       29,484 anti-dilutive weighted shares have been excluded in the computation of 1999 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

                                           Fiscal Year Ended September 26, 1998
                                                      Income   Shares  Per Share
                                                 (Numerator)(Denominator) Amount
                                      (in thousands, except per share amounts)
       Earnings Per Basic Share
       Net Income available to common stockholders   $11,850    8,947    $1.32
       Effect of Dilutive Securities
       Options                                             -      421     (.06)
       Earnings Per Diluted Share
       Net Income available to common stockholders plus
         assumed conversions                         $11,850    9,368    $1.26

       34,000 anti-dilutive weighted shares have been excluded in the computation of 1998 diluted EPS because the options' exercise price is greater than the average market price of the common stock.


       NOTE J - COMMITMENTS

       1. Lease Commitments

       The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 30, 2000:

                          Plants and
                            Offices    Equipment     Total
                                   (in thousands)
       2001                   $4,323     $4,418     $8,741
       2002                    3,910      3,737      7,647
       2003                    3,407      3,142      6,549
       2004                    2,947      1,803      4,750
       2005                    2,497        395      2,892
       2006 and thereafter    11,225         12     11,237
                             $28,309    $13,507    $41,816

       Total rent expense was $9,330,000, $8,547,000 and $7,766,000 for fiscal years 2000, 1999 and 1998, respectively.

       2. Other Commitments

       The Company is a party to litigation which management currently believes will not have a material adverse effect on the Company's financial condition or results of operations.


       NOTE K - CAPITAL STOCK

       Under share repurchase programs authorized by the Board of Directors, 386,000 shares remain to be repurchased. In fiscal year 2000, the Company purchased and retired 614,000 shares of its common stock at a cost of $9,834,000. In fiscal year 1999, the Company purchased and retired 250,000 shares of its common stock at a cost of $5,625,000. The Company purchased the stock in 1999 from its President and Chief Executive Officer.


       NOTE L - STOCK OPTIONS

       The Company has a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 2,000,000 shares reserved under the Plan; options for 690,000 shares remain unissued as of September 30, 2000.

       The Company has a nonqualified stock option plan for nonemployee directors and the Chief Executive Officer of the Company whereby a total of 440,000 shares of common stock may be issued. Under this plan, each nonemployee director is granted options to purchase 3,000 shares of common stock, and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant, and the options expire ten years after date of grant. Other nonqualified options have been issued to the Chief Executive Officer, directors and certain employees.

       The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies APB No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                     Fiscal year ended
                                September 30,    September 25,   September 26,
                                       2000           1999            1998
                                  (in thousands, except per share amounts)
       Net Earnings:
            As reported               $9,968       $14,264         $11,850
            Pro forma                  8,609        13,054          11,112

       Earnings Per Diluted Share:
            As reported                $1.10         $1.50           $1.26
            Pro forma                    .95          1.37            1.18

       These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in fiscal 2000, 1999 and 1998, respectively; expected volatility of 30% for all years; risk-free interest rates of 6.35%, 6.21% and 5.12%; and expected lives ranging between 4.5 and 10 years for all years.

       A summary of the status of the Company's option plans as of fiscal years 2000, 1999 and 1998 and the changes during the years ended on those dates is represented below:

                                     Incentive              Nonqualified
                                     Stock Options          Stock Options
                                                Weighted              Weighted
                                      Stock     Average    Stock      Average
                                     Options    Exercise  Options     Exercise
                                    Outstanding   Price  Outstanding    Price
       Balance,
         September 28, 1997           876,386    $11.26    349,000     $11.41
           Granted                    223,396     15.77     34,000      19.25
           Exercised                 (150,949)    12.56    (22,500)      6.63
           Cancelled                  (52,500)    11.40          -          -

       Balance,
         September 26, 1998           896,333     12.18    360,500      12.41
           Granted                    241,860     21.87     34,000      21.75
           Exercised                 (149,960)    11.62    (62,000)     11.39
           Cancelled                  (37,574)    12.22          -          -

       Balance
         September 25, 1999           950,659     14.67    332,500      13.56
           Granted                    186,334     13.68     34,000      15.94
           Exercised                 (113,253)    10.43    (10,500)      7.00
           Cancelled                 (108,446)    15.55          -          -

       Balance,
         September 30, 2000           915,294    $14.92    356,000     $13.99

       Exercisable Options,
         September 30, 2000           337,171              322,000

       The weighted average fair value of incentive options granted during fiscal years ended September 30, 2000, September 25, 1999 and September 26, 1998 was $4.93, $9.22 and $5.31, respectively. The weighted average fair value of nonqualified stock options granted during fiscal years ended September 30, 2000, September 25, 1999 and September 26, 1998 was $8.95, $13.75 and $10.56, respectively.

       The following table summarizes information about incentive stock options outstanding at September 30, 2000:

                      Options Outstanding              Options Exercisable
                       Number     Weighted               Number
                      Outstanding  Average   Weighted  Exercisable Weighted
                          at      Remaining  Average       at      Average
          Range of     September Contractual Exercise   September  Exercise
       Exercise Prices  30, 2000   Life       Price     30, 2000    Price

        $7.25 - $10.50  112,900     .8 years   $9.73    112,900     $9.73
       $11.00 - $16.38  579,281    2.9 years  $13.40    224,271    $11.64
       $17.57 - $24.50  223,113    3.8 years  $21.56          -         -
                        915,294                         337,171

       The following table summarizes information about nonqualified stock options outstanding at September 30, 2000:

                      Options Outstanding              Options Exercisable
                       Number     Weighted               Number
                      Outstanding  Average   Weighted  Exercisable Weighted
                          at      Remaining  Average       at      Average
          Range of     September Contractual Exercise   September  Exercise
       Exercise Prices  30, 2000   Life       Price     30, 2000    Price

       $10.75            34,000    1.6 years  $10.75     34,000    $10.75
       $11.00 - $15.94  254,000    4.7 years  $12.66    220,000    $12.16
       $19.25 - $21.75   68,000    9.1 years  $20.50     68,000    $20.50
                        356,000                         322,000


       NOTE M - 401(k) PROFIT-SHARING PLAN

       The Company maintains a 401(k) profit-sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $819,000, $684,000 and $512,000 were made in fiscal years 2000, 1999 and 1998, respectively.


       NOTE N - CASH FLOW INFORMATION

       The following is supplemental cash flow information:

                                          Fiscal year ended
                                September 30,    September 25,    September 26,
                                     2000             1999             1998
                                               (in thousands)
       Cash paid for:
         Interest                   $2,649          $3,231           $2,870
         Income taxes                3,474           5,617            6,461


       NOTE O - SEGMENT REPORTING

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

       The Company evaluates each segment's performance based on income or loss before taxes, excluding corporate and other unallocated expenses and non-recurring charges. Information regarding the operations in these reportable segments is as follows:

                                                    Fiscal year ended
                                   September 30,    September 25,  September 26,
                                         2000             1999           1998
                                                    (in thousands)
       Sales:
         Snack Foods                   $216,941         $196,690       $178,591
         Frozen Beverages               104,171           91,749         83,799
                                       $321,112         $288,439       $262,390
       Depreciation and Amortization:
         Snack Foods                    $14,273          $13,039        $12,167
         Frozen Beverages                16,109           14,599         12,992
                                        $30,382          $27,638        $25,159
       Earnings Before Taxes:
         Snack Foods                    $13,071          $17,227        $14,418
         Frozen Beverages                 2,752            5,414          4,391
                                        $15,823          $22,641        $18,809
       Capital Expenditures:
         Snack Foods                    $17,706          $12,332        $15,604
         Frozen Beverages                17,222           14,274         16,199
                                        $34,928          $26,606        $31,803
       Assets:
         Snack Foods                   $117,244         $112,271       $109,378
         Frozen Beverages               102,795          101,409        103,883
                                       $220,039         $213,680       $213,261

       Sales to a single Snack Foods' customer accounted for approximately 10% of the Company's sales in fiscal 1998.



       Report of Independent Certified Public Accountants

       Shareholders and Board of Directors

       J&J Snack Foods Corp.


       We have audited the accompanying consolidated balance sheets of J&J Snack Foods Corp. and Subsidiaries as of September 30, 2000 and September 25, 1999, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 30, 2000 (53 weeks, 52 weeks and 52 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J&J Snack Foods Corp. and Subsidiaries as of September 30, 2000 and September 25, 1999, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.


       Grant Thorton LLP

       Philadelphia, Pennsylvania

       November 7, 2000 (except for Notes B and G, as to which the date is November 20, 2000)


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

       Peter G. Stanley
       Vice President,
       Emerging Growth Equities, Ltd.

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


       Officers of Subsidiary Companies

       J&J SNACK FOODS CORP. OF NEW JERSEY

       John Duckett
       Vice President, Service & Assembly

       Anthony P. Harrison II
       Vice President, Quality Control and Research & Development

       Michael Karaban
       Vice President, Marketing

       H. Robert Long
       Vice President, Distribution

       Milton L. Segal
       Vice President, Purchasing

       Don Smith
       Vice President,
       Research & Development, West

       Steven J. Taylor
       Vice President, Sales

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

       Lou Fiorentino
       Vice President/General Manager
       Eastern Zone

       Rick Naylor
       Vice President/General Manager
       Central Zone

       Rod Sexton
       Vice President of Service Operations

       ICEE DE MEXICO, S.A. DE C.V.
       Andres Gonzalez
       Vice President


       PRETZELS, INC.
       Gary Powell
       President


       Quarterly Common Stock Data

                       Market Price
       Fiscal 2000     High      Low
       1st Quarter     22 3/4    15 1/2
       2nd Quarter     21 7/8    16 13/16
       3rd Quarter     20 1/2    14
       4th Quarter     19        12 1/2

       Fiscal 1999     High      Low
       1st Quarter     22 1/2    15 3/4
       2nd Quarter     25        19 5/16
       3rd Quarter     24        19 3/4
       4th Quarter     24 7/16   20 1/4


       Stock Listing

       The common stock of J&J Snack Foods Corp. is traded on the over-the-counter market on the NASDAQ National Market System with the symbol JJSF.


       Transfer Agent and Registrar

       American Stock Transfer & Trust Company
       6201 15th Avenue
       Brooklyn, NY 11219


       Independent Accountants

       Grant Thornton LLP
       Philadelphia, PA


       Counsel

       Blank, Rome, Comisky & McCauley LLP


       Annual Meeting

       The Annual Meeting of Shareholders is scheduled for Thursday, February 8, 2001 at 10:00 a.m. at the Hilton at Cherry Hill, 2349 W. Marlton Pike, Cherry Hill, New Jersey.


       Form 10-K

       Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

       J&J Snack Foods Corp.
       6000 Central Highway
       Pennsauken, NJ  08109
       Attention: Dennis G. Moore


       Web Site

       www.jjsnack.com