Form 10-K, Exhibit 13
period 2001-09-29
J&J SNACK FOODS CORP
filed 2001-12-20
CIK 785956

EXHIBIT 13.1






         J&J Snack Foods
         6000 Central Highway
         Pennsauken, NJ  08109
         (856) 665-9533
         www.jjsnack.com



         2001 ANNUAL REPORT

         30 Years of Perfecting the Art of Snack Foods

         Caption for cover:
         Cover illustration derived from Creation of Adam by Michelangelo, Sistine Chapel, Vatican/Canali
         Photobank Milan/SuperStock.

         FINANCIAL HIGHLIGHTS

                                     Fiscal year ended in September
                            2001     2000      1999      1998      1997
                              (In thousands except per share data)
         Net Sales       $351,696 $318,490  $286,493  $261,456  $219,275
         Net Earnings     $11,876   $9,968   $14,264   $11,850    $8,159
         Total Assets    $224,481 $220,039  $213,680  $213,261  $136,827
         Long-Term Debt   $28,368  $42,481   $34,660   $48,199    $5,028
         Stockholders'
            Equity       $146,143 $133,274  $131,169  $119,681  $105,904

         Common Share Data
         Earnings Per
           Diluted Share    $1.36    $1.10     $1.50     $1.26      $.91
         Earnings Per Basic
           Share            $1.40    $1.13     $1.58     $1.32      $.93
         Book Value Per
           Share           $16.92   $15.64    $14.57    $13.25    $11.97
         Common Shares
           Outstanding
           At Year End     8,636     8,522     9,000     9,036     8,850


         Contents
         2001 in Review             1
         President's Letter         2
         Soft Pretzels              4
         Frozen Beverages           6
         Frozen Desserts            8
         More Snacks               10
         Family of Brands          12
         Financial Information     13
         Corporate Information     29




         President's Letter

         As I reflect proudly on our 30-year anniversary and the pride I share with our employees, friends and shareholders, I am overwhelmed with the assignment that I have as Founder, CEO and Chairman of J&J Snack Foods Corp. And, after 30 years, or 360 months, or nearly 11,000 days of developing our classics, I find that both the company and I are just hitting our stride. I'm not a painter and I'm certainly not an artist by any stretch of the imagination, but I have been using whatever creative talent and minimum artistic ability I possess to help create our own classics. Our masterpieces.

         30th Anniversary -
         record sales and increased earnings

         Our fiscal year 2001 began with a weak start, but ended with a strong close. Our summary sketch of the year's highlights include:
         * Net sales grew by 10% to $352 million - the 30th consecutive year of increased sales
         * Net income grew 19% to $11.9 million
         * Earnings per share increased 24% to $1.36
         * Book value climbed to $16.92 per share

         Maintaining the artistic criteria

         Many years ago, we established criteria for creating our own classics or masterpieces. And, we still hold true to these criteria today. The principles include selling quality niche products, being a low cost producer and establishing strong marketing and distribution channels in carrying these products to the marketplace.

         Perfecting the art of snack foods

         In addition to our financial results, our 30th anniversary year also included important achievements in further developing our niches as well as expanding our product lines and distribution channels. In fiscal year 2001, we introduced our new "first-of-its-kind" PRETZEL FILLERS, a variety of specialty filled and topped soft pretzels. Four flavors (Twisted Pizza, Hollerin' Jalape-o, Cinnamon Apple Harvest and Sweet Dream Cream Cheese) were successfully introduced in the second half of our fiscal year. Sales of these national award-winning "Best In Show" soft pretzels have been good as the products are being well received. We expect to build on this momentum in our new fiscal year.

         With the completion of our first full year of selling MINUTE MAID* licensed products, we began to deliver on the potential opportunities we envisioned for our long-term partnership with The Minute Maid Company. Together with new creations such as our LUIGI'S SWIRL, an improved softer texture for LUIGI'S Real Italian Ice, and favorable weather in our important summer selling months, we had a record year with our frozen desserts and juice bars.

         Overall, our Snack Food segment, including sharp increases from cookie sales, the Uptown Bakery group and retail supermarkets, helped to make this year's record sales volume.

         ICEE Frozen Beverages - a blend of colors

         The ICEE Company had another record year in sales and further enhanced its position as a mechanical service provider and supporting infrastructure partner in the growing critical equipment service area. Aided by expanding new products such as SMOOTHEE by ICEE, JAVA FREEZE and FROZEN COCKTAILS, The ICEE Company now has product entries in multiple channels of our growing food service segment. ICEE has been developing as a classic for even longer than our snack food products. And now, with an artist's touch, we are blending colors and light to increase and enhance its market presence.

         Our strengths - past, present and future

         It seems I have stated this before. Simple but effective. Niche products, low cost producer, strong sales and marketing. Complemented by strategic alliances and partnerships with world-class companies. These are the criteria that have served us well in the past and present. And more importantly, will continue to serve us for the future.

         Gallery of market leaders

         We are not yet The Louvre, but we do take pride in our own gallery of market leaders including SUPERPRETZEL; ICEE and frozen beverages; churros; funnel cakes; as well as frozen juice bars and our fast growing cookie segment. At J&J Snack Foods, we have spent the past 30 years perfecting the art of snack foods and beverages. We will continue the process and momentum with the tremendous talent and experience our team has brought together. I'm confident the succeeding years will be equally artistic. Pass the paintbrush please.


         Sincerely,

         Gerald B. Shreiber
         President and Chairman
         December 1, 2001

         *MINUTE MAID is a registered trademark of The
            Coca-Cola Company.

         Caption:

         J&J Snack Foods Corp. joins with millions of Americans in extending our deepest sympathy for the victims and all those affected by the September 11th attacks on our country.

         God Bless America.

         Portrait of Gerald B. Shreiber derived from Self
         Portrait by Vincent van Gogh, SuperStock.


         Soft Pretzels

         J&J Snack Foods is proud to be the world's largest manufacturer of soft pretzels - with over a billion produced each year! Our flagship brand, SUPERPRETZEL, America's Favorite Soft Pretzel, remains the clear category leader.

         SUPERPRETZEL - A one-of-a-kind original

         Thirty years ago, history was in the making as SUPERPRETZEL was born. It has since grown to become a full palette of creative soft pretzel products that continues to evolve to satisfy changing consumer tastes.

         For three decades, J&J has been masterful in leading snack food trends. And because today's lifestyles demand convenience, our innovative soft pretzel products have become the ideal snack for today's consumers, who are constantly on the move and looking for a grab-and-go snack. They enjoy our SUPERPRETZEL soft pretzels at tens-of-thousands of high-traffic locations across the country: malls and shopping centers; stadiums and sports arenas; amusement, leisure and theme parks; schools and colleges; movie theaters; business and industry cafeterias; fast food outlets; and supermarkets, chain, convenience and warehouse club stores.

         Food Service... a valuable market

         Food Service soft pretzel sales grew this year with an important contribution from the November 2000 acquisition of Uptown Bakeries, which manufactures an impressive collection of fresh bakery products including soft pretzels, bagels, donuts, muffins and cookies.

         The unveiling of PRETZEL FILLERS in May 2001 also contributed to the sales increase. These award-winning soft pretzels are the first of their kind. This new generation of filled soft pretzel is available in four delicious varieties: Twisted Pizza, Hollerin' Jalape-o, Cinnamon Apple Harvest and Sweet Dream Cream Cheese. Introductory sales of PRETZEL FILLERS to sports arenas, theaters, schools and colleges, convenience stores, and business and industry channels are very encouraging. Like fine art, we expect their value to appreciate over time.

         A creative lesson for America's children

         Across the country, SUPERPRETZEL products continue to delight schoolchildren. Our shaped soft pretzels - including shamrocks, hearts, stars, and more - help create seasonal promotions in an artistic way. They're fun and delicious, and they satisfy bread requirements for the U.S.D.A. National School Lunch/Breakfast Program. And now, kids can enjoy a lunchtime classic:
         PBJ CRUISERS, peanut butter and jelly-filled soft pretzels - introduced during the fourth quarter of fiscal 2001. They meet both bread and protein requirements!

         SUPERPRETZEL Smiles at the supermarket

         The SUPERPRETZEL brand, the market leader in the soft pretzel category, is the clear consumer choice. In fiscal 2001, soft pretzel sales grew, driven by a 10% sales spike for SUPERPRETZEL SOFTSTIX, our cheese-filled soft pretzel sticks co-branded with KRAFT*.

         Our Restaurant Group - which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region - played an increasing role in the development and marketing of some of our new products, including PRETZEL.FILLERS. Although sales declined by 6%, primarily due to reduced mall traffic and store closings, the strategic use of this group provides quick access to new product analysis.

         *KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft Foods, Inc.

         Caption:

         Derived from American Gothic by Grant Wood, Friends of the American Art Collection. All rights reserved by the Art Institute of Chicago and VAGA, New York, NY.


         Frozen Beverages

         The ICEE Company, our frozen beverage division and the world's largest distributor of frozen beverages, had another strong showing. Sales continued to grow in fiscal 2001. While maintaining its loyal customer base, ICEE continues to broaden its appeal with popular flavor additions such as sour green apple.

         The tools of the trade

         Served from our proprietary dispensing equipment, the ICEE brand is sold throughout the United States, and across the borders in Canada and Mexico, while other brands such as ARCTIC BLAST are also available. As a part of the ICEE experience, consumers can use either straws or spoons to savor these delicious carbonated and uncarbonated treats.

         So that consumers can enjoy one of our delicious frozen drinks wherever they choose, an additional 1,500 new dispensing machines were installed nationwide this past fiscal year. Now 21,500 food service outlets make our refreshing ICEE frozen beverages available to the public... and more locations are being added every day. Many of the same outlets also offer our delicious SUPERPRETZEL soft pretzels and other J&J snack food products, making for a classic combo purchase!

         Mastering the art of service

         When your product depends on equipment and its performance for sales, service is critically important, and no one does it better than The ICEE Company. Our centralized Customer Service Center supports a nationwide network of branches and service technicians exhibiting state-of-the-art "Service Excellence". In fiscal 2001 we also expanded our network and infrastructure in order to perform service for other beverage and related food equipment providers and users as well.

         Frozen drinks and friends

         Our long-term marketing agreement with The Coca-Cola Company exemplifies the power of partners. The ICEE Company provides service for all frozen carbonated beverage dispensing machines in Burger King* locations across the country, while The Coca-Cola Company provides the syrup. We continue to partner with The Coca-Cola Company and look forward to creating exciting new beverage programs together.

         Capitalizing on promotional opportunities and successful merchandising are other time-tested components of ICEE's consumer appeal. Throughout the year we initiate account-specific themed promotions - made available nationally - including sweepstakes, major movie release tie-ins, and NFL** and NASCAR(r)*** cup promotions. Clearly, consumers can't resist the awe-inspiring graphics that stimulate impulse purchases in high-traffic locations every time.

         Uncarbonated and unbelievably good

         Sales of our frozen uncarbonated beverages - including SMOOTHEE by ICEE, JAVA FREEZE and FROZEN COCKTAILS - painted a pretty picture in fiscal 2001. SMOOTHEE by ICEE, made with real fruit juice and offered in a variety of flavors, is now a schooltime favorite... and gourmet coffee-flavored JAVA FREEZE exhibited popularity at snack bars. FROZEN COCKTAILS, created expressly for adults, can be enjoyed with or without alcohol at sports and entertainment venues everywhere. Try one for a taste sensation!

           *Burger King is a registered trademark of Burger
         King Corporation.
          **NFL is a registered trademark of The National
         Football League.
         ***NASCAR is a registered trademark of The National
         Association for Stock Car Auto Racing, Inc.

         Caption:

         Derived from Members of the Draper's Club by Rembrandt van Rijn, Rijksmuseum, Amsterdam/SuperStock.


         Frozen Desserts

         There is no mistaking the smiles when it comes to J&J's recognizable and impressive brands of frozen desserts, which include LUIGI'S, ICEE, MINUTE MAID*, SHAPE UPS, CHILL and MAMA TISH'S. Sales were up significantly in fiscal 2001.

         Made for each other

         Our long-term partnership with The Minute Maid Company
         - which was forged in 1999 - provides J&J exclusive rights to manufacture, sell and distribute licensed frozen juice products under the MINUTE MAID brand name. Our frozen dessert business has enjoyed significant growth as a result.

         As part of this marketing agreement, we unveiled a brand-new, state-of-the-art water purification system in our Scranton, Pennsylvania facility. This 99.7% pure water ultrafiltration system ensures that the water that goes into our frozen desserts is as safe and pure as can be.

         Masterful results for food service

         New distribution, new product introductions and the February 2001 acquisition of CHILL brand fruit ice food service products produced a strong 16% increase in sales for the Food Service division. The CHILL brand reinforces the already strong J&J line-up, especially in leisure and theme accounts and at sports venues.

         More smiles at the store

         Fiscal 2001 was picture-perfect for retail supermarket sales, which increased 28%! LUIGI'S - the nation's top-selling brand of Italian ice - posted strong gains, helped by an improved, softer texture formulation and the successful test-market introduction of LUIGI'S SWIRL, two flavors swirled together into one delicious frozen treat. Look forward to more flavors and a national rollout in fiscal 2002.

         MINUTE MAID Juice Bars, MINUTE MAID Soft Frozen Lemonade and ICEE Squeeze Tubes all capitalized on their strong brand awareness with increased sales and distribution. Like fine art, their value to consumers will continue to appreciate.

         2001 was also a portrait of success for warehouse club store sales, due to a marked increase in sales of MINUTE MAID Soft Frozen Lemonade in particular, as well as ICEE, LUIGI'S and MAMA TISH'S brands.

         Style and substance at school

         With more than 80 million servings every year, SHAPE UPS frozen juice bars are far and away the #1 juice bar with America's schoolchildren. They proudly carry the Child Nutrition (CN) Label and fulfill juice requirements for the U.S.D.A. National School Lunch/Breakfast Program, making them the obvious choice for school food service directors nationwide. In the fourth quarter, we received extra credits for our fresh, new look and the addition of the MINUTE MAID brand name, so expect our grades to improve even more in 2002.

         *MINUTE MAID is a registered trademark of The Coca-
         Cola Company.

         Caption:

         Derived from Mona Lisa by Leonardo da Vinci, Musee du
         Louvre, Paris/SuperStock.

         More Snacks

         J&J continues to receive positive reviews for our gallery of other sweet and dreamy niche snack foods and bakery goods, including cookies, churros and funnel cakes. Our Los Angeles-based West Coast Bakery, which produces frozen cookie dough, commercial specialty baking products, contract private label products, and organically certified baked goods, turned in another solid performance in fiscal 2001, with a 4% sales increase.

         More hands in our cookie jar

         On the wings of a 20% sales increase in fiscal 2001, J&J continues to demonstrate skill and savvy in the expanding food service cookie market.

         Our wholesome MRS. GOODCOOKIE brand ascended to new heights this past year with increased sales and the introduction of individually wrapped cookies in an assortment of sizes and flavors. The cookie business also got a boost from our CAMDEN CREEK brand, our private label fundraising cookies and the distribution of cookies through Uptown Bakeries. Uptown has allowed J&J to enter the fresh bakery arena with lots of goodies - bagels, donuts, muffins and more. Thanks to our newly expanded food service sales and distribution base, the sky's the limit for potential future growth.

         Churros are churning ahead

         Capturing the essence of the Southwest, TIO PEPE'S churros - crispy, cinnamon, doughnut-like snacks - continue to broaden their appeal from their Hispanic roots into mainstream American culture. Fiscal 2001 was encouraging, due to a 3% sales increase in our food service business led by widening acceptance of our fruit-filled churros.

         Our tasty fruit-filled churros are also helping us get a foothold in the promising school food service channel, as they satisfy both bread and fruit requirements for the U.S.D.A. National School
         Lunch/Breakfast Program. Children and food service directors alike are delighted they're on the menu.

         Sales in the retail supermarket provided the finishing touch for churros with an 11% sales increase in fiscal
         2001 due to increased consumption.

         Funnel cakes in fine form

         Our heavenly funnel cakes, available as frozen pre-cooked and pre-shaped or as make-your-own dry mix, continue their sweet success in food service. In fact, THE FUNNEL CAKE FACTORY brand funnel cakes crafted a 12% sales gain this past year. They continue to make an impression in all the channels where they are sold, including theme and amusement parks, stadiums and arenas, fundraising and at special events. They also earn high grades with America's schoolchildren - as they meet bread requirements for the U.S.D.A. National School Lunch/Breakfast Program.

         J&J looks forward to refining the art of snack foods and beverages for decades to come - by viewing each of our products as a masterpiece. We thank everyone who has contributed to our first 30 years and look forward to creating new and exciting snack innovations in the years ahead.

         Caption:

         Derived from Sistine Madonna by Raphael, SuperStock.


         J&J Snack Foods Corp.
         FAMILY OF BRANDS


         Timeline:

         J&J Snack Foods Corp. is a classic portrait of "The
         American Dream". Follow our 30-year history of growth.

         1971
         * September 27 - Gerald B. Shreiber purchases J&J Soft
         Pretzel Co. at bankruptcy auction. J&J Snack Foods
         Corp. established in Pennsauken, NJ.

         1972
         * Los Angeles Branch opens. Business activity is initiated in Western U.S.

         1973
         * SUPERPRETZEL Soft Pretzel trademark registered.

         1974
         * J&J introduces animated carousel display cases.
         * Sales break $1 million mark.

         1975
         * Plant expanded, production capacity doubled.

         1976 - 77
         * National network of distributors developed. Soft pretzel markets expanded.

         1978
         * Acquisitions of two soft pretzel manufacturers give
         J&J a national presence:
           - Frampton Corp. - St. Louis, MO
           - Pretzel Man Corp. - Los Angeles, CA
         * "King Size" soft pretzels introduced.

         1980-81
         * Churro product acquired from subsidiary of Rapid
         American Corp. TIO PEPE'S Churros created.

         1982
         * Exclusive license rights for the manufacture and sale of AMF pretzel twisters acquired.

         1983-84
         * New building acquired and major expansion completed.
         Capacity increases fourfold.
         * Acquisition of BSP Soft Pretzel Co. (formerly
         Bachman Soft Pretzel Co.)
         * SUPER JUICE Juice Bar product line introduced.

         1985-86
         * J&J expands into retail supermarket business.
         * Company completes successful initial public offering of 600,000 shares. Stock is traded on NASDAQ.
         * DUTCHIE soft pretzel business acquired.
         * Southern Food Products acquired and western soft pretzel operations relocated to its facility in Vernon, CA.
         * Sales go over $25 million.

         1987
         * At first Annual Shareholders' Meeting, Gerald B. Shreiber, Chairman, announces $100 million sales goal by 1992.
         * Company completes successful $20 million Convertible Debenture offering.
         * Controlling interest in ICEE-USA is acquired, adding Frozen Carbonated Beverages to our niche products.
         * J&J acquires FROSTAR frozen novelties from Schwan's.
         * Sales climb to over $47 million.

         1988
         * J&J is recognized by Forbes magazine as one of the 200 Best Small Companies in America.
         * Acquisitions of:
           - Trotter Soft Pretzel Co.
           - Western Syrup
           - American Snack Foods
           - MIA Products Co.

         1989
         * New generation of soft pretzel twisters developed.
         King size soft pretzel production automated.
         * $20 million Convertible Debentures converted to common stock 2 years after issuance.
         * LUIGI'S Real Italian Ice introduced to supermarkets.

         1990
         * Frozen Carbonated Beverage business expanded through the acquisition of Michigan Carbonic Company.

         1991
         * Company logo updated; retail SUPERPRETZEL package redesigned.
         * Additional common stock offering raises $29 million.
         * Company breaks $100 million sales mark.
         * J&J is again recognized by Forbes magazine.

         1992
         * SOFTSTIX Cheese Filled Soft Pretzel Sticks added to
         SUPERPRETZEL line.
         * ARCTIC BLAST frozen carbonated beverage introduced.

         1993
         * New 104,000 square foot state-of-the-art distribution center opened at Pennsauken facility.

         1994
         * Acquisitions of:
           - The Funnel Cake Factory, Inc.
           - Bavarian Soft Pretzels, Inc.

         1995
         * ICEE international rights acquired.

         1996
         * Acquisitions of:
           - Pretzel Gourmet Corp.
           - Mazzone Enterprises, Inc.
           - Bakers Best Snack Food Corp.
         * New frozen warehouse and distribution center opened in Vernon, CA.

         1997
         * Acquisitions of:
         - Pretzels, Inc.
         - Mama Tish's International Foods
         * Sales exceed $220 million.

         1998
         * J&J makes its biggest acquisition to date with National ICEE Corp.
         * Mrs. GoodCookie, a line of ready-to-bake cookies is introduced.

         1999
         * J&J acquires CAMDEN CREEK BAKERY.
         * Frozen novelties are introduced under the ICEE brand.

         2000
         * J&J launches a line of frozen desserts under the Minute Maid brand.
         * SUPERPRETZEL merchandiser/display is updated with a new look for the millennium.

         2001
         * J&J acquires Uptown Bakeries.
         * Pretzel Fillers, a new and unique line of filled and topped soft pretzels, are introduced.
         * Sales reach $352 million.

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

         RESULTS OF OPERATIONS

         Fiscal 2001 (52 weeks) Compared to Fiscal 2000
         (53 weeks)

         Net sales increased $33,206,000 or 10% to $351,696,000 in fiscal 2001 from $318,490,000 in fiscal 2000.

         Excluding sales resulting from acquisitions, sales increased 5% for the 52 weeks compared to the 53 weeks in fiscal 2000.

         The Company has two reportable segments, as disclosed in the notes to the consolidated financial statements: Snack Foods and Frozen
         Beverages. The Snack Foods segment manufactures and distributes snack foods and bakery items, which includes sales to food service customers, retail supermarkets and our restaurant group. The
         Frozen Beverages segment markets and distributes frozen beverage products. These segments are managed as strategic business units due to their distinct production processes and capital requirements.

         Snack Foods

         Sales to food service customers increased
         $22,726,000 or 19% to $140,911,000 in fiscal
         2001. Excluding sales resulting from
         acquisitions, sales would have increased approximately 4% for the year. Soft pretzel sales to the food service market increased 2% to $61,520,000 for the 2001 year. Excluding sales resulting from acquisitions, food service soft pretzel sales would have decreased approximately
         3%. Churro sales increased 3% to $11,478,000.
         Frozen juice bar and ices sales increased 16% to $33,558,000. Approximately 40% of the frozen juice bars and ices sales increase resulted from acquisitions. Sales of cookies to food service customers increased $2,346,000, or 20%, to $13,943,000 for the year.

         *Minute Maid is a registered trademark of The
         Coca-Cola Company.

         Sales of products to retail supermarkets increased $8,533,000 or 16% to $62,437,000 in fiscal 2001. Total soft pretzel sales to retail supermarkets were $26,336,000, an increase of 2% from fiscal 2000. Sales of our flagship
         SUPERPRETZEL brand soft pretzels increased 2% to $24,093,000. Sales of frozen juice bars and ices increased $8,113,000 or 28% to $36,935,000 in
         2001 from $28,822,000 in 2000 due to increased volume of LUIGI'S Real Italian Ice and the Company's MINUTE MAID* brand licensed products.

         Bakery sales increased $1,054,000 or 4% to $30,462,000 in fiscal 2001 due to increased unit sales across our customer base. Our Bavarian
         Pretzel Bakery restaurant group sales decreased
         6% to $12,043,000 for the year due to decreased mall traffic and the closing of unprofitable stores. All of the increases and decreases in sales throughout the Snack Foods segment were primarily the result of changes in unit volume.

         Frozen Beverages

         Frozen beverage and related product sales increased $1,672,000 or 2% to $105,843,000 in fiscal 2001. Beverage sales alone increased 2% to $89,930,000 for the year although gross profit on beverage sales was essentially unchanged for the year. Service and lease revenue increased
         $1,433,000, or 13% to $12,396,000 for the year.

         Consolidated

         Gross profit decreased to 49% of sales in 2001 from 52% of sales in 2000. Approximately 85% of the decrease is due to the inclusion of Uptown
         Bakeries which has a low gross profit percentage relative to the balance of the Company's business.

         Total operating expenses increased $7,360,000 to $152,761,000 in fiscal 2001 and as a percentage of sales decreased to 43% in 2001 from 46% in 2000. Marketing expenses decreased to 31% of sales in fiscal 2001 from 33% in 2000 because of the inclusion of Uptown Bakeries which had no significant marketing expenses. Distribution and administrative expenses were 8% and 4%, respectively, in both years.

         Operating income increased $1,737,000 or 9% to $20,549,000 in fiscal 2001.

         Operating income was impacted by higher property and casualty insurance costs of approximately
         $1,500,000 for the year. The higher costs were due to market conditions and the Company's claims experience.

         Interest expense increased $428,000 to $3,183,000 in fiscal 2001 due to debt incurred to fund acquisitions and a $213,000 charge to writedown a swap agreement to fair value.

         Sundry income increased $1,476,000 to $833,000 in 2001 compared to sundry expense of $643,000 in 2000, primarily due to insurance gains and the settlement of certain litigation in 2001 compared to the writedown to its net realizable value of property held for sale in 2000.

         The effective income tax rate was 36% in fiscal
         2001 and 37% in fiscal 2000.Net earnings increased $1,908,000 or 19% in fiscal 2001 to $11,876,000 or $1.36 per fully diluted share.

         Fiscal 2000 (53 weeks) Compared to Fiscal 1999
         (52 weeks)

         Net sales increased $32,673,000 or 11% to $318,490,000 in fiscal 2000 from $286,493,000 in fiscal 1999.

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

         Snack Foods

         Sales to food service customers increased
         $4,978,000 or 4% to $118,185,000 in fiscal 2000.
         Soft pretzel sales to the food service market decreased 2% to $60,309,000 due primarily to lower unit sales to two customers. Churro sales decreased 8% to $11,162,000 due primarily to decreased unit sales to two customers. Frozen juice bar and ices sales increased 7% to $29,014,000. Sales of the Company's MINUTE MAID brand licensed products accounted for the frozen juice bars and ices sales increase. Sales of cookies to food service customers increased
         $4,471,000, or 63%, to $11,597,000 for the year
         due to the acquisition of the Camden Creek Bakery cookie business and increased unit sales.

         Sales of products to retail supermarkets increased $11,921,000 or 28% to $53,904,000 in fiscal 2000. Total soft pretzel sales to retail supermarkets were $25,721,000, an increase of 7% from fiscal 1999. Sales of our flagship
         SUPERPRETZEL brand soft pretzels, excluding
         SOFTSTIX, increased 3% to $19,340,000. An advertising program which began in last year's first quarter helped boost year ago pretzel sales. SOFTSTIX sales increased $1,203,000 or 40% to $4,234,000 from the previous year. Sales of frozen juice bars and ices increased $10,949,000 or 61% to $28,822,000 in 2000 from $17,873,000 in
         1999 due primarily to the introduction of the Company's MINUTE MAID brand licensed products.

         Bakery sales increased $2,503,000 or 9% to $29,408,000 in fiscal 2000 due to increased unit sales across our customer base. Our Bavarian
         Pretzel Bakery restaurant group sales increased
         1% to $12,822,000 for the year.

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

         Total operating expenses increased $18,834,000 to $145,401,000 in fiscal 2000 and as a percentage of sales increased to 46% in 2000 from 44% in 1999. Marketing expenses increased to 33% of sales in fiscal 2000 from 32% in 1999 due to increased depreciation expense of frozen beverage dispensers, increased payroll and vehicle costs for the servicing of frozen beverage dispensers and establishing of reserves for trade receivables from movie theatre chains.
         Distribution expenses were 8% of sales in fiscal
         2000 and 1999. Administrative expenses were 4% of sales in both fiscal 2000 and 1999.

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

         ACQUISITIONS, LIQUIDITY AND CAPITAL RESOURCES

         In November 2000, the Company acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells bakery items to the food service industry with approximate annual sales of $17,000,000.

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

         Fluctuations in the value of the Mexican peso and the resulting revaluation of the net assets of the Company's Mexican frozen beverage subsidiary caused decreases of $25,000 and $15,000 in accumulated comprehensive income in the 2001 and 2000 fiscal years, respectively, and an increase of $93,000 in fiscal year 1999. In 2001, sales of the Mexican subsidiary were $3,248,000 as compared to $2,967,000 in 2000.

         In fiscal year 2001, the Company purchased and retired 111,000 shares of its common stock at a cost of $1,431,000. In fiscal year 2000, the Company purchased and retired 614,000 shares of its common stock at a cost of $9,834,000. In fiscal year 1999, the Company purchased and retired 250,000 shares of its common stock at a cost of $5,625,000. The Company purchased the stock in 1999 from its President and Chief
         Executive Officer. Under a buyback authorization approved by the Board of Directors in December
         1999, 275,000 shares remain to be purchased at September 29, 2001.

         Subsequent to September 29, 2001 and prior to the issuance of these financial statements, the Company refinanced its general-purpose bank credit line. The outstanding balance under this facility was $23,000,000 at September 29, 2001.
         The new agreement provides for up to a
         $50,000,000 revolving credit facility repayable in three years, with the availability of repayments without penalty. The new agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

         In December 2001, the Company borrowed $5,000,000 on its general-purpose bank credit line to pay off early its $5,000,000 7.25% redeemable economic development revenue bond payable
         December 2005.

         In June 1998, Statement of Financial Accounting
         Standards (SFAS) No. 133 "Accounting for
         Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS
         No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000.
         In June 2000, SFAS 138 was issued, "Accounting for Certain Derivative Instruments and Certain
         Hedging Activities, an amendment of SFAS 133."
         SFAS 133, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their respective fair values.
         Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. The Company adopted SFAS 133, as amended by SFAS 138, on October 1, 2000. Based on the Company's minimal use of derivatives, the adoption of this standard did not have a significant impact on earnings or financial position of the Company.

         In December 1999, the Securities and Exchange
         Commission issued Staff Accounting Bulletin No.
         101, Revenue Recognition in Financial Statements
         (SAB 101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB
         101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company implemented the provisions of SAB 101 on October 1, 2000. The
         Company's revenue recognition policies complied with the guidance contained in SAB 101 and, therefore, the Company's results of operations were not materially affected.

         On June 29, 2001, SFAS No. 141, Business
         Combinations, and SFAS No. 142, Goodwill and
         Intangible Assets, were issued. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them.
         SFAS No. 142 is effective for fiscal years beginning after December 31, 2001 and early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided they have not issued their first quarter financial statements. The Company anticipates early adopting SFAS 142 on September 30, 2001 and expects to complete the measurement of any potential transitional impairment loss by the due date of its first quarter financial statements.
         If adopted, the Company will no longer amortize goodwill, thereby eliminating an annual amortization expense of approximately $2,700,000.

         Fiscal 2001 Compared to Fiscal 2000

         Trade receivables increased $2,533,000 or 7% to $35,501,000 in 2001 due primarily to the receivables of Uptown Bakeries, which was acquired in November 2000. Inventories increased
         $276,000 or 1% to $21,749,000 in 2001.

         Property, plant and equipment decreased
         $4,413,000 to $104,756,000 because expenditures
         for dispensers required for the expansion of the frozen beverage business, for ovens and portable merchandisers required for the expansion of the food service business and for the expansion and upgrading of production capability at the Company's manufacturing facilities was approximately $13,000,000 less than depreciation of existing assets which was partially offset by the property, plant and equipment acquired in the Uptown Bakeries acquisition.

         Goodwill, trademarks and rights, net of
         accumulated amortization decreased $1,070,000 to
         $47,698,000 due to amortization net of the acquisition of the Chill brand fruit ice license agreement.

         Accounts payable and accrued liabilities increased $5,039,000 in 2001 from $33,641,000 in
         2000 due primarily to an increase in income taxes payable resulting from a change in the due date of the September 15 federal estimated tax payment to October 1.

         Current maturities of long-term debt decreased by $2,071,000 to $115,000 and long-term debt, less current maturities decreased by $14,113,000 to $28,368,000 primarily due to the paydown of debt.

         Deferred income taxes increased by $888,000 to $9,228,000 which related primarily to disposals and depreciation of property, plant and equipment.

         Common stock increased $1,018,000 to $29,421,000 in 2001 because of the exercise of incentive stock options and stock issued under the Company's stock purchase plan for employees, net of share repurchases.

         Net cash provided by operating activities increased $12,248,000 to $49,454,000 in 2001 primarily due to increased net earnings, depreciation and amortization of fixed assets, deferred income taxes and accounts payable and accrued liabilities.

         Net cash used in investing activities decreased
         $6,995,000 to $28,088,000 in 2001 primarily due
         to decreased purchases of property, plant and equipment.

         Net cash used in financing activities increased
         $8,619,000 in 2001 to $15,308,000 from $6,689,000
         in 2000. The increase of $8,619,000 was the result of net paydown in borrowings in 2001 of $16,184,000 compared to an increase in borrowings of $1,793,000 in 2000 offset by a decrease of $8,403,000 in payments to repurchase common stock.

         Fiscal 2000 Compared to Fiscal 1999

         There were no short-term investments held to maturity at September 30, 2000 as compared to $924,000 at September 25, 1999 because the investment matured during fiscal year 2000.

         Trade receivables increased $1,564,000 or 5% to $32,968,000 in 2000 primarily due to receivables generated from sales of the Company's MINUTE MAID brand licensed products, introduced in fiscal year 2000. Inventories increased $5,286,000 or 33% to $21,473,000 in 2000 primarily because of the introduction of the MINUTE MAID brand licensed products, parts required to service frozen beverage dispensers in over 7,000 Burger
         King* restaurants, and the start-up of cookie manufacturing on the East Coast.

         *Burger King is a registered trademark of Burger
         King Corporation.

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

         Current maturities of long-term debt decreased by $6,028,000 to $2,186,000 and long-term debt, less current maturities increased by $7,821,000 to $42,481,000 because of the reclassification of debt due under an unsecured term loan and a general-purpose bank credit line which was refinanced subsequent to September 30, 2000 and prior to the issuance of these financial statements.

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

                     CONSOLIDATED STATEMENTS OF EARNINGS

                                                         Fiscal year ended
                                  September 29, September 30, September 26,
                                          2001           2000     1999
                                       (52 weeks)    (53 weeks)  (52 weeks)
                               (in thousands, except per share information)

         Net Sales                       $351,696     $318,490  $286,493
         Cost of goods sold               178,386      154,277   134,963
              Gross profit                173,310      164,213   151,530
         Operating expenses
              Marketing                   110,323      104,784    90,563
              Distribution                 26,985       26,296    22,366
              Administrative               12,747       11,470    10,668
              Amortization of intangibles
               and deferred costs           2,706        2,851     2,970
                                          152,761      145,401   126,567
                   Operating income        20,549       18,812    24,963

         Other income (expenses)
              Investment income               356          409       487
              Interest expense             (3,183)      (2,755)   (3,224)
              Sundry                          833         (643)      415
                                           (1,994)      (2,989)   (2,322)
                   Earnings before
                       income taxes        18,555       15,823    22,641

         Income taxes                       6,679        5,855     8,377

                   NET EARNINGS           $11,876       $9,968   $14,264
         Earnings per diluted share         $1.36        $1.10     $1.50
         Weighted average number of
             diluted shares                 8,754        9,063     9,530
         Earnings per basic share           $1.40        $1.13     $1.58
         Weighted average number
             of basic shares                8,502        8,819     9,025

         The accompanying notes are an integral part of these statements.


                            CONSOLIDATED BALANCE SHEETS

                                         September 29,     September 30,
                                            2001 2000
                                 (in thousands,  except share amounts)
         Assets
         Current Assets
              Cash and cash equivalents         $7,437     $1,379
              Receivables
                   Trade, less allowances of
                   $1,672 and $1,573,
                   respectively                 35,501     32,968
                   Other                         1,517        658
              Inventories                       21,749     21,473
              Prepaid expenses and other         1,197      1,418
                   Total current assets         67,401     57,896

         Property, Plant and Equipment,
              at cost                          279,423    261,324
              Less accumulated depreciation
                   and amortization            174,667    152,155

         Other Assets                          104,756    109,169
              Goodwill, trademarks and rights,
              less accumulated amortization
              of $14,108 and $11,423,
              respectively                      47,698     48,768
              Long-term investment securities
              held to maturity                   1,515      1,620
              Sundry                             3,111      2,586
                                                52,324     52,974
                                              $224,481   $220,039

         Liabilities and Stockholders' Equity
         Current Liabilities
              Current maturities of
              long-term debt                      $115     $2,186
              Accounts payable                  24,515     24,913
              Accrued liabilities               16,047      8,728
                   Total current liabilities    40,677     35,827

         Long-Term Debt, less current
              maturities                        28,368     42,481
         Deferred Income Taxes                   9,228      8,340
         Other Long-Term Liabilities                65        117

         Stockholders' Equity
         Preferred stock, $1 par value; authorized,
              5,000,000 shares; none issued          -          -
         Common stock, no par value;
              authorized, 25,000,000 shares;
              issued and outstanding, 8,636,000
              and 8,522,000 respectively        29,421     28,403
         Accumulated other comprehensive loss   (1,641)    (1,616)
         Retained earnings                     118,363    106,487
                                               146,143    133,274
                                              $224,481   $220,039

         The accompanying notes are an integral part of these statements.

         CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                          Accumulated
                                             Other
                           Common Stock Comprehensive Retained
                                                                Comprehensive
                            Shares Amount   Loss  Earnings Total Income
                                         (in thousands)
         Balance at September 27,
             1998          9,036 $39,120 $(1,694) $82,255 $119,681
         Issuance of common
          stock upon exercise
          of stock options   200   2,487       -        -    2,487
         Issuance of common
          stock for employee
          stock purchase plan 14     269       -        -      269
         Foreign currency
          translation
          adjustment           -       -      93        -       93    $93
         Repurchase of common
          stock             (250) (5,625)      -        -   (5,625)
         Net earnings for
          the fiscal year
          ended September 25,
          1999                 -       -       -   14,264   14,264 14,264
         Comprehensive Income  -       -       -        -        -$14,357

         Balance at September 25,
             1999          9,000 $36,251 $(1,601) $96,519  $131,169
         Issuance of common
          stock upon exercise
          of stock options   118   1,688       -        -     1,688
         Issuance of common
          stock for employee
          stock purchase plan 18     298       -        -       298
         Foreign currency
          Translation
          adjustment           -       -     (15)       -       (15) $(15)
         Repurchase of common
          stock             (614) (9,834)      -        -    (9,834)
         Net earnings for
          the fiscal year
          ended September 30,
          2000                 -       -       -    9,968     9,968  9,968
         Comprehensive Income  -       -       -        -         - $9,953

         Balance at September 30,
             2000          8,522 $28,403 $(1,616)$106,487  $133,274
         Issuance of common
          stock upon exercise
          of stock options   207   2,194       -        -     2,194
         Issuance of common
          stock for employee
          stock purchase plan 18     255       -        -       255
         Foreign currency
          Translation
          adjustment           -       -     (25)       -       (25)  $(25)
         Repurchase of common
          stock             (111) (1,431)      -        -    (1,431)
         Net earnings for
          the fiscal year
          ended September 29,
          2001                 -       -       -   11,876    11,876  11,876
         Comprehensive Income  -       -       -        -         - $11,851

         Balance at September 29,
             2001          8,636 $29,421 $(1,641)$118,363  $146,143

         The accompanying notes are an integral part of this statement.


         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Fiscal year ended
                                September 29, September 30, September 25,
                                        2001      2000      1999
                                    (52 weeks)(53 weeks)(52 weeks)
                                             (in thousands)
         Operating activities:
           Net earnings                $11,876   $9,968    $14,264
           Adjustments to reconcile
            net earnings to net cash
            provided by operating
            activities:
              Depreciation and
                amortization of
                fixed assets            30,170   26,947     24,179
              Amortization of
                intangibles and
                deferred costs           3,346    3,435      3,459
             (Gains) losses from
                disposals and write-
                downs of property
                and equipment             (330)     830        168
              Increase in deferred
                income taxes               888      638      3,315
              Changes in assets
                and liabilities,
                net of effects from
                purchase of companies:
                 (Increase) decrease
                   in accounts
                   receivable           (3,411)  (1,783)     2,609
                 (Increase) decrease
                   in inventories         (361)  (4,997)       700
                 Decrease (increase)
                   in prepaid expenses
                   and other               221     (288)        52
                 Increase (decrease)
                   in accounts payable
                   and  accrued
                   liabilities           7,055    2,456       (378)
              Net cash provided by
                operating activities    49,454   37,206     48,368

         Investing activities:
              Purchases of property,
                plant and equipment    (17,127) (34,928)   (26,606)
              Payments for purchase
                of companies, net of
                cash acquired and debt
                assumed                (11,330)  (1,280)    (2,336)
              Proceeds from investment
                securities held to
                maturity                   105    1,229        255
              Proceeds from disposal
                of property and
                equipment                  824      428        518
              Other                       (560)    (532)      (450)
              Net cash used in investing
                activities             (28,088) (35,083)   (28,619)

         Financing activities:
              Proceeds from borrowings  13,000   11,000      4,000
              Proceeds from issuance
                of common stock          2,307    1,352      2,365
              Payments to repurchase
                common stock            (1,431)  (9,834)    (5,625)
              Payments of long-term
                debt                   (29,184)  (9,207)   (17,748)
              Net cash used in financing
                activities             (15,308)  (6,689)   (17,008)

              Net increase (decrease)
                in cash and cash
                equivalents              6,058   (4,566)     2,741

         Cash and cash equivalents at
            beginning of year            1,379     5,945     3,204
         Cash and cash equivalents at
            end of year               $  7,437  $  1,379  $  5,945

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

         2. Revenue Recognition

         The Company recognizes sales and the related cost of sales at the time the products are shipped to customers or when its services are performed. The Company provides an allowance for doubtful receivables after taking into consideration historical experience and other factors.
         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB
         101) which addresses certain criteria for revenue recognition. SAB 101, as amended by SAB 101A and SAB 101B, outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company implemented the provisions of SAB 101 on October 1, 2000. The Company's revenue recognition policies complied with the guidance contained in SAB 101 and, therefore, the Company's results of operations were not materially affected.

         In September 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. In addition, Issue 00-10 specifies that the classification of shipping and handling cost is an accounting policy decision that should be disclosed pursuant to APB 22, "Disclosure of Accounting Policies". The Company's product costs include amounts for shipping and handling; therefore, it charges its customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Distribution expenses. Accordingly, this consensus opinion had no effect on the Company's current and previous classifications.

         The Company also sells service contracts covering frozen beverage machines sold. The terms of coverage range between 12 and 60 months. The Company records deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

         During the years ended September 29, 2001 and September 30, 2000, the Company sold $1,329,000 and $1,090,000, respectively, of service contracts related to its frozen beverage machines. At September 29, 2001 and September 30, 2000, deferred income on service contracts was $466,000 and $85,000, respectively, of which $65,000 is included in other long-term liabilities as of September 29, 2001 and the balance is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $948,000, $1,143,000 and $897,000 was recognized for the fiscal years ended 2001, 2000 and 1999, respectively.

         3. Foreign Currency

         Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The cumulative translation adjustment is recorded as a separate component of stockholders' equity.

         4. Use of Estimates

         In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

         Net unrealized gains and losses, if significant, on such securities, net of income tax, are reported as a separate component of stockholders' equity and excluded from the determination of net income.

         9. Depreciation and Amortization

         Depreciation of equipment and buildings is provided for by the straight-line and accelerated methods over the assets' estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the assets' estimated useful life, whichever is shorter. Goodwill, trademarks and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 5 to 40 years. Management reviews the realization of goodwill based upon past and expected performance of individual acquired businesses.

         The Company follows SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of.

         10. Fair Value of Financial Instruments

         The carrying values of the Company's short-term financial instruments, such as receivables and accounts payable, approximate their fair values, based on the short-term maturities of these instruments. The carrying values of long-term debt obligations, consisting primarily of unsecured term note and an unsecured general purpose credit line with interest rates based on current short-term market rates, approximate the fair value at September 29, 2001 and September 30, 2000.

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

         13. Accounting for Stock-Based Compensation

         The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation", which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. The Company has chosen an alternative, permitted by the standard, to continue accounting for employee stock options and similar equity instruments under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

         14. Advertising Costs

         Advertising costs are expensed as incurred. Total advertising expense was $5,451,000, $4,878,000, and $5,537,000 for the fiscal years 2001, 2000 and 1999, respectively.

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

         16. Commodity Price Risk Management

         The Corporation's most significant raw material requirements include flour, shortening, corn syrup, chocolate and macadamia nuts. The Corporation attempts to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 24 months. Futures contracts are not used in combination with forward purchasing of these raw materials. The Corporation's procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

         17. Comprehensive Income

         In fiscal year 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for reporting and display of comprehensive income and its components in the financial statements. These financial statements were reclassified in fiscal year 1999 to reflect the provisions of SFAS No. 130.

         18. Segment Reporting

         In fiscal year 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 superceded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", replacing the "industry segment" approach with the "management approach". The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments, as well as disclosures about products and services and major customers. The adoption of SFAS No. 131 did not affect the results of operations or the financial position of the Company.

         19. Recent Accounting Pronouncements

         In June 1998, Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. Subsequent to this statement, SFAS No. 137 was issued, which amended the effective date of SFAS No. 133 to be all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, SFAS 138 was issued, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133". SFAS 133, as amended by SFAS 138, requires that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on the designation of the hedge transaction. The Company adopted SFAS 133, as amended by SFAS 138, on October 1, 2000. Based on the Company's minimal use of derivatives, the adoption of this standard did not have a significant impact on earnings or financial position of the Company.

         On June 29, 2001, SFAS No. 141 "Business
         Combinations" and SFAS No. 142 "Goodwill and
         Intangible Assets" were issued. These statements are expected to result in significant modifications relative to the Company's accounting for goodwill and other intangible assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method of accounting. SFAS No. 141 was effective upon issuance. SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. SFAS No. 142 is effective for fiscal years beginning after December 31, 2001 and early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided they have not issued their first quarter financial statements. The Company anticipates early adopting SFAS 142 on September 30, 2001 and expects to complete the measurement of any potential transitional impairment loss by the due date of its first quarter financial statements. If adopted, the Company will no longer amortize goodwill, thereby eliminating an annual amortization expense of approximately $2,700,000.

         20. Reclassifications

         Certain prior year financial statement amounts have been reclassified to be consistent with the presentation for the current year.

         NOTE B - ACQUISITIONS

         On November 20, 2000, the Company acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells fresh bakery products to the food service industry with approximate annual sales of $17 million.

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

         NOTE C - INVESTMENT SECURITIES

         The amortized cost, gross unrealized gains and
         losses, and fair values of the Company's long-term
         investment securities held to maturity at September
         29, 2001 are summarized as follows:
                                            Gross      Gross
                               Amortized Unrealized Unrealized
                                  Cost     Gains     Losses  Fair Value
                                        (in thousands)
         Municipal government
              securities         $1,015     $  30     $  -     $1,045
         Other debt securities      500         -        -        500
                                 $1,515       $30     $  -     $1,545

         The amortized cost, gross unrealized gains and losses, and fair values of the Company's long-term investment securities available for sale and held to maturity at September 30, 2000 are summarized as follows:




                                            Gross      Gross
                               Amortized Unrealized Unrealized
                                  Cost     Gains     Losses     Fair Value
                                        (in thousands)
         Municipal government
              securities         $1,120      $   -    $ 64     $1,056
         Other debt securities      500          -       -        500
                                 $1,620      $   -     $64     $1,556

         The following table lists the maturities of long-term investment securities classified as held to maturity at September 29, 2001:

                                              Amortized
                                                 Cost    Fair Value
                                                  (in thousands)

         Due after one year through five years   $1,515    $1,545

         There were no proceeds from sales of securities in the past three years. The Company uses the specific identification method to determine the cost of securities sold.

         NOTE D - INVENTORIES

         Inventories consist of the following:

                                         September 29, September 30,
                                                  2001        2000
                                                 (in thousands)
         Finished goods                         $9,965     $10,714
         Raw materials                           2,509       2,136
         Packaging materials                     3,146       2,532
         Equipment parts and other               6,129       6,091
                                               $21,749     $21,473

         NOTE E - PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following:
                                September 29, September 30,     Estimated
                                      2001     2000   Useful Lives
                                         (in thousands)
         Land                         $756      $795    -
         Buildings                   5,456     5,586  15-39.5 years
         Plant machinery
              and equipment         85,312    75,817   5-10 years
         Marketing equipment       164,381   156,093      5 years
         Transportation equipment      796     2,043      5 years
         Office equipment            7,420     6,981    3-5 years
         Improvements               15,182    12,705   5-20 years
         Construction in progress      120     1,304    -
                                  $279,423  $261,324

         NOTE F - ACCRUED LIABILITIES

         Included in accrued liabilities is accrued compensation of $4,922,000 and $4,134,000 as of September 29, 2001 and September 30, 2000, respectively.

         NOTE G - LONG-TERM DEBT

         Subsequent to September 29, 2001 and prior to the issuance of these financial statements, the Company refinanced its general-purpose bank credit line. The outstanding balance under this facility was $23,000,000 at September 29, 2001. The new agreement provides for up to a $50,000,000 revolving credit facility repayable in three years, with the availability of repayments without penalty. The new agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

         Long-term debt consists of the following:
              September 29,  September 30,
              2001 2000
              (in thousands)
         Bank debt refinanced in 2001           $   -   $39,000

         $60,000,000 unsecured general-purpose
         bank credit line, with interest
         rate tied to LIBOR with interest
         payments due monthly (subject to
         financial covenants), subsequently
         refinanced as long-term, discussed
         above                                 23,000         -

         7.25% redeemable economic development
         revenue bonds payable December 2005;
         interest payable semiannually
         (subject to financial covenants);
         paid off December 2001                 5,000     5,000
         Other                                    483       667
                                               28,483    44,667
         Less current maturities                  115     2,186
                                              $28,368   $42,481

         Annual principal payments of long-term debt as of September 29, 2001 are as follows (in thousands):

              2002                     $115
              2003                      368
              2004                        -
              2005                   28,000
                                    $28,483

         NOTE H - INCOME TAXES

         Income tax expense is as follows:
                                   Fiscal year ended
                        September 29, September 30, September 25,
                                   2001       2000      1999
                                        (in thousands)
         Current
              U.S. Federal       $5,042     $4,697    $4,516
              Foreign                96         41        55
              State                 653        479       491
                                 $5,791     $5,217    $5,062
         Deferred
              U.S. Federal          816        606     3,046
              State                  72         32       269
                                    888        638     3,315
                                 $6,679     $5,855    $8,377

         The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                                 Fiscal year ended
                                September 29, September 30, September 25,
                                             2001      2000      1999
                                                 (in thousands)
         Income taxes at statutory rates    $6,309    $5,341    $7,698
         Increase (decrease) in taxes
           resulting from:
              State income taxes,
                   net of federal
                   income tax benefit          360       337       324
              Nontaxable income                (11)      (28)      (38)
              Other, net                        21       205       393
                                            $6,679    $5,855    $8,377

         Deferred tax assets and liabilities consist of the following:
                                       September 29,  September 30,
                                              2001     2000
                                             (in thousands)
         Deferred tax assets
              Vacation accrual                $483      $427
              Insurance accrual                899     1,162
              Allowances                     1,201     1,187
              Other, net                       407     1,062
                                             2,990     3,838

         Deferred tax liabilities
              Depreciation of property
                   and equipment            12,087    12,046
              Other, net                       131       132
                                            12,218    12,178
                                            $9,228    $8,340

         NOTE I - EARNINGS PER SHARE

         The Company's calculation of EPS is as follows:

                                  Fiscal year ended September 29, 2001
                                         Income      Shares   Per Share
                                      (Numerator) (Denominator) Amount
                                (in thousands, except per share amounts)

         Earnings Per Basic Share
         Net Income available to common
           stockholders                    $11,876    8,502     $1.40
         Effect of Dilutive Securities
         Options                                 -      252      (.04)
         Earnings Per Diluted Shares
         Net Income available to common
           stockholders plus assumed
           conversions                     $11,876    8,754     $1.36

         294,167 anti-dilutive weighted shares have been excluded in the computation of 2001 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

                                  Fiscal year ended September 30, 2000
                                        Income        Shares  Per Share
                                      (Numerator) (Denominator) Amount
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

                                  Fiscal year ended September 25, 1999
                                        Income        Shares  Per Share
                                      (Numerator) (Denominator) Amount
                                 (in thousands, except per share amounts)
         Earnings Per Basic Share
         Net Income available to common
           stockholders                    $14,264    9,025     $1.58
         Effect of Dilutive Securities
         Options                                 -      505      (.08)
         Earnings Per Diluted Shares
         Net Income available to common
           stockholders plus assumed
           conversions                     $14,264    9,530     $1.50

         29,484 anti-dilutive weighted shares have been excluded in the computation of 1999 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

         NOTE J - COMMITMENTS

         1. Lease Commitments
         The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 29, 2001:

              Plants and
              Offices   Equipment Total
              (in thousands)
         2002                   $4,966    $4,288   $9,254
         2003                    4,422     3,695    8,117
         2004                    3,861     2,588    6,449
         2005                    3,253       786    4,039
         2006 and thereafter    14,914       103   15,017
                               $31,416   $11,460  $42,876

         Total rent expense was $8,800,000, $9,330,000 and $8,547,000 for fiscal years 2001, 2000 and 1999, respectively.

         2. Other Commitments

         The Company is a party to litigation which management currently believes will not have a material adverse effect on the Company's financial condition or results of operations.

         NOTE K - CAPITAL STOCK

         Under share repurchase programs authorized by the Board of Directors, 275,000 shares remain to be repurchased. In fiscal year 2001, the Company purchased and retired 111,000 shares of its common stock at a cost of $1,431,000. In fiscal year 2000, the Company purchased and retired 614,000 shares of its common stock at a cost of $9,834,000. In fiscal year 1999, the Company purchased and retired 250,000 shares of its common stock at a cost of $5,625,000. The Company purchased the stock in 1999 from its President and Chief Executive Officer.

         NOTE L - STOCK OPTIONS

         The Company has a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and key employees of the Company which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 2,000,000 shares reserved under the Plan; options for 529,000 shares remain unissued as of September 29, 2001.

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

         The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". It applies APB No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

                                            Fiscal year ended
                              September 29,   September 30, September 25,
                                       2001       2000       1999
                            (in thousands, except per share amounts)
         Net Earnings:
              As reported                 $11,876     $9,968    $14,264
              Pro forma                   $10,225     $8,609    $13,054
         Earnings Per Diluted Share:
              As reported                   $1.36      $1.10      $1.50
              Pro forma                     $1.17       $.95      $1.37

         These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 2001, 2000 and 1999, respectively; expected volatility of 38% for fiscal year 2001 and 30% for years 2000 and 1999; risk-free interest rates of 4.69%, 6.35% and 6.21%; and expected lives ranging between 4.5 and 10 years for all years.

         A summary of the status of the Company's option plans as of fiscal years 2001, 2000 and 1999 and the changes during the years ended on those dates is represented below:



                             Nonqualified
                   Incentive Stock Options  Stock Options

                                             Weighted-             Weighted-
                                    Stock     Average     Stock     Average
                                   Options   Exercise    Options   Exercise
                                 Outstanding    Price   Outstanding    Price
         Balance,
              September 27, 1998    896,333    $12.18     360,500     $12.41
                        Granted     241,860     21.87      34,000      21.75
                        Exercised  (149,960)    11.62     (62,000)     11.39
                        Cancelled   (37,574)    12.22           -          -
         Balance,
              September 25, 1999    950,659     14.67     332,500      13.56
                        Granted     186,334     13.68      34,000      15.94
                        Exercised  (113,253)    10.43     (10,500)      7.00
                        Cancelled  (108,446)    15.55           -          -
         Balance,
              September 30, 2000    915,294     14.92     356,000      13.99
                        Granted     182,333     21.24      34,000      20.60
                        Exercised  (195,800)    10.80     (34,000)     12.00
                        Cancelled   (21,000)    15.10           -          -
         Balance,
              September 29, 2001    880,827    $17.08     356,000     $14.75

         Exercisable Options,
              September 29, 2001    319,547                322,000

         The weighted-average fair value of incentive options granted during fiscal years ended September 29, 2001, September 30, 2000 and September 25, 1999 was $8.19, $4.93 and $9.22, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 29, 2001, September 30, 2000 and September 25, 1999 was $12.22, $8.95 and $13.75, respectively.

         The following table summarizes information about
         incentive stock options outstanding at September 29,
         2001:
                         Options Outstanding               Options Exercisable
                          Number     Weighted-               Number
                     Outstanding at  Average   Weighted-  Exercisable Weighted-
        Range of         September  Remaining    Average    September  Average
       Exercise Prices   29, 2001  Contractual   Exercise   29, 2001   Exercise
                                        Life       Price               Price
         $ 9.38-$14.00    291,250   4.72 years     $12.10    128,500   $11.24
         $15.38-$22.88    579,577   4.76 years     $19.40    191,047   $15.81
         $24.50            10,000   2.36 years     $24.50          -        -
                          880,827                 319,547

         The following table summarizes information about
         nonqualified stock options outstanding at September
         29, 2001:
                         Options Outstanding               Options Exercisable
                          Number     Weighted-               Number
                     Outstanding at  Average   Weighted-  Exercisable Weighted
         Range of        September  Remaining   Average   September  Average
       Exercise Prices   29, 2001  Contractual  Exercise    29,2001   Exercise
                                       Life       Price               Price
         $10.75-$15.94   254,000   3.81 years     $10.75    254,000    $10.75
         $19.25-$21.75   102,000   8.61 years     $20.53     68,000    $20.50
                         356,000                            322,000

         NOTE M - 401(K) PROFIT-SHARING PLAN

         The Company maintains a 401(k) profit-sharing plan for its employees. Under this plan, the Company may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $866,000, $819,000 and $684,000 were made in fiscal years 2001, 2000 and 1999, respectively.

         NOTE N - CASH FLOW INFORMATION

         The following is supplemental cash flow information:
              Fiscal year ended
                         September 29,  September 30,  September 25,
                                 2001           2000           1999
                                         (in thousands)
         Cash paid for:
              Interest         $2,966         $2,649         $3,231
              Income taxes        344          3,474          5,617

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

         The Company evaluates each segment's performance based on income or loss before taxes, excluding corporate and other unallocated expenses and non-recurring charges. Information regarding the operations in these reportable segments is as follows:

                                          Fiscal year ended
                               September 29,  September 30,  September 25,
                                     2001           2000           1999
                                                  (in thousands)
         Sales:
              Snack Foods          $245,853       $214,319      $194,744
              Frozen Beverages      105,843        104,171        91,749
                                   $351,696       $318,490      $286,493
         Depreciation and Amortization:
              Snack Foods           $16,195        $14,273       $13,039
              Frozen Beverages       17,321         16,109        14,599
                                    $33,516        $30,382       $27,638
         Income Before Taxes:
              Snack Foods           $14,833        $13,071       $17,227
              Frozen Beverages        3,722          2,752         5,414
                                    $18,555        $15,823       $22,641
         Capital Expenditures:
              Snack Foods            $6,941        $17,706       $12,332
              Frozen Beverages       10,186         17,222        14,274
                                    $17,127        $34,928       $26,606
         Assets:
              Snack Foods          $128,983       $117,244      $112,271
              Frozen Beverages       95,498        102,795       101,409
                                   $224,481       $220,039      $213,680

         NOTE P - QUARTERLY FINANCIAL DATA (UNAUDITED)

                          Fiscal year ended September 29, 2001
                                                             Net Earnings
                                                    Net      (Loss) Per
                                        Gross     Earnings   Diluted
                         Net Sales     Profit      (Loss)    Share(1)
                      (in thousands, except per share information)
         1st Quarter       $70,070     $34,018     $(693)      $(0.08)
         2nd Quarter        76,807      37,109       367         0.04
         3rd Quarter       100,970      50,562     5,778         0.65
         4th Quarter       103,849      51,621     6,424         0.72
         Total            $351,696    $173,310   $11,876        $1.33

                   Fiscal year ended September 30, 2000
                                                           Net Earnings
                                                               Per
                                        Gross        Net     Diluted
                         Net Sales     Profit      Earnings  Share(1)
                      (in thousands, except per share information)
         1st Quarter       $65,506     $32,125      $666        $0.07
         2nd Quarter        67,813      35,221       740         0.08
         3rd Quarter        88,888      46,364     5,010         0.56
         4th Quarter        96,283      50,503     3,552         0.41
         Total            $318,490    $164,213    $9,968        $1.12

         (1) Total of quarterly amounts do not necessarily agree to the annual report amounts due to separate quarterly calculations of weighted average shares outstanding.


         Report of Independent Certified Public Accountants

         Shareholders and Board of Directors
         J & J Snack Foods Corp.

         We have audited the accompanying consolidated balance sheets of J & J Snack Foods Corp. and Subsidiaries as of September 29, 2001 and September 30, 2000, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 29, 2001 (52 weeks, 53 weeks and 52 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J & J Snack Foods Corp. and Subsidiaries as of September 29, 2001 and September 30, 2000, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 29, 2001 in conformity with accounting principles generally accepted in the United States of America.


         Grant Thornton LLP
         Philadelphia, Pennsylvania
         November 6, 2001



         Corporate Information

         Directors

         Gerald B. Shreiber
         Chairman of the Board, President and Chief Executive Officer

         Dennis G. Moore
         Senior Vice President,
         Chief Financial Officer,Secretary and Treasurer

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

         Thomas Weber
         Vice President, Operations

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

         Joe Boulanger
         Vice President/General Manager
         Western Zone

         Lou Fiorentino
         Vice President/General Manager
         Eastern Zone

         Rick Naylor
         Vice President/General Manager
         Central Zone

         Rod Sexton
         Vice President of Service Operations

         ICEE DE MEXICO, S.A. DE C.V.

         Andres Gonzalez
         Vice President


         PRETZELS, INC.

         Gary Powell
         President

         Quarterly Common Stock Data
              Market Price

         Fiscal 2001    High Low
         1st Quarter    18.50     12.50
         2nd Quarter    17.88     15.00
         3rd Quarter    23.79     16.50
         4th Quarter    24.10     14.82

         Fiscal 2000    High Low
         1st Quarter    22.75     15.50
         2nd Quarter    21.88     16.81
         3rd Quarter    20.50     14.00
         4th Quarter    19.00     12.50

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

         Transfer Agent and Registrar
         American Stock Transfer & Trust Company
         6201 15th Avenue
         Brooklyn, NY 11219

         Independent Accountants
         Grant Thornton LLP
         Philadelphia, PA

         Counsel
         Blank, Rome, Comisky & McCauley LLP

         Annual Meeting
         The Annual Meeting of Shareholders is scheduled for Tuesday, February 5, 2002 at 10:00 a.m. at the Hilton at Cherry Hill, 2349 W. Marlton Pike, Cherry Hill,
         New Jersey.

         Form 10-K
         Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

         J&J Snack Foods Corp.
         6000 Central Highway
         Pennsauken, NJ  08109
         Attention: Dennis G. Moore

         Web Site
         www.jjsnack.com