Form 10-K, Exhibit 13
period 2002-09-29
J&J SNACK FOODS CORP
filed 2002-12-18
CIK 785956

J&J Snack Foods
6000 Central Highway
Pennsauken, NJ  08109
(856) 665-9533
www.jjsnack.com
2002 ANNUAL REPORT
The fabulous family of brands from J&J Snack Foods wages a never-ending battle against the forces of boring snacks...
Financial Highlights
                          Fiscal year ended in September
                    2002       2001       2000      1999       1998
               (In thousands except per share data)
Net Sales*       $353,187   $328,335   $296,832   $270,835   $246,233
Net Earnings      $18,113    $11,876     $9,968    $14,264    $11,850
Total Assets     $220,036   $224,481   $220,039   $213,680   $213,261
Long-Term Debt   $      -    $28,368    $42,481    $34,660    $48,199
Stockholders'
  Equity         $168,709   $146,143   $133,274   $131,169   $119,681
Common Share Data
Earnings Per
  Diluted Share     $1.99      $1.36      $1.10      $1.50      $1.26
Earnings Per
  Basic Share       $2.07      $1.40      $1.13      $1.58      $1.32
Book Value
  Per Share        $18.95     $16.92     $15.64     $14.57     $13.25
Common Shares
  Outstanding At
  Year End          8,903      8,636      8,522      9,000      9,036


Contents...
2002 In Review                      1
President's Letter                  2
Soft Pretzels                       4
Frozen Beverages                    6
Frozen Juice Bars & Desserts        8
More Snacks                        10
Family of Brands                   12
Financial Information              13
Corporate Information              32


*Previous years' net sales have been reduced as a result of our adoption of EITF Issue No. 01-9, "Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products." These reclassifications had no impact on reported net earnings or earnings per share.


2002 in review

Every day the battle rages on, pitting the agents of good and evil against each other in a never-ending fight to satisfy hunger and thirst. But fear not, J&J Snack Foods Corp. saved the day once again in 2002 as we continued to provide new and exciting snack food alternatives.

Over the course of our 31-year history, our arsenal of products has grown to include soft pretzels; frozen beverages; frozen juice bars and desserts; churros (a cinnamon pastry); funnel cakes; cookies and bakery goods; as well as other snack foods and drinks that are sold to the food service and retail supermarket industries.

Our four business groups, Food Service, Retail Supermarket, The Restaurant Group and Frozen Beverages, stood tall to allow us to achieve record sales in fiscal 2002 of $353 million, marking our 31st consecutive year of record sales.

* Our Food Service group, the backbone of the company, posted an impressive 8% sales growth. The sales gains were driven by soft pretzel product introductions and strong showings from frozen desserts and cookies.

* Our Retail Supermarket business responded in kind with a 6% sales increase, due primarily to the expansion and growth of the frozen desserts business, including our LUIGI'S and MINUTE MAID brand licensed dessert products.

* Our Frozen Beverage business, led by the ever-popular ICEE brand, generated a sales increase of 9% with a significant growth in service revenue.
Though our troops have gained momentum in fiscal 2002, hunger and thirst are mighty adversaries that never sleep. J&J pledges to remain vigilant in our duties to protect the population from snacking boredom. Wherever there is hunger that demands to be satisfied - or thirst begging to be quenched - you can count on J&J to come to the rescue!


President's Letter

Faster than a speeding bullet!. . .that's how fast this fiscal year seems to have shot by. Our fiscal year 2002, which crept in like a hesitant, slow-moving shadow burdened by the sadness of last year's 9/11 tragedy, gathered momentum and flew by in a flash. And giving credit where credit is due, our J&J Snack Foods team prevailed with another record year, soaring to new heights.

SOARING TO NEW HEIGHTS

For the 31st consecutive year we set sales records exceeding that of the previous year. Unusual. . .yes. How many other companies can proclaim the same? Extraordinary may be the only proper way to describe this kind of continued growth and success. A summary glance of fiscal year '02 includes:

* Net sales grew by 8% to a record $353 million
* Net earnings soared 53% to $18 million
* Earnings per share rocketed 46% to $1.99 per share, the highest in our history
* Book value rose to $18.95 per share

TRUTH, JUSTICE AND THE J&J WAY

Our forever strategy and basic philosophy continues:

* Find a niche and develop it;
* Be a low-cost producer;
* Establish leadership in sales, marketing and distribution;

And along the way, be a model of corporate citizenship and integrity, setting standards to be admired and respected by friend and foe alike.

This past year we enhanced and further developed our skills and niches. New products were introduced in several of our business categories. The success of our ''first-of-its-kind'' PRETZEL FILLERS, a line of filled and topped soft pretzels, introduced in fiscal year '01, was further expanded into our growing food service distribution channels. This year we introduced GOURMET TWISTS, topped soft pretzels that offer consumers old-world, hearth-baked favorites with a variety of toppings, both sweet and savory. For the second straight year our soft pretzel products received numerous awards and accolades, including the Award of Excellence from The American Tasting Institute.

Our frozen juice bar and dessert products again grew across all channels. Bolstered by new creations - like LUIGI'S SWIRL - and continued momentum from sales of MINUTE MAID* licensed products, we had another record year in frozen desserts. Additionally, BARQ'S** Frozen Root Beer Float, licensed from The Coca-Cola Company, was test marketed in late summer with positive results. We expect to see continued sales growth across all channels with these products in fiscal year '03.

Cookie sales, led by MRS. GOODCOOKIE and CAMDEN CREEK BAKERY brands, were up sharply for the year. And despite soft attendance at leisure and theme parks, we nevertheless grew our churro sales. New product development and continued improvements of our fresh bakery products also contributed to our record year.

The ICEE Company flies higher and higher - setting records in sales revenues and contribution to earnings. Besides growing its ICEE beverage sales, ICEE further enhanced and expanded its niche as a managed service provider by offering a level of service that is faster than a speeding bullet and stronger than a locomotive. Continuing its infrastructure partnership with The Coca-Cola Company, ICEE is now providing managed service to over 35,000 beverage dispensing machines throughout the U.S., Mexico and Canada. Celebrating its 35th year as a super beverage, ICEE is indeed defying gravity and soaring to new heights.

LOOK UP IN THE SKY - IT'S A BIRD, IT'S A PLANE, IT'S. . .

J&J Snack Foods continuing our profitable growth. We don't have any pie-in-the-sky concepts or foolishness about the business environment. We are old-fashioned that way. Find a niche and develop it. Protect it and maintain it. Grow the category and expand it. Invest in our products and our people. Enhance shareholder value. Work hard. . .real hard, and have fun doing it.

This past year our company, in addition to its record-setting performance, achieved another milestone - we are debt free. We have zero debt, excellent cash flow and surplus cash for our everyday needs. Putting that money to work and paying close attention to its well-being is what we do best. Our capable and dedicated management team will see that we continue to do the same in fiscal year '03. At J&J Snack Foods, we have spent the past 31 years growing our business and setting a standard of excellence. We are eager to continue this trend. That's the truth, justice and the J&J way.

God Bless America.

Sincerely,

Gerald B. Shreiber
President and Chairman
December 2, 2002

*MINUTE MAID is a registered trademark of The Coca-Cola Company.
**BARQ'S is a registered trademark of Barq's, Inc.


Soft Pretzels...

Citizens rejoice! J&J Snack Foods expanded its position as the world's largest manufacturer of soft pretzels with seven manufacturing facilities across the United States and millions and millions of units produced each year. And our flagship brand, SUPERPRETZEL Soft Pretzels, remains America's Favorite Soft Pretzel after three decades.

Breaking the Boring Snack Barrier

When it comes to soft pretzels, one thing is clear... it's not just a pretzel anymore! PRETZEL FILLERS, hand-twisted soft pretzels with scrumptious fillings and toppings, helped increase food service soft pretzel sales 8% this year. This new generation of soft pretzels was successfully launched last year and is available in four taste-bud-tempting flavors: Twisted Pizza, Hollerin' Jalape-o, Cinnamon Apple Harvest and Sweet Dream Cream Cheese. Only X-ray vision could detect the explosion of flavor inside!

GOURMET TWISTS, which made their delectable debut in 2002, also contributed to food service soft pretzel sales. Available in two flavors: Original Twist and Sweet Doughlicious, these old-world, hearth-baked soft pretzels come packaged with sweet and savory toppings including butter, cinnamon-sugar and salt.

As citizens everywhere strive to do even more in less time, these two lines of value-added gourmet soft pretzels are being gobbled up in sports arenas, leisure and theme parks, movie theaters, business and industry cafeterias and even mass merchandisers. These offerings satisfy today's consumers' desire for good-tasting, on-the-go mini meals. And now, the recent addition of a smaller-size PRETZEL FILLER, including an individually wrapped version, should help us conquer even more distribution channels going forward.

Eureka! They're Everywhere

Across this great country of ours, SUPERPRETZEL Soft Pretzels are enjoyed by consumers at tens-of-thousands of high-traffic locations. They can be found in similar locations where our gourmet soft pretzels are sold, as well as malls and shopping centers; chain, convenience and warehouse club stores; schools and colleges and fast food outlets. So fear not, wherever you go, you can count on SUPERPRETZEL Soft Pretzels to defeat and satisfy your hunger.

Have No Fear... SUPERPRETZELS Are Here

In school cafeterias across the country, kids crave the great taste of SUPERPRETZEL Soft Pretzels... emphasizing the relevance of this all-important distribution channel. School Food Service Directors commend their nutritional value, as they meet bread components under the Child Nutrition Program. Our new peanut butter and jelly-filled PBJ CRUISERS provide both bread and protein components. And, our ever-expanding line of themed and shaped SUPERPRETZEL Soft Pretzels - which includes shamrocks, pumpkins, hearts and stars-ensures holiday and special event menus are never dull... a brilliant plan!

SUPERPRETZEL Sales at the Supermarket Continue to Fly High

We're triumphing over our competitors with a solid market share and a presence in freezer cases in more than 29,000 supermarkets. The SUPERPRETZEL brand continues to be the clear category leader, posting increases in sales in this important business segment for the fourth consecutive year. Our successful retail lineup also includes SOFT PRETZEL BITES and SOFTSTIX Cheese-Filled Soft Pretzel Sticks, which are co-branded with KRAFT.*

The Restaurant Group - which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region - experienced a decline in sales consistent with its strategy of closing under-performing stores together with the impact of decreased mall traffic. But, alas, all is not lost. The Group continues to provide benefits as an invaluable market research and product testing ground for other J&J products.

* KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft Foods Holdings, Inc.


Frozen Beverages

In the heat of the day and the dark of the night, ICEE to the rescue! Thanks to the tireless efforts of ICEE Bear and his esteemed colleagues, sales for The ICEE Company, our frozen beverage division and the world's largest distributor of frozen beverages, increased a sharp 9% in fiscal 2002. While beverage sales alone increased, managed service revenue grew sharply at a 64% clip. The ICEE brand is sold throughout the United States, Canada and Mexico, while other brands such as ARCTIC BLAST are also available in selected geographic locations.

Knocking Out Thirst Everywhere ... POW!

ICEE frozen beverages are thirst-quenching treats served from our proprietary dispensing equipment and can be enjoyed by sipping through a straw or eating with a spoon. And now, more folks than ever can cool off - because in fiscal 2002 we installed even more dispensing machines - giving ICEE and our other frozen beverages a presence in more than 25,000 food service outlets across the country. Many of these locations also offer SUPERPRETZEL Soft Pretzels and other J&J snack food products, creating the ultimate dynamic duo against hunger and thirst.

Joining Forces With a Powerful Ally

J&J's long-term marketing partnership with The Coca-Cola Company is proof of the power of partnerships of two world-class brands. This strategic union meshes the operational and service system expertise of The ICEE Company with the unsurpassed marketing power and brand recognition of Coca-Cola.* One aspect of this alliance is that The ICEE Company provides the ongoing managed services in Burger King** locations, while The Coca-Cola Company provides the syrup. Now that's a force to be reckoned with!

Providing Heroic Levels of Service

"Service Excellence" has long been a key factor in ICEE's success. Our second-to-none service team consists of a nationwide network of branches and trained technicians backed by our centralized, state-of-the-art Customer Service Center. Their fearless mission is to continue to provide top-notch service to our existing customers, while attracting new customers and expanding our network to include other beverage and related food equipment providers and users. Score one for the good guys!

Leapin' Longevity - ICEE Turns 35!

For 35 years the ICEE brand has delivered a cool, refreshing beverage alternative... time sure flies when you're having fun! Promotional and merchandising programs have always been terrific vehicles to help build awareness and stimulate sales - and to commemorate ICEE's 35th anniversary, we added a sweepstakes and a series of collector's cups to our promotional machine. We also continue our ongoing major movie, video/DVD and video game release tie-ins, on-cup offers and NFL*** and NASCAR**** cup promotions. Plus, increased emphasis on flavor-rotation promotions ensure an account's menu offerings are never dull.

A Triple Treat in the Fight Against Thirst

Sold by The ICEE Company through multiple food service channels, all who try our frozen uncarbonated beverages surrender to their taste. SMOOTHEE by ICEE, made with real fruit juice in a variety of flavors, is a favorite with schoolchildren and School Food Service Directors. JAVA FREEZE, a coffee-flavored beverage, is fast becoming a staple of the college and university scene. CALIFORNIA NATURAL, served with or without alcohol, has found its niche in entertainment and sporting venues.

*    Coca-Cola is a registered trademark of The Coca-Cola Company.
**   Burger King is a registered trademark of Burger King Corporation.
***  NFL is a registered trademark of The National Football League.
**** NASCAR is a registered trademark of The National Association for Stock Car Auto Racing, Inc.


Frozen Juice Bars & Desserts

Fiscal 2002 was a super year for frozen juice bars and desserts - posting a double-digit sales spike of 10% in food service sales. The growth was due to increased sales of MINUTE MAID* Juice Bars to schools, increased sales of MINUTE MAID Soft Frozen Lemonade to club stores and strong performances from other brands including LUIGI'S, ICEE, CHILL, SHAPE UPS and MAMA TISH'S. Super indeed!

Together, We Will Prevail

When we joined forces with The Minute Maid Company in 1999, we knew we were on to something big. J&J's expertise in frozen desserts coupled with the strong consumer awareness of the MINUTE MAID brand continue to produce impressive results. This partnership provides J&J with exclusive rights to manufacture, sell and distribute licensed frozen juice products under the MINUTE MAID brand. This past summer, our MINUTE MAID Soft Frozen Lemonade even made its way to the McDonald's** Dollar Menu in key Mid-Atlantic regions. Humans of all ages can't help but succumb to their cool taste.

We Protect and Serve Our Kids

J&J Snack Foods has always been committed to providing delicious and nutritious snacks to America's schoolchildren. As a Patron Member of the American School Food Service Association we constantly work to ensure the best nutrition for students. Our good work has paid dividends... MINUTE MAID Juice Bars - made with 90% real fruit juice - stand tall as the #1 menued frozen juice bar with more than 80 million served this year! They proudly carry the Child Nutrition (CN) Label and satisfy the fruit components for the National School Lunch/Breakfast Program, as do our SHAPE UPS Frozen Juice Cups. These juice-based frozen desserts come with holiday themed lids, making them the ideal choice for festive snacking. These two frozen treats, along with our SUPERPRETZEL Soft Pretzel Fun Shapes and CAMDEN CREEK Themed Cookies help J&J rule in school.

Sending In Food Service Reinforcements

When it comes to MINUTE MAID Juice Bars, it's okay to be blue... blue raspberry, that is! Introduced to school food service, this expands our flavor offerings to eight. We expanded the CHILL brand with the addition of CHILL Cotton Candy Meltdown in squeeze tubes, which was introduced in leisure and theme parks. And our partnership with The Coca-Cola Company has produced yet another promising result, BARQ'S*** Frozen Root Beer & Vanilla Ice Cream Float for a mid-season test in club stores. Onward and upward!

Conquering the Freezer Case

J&J's ongoing battle in the retail supermarket during fiscal 2002 was worth the effort. We experienced a 7% sales increase... no surprise considering the caliber of our ammunition. LUIGI'S Real Italian Ice - the #1 selling Italian ice
- led the charge with a double-digit sales gain, benefiting from increased sales of existing varieties and the national rollout of LUIGI'S SWIRL, a twisted mixing of two mouth-watering flavors in one delicious treat.

Our MINUTE MAID retail brand experienced growth as well. This line is comprised of MINUTE MAID Juice Bars, MINUTE MAID Soft Frozen Lemonade and MINUTE MAID Fruit & Cream Swirl, an orange sorbet and vanilla ice cream combo introduced in 2002. What a super lineup!

*MINUTE MAID is a registered trademark of The Coca-Cola Company.
**McDonald's is a registered trademark of McDonald's Corporation.
***Barq's is a registered trademark of Barq's Inc.


More Snacks

J&J also wages battle against hunger and humdrum snacks with our dynamic lineup of niche snack foods and bakery items that include cookies, churros and funnel cakes. The competition takes notice as we face the snacking world head-on and make our presence known.

Food Service Cookies... Moving at Warp Speed

Sales of our food service branded cookies continue to gain momentum, finishing 2002 with an 18% increase. Our products include frozen cookie dough, pre-baked cookies and packaged cookies bearing the brand names MRS. GOODCOOKIE, CAMDEN CREEK and others.

To ensure the citizens of our great country are served the very best, we researched and reformulated our MRS. GOODCOOKIE product to invent an even better taste and a more aesthetically pleasing look and feel. And, to capitalize on the equity and consumer recognition of the ICEE brand, we added ICEE Cookies to our lineup. These shaped cookies are red and blue and depict ICEE brand images... what a cool weapon against boring snacks! These, plus our successful efforts to increase distribution into the growing fundraising channel for our cookie brands mean it's full speed ahead for food service.

An Arsenal of Options

Our other bakery products, which include frozen cookie dough, commercial specialty baking products, contract private label products and organically certified baked goods, posted a slight sales increase in 2002. And our fresh bakery products, which include bagels, donuts, muffins, cookies and fresh-baked soft pretzels added reinforcements to our food service arsenal as well.

TIO PEPE'S Expands On All Fronts

The expansion of TIO PEPE'S Churros (crispy, cinnamon donut-like snacks) continues, as the product further infiltrates the United States and abroad - especially the Asia-Pacific region. Sales of churros continue to grow in both the food service and retail supermarket sectors. In school food service, our fruit-filled churros are being enjoyed by the children who love them, and by School Food Service Directors who appreciate that they satisfy both bread and fruit requirements for the U.S.D.A. National School Lunch/Breakfast Program.

Funnel Cakes Poised to Strike Back

Fiscal 2002 was an excellent year for J&J Snack Foods. However, our funnel cakes, sold under THE FUNNEL CAKE FACTORY brand name through our food service division experienced a modest decline in 2002. As families traveled less, attendance at leisure and theme parks, the main distribution channel for funnel cakes, declined. But have no fear... as citizens everywhere get back to doing the things they love, THE FUNNEL CAKE FACTORY Funnel Cakes will be ready. And they will continue as yet another menu item in schools that satisfy bread requirements for the U.S.D.A. National School Lunch/Breakfast Program.

The forces of hunger and thirst are relentless. J&J Snack Foods remains undaunted in our task to win this never-ending battle. So be brave citizens, and remember, J&J is a force to be reckoned with... we will prevail!


J&J Snack Foods Corp.
FAMILY OF BRANDS


Management's Discussion and Analysis
of Financial Condition and Results of Operations

In addition to historical information, this discussion and analysis contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. We undertake no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Critical Accounting Policies, Judgments and Estimates

An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention on the following:

Principles of Consolidation - Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America. Our consolidated financial statements include the accounts of the Company, and all its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Revenue Recognition - We recognize revenue from snack food and frozen beverage products at the time the products are shipped to third parties. When we perform services under our service contracts for frozen beverage dispenser machines, revenue is recognized upon the completion of the services on specified machines. We provide an allowance for doubtful receivables after taking into consideration historical experience and other factors.

Our product cost includes amounts for shipping and handling; therefore, we charge our customers shipping and handling fees at the time the products are shipped or when our services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in distribution expenses.

We also sell service contracts covering frozen beverage machines. The terms of coverage range between 12 and 60 months. We record deferred income on service contracts, which is amortized by the straight-line method over the term of the contracts.

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asset Impairment - We completed documentation of our transitional goodwill impairment tests during the quarter ended March 30, 2002 and did not record any transitional goodwill impairment loss as a result of our adoption of SFAS No.
142. There were no changes in the carrying amount of goodwill for the fiscal year ended September 28, 2002.

Licenses and rights are being amortized by the straight-line method over periods ranging from 4 to 20 years and amortization expense is reflected throughout operating expenses. There were no changes in the gross carrying amount of intangible assets for the fiscal year ended September 28, 2002. Additionally, we did not record any transition intangible asset impairment loss upon adoption of SFAS No.142.

Income Taxes - We account for our income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities

Interest Rate Risk Management - As part of our risk management activities, we use interest rate swaps to modify the interest rate characteristics of certain long-term obligations. We hold no other derivatives or similar instruments. The derivatives contracts are designated as hedges when acquired. They are expected to be effective economic hedges and have high correlation with the items being hedged at inception and throughout the hedge period. The variable interest rate of swap contracts are referenced to the same index as the variable interest rate of the debt being hedged.

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

Commodity Price Risk Management - Our most significant raw material requirements include flour, shortening, corn syrup, chocolate and macadamia nuts. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 24 months. Futures contracts are not used in combination with forward purchasing of these raw materials. Our procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

Commitments and Contingencies - We are a party to litigation that we currently believe will not have a material adverse effect on our financial condition or results of operations. We recognize liabilities for contingencies and commitments when a loss is probable and estimable. Our contractual and other commercial obligations primarily relate to the procurement of goods and services in the normal course of business.

Refer to Note A to the consolidated financial statements for additional information on our accounting policies.

RESULTS OF OPERATIONS

Fiscal 2002 (52 weeks) Compared to Fiscal 2001 (52 weeks)
Net sales increased $24,852,000 or 8% to $353,187,000 in fiscal 2002 from $328,335,000 in fiscal 2001.

We have four reportable segments, as disclosed in the notes to the consolidated financial statements: Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverages.

The Chief Operating Decision Maker for Food Service, Retail Supermarkets and The Restaurant Group and the Chief Operating Decision Maker for Frozen Beverages monthly review and evaluate operating income and sales in order to assess performance and allocate resources to each individual segment. In addition, the Chief Operating Decision Makers review and evaluate depreciation, capital spending and assets of each segment on a quarterly basis to monitor cash flow and asset needs of each segment.

Food Service
Sales to food service customers increased $13,846,000 or 8% to $185,219,000 in fiscal 2002. Soft pretzel sales to the food service market increased 8% to $65,902,000 for the 2002 year. Sales of bakery products increased $5,814,000 or 10% to $63,771,000 in fiscal 2002 due to increased unit sales across our customer base due in part to our acquisition of Uptown Bakery in November 2000. Churro sales increased 7% to $12,530,000. Frozen juice bars and ices sales increased 10% to $36,798,000. All of the increases in sales throughout the food service segment were primarily the result of changes in unit volume.

Retail Supermarkets
Sales of products to retail supermarkets increased $2,290,000 or 6% to $41,366,000 in fiscal 2002. Total soft pretzel sales to retail supermarkets were $16,794,000, an increase of 4% from fiscal 2001. Sales of our flagship SUPERPRETZEL brand soft pretzels increased 5% to $15,497,000. Sales of frozen juice bars and ices increased $1,745,000 or 7% to $25,458,000 in 2002 from $23,713,000 in 2001 due to increased volume of LUIGI'S Real Italian Ice and the Company's MINUTE MAID* brand licensed products.

The Restaurant Group
Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 11%, primarily due to reduced mall traffic and closings of unprofitable stores.

Frozen Beverages
Frozen beverage and related product sales increased $10,035,000 or 9% to $115,878,000 in fiscal 2002. Beverage sales alone increased 2% to $91,366,000 for the year. Service revenue increased $5,625,000, or 64% to $14,443,000 for the year.

Sales to certain of our mass merchandising customers decreased in 2002 and are expected to further decline in 2003 as a result of store closings and other factors affecting their operations.

Consolidated
Gross profit increased to 34% of sales in 2002 from 33% of sales in 2001 primarily due to efficiencies resulting from higher volume. Gross profit was impacted by higher property and casualty insurance costs of approximately $900,000 for the year. The higher costs were due to market conditions and our own claims experience.

Total operating expenses increased $3,640,000 to $91,191,000 in fiscal 2002 but as a percentage of sales decreased to 26% in 2002 from 27% in 2001. The percentage decrease was mainly attributable to our adoption of SFAS No.142 which eliminated the amortization of goodwill. Marketing expenses increased less than 1/4 of 1 percent to 15% of sales in fiscal 2002 from 14% in 2001. Distribution expenses decreased less than 1/2 of 1 percent of sales to 7% from 8% last year because of lower fuel prices early in the year and efficiencies related to higher volume. Administrative expenses were 4% in both years. Other general income declined to $19,000 in 2002 compared to other general income of $620,000 in 2001. Other general income in 2001 included gains from insurance proceeds.

Operating income increased $7,097,000 or 34% to $28,266,000 in fiscal 2002.

Interest expense decreased $2,662,000 to $521,000 in fiscal 2002 due to the paydown of debt and lower interest rates. As of September 28, 2002, we have repaid all of our long-term debt.

The effective income tax rate was 35% in fiscal 2002 and 36% in fiscal 2001.

Net earnings increased $6,237,000 or 53% in fiscal 2002 to $18,113,000 or $1.99 per fully diluted share.

* MINUTE MAID is a registered trademark of The Coca-Cola Company.


RESULTS OF OPERATIONS

Fiscal 2001 (52 weeks) Compared to Fiscal 2000 (53 weeks)
Net sales increased $31,503,000 or 11% to $328,335,000 in fiscal 2001 from $296,832,000 in fiscal 2000. Excluding sales resulting from acquisitions, sales increased 5% for the 52 weeks compared to the 53 weeks in fiscal 2000.

We have four reportable segments, as disclosed in the notes to the consolidated financial statements: Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverages.

Food Service
Sales to food service customers increased $23,780,000 or 16% to $171,373,000 in fiscal 2001. Excluding sales resulting from acquisitions, sales would have increased approximately 4% for the year. Soft pretzel sales to the food service market increased 2% to $61,520,000 for the 2001 year. Excluding sales resulting from acquisitions, food service soft pretzel sales would have decreased approximately 3%. Sales of bakery products increased $16,952,000 or 41% to $57,957,000 in fiscal 2001 due to increased unit sales across our customer base and the acquisition of Uptown Bakery. Churro sales increased 3% to $11,478,000. Frozen juice bars and ices sales increased 16% to $33,558,000. Approximately 40% of the frozen juice bars and ices sales increase resulted from acquisitions. Sales of cookies to food service customers increased $2,346,000, or 20%, to $13,943,000 for the year. All of the increases and decreases in sales throughout the food service segment were primarily the result of changes in unit volume.

Retail Supermarkets
Sales of products to retail supermarkets increased $6,830,000 or 21% to $39,076,000 in fiscal 2001. Total soft pretzel sales to retail supermarkets were $16,197,000, an increase of 4% from fiscal 2000. Sales of our flagship SUPERPRETZEL brand soft pretzels increased 3% to $14,817,000. Sales of frozen juice bars and ices increased $6,472,000 or 38% to $23,713,000 in 2001 from $17,241,000 in 2000 due to increased volume of LUIGI'S Real Italian Ice and the Company's MINUTE MAID* brand licensed products.

The Restaurant Group
Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 6%, primarily due to reduced mall traffic and closings of unprofitable stores.

Frozen Beverages
Frozen beverage and related product sales increased $1,672,000 or 2% to $105,843,000 in fiscal 2001. Beverage sales alone increased 2% to $89,930,000 for the year although gross profit on beverage sales was essentially unchanged for the year. Service revenue increased $1,433,000, or 13% to $12,396,000 for the year.

Consolidated
Gross profit decreased to 33% of sales in 2001 from 35% of sales in 2000. Approximately 85% of the decrease is due to the inclusion of Uptown Bakeries since the acquisition in November 2000 which had a low gross profit percentage relative to the balance of our business. Gross profit was impacted by higher property and casualty insurance costs of approximately $1,500,000 for the year. The higher costs were due to market conditions and our own claims experience.

Total operating expenses increased $2,247,000 to $87,551,000 in fiscal 2001 and as a percentage of sales decreased to 27% in 2001 from 29% in 2000. Marketing expenses decreased to 14% of sales in fiscal 2001 from 15% in 2000 because of the inclusion of Uptown Bakeries which had no significant marketing expenses. Distribution and administrative expenses were 8% and 4%, respectively, in both years.

Operating income increased $3,063,000 or 17% to $21,169,000 in fiscal 2001.

Interest expense increased $428,000 to $3,183,000 in fiscal 2001 due to debt incurred to fund acquisitions and a $213,000 charge to writedown a swap agreement to fair value.

Other general income increased $1,326,000 to $620,000 in 2001 compared to other general expense of $706,000 in 2000, primarily due to insurance gains in 2001 compared to the writedown to its net realizable value of property held for sale in 2000.

The effective income tax rate was 36% in fiscal 2001 and 37% in fiscal 2000.

Net earnings increased $1,908,000 or 19% in fiscal 2001 to $11,876,000 or $1.36 per fully diluted share.

*MINUTE MAID is a registered trademark of The Coca-Cola Company.


ACQUISITIONS, LIQUIDITY AND CAPITAL RESOURCES

In November 2000, we acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells bakery items to the food service industry with approximate annual sales of $17,000,000.

This acquisition was accounted for under the purchase method of accounting, and its operations are included in the consolidated financial statements from the acquisition date.

Our future expected operating cash flow along with our borrowing capacity are our primary sources of liquidity and we believe that these sources are sufficient to fund future growth and expansion.

Fluctuations in the value of the Mexican peso and the resulting revaluation of the net assets of our Mexican frozen beverage subsidiary caused decreases of $151,000, $25,000 and $15,000 in accumulated other comprehensive loss in the 2002, 2001 and 2000 fiscal years, respectively. In 2002, sales of the Mexican subsidiary were $3,819,000 as compared to $3,248,000 in 2001.

In fiscal year 2001, we purchased and retired 111,000 shares of our common stock at a cost of $1,431,000. In fiscal year 2000, we purchased and retired 614,000 shares of our common stock at a cost of $9,834,000.

Under a buyback authorization approved by the Board of Directors in 1999, 275,000 shares remain to be purchased at September 28, 2002.
In December 2001, we refinanced our general-purpose bank credit line. There were no outstanding balances under this facility at September 28, 2002. This agreement provides for a $50,000,000 revolving credit facility. The new agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

In December 2001, we borrowed $5,000,000 on our general-purpose bank credit line to pay off early our $5,000,000 7.25% redeemable economic development revenue bond originally payable December 2005.

The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes H and K to the consolidated financial statements for additional information on our long-term debt and operating leases.


                                Payments Due by Period
                              Less
                              Than       1-3        4-5        After
                    Total    1 Year      Years      Years     5 Years
                                    (in thousands)
Long-term debt,
  including
  current
  maturities         $  -      $  -        $  -       $ -        $  -
Operating
  leases           42,565     8,734      11,641     6,548      15,642
Total             $42,565    $8,734     $11,641    $6,548     $15,642

As of September 28, 2002, we were committed to purchasing approximately $11,000,000 of ingredients and packaging in fiscal year 2003. These commitments do not exceed our projected requirements over the related terms and are in the normal course of business.

Effective December 30, 2001, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF Issue No. 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.

Upon adoption, we reduced both net sales and marketing expenses by $23,361,000 and $21,658,000 for the years ended 2001 and 2000, respectively. EITF Issue No. 01-9 requires certain marketing expenses incurred by the Company, not previously reclassified, to be classified as deductions from revenue. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

On December 30, 2001, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but it retains many of the fundamental provisions of that Statement. The adoption did not have a material effect on our financial statements.

On October 1, 2001, we adopted SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Based on our minimal use of derivatives, the adoption of this standard did not have a significant impact on our earnings or financial position.

On September 30, 2001, we adopted SFAS No. 142 "Goodwill and Intangible
Assets" (SFAS No. 142). SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000. We have completed documentation of our transitional goodwill impairment tests and have not recorded any transitional goodwill impairment loss as a result of our adoption of SFAS No. 142. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS No. 142.

Fiscal 2002 Compared to Fiscal 2001

Cash increased 90% to $14,158,000 from a year ago because we generated cash from operations in excess of the amount needed to pay off our long-term debt.

Trade receivables increased $1,421,000 or 4% to $36,922,000 and inventories increased $450,000 or 2% to $22,199,000 in 2002 due to increased levels of business.

Property, plant and equipment decreased $10,346,000 to $94,410,000 because expenditures for dispensers required for the expansion of our frozen beverage business, for ovens and portable merchandisers required for the expansion of our food service business and for the expansion and upgrading of production capability at our manufacturing facilities was approximately $10,000,000 less than depreciation of existing assets.

Other intangible assets, less accumulated amortization decreased $309,000 to $1,539,000 due to amortization.

Accounts payable and accrued liabilities decreased $318,000 in 2002 from $40,562,000 in 2001.

Current maturities of long-term debt decreased by $115,000 to $0 and long-term debt, less current maturities decreased by $28,368,000 to $0 due to our repayment of long-term debt.

Deferred income taxes increased by $1,578,000 to $10,806,000 which related primarily to depreciation of property, plant and equipment.

Common stock increased $4,604,000 to $34,025,000 in 2002 because of the exercise of incentive stock options and stock issued under our stock purchase plan for employees.

Net cash provided by operating activities increased $1,629,000 to $51,083,000 in 2002 primarily due to increased net earnings and deferred income taxes and a smaller increase in accounts receivable, which was partially offset by a lower increase in accounts payable and accrued liabilities.

Net cash used in investing activities decreased $8,600,000 to $19,488,000 in 2002 primarily because in 2001 we paid $11,330,000 to purchase companies and had no acquisitions in 2002.

Net cash used in financing activities increased $9,566,000 in 2002 to $24,874,000 from $15,308,000 in 2001. The increase of $9,566,000 was the result of our repayment of approximately $12,000,000 of additional long-term debt compared to 2001.

Fiscal 2001 Compared to Fiscal 2000

Trade receivables increased $2,533,000 or 7% to $35,501,000 in 2001 due primarily to the receivables of Uptown Bakeries, which we acquired in November 2000. Inventories increased $276,000 or 1% to $21,749,000 in 2001.

Property, plant and equipment decreased $4,413,000 to $104,756,000 because expenditures for dispensers required for the expansion of our frozen beverage business, for ovens and portable merchandisers required for the expansion of our food service business and for the expansion and upgrading of production capability at our manufacturing facilities was approximately $13,000,000 less than depreciation of existing assets which was partially offset by the property, plant and equipment acquired in the Uptown Bakeries' acquisition.

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

Common stock increased $1,018,000 to $29,421,000 in 2001 because of the exercise of incentive stock options and stock issued under our stock purchase plan for employees.

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


                       CONSOLIDATED STATEMENTS OF EARNINGS
                                                    Fiscal year ended
                                   September 28,  September 29, September 30,
                                           2002         2001         2000
                                       (52 weeks)   (52 weeks)   (53 weeks)
                             (in thousands, except per share information)
Net Sales                               $353,187     $328,335     $296,832
Cost of goods sold                       233,730      219,615      193,422
     Gross profit                        119,457      108,720      103,410
Operating expenses
     Marketing                            51,466       47,124       45,245
     Distribution                         26,041       25,594       25,032
     Administrative                       13,703       12,840       11,699
     Amortization of goodwill                -          2,613        2,622
     Other general (income) expense          (19)        (620)         706
                                          91,191       87,551       85,304
         Operating income                 28,266       21,169       18,106
Other income (expenses)
     Investment income                       268          356          409
     Interest expense                       (521)      (3,183)      (2,755)
     Other                                     -          213           63
                                            (253)      (2,614)      (2,283)
         Earnings before income taxes     28,013       18,555       15,823

Income taxes                               9,900        6,679        5,855

         NET EARNINGS                   $ 18,113     $ 11,876      $ 9,968

Earnings per diluted share                 $1.99        $1.36        $1.10

Weighted-average number of diluted shares  9,093        8,754        9,063

Earnings per basic share                   $2.07        $1.40        $1.13

Weighted-average number of basic shares    8,770        8,502        8,819

The accompanying notes are an integral part of these statements.



                              Consolidated Balance Sheets
                                               September 28,    September 29,
                                                      2002           2001
                                                         (in thousands,
                                                      except share amounts)
Assets
Current Assets
     Cash and cash equivalents                       $14,158         $7,437
     Receivables
          Trade, less allowances of $1,839
          and $1,672, respectively                    36,922         35,501
          Other                                        1,016          1,517
     Inventories                                      22,199         21,749
     Prepaid expenses and other                        1,072          1,197
               Total current assets                   75,367         67,401

Property, Plant and Equipment, at cost               290,340        279,423
     Less accumulated depreciation
     and amortization                                195,930        174,667
                                                      94,410        104,756

Other Assets
     Goodwill                                         45,850         45,850
     Other intangible assets, net                      1,539          1,848
     Long-term investment securities held to maturity    675          1,515
     Other                                             2,195          3,111
                                                      50,259         52,324
                                                    $220,036       $224,481

Liabilities and Stockholders' Equity

Current Liabilities
     Current maturities of long-term debt             $  -           $  115
     Accounts payable                                 27,683         24,515
     Accrued liabilities                              12,561         16,047
               Total current liabilities              40,244         40,677

Long-Term Debt, less current maturities                  -           28,368
Deferred Income Taxes                                 10,806          9,228
Other long-term liabilities                              277             65

Stockholders' Equity
Preferred stock, $1 par value; authorized,
     5,000,000 shares; none issued                       -              -
Common stock, no par value; authorized,
     25,000,000 shares; issued and outstanding,
     8,903,000 and 8,636,000 respectively             34,025         29,421
Accumulated other comprehensive loss                  (1,792)        (1,641)
Retained earnings                                    136,476        118,363
                                                     168,709        146,143
                                                    $220,036       $224,481

The accompanying notes are an integral part of these statements.


Consolidated Statement of Changes in Stockholders' Equity
                                      Accumulated
                                        Other
                       Common Stock     Compre-    Retained       Compre-
					hensive			  hensive
                      Shares   Amount    Loss  Earnings    Total  Income
                                   (in thousands)
Balance at September
 26, 1999               9,000 $36,251  $(1,601) $96,519 $131,169
 Issuance of common
  stock upon exercise
  of stock options        118   1,688        -        -    1,688
 Issuance of common
  stock for employee
  stock purchase plan      18     298        -        -      298
 Foreign currency
  translation adjustment    -       -      (15)       -      (15)    $(15)
 Repurchase of common
  stock                  (614) (9,834)       -        -   (9,834)
 Net earnings               -       -        -    9,968    9,968    9,968
     Comprehensive income   -       -        -        -        -   $9,953

Balance at September
 30, 2000               8,522 $28,403  $(1,616)$106,487 $133,274
 Issuance of common
  stock upon exercise
  of stock options        207   2,194        -        -    2,194
 Issuance of common
  stock for employee
  stock purchase plan      18     255        -        -      255
 Foreign currency
  translation adjustment    -       -      (25)       -      (25)    $(25)
 Repurchase of common
  stock                  (111) (1,431)       -        -   (1,431)
 Net earnings               -       -        -   11,876   11,876   11,876
     Comprehensive income   -       -        -        -        -  $11,851

Balance at September
 29, 2001               8,636 $29,421  $(1,641)$118,363 $146,143
 Issuance of common
  stock upon exercise
  of stock options        254   4,336        -        -    4,336
 Issuance of common
  stock for employee
  stock purchase plan      13     268        -        -      268
 Foreign currency
  translation adjustment    -       -     (151)       -     (151)   $(151)
 Net earnings               -       -        -   18,113   18,113   18,113
     Comprehensive income   -       -        -        -        -  $17,962

Balance at September
 28, 2002               8,903 $34,025  $(1,792)$136,476 $168,709

The accompanying notes are an integral part of these statements.


                   Consolidated Statements of Cash Flows

                                                     Fiscal year ended
                                           Sept. 28,   Sept. 29,   Sept. 30,
                                              2002        2001        2000
                                           (52 weeks)  (52 weeks) (53 weeks)
                                                      (in thousands)
Operating activities:
  Net earnings                           $18,113      $11,876      $9,968
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
      Depreciation and amortization
       of fixed assets                    30,252       30,170      26,947
      Amortization of intangibles and
       deferred costs                        734        3,346       3,435
      Losses (gains) from disposals and
       write-downs of property &
       equipment                             255         (330)        830
      Increase in deferred income
       taxes                               1,578          888         638
      Changes in assets and liabilities,
       net of effects from purchase of
       companies:
         Increase in accounts receivable  (1,068)      (3,411)     (1,783)
         Increase in inventories            (207)        (361)     (4,997)
         Decrease (increase) in prepaid
           expenses and other                125          221        (288)
         Increase in accounts payable
           and accrued liabilities         1,301        7,055       2,456
      Net cash provided by operating
        activities                        51,083       49,454      37,206

Investing activities:
  Purchases of property, plant and
    equipment                            (20,479)     (17,127)    (34,928)
  Payments for purchase of companies,
    net of cash acquired and debt assumed      -      (11,330)     (1,280)
  Proceeds from investments held
    to maturity                              840          105       1,229
  Proceeds from disposal of property
    and equipment                            167          824         428
  Other                                      (16)        (560)       (532)
     Net cash used in investing
       activities                        (19,488)     (28,088)    (35,083)

Financing activities:
  Proceeds from borrowings                24,000       13,000      11,000
  Proceeds from issuance of common stock   3,195        2,307       1,352
  Payments to repurchase common stock          -       (1,431)     (9,834)
  Payments of long-term debt             (52,069)     (29,184)     (9,207)
     Net cash used in financing
       activities                        (24,874)     (15,308)     (6,689)

     Net increase (decrease) in cash
       and cash equivalents                6,721        6,058      (4,566)

Cash and cash equivalents at
  beginning of year                        7,437        1,379        5,945

Cash and cash equivalents at
  end of year                            $14,158       $7,437       $1,379

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

1. Principles of Consolidation
The consolidated financial statements include the accounts of J&J Snack Foods Corp. and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in the consolidated financial statements.

2. Revenue Recognition
We recognize revenue from Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverage products at the time the products are shipped to third parties. When we perform services under service contracts for frozen beverage dispenser machines, revenue is recognized upon the completion of the services on specified machines. We provide an allowance for doubtful receivables after taking into consideration historical experience and other factors.

Effective December 30, 2001, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." EITF Issue No. 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.

Upon adoption, we reduced both net sales and marketing expenses by $23,361,000 and $21,658,000 for the years ended 2001 and 2000, respectively. EITF Issue No. 01-9 requires certain marketing expenses incurred by us, not previously reclassified, to be classified as deductions from revenue. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

In September 2000, the EITF reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" (Issue No. 00-10). Issue No. 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Our product costs include amounts for shipping and handling, therefore, we charge our customers shipping and handling fees at the time the products are shipped or when services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in distribution expenses. Accordingly, this consensus opinion had no effect on our current and previous classifications.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which addresses certain criteria for revenue recognition. SAB 101 outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We implemented the provisions of SAB 101 on October 1, 2000. Our revenue recognition policies complied with the guidance contained in SAB 101 and, therefore, our results of operations were not materially affected.

We also sell service contracts covering frozen beverage machines. The terms of coverage range between 12 and 60 months. We record deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

During the years ended September 28, 2002 and September 29, 2001, we sold $2,281,000 and $1,329,000, respectively, of service contracts related to our frozen beverage machines. At September 28, 2002 and September 29, 2001, deferred income on service contracts was $1,345,000 and $533,000, respectively, of which $278,000 is included in other long-term liabilities as of September 28, 2002 and the balance is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $1,468,000, $948,000 and $1,143,000 was recognized for the fiscal years ended 2002, 2001 and 2000, respectively.

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

6. Concentrations of Credit Risk
Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of our customers over different industries and geographies.

7. Inventories
Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

8. Investment Securities
We classify our investments in securities in one of two categories: held to maturity and available for sale. Debt securities that we have the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. The balance of our debt securities and any equity securities are classified as available for sale.

Net unrealized gains and losses, if significant, on such securities, net of income tax, are reported as a separate component of stockholders' equity and excluded from the determination of net income.

9. Depreciation and Amortization
Depreciation of equipment and buildings is provided for by the straight-line method over the assets' estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the assets' estimated useful lives, whichever is shorter. Licenses and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 4 to 20 years.

On December 30, 2001, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but it retains many of the fundamental provisions of that Statement. The adoption did not have a material effect on our financial statements.

10. Fair Value of Financial Instruments
The carrying value of our short-term financial instruments, such as receivables and accounts payable, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of long-term debt obligations, consisting primarily of an unsecured term note and an unsecured general purpose credit line with interest rates based on current short-term market rates, approximated the fair value at September 29, 2001. We had no long-term debt at September 28, 2002.

11. Income Taxes
We account for our income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

12. Earnings Per Common Share
We follow SFAS No. 128, "Earnings Per Share" (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities (stock options) or other contracts to issue common stock were exercised and converted into common stock.

13. Accounting for Stock-Based Compensation
We follow SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. We have chosen an alternative, permitted by the standard, to continue accounting for employee stock options and similar equity instruments under APB Opinion No. 25, "Accounting for Stock Issued to Employees."

14. Advertising Costs
Advertising costs are expensed as incurred. Total advertising expense was $1,619,000, $1,765,000, and $1,730,000 for the fiscal years 2002, 2001 and 2000, respectively.

15. Interest Rate Risk Management
As part of our risk management activities, we use interest rate swaps to modify the interest rate characteristics of certain long-term obligations. We hold no other derivatives or similar instruments. The derivatives contracts are designated as hedges when acquired.

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

We follow SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Based on our minimal use of derivatives, this standard does not have a significant impact on our earnings or financial position.

16. Commodity Price Risk Management
Our most significant raw material requirements include flour, shortening, corn syrup, chocolate and macadamia nuts. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 24 months. As of September 28, 2002, we have approximately $11,000,000 of such commitments. Futures contracts are not used in combination with forward purchasing of these raw materials. Our procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

17. Comprehensive Income
We follow SFAS No. 130, "Reporting Comprehensive Income." This standard established new standards for reporting comprehensive income, which includes net income as well as certain other items which result in a change to equity during the period.

18. Segment Reporting
We follow SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments.

19. Recent Accounting Pronouncements
Effective December 30, 2001, we adopted the provisions of EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products."

EITF Issue No. 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.
Upon adoption, we reduced both net sales and marketing expenses by approximately $23,361,000 and $21,658,000 for the years ended 2001 and 2000, respectively. EITF Issue No. 01-9 requires certain marketing expenses incurred by the Company, not previously reclassified, to be classified as deductions from revenue. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

On September 30, 2001, we adopted SFAS No. 142 "Goodwill and Intangible
Assets" (SFAS No. 142). SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000. We have completed documentation of our transitional goodwill impairment tests and have not recorded any transitional goodwill impairment loss as a result of our adoption of SFAS No.
142. Additionally, we did not record any transition intangible asset impairment loss upon adoption of SFAS No. 142.

20. Reclassifications
Certain prior year financial statement amounts have been reclassified to be consistent with the presentation for the current year.


NOTE B - ACQUISITIONS

On November 20, 2000, we acquired the assets of Uptown Bakeries for cash. Uptown Bakeries, located in Bridgeport, NJ, sells fresh bakery products to the food service industry with approximate annual sales of $17 million.
This acquisition was accounted for under the purchase method of accounting, and its operations are included in the consolidated financial statement from the acquisition date.


NOTE C - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair values of our long-term investment securities held to maturity at September 28, 2002 are summarized as follows:
                                             Gross     Gross
                                Amortized  Unrealized Unrealized   Fair
                                    Cost    Gains     Losses       Value
                                               (in thousands)
Municipal government
     securities                     $675     $40      $   -        $715

The amortized cost, gross unrealized gains and losses, and fair values of our long-term investment securities held to maturity at September 29, 2001 are summarized as follows:

                                             Gross      Gross
                                Amortized  Unrealized Unrealized   Fair
                                    Cost    Gains     Losses       Value
                                               (in thousands)
Municipal government
     securities                   $1,015    $30        $  -       1,045
Other debt securities                500      -           -         500
                                  $1,515    $30        $  -      $1,545

The following table lists the maturities of long-term investment securities classified as held to maturity at September 28, 2002:

                                                    Amortized        Fair
                                                       Cost         Value
                                                         (in thousands)
Due after one year through five years                  $675          $715

There were no proceeds from sales of securities in the past three years. We use the specific identification method to determine the cost of securities sold.


NOTE D - INVENTORIES

Inventories consist of the following:
                                        September 28,    September 29,
                                                  2002      2001
                                                 (in thousands)
Finished goods                                  $10,001    $9,965
Raw materials                                     2,846     2,509
Packaging materials                               2,914     3,146
Equipment parts and other                         6,438     6,129
                                                $22,199   $21,749


NOTE E - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:
                                  September 28,  September 29,  Estimated
                                           2002       2001   Useful Lives
                                            (in thousands)
Land                                       $756       $756          -
Buildings                                 5,456      5,456  15-39.5 years
Plant machinery
     and equipment                       88,908     85,312     5-10 years
Marketing equipment                     171,429    164,381        5 years
Transportation equipment                    828        796        5 years
Office equipment                          6,832      7,420      3-5 years
Improvements                             15,885     15,182     5-20 years
Construction in progress                    246        120          -
                                       $290,340   $279,423


NOTE F - GOODWILL AND INTANGIBLE ASSETS

On September 30, 2001, we adopted SFAS No. 142 "Goodwill and Intangible
Assets" (SFAS No. 142). SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000.

Our four reporting units, which are also reportable segments, are Food Service, Retail Supermarket, The Restaurant Group and Frozen Beverages.

The carrying amount of acquired intangible assets for the reportable segments are as follows:

                                    September 28, 2002     September 29, 2001
                                      Gross                  Gross
                                  Carrying  Accumulated   Carrying  Accumulated
                                   Amount   Amortization  Amount   Amortization
                                             (in thousands)

Food Service
Amortized intangible assets
     Licenses and rights              $2,066     $619        $2,066     $330
Retail Supermarket
Amortized intangible assets
     Licenses and rights              $    -     $  -        $    -     $  -
The Restaurant Group
Amortized intangible assets
     Licenses and rights                 $20      $19           $20      $15
Frozen Beverages
Amortized intangible assets
     Licenses and rights                $201     $110          $201      $94

Licenses and rights are being amortized by the straight-line method over periods ranging from 4 to 20 years and amortization expense is reflected throughout operating expenses. There were no changes in the gross carrying amount of intangible assets for fiscal year 2002 and an increase of $1,816,000 for fiscal year 2001. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS No. 142. Aggregate amortization expense of intangible assets for the fiscal years 2002, 2001 and 2000 was $309,000, $271,000 and $223,000.

Estimated amortization expense for the next five fiscal years is approximately $300,000 in 2003 and 2004, $200,000 in 2005, and $150,000 in 2006 and 2007.

Goodwill
The carrying amounts of goodwill for the reportable segments are as follows:

                            Food    Retail    Restaurant Frozen
                          Service Supermarkets  Group   Beverages  Total
                                         (in thousands)
Balance at
  September 28, 2002      $14,241    $    -     $438     $31,171    $45,850
Balance at
  September 29, 2001      $14,241    $    -     $438     $31,171    $45,850

There were no changes in the carrying amount of goodwill for the year ended September 28, 2002. For the year ended September 29, 2001, the carrying amount of goodwill decreased $2,615,000 as a result of amortization prior to adopting SFAS No. 142.

We have completed documentation of our transitional goodwill impairment tests and have not recorded any transitional goodwill impairment loss as a result of our adoption of SFAS No. 142.

Reported net income, exclusive of amortization expense that is related to goodwill that is no longer being amortized, would have been:

     Fiscal year ended
                               September  September  September
                                   2002       2001      2000
Reported net earnings            $18,113    $11,876    $9,968
Goodwill amortization                -        1,674     1,652
Adjusted net earnings            $18,113    $13,550   $11,620

Basic earnings per share:
Reported net earnings              $2.07      $1.40     $1.13
Goodwill amortization                -          .19       .19
Adjusted net earnings              $2.07      $1.59     $1.32

Diluted earnings per share:
Reported net earnings              $1.99      $1.36     $1.10
Goodwill amortization                -          .19       .18
Adjusted net earnings              $1.99      $1.55     $1.28


NOTE G - Accrued liabilities

Included in accrued liabilities is accrued compensation of $6,121,000 and $4,922,000 as of September 28, 2002 and September 29, 2001, respectively.


NOTE H - LONG-TERM DEBT

In December 2001, we refinanced our general-purpose bank credit line. There were no outstanding balances under this facility at September 28, 2002 and the Company has no outstanding long-term debt as of September 28, 2002. The agreement provides for a $50,000,000 revolving credit facility repayable in three years, with the availability of repayments without penalty. The agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice.

Long-term debt consists of the following:

                                          September 28,    September 29,
                                                2002              2001
                                                    (in thousands)
Bank debt refinanced in 2002                  $    -             $23,000
$50,000,000 unsecured general-purpose bank
  credit line, with interest rate tied to LIBOR with
  interest payments due monthly (subject to
  financial covenants), subsequently refinanced
  as long-term, discussed above                    -                  -
7.25% redeemable economic development
  revenue bonds payable December 2005;
  interest payable semi-annually (subject to
  financial covenants); paid off December 2001     -               5,000
Other                                              -                 483
                                                   -              28,483
Less current maturities                            -                 115
                                              $    -             $28,368


NOTE I - INCOME TAXES

Income tax expense is as follows:

                                                   Fiscal year ended
                                     September 28, September 29, September 30,
                                               2002       2001       2000
                                                   (in thousands)
Current
     U.S. Federal                             $7,510     $5,042     $4,697
     Foreign                                      43         96         41
     State                                       769        653        479
                                              $8,322     $5,791     $5,217

Deferred
     U.S. Federal                             $1,450       $816       $606
     State                                       128         72         32
                                               1,578        888        638
                                              $9,900     $6,679     $5,855

The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 34% to earnings before income taxes for the following reasons:

                                                     Fiscal year ended
                                       September 28, September 29, September 30,
                                                 2002       2001       2000
                                                        (in thousands)
Income taxes at statutory rates                 $9,753     $6,309     $5,341
Increase (decrease) in
taxes resulting from:
     State income taxes, net of federal
          income tax benefit                       552        360        337
     Nontaxable income                             (14)       (11)       (28)
     Other, net                                   (391)        21        205
                                                $9,900     $6,679     $5,855

Deferred tax assets and liabilities consist of the following:

                                                   September 28,  September 29,
                                                        2002           2001
                                                         (in thousands)
Deferred tax assets
     Vacation accrual                                   $531           $483
     Insurance accrual                                 1,068            899
     Allowances                                        1,310          1,201
     Other, net                                          465            407
                                                       3,374          2,990
Deferred tax liabilities
     Depreciation of property and equipment           14,072         12,087
     Other, net                                          108            131
                                                      14,180         12,218
                                                     $10,806         $9,228


NOTE J - EARNINGS PER SHARE

The Company's calculation of EPS is as follows:
                                            Fiscal year ended September 28, 2002
                                                  Income      Shares   Per Share
                                                (Numerator) (Denominator) Amount
                                        (in thousands, except per share amounts)
Earnings Per Basic Share
Net Income available
     to common stockholders                         $18,113     8,770     $2.07
Effect of Dilutive Securities
     Options                                             -        323      (.08)
Earnings Per Diluted Share
Net Income available to
     common stockholders plus
     assumed conversions                            $18,113     9,093     $1.99

110,000 anti-dilutive weighted shares have been excluded in the computation of 2002 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

                                            Fiscal year ended September 29, 2001
                                                   Income     Shares   Per Share
                                                (Numerator) (Denominator) Amount
                                        (in thousands, except per share amounts)
Earnings Per Basic Share
Net Income available
     to common stockholders                         $11,876     8,502     $1.40
Effect of Dilutive Securities
Options                                                  -        252      (.04)
Earnings Per Diluted Share
Net Income available to
     common stockholders plus
     assumed conversions                            $11,876     8,754     $1.36

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


NOTE K - COMMITMENTS

1. Lease Commitments
The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 28, 2002:

                                              Plants and
                                    Offices    Equipment  Total
                                            (in thousands)
2003                                $4,882     $3,852     $8,734
2004                                 4,215      2,768      6,983
2005                                 3,597      1,061      4,658
2006                                 3,193        294      3,487
2007 and thereafter                 18,684         19     18,703
                                   $34,571     $7,994    $42,565

Total rent expense was $10,017,000, $10,537,000 and $9,330,000 for fiscal years 2002, 2001 and 2000, respectively.

2. Other Commitments
We are a party to litigation which management currently believes will not have a material adverse effect on our financial condition or results of operations.

We self-insure, up to loss limits, certain insurable risks such as worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claim-incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2002 and 2001 was $1,025,000 and $2,168,000, respectively. In connection with certain self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 28, 2002 and September 29, 2001, we had outstanding letters of credit totaling approximately $4,800,000 and $3,000,000, respectively.


NOTE L - CAPITAL STOCK

Under our current share repurchase program authorized by the Board of Directors, 275,000 shares remain to be repurchased as of September 28, 2002. In fiscal year 2001, we purchased and retired 111,000 shares of our common stock at a cost of $1,431,000. In fiscal year 2000, we purchased and retired 614,000 shares of our common stock at a cost of $9,834,000.


NOTE M - STOCK OPTIONS

We have a Stock Option Plan (the "Plan"). Pursuant to the Plan, stock options may be granted to officers and our key employees which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 2,000,000 shares reserved under the Plan; options for 0 shares remain unissued as of September 28, 2002.

We have a nonqualified stock option plan for nonemployee directors and our Chief Executive Officer whereby a total of 440,000 shares of common stock may be issued. Under this plan, each nonemployee director is granted options to purchase 3,000 shares of common stock, and the Chief Executive Officer is granted options to purchase 25,000 shares annually. The option price is equal to the fair market value of the common stock at the date of grant, and the options expire ten years after date of grant. Other nonqualified options have been issued to the Chief Executive Officer, directors and certain employees.

We have adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." It applies APB No. 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans. Had compensation cost for the plans been determined based on the fair value of the options at the grant date consistent with SFAS No. 123, our net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below:

     Fiscal year ended
                    September 28, September 29, September 30,
                            2002        2001       2000
                   (in thousands, except per share amounts)
Net Earnings:
     As reported          $18,113     $11,876     $9,968
     Pro forma            $16,760     $10,225     $8,609
Earnings Per Diluted Share:
     As reported            $1.99       $1.36      $1.10
     Pro forma              $1.84       $1.17       $.95

These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants before October 1, 1995. The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 2002, 2001 and 2000, respectively; expected volatility of 40% for fiscal year 2002, 38% for year 2001 and 30% for year 2000; risk-free interest rates of 3.58%, 4.69% and 6.35%; and expected lives ranging between 5 and 10 years for all years.

A summary of the status of our option plans as of fiscal years 2002, 2001 and 2000 and the changes during the years ended on those dates is represented below:

                            Incentive Stock Options  Nonqualified Stock Options
                                            Weighted-             Weighted-
                                   Stock    Average     Stock     Average
                                  Options   Exercise   Options    Exercise
                                Outstanding  Price   Outstanding    Price
Balance, September 26, 1999       950,659    $14.67     332,500    $13.56
     Granted                      186,334     13.68      34,000     15.94
     Exercised                   (113,253)    10.43     (10,500)     7.00
     Cancelled                   (108,446)    15.55          -         -
Balance, September 30, 2000       915,294     14.92     356,000     13.99
     Granted                      182,333     21.24      34,000     20.60
     Exercised                   (195,800)    10.80 (    34,000)    12.00
     Cancelled                    (21,000)    15.10          -         -
Balance, September 29, 2001       880,827     17.08     356,000     14.75
     Granted                       81,333     38.21      34,000     39.53
     Exercised                   (239,583)    14.19     (34,000)    10.75
     Cancelled                    (25,386)    19.96          -         -
Balance, September 28, 2002       697,191    $20.40     356,000    $17.55
Exercisable Options,
     September 28, 2002           263,827               322,000

The weighted-average fair value of incentive options granted during fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000 was $15.39, $8.19 and $4.93, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 28, 2002, September 29, 2001 and September 30, 2000 was $23.93, $12.22 and $8.95, respectively.

The following table summarizes information about incentive stock options outstanding at September 28, 2002:

                       Options Outstanding        Options Exercisable
                            Weighted-
                Number       Average    Weighted-  Number          Weighted-
            Outstanding at   Remaining  Average    Exercisable at   Average
             September 28,  Contractual Exercise   September 28,    Exercise
Range of
 Exercise Prices   2002        Life     Price           2002         Price
$12.75-$19.00    281,214    5.39 years  $14.24        101,464       $15.81
$19.38-$24.16    339,977    5.43 years  $21.45        162,363       $21.72
$38.48            76,000    5.00 years  $38.48            -
                 697,191                              263,827

The following table summarizes information about nonqualified stock options outstanding at September 28, 2002:

                       Options Outstanding        Options Exercisable
                            Weighted-
                Number       Average    Weighted-  Number          Weighted-
            Outstanding at   Remaining  Average    Exercisable at   Average
             September 28,  Contractual Exercise   September 28,    Exercise
Range of
 Exercise Prices   2002        Life     Price           2002         Price
$11.00-$15.94    220,000    3.31 years  $12.77        220,000       $12.77
$19.25-$21.75    102,000    6.92 years  $20.53        102,000       $20.53
$39.53            34,000    9.59 years  $39.53            -
                 356,000                              322,000


NOTE N - 401(k) PROFIT-SHARING PLAN

We maintain a 401(k) profit-sharing plan for our employees. Under this plan, we may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $1,051,000, $866,000 and $819,000 were made in fiscal years 2002, 2001 and 2000, respectively.


NOTE O - CASH FLOW INFORMATION

The following is supplemental cash flow information:

                                     Fiscal year ended
                  September 28,    September 29,    September 30,
                         2002            2001             2000
                                (in thousands)
Cash paid for:
Interest                $1,068          $2,966           $2,649
Income taxes            10,429             344            3,474


NOTE P - SEGMENT REPORTING

We principally sell our products to the food service and retail supermarket industries. We also distribute our products directly to the consumer through our chain of retail stores referred to as The Restaurant Group. Sales and results of our frozen beverages business are monitored separately from the balance of our food service business and restaurant group because of different distribution and capital requirements. We maintain separate and discrete financial information for the four operating segments mentioned above which is available to our Chief Operating Decision Makers. We have applied no aggregation criteria to any of these operating segments in order to determine reportable segments. Our four reportable segments are Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverages. All inter-segment net sales and expenses have been eliminated in computing net sales and operating income (loss). These segments are described below.

Food Service
The primary products sold to the food service group are soft pretzels, frozen juice treats and desserts, churros and baked goods. Our customers in the food service industry include snack bars and food stands in chain, department and discount stores; malls and shopping centers; fast food outlets; stadiums and sports arenas; leisure and theme parks; convenience stores; movie theatres; warehouse club stores; schools, colleges and other institutions. Within the food service industry, our products are purchased by the consumer primarily for consumption at the point-of-sale.

Retail Supermarkets
The primary products sold to the retail supermarket industry are soft pretzel products-including SUPERPRETZEL-LUIGI'S Real Italian Ice, MINUTE MAID Juice Bars and Soft Frozen Lemonade, ICEE Squeeze Up Tubes and TIO PEPE'S Churros. Within the retail supermarket industry, our frozen and prepackaged products are purchased by the consumer for consumption at home.

The Restaurant Group
We sell direct to the consumer through our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET, our chain of specialty snack food retail outlets.

Frozen Beverages
We sell frozen beverages to the food service industry, including our Restaurant Group, primarily under the names ICEE and ARCTIC BLAST in the United States, Mexico and Canada.

The Chief Operating Decision Maker for Food Service, Retail Supermarkets and The Restaurant Group and the Chief Operating Decision Maker for Frozen Beverages monthly review and evaluate operating income and sales in order to assess performance and allocate resources to each individual segment. In addition, the Chief Operating Decision Makers review and evaluate depreciation, capital spending and assets of each segment on a quarterly basis to monitor cash flow and asset needs of each segment. Information regarding the operations in these four reportable segments is as follows:

Fiscal year ended
                         September 28,   September 29,   September 30,
                                   2002          2001          2000
                                      (in thousands)
Sales to external customers:
     Food Service               $185,219      $171,373      $147,593
     Retail Supermarket           41,366        39,076        32,246
     The Restaurant Group         10,724        12,043        12,822
     Frozen Beverages            115,878       105,843       104,171
                                $353,187      $328,335      $296,832
Depreciation and Amortization(1):
     Food Service                $13,547       $13,832       $11,974
     Retail Supermarket              -             -             -
     The Restaurant Group            682           854           781
     Frozen Beverages             16,757        16,217        15,005
                                 $30,986       $30,903       $27,760
Operating Income (Loss)(1):
     Food Service                $17,382       $15,103       $13,146
     Retail Supermarket            1,936         1,770           246
     The Restaurant Group           (915)       (1,450)         (764)
     Frozen Beverages              9,863         8,359         8,100
                                 $28,266       $23,782       $20,728
Capital Expenditures:
     Food Service                $11,418        $6,673       $16,295
     Retail Supermarket              -             -             -
     The Restaurant Group            159           268         1,411
     Frozen Beverages              8,902        10,186        17,222
                                 $20,479       $17,127       $34,928
Assets:
     Food Service               $129,702      $124,951      $112,248
     Retail Supermarket              -             -             -
     The Restaurant Group          2,921         4,032         4,996
     Frozen Beverages             87,413        95,498       102,795
                                $220,036      $224,481      $220,039


NOTE Q - QUARTERLY FINANCIAL DATA (UNAUDITED)

                                  Fiscal year ended September 28, 2002
                                                                  Net
                                                               Earnings
                                                        Net  Per Diluted
                            Net Sales  Gross Profit   Earnings Share(2)
                           (in thousands, except per share information)
1st Quarter                   $74,797      $22,044      $822     $.09
2nd Quarter                    77,712       25,156     2,336      .25
3rd Quarter                   100,628       36,430     7,518      .80
4th Quarter                   100,050       35,827     7,437      .81
Total                        $353,187     $119,457   $18,113    $1.95

                                  Fiscal year ended September 29, 2001
                                                                  Net
                                                               Earnings/
                                                                 Loss
                                                        Net  Per Diluted
                           Net Sales  Gross Profit    Earnings  Share(2)
                          (in thousands, except per share information)
1st Quarter                   $65,550    $19,928       $(693)  $(0.08)
2nd Quarter                    71,357     21,859         367     0.04
3rd Quarter                    93,989     32,720       5,778     0.65
4th Quarter                    97,439     34,213       6,424     0.72
Total                        $328,335   $108,720     $11,876    $1.33


(1) 2001 and 2000 depreciation and amortization expense excludes amortization expense associated with goodwill.

(2) Total of quarterly amounts do not necessarily agree to the annual report amounts due to separate quarterly calculations of weighted-average shares outstanding.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors

J&J Snack Foods Corp.

We have audited the accompanying consolidated balance sheets of J&J Snack Foods Corp. and Subsidiaries as of September 28, 2002 and September 29, 2001, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 28, 2002 (52 weeks, 52 weeks and 53 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J&J Snack Foods Corp. and Subsidiaries as of September 28, 2002 and September 29, 2001, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 6, 2001


Corporate Information


Directors

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore Senior Vice President,
Chief Financial Officer, Secretary and Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Stephen N. Frankel (1), (2)
President, Stephen N. Frankel Realtor, Inc.

Peter G. Stanley (1), (2)
Vice President,
Emerging Growth Equities, Ltd.

Leonard M. Lodish, Ph.D. (1), (2)
Samuel R. Harrell Professor, Marketing Department of the Wharton School, University of Pennsylvania


Officers

Gerald B. Shreiber
Chairman of the Board, President and Chief Executive Officer

Dennis G. Moore
Senior Vice President, Chief Financial Officer, Secretary and Treasurer

Robert M. Radano
Senior Vice President and Chief Operating Officer

Michael Karaban
Senior Vice President, Marketing

Paul L. Hirschman
Vice President, Information Systems


Officers of Subsidiary Companies

J&J SNACK FOODS Sales CORP.

John Duckett
Vice President, Service & Assembly

Anthony P. Harrison II
Vice President, Quality Control and Research & Development

H. Robert Long
Vice President, Distribution

Harry A. McLaughlin
Vice President, Controller

Robert J. Pape
Vice President, Sales-Retail

Milton L. Segal
Vice President, Purchasing

Steven J. Taylor
Vice President, Sales - Food Service

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

Susan Woods
Vice President, Marketing


ICEE DE MEXICO, S.A. DE C.V.
Andres Gonzalez
Vice President


PRETZELS, INC.
Gary Powell
President


(1) Audit Committee Member

(2) Compensation Committee Member


Quarterly Common Stock Data

                     Market Price
Fiscal 2002        High        Low
1st Quarter      $26.25     $18.10
2nd Quarter       40.40      23.22
3rd Quarter       45.15      32.42
4th Quarter       44.97      34.85

Fiscal 2001        High        Low
1st Quarter      $18.50     $12.50
2nd Quarter       17.88      15.00
3rd Quarter       23.79      16.50
4th Quarter       24.10      14.82


Stock Listing
The common stock of J&J Snack Foods Corp. is traded on the NASDAQ National Market System with the symbol JJSF.

Transfer Agent and Registrar
American Stock Transfer Trust Company
New York, NY

Independent Accountants
Grant Thornton LLP
Philadelphia, PA

Counsel
Blank, Rome, Comisky & McCauley LLP
Cherry Hill, NJ

Annual Meeting
Meeting of Shareholders is scheduled for Thursday, February 6, 2003 at 10:00 a.m. at the Hilton at Cherry Hill, 2349 W. Marlton Pike, Cherry Hill, NJ.

Form 10-K
Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

J&J Snack Foods Corp.
6000 Central Highway
Pennsauken, NJ 08109
Attention: Dennis G. Moore

website
www.jjsnack.com


Snackers of the world--go forth--secure in the knowledge that J&J Snack Foods will defend great snacking...Today,tomorrow and beyond!