Form 10-K, Exhibit 13
period 2003-09-27
J&J SNACK FOODS CORP
filed 2003-12-18
CIK 785956

EXHIBIT 13.1











                                     J & SNACK FOODS CORP.

                                       2003 ANNUAL REPORT

                                        TO SHAREHOLDERS


































     J&J Snack Foods
     6000 Central Highway
     Pennsauken, NJ  08109
     (856) 665-9533
     www.jjsnack.com

     2003 ANNUAL REPORT

     Munch.
     S-s-s i p.
     Ah-h-h.
     Mm-m-m.

     Hear that?

     It's the satisfied sound of snackers everywhere delighting their senses with the J&J Snack Foods family of brands.

     2003 in Review

     Profile

     J&J Snack Foods Corp. is a manufacturer, marketer and distributor of an expanding variety of nutritional, popularly priced, branded niche snack foods and beverages for the food service and retail supermarket industries. The Company is listed on the NASDAQ exchange as ''JJSF'', and serves both national and international markets.

     Our growing portfolio of products includes soft pretzels; frozen beverages; frozen juice bars and desserts; churros, a cinnamon pastry; funnel cakes; cookies and bakery goods; and other snack foods and drinks. Consumers can enjoy these nutritional and tasty products in a variety of settings where people work, play, travel and shop.

     The Company's growth is the result of a strategy that emphasizes active development of new and innovative products, penetration into existing market channels and expansion of established products into new markets. Our four business groups, Food Service, Frozen Beverages, Retail Supermarket and The Restaurant Group, were part of our 32nd consecutive year of record sales in fiscal 2003 and are poised for continued growth this coming year.

     As we prepare for the future, J&J Snack Foods Corp. plans to continue expanding it's unique, niche product offerings, by capitalizing on new opportunities wherever they may be found.

     Contents

     Profile   FLAP
     Financial Highlights          1
     President's Letter            2
     Soft Pretzels                 4
     Frozen Beverages              6
     Frozen Juice Bars & Desserts  8
     More Snacks                  10
     Family of Brands             12
     Financial Information        13
     Corporate Information        32


     Financial Highlights

                    Fiscal year ended in September
          2003 2002 2001 2000 1999
                    (In thousands except per share data)
     Net Sales*     $ 364,567 $ 353,187 $ 328,335 $ 296,832 $ 270,835
     Net Earnings   $  19,902 $  18,113 $  11,876 $   9,968 $  14,264
     Total Assets   $ 236,683 $ 220,036 $ 224,481 $ 220,039 $ 213,680
     Long-Term Debt $      -  $      -  $  28,368 $  42,481 $  34,660
     Stockholders'
       Equity       $ 182,564 $ 168,709 $ 146,143 $ 133,274 $ 131,169

     Common Share Data
     Earnings Per
       Diluted Share  $  2.20 $    1.99 $    1.36 $    1.10 $    1.50
     Earnings Per
       Basic Share    $  2.26 $    2.07 $    1.40 $    1.13 $    1.58
     Book Value
       Per Share      $ 20.85 $   18.95 $   16.92 $   15.64 $   14.57
     Common Shares
       Outstanding
       At Year End      8,757     8,903     8,636     8,522     9,000


     *-Net sales from 1999 to 2001 have been reduced as a result of our adoption of EITF 01-9, ''Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products.'' These reclassifications had no impact on reported net earnings or earnings per share.


     President's Letter

     To Our Shareholders and Friends:

     ''Truth, justice and the American way.'' Oops... no, that was last year's closing statement of my President's Letter. I need something else, slightly different, as we put the finishing touches on another good year. As I recently gazed reflectively while enjoying the natural beauty of a pastoral country setting, the sights and sounds of nature overwhelmed my senses. Almost like I could touch the beauty, smell its fragrance, taste its goodness and hear the serenity. And then I realized just how much the sensory qualities of our products contribute to their enjoyment, and in turn, the success of our company.

     J&J Snack Foods Corp. has just completed it's 32nd consecutive year of growth. How do we do it? Our insatiable appetite for success helps us to sniff out opportunities wherever they can be found. Operational discipline and good execution helps make them fit. Our dedication to serving the public remains steadfast. And, none of this would be possible without a truly sense-ational team working with me.

     Sales and earnings set records in 2003

     I am delighted to report to our shareholders our year-end results. In 2003, we set sales and earnings records again! And, earnings per share were the highest in our corporate history.

     In brief:
     * Net sales grew by 3% to a record $365 million
     * Net earnings climbed 10% to $19.9 million
     * Earnings per share rose 11% to $2.20
     * Book value increased to $20.85

     Strong performance by our Food Service business group, led by continued growth of our core and newer soft pretzel products, paved the way. Total Food Service sales were up 8% for the year, boosted by our award-winning PRETZEL FILLERS and GOURMET TWISTS that grew at an even faster rate. Other products also contributed to our successful year. Our ICEE business group, given the circumstances of weather and store closings affecting a major customer, performed well overall. And, although Retail Supermarket sales declined this year due to the discontinuance of frozen novelty products introduced last year and poor weather conditions, it is noteworthy that our retail soft pretzel category grew.

     Tuning into sensory perception

     Unlike some larger food companies, our company is unique and our products fall into specialty niche categories. In our beginning in 1971, we saw and sensed something of product lines that were undeveloped and under-marketed. This initially included soft pretzels. Our business grew, and later churros, frozen juice bars and desserts, ICEE and frozen carbonated beverages, funnel cakes and cookies were added to the mix to further delight the senses.

     We continue to utilize the same strategy and basic philosophy that has served us well over the years. By making quality niche products, being the low cost producer and maintaining strong sales and distribution channels, we were able to overcome a tough economic environment made even tougher by cost increases.

     We are satisfied with our recent performance but can clearly see further success. As we begin our 33rd year in business, we remain committed to maintaining the standards already in place, and will focus on furthering our quest for continued growth and excellence. We look forward to another sense-ational year in 2004!

     Sincerely,

     Gerald B. Shreiber
     President and Chairman
     December 1, 2003



     Soft Pretzels

     Take a good look and you'll clearly see why J&J Snack Foods Corp. remains the world's premier and largest manufacturer of soft pretzels. As demand continues to grow, seven of our manufacturing facilities are busy producing the millions upon millions of soft pretzels needed to satisfy consumers across the U.S. and around the world.

     All eyes are on expanding food service sales

     In fiscal 2003, food service soft pretzel sales grew an impressive 15%, primarily driven by surging sales of our gourmet style soft pretzels. These delectable snacks can be eaten on-the-go or as a meal replacement, and are sold at an expanding number of locations including convenience stores, home-delivery services, mass merchandisers, snack bars and other traditional food service outlets.

     Our delicious PRETZEL FILLERS, hand-twisted soft pretzels with scrumptious fillings and toppings, have provided a whole new way to view soft pretzels! Enjoy any of our four appealing flavors: Twisted Pizza, Hollerin' Jalapeno, Sweet Dream Cream Cheese and Cinnamon Apple Harvest. PRETZEL FILLERS are available in various sizes as well as individually wrapped.

     Hungry consumers have also set their sights on GOURMET TWISTS. These old-world, hearth-baked soft pretzels are offered in either Original Twist or Sweet Doughlicious. Packaged with savory toppings including butter, cinnamon-sugar and salt, they provide variety and simple preparation. The food service picture has changed forever!

     Our flagship brand - SUPERPRETZEL Soft Pretzels - provides the lion's share of food service soft pretzel sales. They remain America's Favorite Soft Pretzel, and are available at tens-of-thousands of high-traffic locations across the country such as malls and shopping centers; stadiums and sports arenas; amusement, leisure and theme parks; chain, convenience and warehouse club stores; schools and colleges; business and industry cafeterias and fast food outlets.

     We're the apple of the School Food Service Director's eye

     We remain dedicated to helping schools provide good nutrition and fun for America's schoolchildren. Our SUPERPRETZEL product line satisfies bread requirements for the U.S.D.A. approved National School Lunch/Breakfast Program - making it a tasty addition to school lunch and breakfast menus. Available in themed and shaped varieties such as shamrocks, pumpkins, hearts and stars, School Food Service Directors know that holiday and special menus will be seen as a hit with students.

     Still lookin' good at the supermarket

     SUPERPRETZEL brand sales in retail supermarkets - which includes soft pretzels, SOFT PRETZEL BITES and SOFTSTIX Cheese Filled Soft Pretzel Sticks co-branded with KRAFT* - again showed an increase for the year, thanks to a 14% sales spike for our SUPERPRETZEL SOFTSTIX. The brand continues to lead the retail category with a commanding market share and a presence in more than 29,000 supermarkets nationwide.

     SUPERPRETZEL PRETZELFILS - a vision of the future

     Watch closely, we've just reinvented at-home snacking. At the end of our fiscal year, we began test marketing SUPERPRETZEL PRETZELFILS - the newest member of the SUPERPRETZEL family. Flavored dough is combined with delicious fillings and toppings to create an entirely new snacking sensation. Eaten as a snack, mini-meal or hors d'oeuvre, consumers can choose from three delicious flavors: pizza, pepperjack and onion veggie cream cheese. Our innovations just keep on coming!

     Our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, continues to serve as a valuable resource for market research and new product evaluation.

     *KRAFT and the KRAFT logo are registered trademarks owned and licensed by Kraft Food Holdings, Inc.

     Focus

     Love at first
     Sight
     and love in every bite.



     Frozen Beverages

     On a hot summer day or anytime, there is no better way to cool off than with a delicious, frosty beverage from J&J Snack Foods. Use a straw or use a spoon, but by all means, experience this chilling sensation.

     The ICEE Company ---- our frozen beverage division ---- sets the standard for excellence and remains the world's largest distributor of frozen beverages. However, sales dipped slightly in fiscal 2003 primarily due to the unusually wet summer and continued store closings at a major account.

     Connect with an ICEE anywhere

     Feel like ICEE is everywhere you are? You're right! Refreshing ICEE branded beverages are sold in more than 30,000 food service outlets throughout the United States, Canada and Mexico, many of which also sell our SUPERPRETZEL brand and other tasty and nutritional J&J products. ARCTIC BLAST and other signature brands are also available in some geographic locations. Served from our proprietary dispensing equipment, these semi-frozen treats are an exciting and delicious alternative to traditional juices and soft drinks for thirsty consumers in need of a cool-down.

     We are transitioning to the ICEE brand in nearly 7,000 Burger King* locations, modifying the look of existing dispensing units to provide additional brand exposure. Our long-term marketing agreement with The Coca-Cola Company continues to thrive as The ICEE Company provides ongoing managed services to dispensing machines in these Burger King locations while The Coca-Cola Company provides the syrup. A very cool combination indeed!

     Our customers feel the love

     The ICEE Company's success is owed in no small part to the ''Service Excellence'' provided by our nationwide network of branches and trained technicians that reports to our centralized, state-of-the-art Customer Service Center. We perform ongoing managed service for existing customers as well as other beverage and related food equipment providers. As always, we remain dedicated to maintaining our equipment in peak condition at all times and are sensitive to our trade customers' needs. To that end, this fiscal year we began the rollout of hand-held computers to speed up communication from the field and reduce manual processing of service information. The majority of the project should be implemented in fiscal 2004.

     Staying in touch by way of promotions

     Promotional opportunities continued to play an important role throughout fiscal 2003. Value-added on-the-cup offers; consumer sweepstakes and contests; feature film, video/DVD and video game tie-ins; turnkey holiday-themed and flavor promotions; and account-specific themed promotions are just some of the ways the ICEE brand stays in front of consumers. Tie-ins with SUPERPRETZEL, GOURMET TWISTS, MRS. GOODCOOKIE and other J&J products were also featured at several national accounts, promoting sense-ational snack combinations.

     Uncarbonated ways to chill out

     Feel like a frosty treat without carbonation? The ICEE Company offers three frozen beverage alternatives. In the fourth quarter, we introduced ICEE SLUSH to schools and lower volume locations. For schools, it is made with real fruit juice to meet specific nutritional requirements. JAVA FREEZE, a coffee-flavored beverage, remains popular with the college crowd. And, CALIFORNIA NATURAL ---- served with or without alcohol ---- enhances the spectator experience at sporting events and entertainment venues.

     So when you need to chill out and the ordinary just won't do, satisfy your senses with a frozen treat from J&J.

     *Burger King is a registered trademark of Burger King Corporation.
     Chillin'
     Experience the ICEE
     Touch
     and feel the Arctic Blast.



     Frozen Juice Bars & Desserts

     Need a cool, refreshing treat? You're not alone. Increased consumption of our MINUTE MAID* and BARQ'S** branded products, combined with the efforts of our LUIGI'S, CHILL, ICEE, FROSTAR, SHAPE UPS and MAMA TISH'S brands, helped us turn in a tasty 4% increase in food service sales in fiscal 2003. A palatable result ---- despite Mother Nature's wrath, which impacted sales of our frozen juice bars and dessert brands last summer, mostly in leisure and theme venues.

     Relishing our award-winning partnership

     Our ongoing alliance with The Coca-Cola Company gives J&J Snack Foods Corp. the exclusive rights to manufacture, sell and distribute licensed frozen juice bars and desserts under the Coca-Cola*** brands of MINUTE MAID and BARQ'S. Consumer recognition and trust of these brands, combined with our robust distribution channels, provide a solid foundation for success.

     Our mouth-watering Coca-Cola branded products include MINUTE MAID Juice Bars, MINUTE MAID Soft Frozen Lemonade, MINUTE MAID Fruit & Cream Swirl and a new product with an old-fashioned feel ---- BARQ'S Frozen Root Beer & Vanilla Ice Cream Float. This luscious frozen treat is already causing quite a stir, garnering a pair of prestigious industry publication awards: ''Stagnito's Best New Product Award'' and ''Best New Product Award'' from Convenience Store News. Delicious news indeed! And, in warehouse club stores, food service frozen dessert sales were boosted when BARQ'S Frozen Root Beer & Vanilla Ice Cream Float and MINUTE MAID Juice Bars were successfully welcomed into the club.

     Canadians are now enjoying our taste-tempting frozen desserts, as our ongoing efforts to expand in this geographic market have landed MINUTE MAID Soft Frozen Lemonade into club stores and convenience stores north of the border.

     A ravenous appetite for pleasing kids and adults

     J&J Snack Foods Corp. is proud to be a Patron Member of the American School Food Service Association and pledges to remain committed to offering nutritious products to schoolchildren. With more than 90 million servings this year, our MINUTE MAID Juice Bars, which carry the Child Nutrition (CN) label and satisfy fruit requirements for the National School Lunch/Breakfast Program, remain the #1 menued frozen juice bar in America's schools. SHAPE UPS Frozen Juice Cups, juice-based frozen desserts with holiday themed lids, provide School Food Service Directors with lip-smackin' options for menu planning.

     Still the #1 taste in the freezercase

     Retail supermarket sales of frozen juice bars and desserts ---- which includes the LUIGI'S, MINUTE MAID, BARQ'S and ICEE brands ---- experienced a decline this fiscal year due in part to lost distribution of products introduced last year and a damp, dreary summer which impacted all frozen novelty category sales. Although sales of LUIGI'S Real Italian Ice were flat for the year, the brand still sits atop the supermarket freezercase as the #1 selling Italian ice and is very well positioned for future growth.

     BARQ'S Frozen Root Beer & Vanilla Ice Cream Float was successfully introduced in test markets in fiscal 2003, and expansion plans are in place for this old-fashioned favorite in the coming year.

     *MINUTE MAID is a registered trademark of The Coca-Cola Company. **BARQ'S is a registered trademark of Barq's Inc.
     ***Coca-Cola is a registered trademark of The Coca-Cola Company.

     Crave

     Bathe your tongue in
     Taste
     and enjoy lip smackin' fun.



     More Snacks

     Nothing stirs the senses quite like the sweet aroma of warm, fresh snacks. Delicious cookies, crispy churros, fragrant funnel cakes and other quality bakery products comprise this ever-growing niche category for J&J Snack Foods Corp.

     Ah-h-h-h-h, the sweet smell of success!

     In the food service sector, MRS. GOODCOOKIE, CAMDEN CREEK and other branded cookies serve up equally delicious whether distributed as frozen cookie dough, pre-baked or pre-packaged cookies. And for a more custom sensation, CAMDEN CREEK private label fund raising frozen cookie dough has proven to be a winner, along with packaged, fun character cookie sales to schools and sales of MRS. GOODCOOKIE frozen cookie dough. All were key contributors to the 4% rise in dollars and scents in 2003.

     Our other taste-tempting bakery products include non-branded frozen cookie dough, commercial specialty baking items, contract private label products and organically certified baked goods. The 5% sales spurt we experienced is primarily the result of growth in our contract private label business. Additionally, our fresh bakery products which convenience food retailer, posted increases to food service sales as well. Soon, you may catch the aromatic whiff of many of our fresh-baked goodies in even more places as we explore our existing distribution channels for further opportunities.

     Sensing continued growth for TIO PEPE'S

     What was once a regional delicacy only in the Southwest, TIO PEPE'S Churros ---- crispy, doughnut-like snacks ---- continue to spread their cinnamon scent across the country and into international markets. In fiscal 2003, food service sales of regular and fruit filled churros beat out the previous year's sales by a nose. Both varieties are delicious and nutritious, while fruit filled churros satisfy both bread and fruit requirements for the U.S.D.A. National School Lunch/Breakfast Program. International sales of churros also grew in the Asia-Pacific region.

     Funnel cakes ---- still full of fun

     Available under THE FUNNEL CAKE FACTORY brand name, our fragrant funnel cakes are sold either as frozen, pre-cooked, pre-shaped cakes that simply need to be warmed, or as a make-your-own dry mix. Funnel cakes are meant for family fun, so it's no surprise that the rain-drenched summer ---- which adversely affected attendance and eating habits at theme and leisure parks as well as other outdoor venues, the primary distribution channel for funnel cakes ---- led to a marginal decline in sales for fiscal 2003. But if history is any indication, funnel cake sales should rebound quite nicely.

     Despite certain adversities and challenges we experienced this past year, we refused to let them dampen our spirits. We saw opportunities. We felt confident. We tasted victory. We smelled success. Triumphant once again, J&J Snack Foods Corp. experienced growth for our 32nd consecutive year ---- now that's sense-ational!


     Savor

     Inhale this aromatic
     Smell
     and lose yourself in the moment.



     J&J Snack Foods

     FAMILY OF BRANDS



     MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     In addition to historical information, this discussion and analysis contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed in the ''Management's Discussion and Analysis of Financial Condition and Results of Operations.'' Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. We undertake no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

     Critical Accounting Policies, Judgments and Estimates

     An understanding of our accounting policies is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention on the following:

     Principles of Consolidation -- Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America. Our consolidated financial statements include the accounts of the Company, and all its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

     Revenue Recognition -- We recognize revenue from snack food and frozen beverage products at the time the products are shipped to third parties. When we perform services under our service contracts for frozen beverage dispenser machines, revenue is recognized upon the completion of the services on specified machines. We provide an allowance for doubtful receivables after taking into consideration historical experience and other factors.

     Our product cost includes amounts for shipping and handling;
     therefore, we charge our customers shipping and handling fees at the time the products are shipped or when its services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in distribution expenses.

     We also sell service contracts covering frozen beverage machines sold. The terms of coverage range between 12 and 60 months. We record deferred income on service contracts, which is amortized by the straight-line method over the term of the contracts.

     Use of Estimates -- In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Asset Impairment -- We completed documentation of our transitional goodwill impairment tests during the quarter ended March 30, 2002 and did not record any transitional goodwill impairment loss as a result of our adoption of SFAS 142. There were no changes in the carrying amount of goodwill for the fiscal year ended September 27, 2003.

     Licenses and rights are being amortized by the straight-line method over periods ranging from 4 to 20 years and amortization expense is reflected throughout operating expenses. There were no changes in the gross carrying amount of intangible assets for the fiscal year ended September 27, 2003. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS 142.

     Income Taxes -- We account for our income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

     Commodity Price Risk Management -- Our most significant raw material requirements include flour, shortening, corn syrup, chocolate and macadamia nuts. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 24 months. Futures contracts are not used in combination with forward purchasing of these raw materials. Our procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

     Commitments and Contingencies -- We are a party to litigation that we currently believe will not have a material adverse effect on our financial condition or results of operations. We recognize liabilities for contingencies and commitments when a loss is probable and estimable. Our contractual and other commercial obligations primarily relate to the procurement of goods and services in the normal course of business.

     Refer to Note A to the consolidated financial statements for additional information on our accounting policies.

     RESULTS OF OPERATIONS

     Fiscal 2003 (52 weeks) Compared to Fiscal 2002 (52 weeks)

     Net sales increased $11,380,000 or 3% to $364,567,000 in fiscal 2003 from $353,187,000 in fiscal 2002.

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

     Food Service

     Sales to food service customers increased $15,309,000 or 8% to $200,528,000 in fiscal 2003. Soft pretzel sales to the food service market increased $10,160,000, or 15%, to $76,062,000 for the 2003 year due primarily to increased sales of PRETZEL FILLERS and GOURMET TWISTS. Increased sales to two customers accounted for approximately 64% of the soft pretzel sales' increase. Sales of bakery products increased $3,661,000 or 6% to $67,432,000 in fiscal 2003. Churro sales increased 3% to $12,923,000. Frozen juice bar and ices sales increased 4% to $38,120,000. All of the increases in sales throughout the Food Service segment were from a combination of increased unit volume and price increases.

     Retail Supermarkets

     Sales of products to retail supermarkets decreased $1,664,000 or 4% to $39,702,000 in fiscal 2003. Total soft pretzel sales to retail supermarkets were $17,195,000, an increase of 2% from fiscal 2002. Sales of frozen juice bars and ices decreased $1,207,000 or 5% to $24,251,000 in 2003 from $25,458,000 in 2002. Case sales of frozen juices and ices products introduced in 2002 which were unsuccessful were down 60% for the year.

     The Restaurant Group

     Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 9%, primarily due to reduced mall traffic and closings of 5 unprofitable stores.

     Frozen Beverages

     Frozen beverage and related product sales decreased $1,296,000 or 1% to $114,582,000 in fiscal 2003. Beverage sales alone decreased 2% to $89,387,000 for the year. Lower beverage sales to two customers accounted for more than the entire decrease in beverage sales. Service revenue increased $829,000, or 6% to $15,272,000 for the year.

     Sales to certain of our mass merchandising customers decreased in 2003 and are expected to further decline in 2004 as a result of store closings and other factors affecting their operations.

     Consolidated
     Gross profit was 34% of sales in both 2003 and 2002. Gross profit benefited from a large decrease in depreciation expense which was largely offset by increases in the unit costs of raw materials and packaging and increases in insurance costs.

     Total operating expenses increased $2,807,000 to $93,998,000 in fiscal 2003 but as a percentage of sales were 26% in 2003 and 2002. Marketing expenses decreased less than 1/2 of 1 percent to 14% of sales in fiscal 2003 from 15% in 2002. Distribution expenses increased less than 1/4 of 1 percent of sales to 8% from 7% last year. Administrative expenses were 4% in both years. Other general income increased to $384,000 in 2003 from $19,000 because of the positive resolution of prior acquisition liabilities.

     Operating income increased $2,581,000 or 9% to $30,847,000 in fiscal
     2003.

     Interest expense decreased $408,000 to $113,000 in fiscal 2003 because we had no long-term debt in 2003.
     The effective income tax rate was 36% in fiscal 2003 and 35% in fiscal
     2002.

     Net earnings increased $1,789,000 or 10% in fiscal 2003 to $19,902,000 or $2.20 per fully diluted share.

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

     Food Service

     Sales to food service customers increased $13,846,000 or 8% to $185,219,000 in fiscal 2002. Soft pretzel sales to the food service market increased 8% to $65,902,000 for the 2002 year. Sales of bakery products increased $5,814,000 or 10% to $63,771,000 in fiscal 2002 due to increased unit sales across our customer base due in part to our acquisition of Uptown Bakery in November 2000. Churro sales increased 7% to $12,530,000. Frozen juice bar and ices sales increased 10% to $36,798,000. All of the increases in sales throughout the Food Service segment were primarily the result of changes in unit volume.

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

     Total operating expenses increased $3,640,000 to $91,191,000 in fiscal 2002 but as a percentage of sales decreased to 26% in 2002 from 27% in 2001. The percentage decrease was mainly attributable to our adoption of SFAS 142 which eliminated the amortization of goodwill. Marketing expenses increased less than 1.4 of 1 percent to 15% of sales in fiscal 2002 from 14% in 2001. Distribution expenses decreased less than 1.2 of 1 percent of sales to 7% from 8% last year because of lower fuel prices early in the year and efficiencies related to higher volume. Administrative expenses were 4% in both years. Other general income of $19,000 in 2002 compared to other general income of $620,000 in 2001. Other general income in 2001 included gains from insurance proceeds.
     Operating income increased $7,097,000 or 34% to $28,266,000 in fiscal
     2002.

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

     Fluctuations in the value of the Mexican peso and the resulting revaluation of the net assets of our Mexican frozen beverage subsidiary caused decreases of $165,000, $151,000 and $25,000 in accumulated other comprehensive loss in the 2003, 2002 and 2001 fiscal years, respectively. In 2003, sales of the Mexican subsidiary were $4,354,000 as compared to $3,819,000 in 2002.

     In fiscal year 2003, we purchased and retired 297,000 shares of our common stock at a cost of $8,565,000. In fiscal year 2002, we did not purchase or retire any of our common stock. In fiscal year 2001, we purchased and retired 111,000 shares of our common stock at a cost of $1,431,000. Under a buyback authorization approved by the Board of Directors in April 2003, 478,000 shares remain to be purchased at September 27, 2003.

     Our general-purpose bank credit line provides for up to a $50,000,000 revolving credit facility. The agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice. There were no outstanding balances under this facility at September 27, 2003.

     The following table presents our contractual cash flow commitments on long-term debt and operating leases. See Notes to the Consolidated Financial Statements for additional information on our long-term debt and operating leases.
                                              Payments Due by Period
                                        Less
                                        Than     1--3     4--5      After
                            Total     1 Year    Years     Years   5 Years
                                                 (in thousands)
     Long-term debt,
       including current
       maturities          $     -   $     -    $     -   $    -  $     -
     Operating leases       40,164     8,068     11,266    7,262   13,568
     Total                 $40,164   $ 8,068    $11,266   $7,262  $13,568

     As of September 27, 2003, we were committed to purchasing approximately $13,000,000 of ingredients and packaging in fiscal year 2004. These commitments do not exceed our projected requirements over the related terms and are in the normal course of business.

     Effective December 30, 2001, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, ''Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products.'' EITF 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.

     As a result of the adoption, we reduced both net sales and marketing expenses by approximately $25,344,000, $27,175,000 and $23,361,000 for the years ended 2003, 2002 and 2001, respectively. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

     On December 30, 2001, we adopted SFAS No. 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets,'' (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,'' but it retains many of the fundamental provisions of that Statement. The adoption did not have a material effect on our financial statements.

     On October 1, 2001, we adopted SFAS 133, as amended by SFAS 138, ''Accounting for Certain Derivative Instruments and Certain Hedging Activities.'' Based on our minimal use of derivatives, the adoption of this standard did not have a significant impact on our earnings or financial position.

     On September 30, 2001, we adopted SFAS No. 142 ''Goodwill and Intangible Assets'' (SFAS No. 142). SFAS No. 142 includes requirements to annually test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000. We completed documentation of our transitional goodwill impairment tests during the quarter ended March 2002 and did not record any transitional goodwill impairment loss as a result of our adoption of SFAS No. 142. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS No. 142. Our annual impairment evaluation reflected no deterioration of our recorded goodwill.

     In November 2002, FASB Interpretation 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'' (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee.

     We previously did not record a liability when guaranteeing obligations unless it became probable that we would have to perform under the guarantee. FIN 45 applies prospectively to guarantees we issue or modify subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

     In January 2002, the FASB issued FASB Interpretation 46 (FIN 46), ''Consolidation of Variable Interest Entities.'' FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest (''variable interest entities''). Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2002, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2002, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2002. The adoption of FIN 46 did not have a material effect on our consolidated financial position, results of operations, or cash flows.

     On May 15, 2003, the FASB issued SFAS No. 150, ''Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.'' SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

     Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.
     Fiscal 2003 Compared to Fiscal 2002

     Cash increased $23,536,000, or 166%, to $37,694,000 from a year ago because we generated cash from operations in excess of the amount needed for investing and financing activities.

     Trade receivables increased $723,000 or 2% to $37,645,000 and inventories increased $1,003,000 or 5% to $23,202,000 in 2003 due to increased levels of business and higher unit costs of inventories.

     Property, plant and equipment decreased $7,295,000 to $87,115,000 primarily because expenditures for dispensers required for the expansion of our frozen beverage business, for ovens and portable merchandisers required for the expansion of our food service business and for the expansion and upgrading of production capability at our manufacturing facilities was approximately $5,000,000 less than depreciation of existing assets.

     Other intangible assets, less accumulated amortization decreased $308,000 to $1,231,000 due to amortization.

     Accounts payable and accrued liabilities decreased $186,000 in 2003 from $40,244,000 in 2002.

     Deferred income taxes increased by $2,568,000 to $13,374,000 which related primarily to depreciation of property, plant and equipment.

     Common stock decreased $5,882,000 to $28,143,000 in 2003 because of the repurchase of $8,565,000 of our common stock which was partially offset by the exercise of incentive stock options and stock issued under our stock purchase plan for employees.

     Net cash provided by operating activities decreased $4,718,000 to $46,365,000 in 2003 primarily because of a decrease in depreciation and amortization of fixed assets.

     Net cash used in investing activities decreased $2,986,000 to $16,502,000 in 2003 from $19,488,000 in 2002 because of an increase in proceeds from disposal of property and equipment.

     Net cash used in financing activities decreased $18,547,000 in 2003 to $6,327,000 from $24,874,000 in 2002. The decrease was because we paid down $28,069,000 of long-term debt in 2002 and we had no long-term debt in 2003.

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


     CONSOLIDATED STATEMENTS OF EARNINGS

                                              Fiscal year ended
                                 September 27, September 28, September 29,
                                           2003      2002      2001
                                    (52 weeks)  (52 weeks) (52 weeks)
                          (in thousands, except per share information)

     Net Sales                         $364,567  $353,187  $328,335
     Cost of goods sold                 239,722   233,730   219,615
       Gross profit                     124,845   119,457   108,720

     Operating expenses
          Marketing                      51,492    51,466    47,124
          Distribution                   27,705    26,041    25,594
          Administrative                 15,185    13,703    12,840
          Amortization of goodwill            -         -     2,613
          Other general income             (384)      (19)     (620)
                                         93,998    91,191    87,551
         Operating income                30,847    28,266    21,169

     Other income (expenses)
          Investment income                 362       268       356
          Interest expense                 (113)     (521)   (3,183)
          Other                               -         -       213
                                            249      (253)   (2,614)
         Earnings before income taxes    31,096    28,013    18,555

     Income taxes                        11,194     9,900     6,679

         NET EARNINGS                  $ 19,902  $  18,113 $  11,876
     Earnings per diluted share           $2.20      $1.99     $1.36
     Weighted-average number
       of diluted shares                  9,051      9,093     8,754
     Earnings per basic share             $2.26      $2.07     $1.40
     Weighted-average number
     f basic shares                       8,800     8,770     8,502

     The accompanying notes are an integral part of these statements.



     CONSOLIDATED BALANCE SHEETS

                                           September 27,  September 28,
                                                     2003      2002
                                                   (in thousands,
                                                 except share amounts)
     Assets
     Current Assets
          Cash and cash equivalents               $ 37,694  $ 14,158
          Receivables
               Trade, less allowances
               of $991 and $1,839, respectively     37,645    36,922
               Other                                   516     1,016
          Inventories                               23,202    22,199
          Prepaid expenses and other                 1,348     1,072
                    Total current assets           100,405    75,367

     Property, Plant and Equipment, at cost        298,609   290,340
          Less accumulated depreciation
               and amortization                    211,494   195,930
                                                    87,115    94,410
     Other Assets
          Goodwill                                  45,850    45,850
          Other intangible assets, net               1,231     1,539
          Long-term investment securities
               held to maturity                        275       675
          Other                                      1,807     2,195
                                                    49,163    50,259
                                                  $236,683  $220,036

     Liabilities and Stockholders' Equity
     Current Liabilities
          Accounts payable                        $ 27,252  $ 27,683
          Accrued liabilities                       12,806    12,561
                    Total current liabilities       40,058    40,244

     Deferred Income Taxes                          13,374    10,806
     Other Long-Term Liabilities                       687       277

     Stockholders' Equity
     Preferred stock, $1 par value;
       authorized, 5,000,000 shares; none
       issued                                            -         -
     Common stock, no par value;
       authorized, 25,000,000 shares;
          issued and outstanding, 8,757,000
          and 8,903,000 respectively                28,143    34,025
     Accumulated other comprehensive loss           (1,957)   (1,792)
     Retained Earnings                             156,378   136,476
                                                   182,564   168,709
                                                  $236,683  $220,036

     The accompanying notes are an integral part of these statements.



     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                          Accumulated
                                              Other
                                       Comprehensive  Retained     Comprehensive
                              Shares Amount    Loss  Earnings  Total     Income
                                                (in thousands)
Balance at October 1, 2000     8,522 $28,403 $(1,616) $106,487 $133,274
  Issuance of common stock upon
    exercise of stock options    207   2,194       -         -    2,194
  Issuance of common stock for
    employee stock purchase plan  18     255       -         -      255
  Foreign currency translation
    adjustment                     -       -       -       (25)       - $   (25)
  Repurchase of common stock    (111) (1,431)      -         -   (1,431)
  Net earnings                     -       -       -    11,876   11,876  11,876
  Comprehensive income             -       -       -         -        - $11,851

Balance at September 29, 2001  8,636 $29,421 $(1,641) $118,363 $146,143
  Issuance of common stock upon
    exercise of stock options    254   4,336       -         -    4,336
  Issuance of common stock for
    employee stock purchase plan  13     268       -         -      268
  Foreign currency translation
    adjustment                     -       -    (151)        -  $  (151)
  Net earnings                     -       -  18,113    18,113   18,113
  Comprehensive income             -       -       -         -        - $17,962

Balance at September 28, 2002  8,903 $34,025 $(1,792) $136,476 $168,709
  Issuance of common stock upon
    exercise of stock options    139   2,342       -         -    2,342
  Issuance of common stock for
    employee stock purchase plan  12     341       -         -      341
  Foreign currency translation
    adjustment                     -       -    (165)        -     (165)$  (165)
  Repurchase of common stock    (297) (8,565)      -         -   (8,565)
  Net earnings                     -       -       -    19,902   19,902  19,902
  Comprehensive income             -       -       -         -        - $19,737

Balance at September 27, 2003  8,75  $28,143 $(1,957) $156,378 $182,564
  The accompanying notes are an integral part of these statements.



  CONSOLIDATED STATEMENTS OF CASH FLOWS

          Fiscal year ended
          September 27,  September 28,  September 29,
          2003 2002 2001
                                            (52 weeks) (52 weeks) (52 weeks)
                                                    (in thousands)
  Operating activities:
    Net earnings                               $19,902   $18,113   $11,876
      Adjustments to reconcile
        net earnings to net cash
        provided by operating activities:
       Depreciation and amortization
        of fixed assets                         24,234    30,252    30,170
       Amortization of intangibles
        and deferred costs                         729       734     3,346
       (Gains) losses from disposals
         and write-downs of property & equipment  (389)      255      (330)
       Increase in deferred income taxes         2,568     1,578       888
       Changes in assets and liabilities,
         net of effects from purchase of companies:
           Increase in accounts receivable        (285)   (1,068)   (3,411)
           Increase in inventories                (829)     (207)     (361)
           Increase (decrease) in prepaid
             expenses and other                   (276)      125       221
           Increase in accounts payable and
             accrued liabilities                   711     1,301     7,055
       Net cash provided by operating
             activities                         46,365    51,083    49,454

  Investing activities:
    Purchases of property, plant and equipment (19,292)  (20,479)  (17,127)
      Payments for purchase of companies
        net of cash acquired and debt assumed        -         -   (11,330)
      Proceeds from investments held to maturity   400       840       105
      Proceeds from disposal of property
        and equipment                            2,534       167       824
      Other                                       (144)      (16)     (560)
        Net cash used in investing activities  (16,502)  (19,488)  (28,088)

  Financing activities:
    Proceeds from borrowings                         -    24,000    13,000
    Proceeds from issuance of common stock       2,238     3,195     2,307
    Payments to repurchase common stock         (8,565)        -    (1,431)
    Payments of long-term debt                       -   (52,069)  (29,184)
      Net cash used in financing activities     (6,327)  (24,874)  (15,308)

      Net increase in cash and cash equivalents 23,536     6,721     6,058

  Cash and cash equivalents at beginning
    of year                                     14,158     7,437     1,379
  Cash and cash equivalents at end of year     $37,694   $14,158   $ 7,437

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

     Effective December 30, 2001, we adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 01-9, ''Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products.'' EITF 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.

     As a result of the adoption, we reduced both net sales and marketing expenses by approximately $25,344,000, $27,175,000 and $23,361,000 for the years ended 2003, 2002 and 2001, respectively. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

     We follow EITF Issue 00-10, ''Accounting for Shipping and Handling Fees and Costs'' (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Our product costs include amounts for shipping and handling, therefore, we charge our customers shipping and handling fees at the time the products are shipped or when services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and is included in Distribution expenses. Accordingly, this consensus opinion had no effect on our current and previous classifications.

     Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) addresses certain criteria for revenue recognition. SAB 101 outlines the criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Our revenue recognition policies complied with the guidance contained in SAB 101 and, therefore, our results of operations were not materially affected.

     We also sell service contracts covering frozen beverage machines sold. The terms of coverage range between 12 and 60 months. We record deferred income on service contracts which is amortized by the straight-line method over the term of the contracts.

     During the years ended September 27, 2003 and September 28, 2002, we sold $2,561,000 and $2,281,000, respectively, of service contracts related to our frozen beverage machines. At September 27, 2003 and September 28, 2002, deferred income on service contracts was $1,783,000 and $1,345,000, respectively, of which $687,000 is included in other long-term liabilities as of September 27, 2003 and the balance is reflected as short-term and included in accrued liabilities on the consolidated balance sheet. Service contract income of $2,122,000, $1,468,000 and $948,000 was recognized for the fiscal years ended 2003, 2002 and 2001, respectively.
     3. Foreign Currency

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

     6. Concentrations of Credit Risk and Accounts Receivable

     We maintain cash balances at financial institutions located in various states. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. We periodically maintain cash balances in excess of these insurance limits.

     Other financial instruments which could potentially subject us to concentrations of credit risk are trade accounts receivable; however, such risks are limited due to the large number of customers comprising our customer base and their dispersion across geographic regions.

     The majority of our accounts receivable are due from trade customers. Credit is extended based on evaluation of our customers' financial condition and collateral is not required. Accounts receivable payment terms vary and are stated in the financial statements at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, customers' current ability to pay their obligations to us, and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

     7. Inventories
     Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market.

     8. Investment Securities

     We account for our investment securities in accordance with SFAS No. 115, ''Accounting for Certain Investments in Debt and Equity Securities.'' This standard requires investments in securities to be classified in one of three categories: held-to-maturity, trading, or available-for-sale. Debt securities that we have the positive intent and ability to hold are classified as held-to-maturity and are reported at amortized cost. At September 27, 2003 and September 28, 2002, all of our debt securities are classified as held-to-maturity.

     9. Depreciation and Amortization

     Depreciation of equipment and buildings is provided for by the straight-line method over the assets' estimated useful lives. Amortization of improvements is provided for by the straight- line method over the term of the lease or the assets' estimated useful lives, whichever is shorter. Licenses and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 4 to 20 years.

     On December 30, 2001, we adopted SFAS No. 144, ''Accounting for the Impairment or Disposal of Long-Lived Assets,'' (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, ''Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,'' but it retains many .of the fundamental provisions of that Statement. The adoption did not have a material effect on our financial statements.

     10. Fair Value of Financial Instruments

     The carrying value of our short-term financial instruments, such as accounts receivables and accounts payable, approximate their fair values, based on the short-term maturities of these instruments.

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

     12. Earnings Per Common Share

     We follow SFAS No. 128, ''Earnings Per Share'' (EPS). Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into consideration the potential dilution that could occur if securities (stock options) or other contracts to issue common stock were exercised and converted into common stock.

     The Company's calculation of EPS is as follows:

                                Fiscal year ended September 27, 2003
                                       Income    Shares    Per Share
                                    (Numerator)(Denominator)  Amount
                            (in thousands, except per share amounts)
     Earnings Per Basic Share
     Net Income available
          to common stockholders        $19,902   8,800     $2.26
     Effect of Dilutive Securities
     Options                                  -     251      (.06)
     Earnings Per Diluted Share
     Net Income available to
          common stockholders plus
          assumed conversions           $19,902   9,051     $2.20

     168,394 anti-dilutive weighted shares have been excluded in the computation of 2003 diluted EPS because the options' exercise price is greater than the average market price of the common stock.

                               Fiscal year ended September 28, 2002
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

     110,000 anti-dilutive weighted shares have been excluded in the computation of 2002 diluted EPS because the options'exercise price is greater than the average market price of the common stock.

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

     13. Accounting for Stock-Based Compensation

     The Company accounts for stock options under SFAS No. 123, ''Accounting for Stock-Based Compensation,'' as amended by SFAS No. 148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under Accounting Principles Board (APB) Opinion 25, ''Accounting for Stock Issued to Employees.'' Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

     At September 27, 2003, the Company has one stock-based employee compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB No. 25, ''Accounting for Stock Issued to Employees,'' and related interpretations. Stock-based employee compensation costs are not reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

                                              Fiscal year ended
                                    September 27, September 28, September 29,
                                             2003       2002       2001
                                        (52 weeks) (52 weeks) (52 weeks)
                                   (in thousands, except per share amounts)
     Net income, as reported               $19,902   $18,113   $11,876
     Less: stock-based compensation
          costs determined under fair value
          based method for all awards        1,189     1,353     1,651
     Net income, pro forma                 $18,713   $16,760   $10,225

     Earnings per share of
     common stock -- basic:
     As reported                           $  2.26   $  2.07   $  1.40
     Pro forma                             $  2.13   $  1.91   $  1.20

     Earnings per share of
     common stock -- diluted:
     As reported                           $  2.20   $  1.99   $  1.36
     Pro forma                             $  2.07   $  1.84   $  1.17

     The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 2003, 2002 and 2001, respectively; expected volatility of 43% for fiscal year 2003, 40% for year 2002 and 38% for year 2001; risk-free interest rates of 3.07%, 3.58% and 4.69%; and expected lives ranging between 5 and 10 years for all years.

     14. Advertising Costs

     Advertising costs are expensed as incurred. Total advertising expense was $2,119,000, $1,619,000, and $1,765,000 for the fiscal years 2003,
     2002 and 2001, respectively.

     15. Interest Rate Risk Management

     In prior years, we used interest rate swaps to modify the interest rate characteristics of certain long-term obligations. As of September 27, 2003, we had no interest rate swap contracts.

     Interest rate swaps are expected to be effective economic hedges and have a high correlation with the items being hedged at inception and throughout the hedge period. The variable interest rate of a swap contract is referenced to the same index as the variable interest rate of the debt being hedged.

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

     We follow SFAS No. 133, as amended by SFAS No. 138, ''Accounting for Certain Derivative Instruments and Certain Hedging Activities.'' Based on our minimal use of derivatives, this standard does not have a significant impact on our earnings or financial position.

     16. Commodity Price Risk Management

     Our most significant raw material requirements include flour, shortening, corn syrup, chocolate, and macadamia nuts. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 24 months. As of September 27, 2003, we have approximately $13,000,000 of such commitments. Futures contracts are not used in combination with forward purchasing of these raw materials. Our procurement practices are intended to reduce the risk .of future price increases, but also may potentially limit the ability to benefit from possible price decreases.

     17. Comprehensive Income

     We follow SFAS No. 130, ''Reporting Comprehensive Income.'' This standard established new standards for reporting comprehensive income, which includes net income as well as certain other items which result in a change to equity during the period.

     18. Segment Reporting

     We follow SFAS No. 131, ''Disclosures about Segments of an Enterprise and Related Information.'' The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of our reportable segments.

     19. Recent Accounting Pronouncements

     Effective December 30, 2001, we adopted the provisions of EITF Issue No. 01-9, ''Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products.'' EITF 01-9 addressed various issues related to the income statement classification of certain promotional payments, including consideration from a vendor to a reseller or another party that purchases the vendor's products.

     As a result of the adoption, we reduced both net sales and marketing expenses by approximately $25,344,000, $27,175,000 and $23,361,000 for the years ended 2003, 2002 and 2001, respectively. EITF Issue No. 01-9 requires certain marketing expenses incurred by us, not previously reclassified, to be classified as deductions from revenue. These reclassifications have no impact on reported operating income or net earnings or earnings per share.

     On September 30, 2001, we adopted SFAS No. 142 ''Goodwill and Intangible Assets'' (SFAS No. 142). SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000. We completed documentation of our transitional goodwill impairment tests during the quarter ended March 2002 and did not record any transitional goodwill impairment loss as a result of our adoption of SFAS 142. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS No. 142. Our annual impairment evaluation reflected no deterioration of our recorded goodwill.

     In November 2002, FASB Interpretation 45, ''Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'' (FIN 45), was issued. FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee.

     We previously did not record a liability when guaranteeing obligations unless it became probable that we would have to perform under the guarantee. FIN 45 applies prospectively to guarantees we issue or modify subsequent to December 31, 2002, but has certain disclosure requirements effective for interim and annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

     In January 2002, the FASB issued FASB Interpretation 46 (FIN 46), ''Consolidation of Variable Interest Entities.'' FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, for certain entities that do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties or in which equity investors do not have the characteristics of a controlling financial interest (''variable interest entities''). Variable interest entities within the scope of FIN 46 are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. FIN 46 applies immediately to variable interest entities created after January 31, 2002, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2002, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2002. The adoption of FIN 46 did not have a material effect on our consolidated financial position, results of operations, or cash flows.

     On May 15, 2003, the FASB issued SFAS No. 150, ''Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.'' SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

     Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

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


     NOTE C - INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses, and fair values of our long-term investment securities held to maturity at September 27, 2003 are summarized as follows:

                                                Gross        Gross
                                  Amortized Unrealized    Unrealized  Fair
                                      Cost     Gains       Losses    Value
                                               (in thousands)
     Municipal government
       securities                 $    275   $      5       $   -    $ 280

     The amortized cost, gross unrealized gains and losses, and fair values of our long-term investment securities held to maturity at September 28, 2002 are summarized as follows:
                                                Gross         Gross
                                  Amortized Unrealized    Unrealized  Fair
                                      Cost     Gains       Losses    Value
                                               (in thousands)
     Municipal government
          securities              $    675   $     40       $   -    $ 715

     The following table lists the maturities of long-term investment securities classified as held to maturity at September 27, 2003:

                                                    Amortized        Fair
                                                       Cost         Value
                                                         (in thousands)
     Due after one year through five years        $     275         $ 280

     There were no proceeds from sales of securities in the past three years. We use the specific identification method to determine the cost of securities sold.


     NOTE D - INVENTORIES

     Inventories consist of the following:

                                               September 27,  September 28,
                                                      2003           2002
                                                        (in thousands)
     Finished goods                                 $10,537        $10,001
     Raw materials                                    2,775          2,846
     Packaging materials                              2,975          2,914
     Equipment parts and other                        6,915          6,438
                                                    $23,202        $22,199

     NOTE E - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                   September 27,  September 28,  Estimated
                                            2003       2002   Useful Lives
                                               (in thousands)
     Land                                $    606  $    756       -
     Buildings                              5,106     5,456  15-39.5 years
     Plant machinery and equipment         93,122    88,908     5-10 years
     Marketing equipment                  173,360   171,429        5 years
     Transportation equipment                 909       828        5 years
     Office equipment                       7,394     6,832      3-5 years
     Improvements                          15,654    15,885     5-20 years
     Construction in progress               2,458       246            --
                                         $298,609  $290,340


     NOTE F - GOODWILL AND INTANGIBLE ASSETS

     On September 30, 2001, we adopted SFAS No. 142 ''Goodwill and Intangible Assets'' (SFAS No. 142). SFAS No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them; accordingly, we no longer amortize goodwill, thereby eliminating an annual amortization charge of approximately $2,600,000.

     Our four reporting units, which are also reportable segments, are Food Service, Retail Supermarket, The Restaurant Group and Frozen
     Beverages.

     The carrying amount of acquired intangible assets for the reportable segments are as follows:

                                      September 27, 2003  September 28, 2002
                                      Gross                  Gross
                                   Carrying  Accumulated  Carrying Accumulated
                                     Amount   Amortization Amount Amortization
                                                    (in thousands)
     Food Service
     Amortized intangible assets
       Licenses and rights             $2,066    $    908  $2,066    $  619

     Retail Supermarket
     Amortized intangible assets
       Licenses and rights             $    -    $      -  $    -    $    -

     The Restaurant Group
     Amortized intangible assets
       Licenses and rights             $   20    $     20  $   20    $   19

     Frozen Beverages
     Amortized intangible assets
       Licenses and rights             $  201    $    128  $  201    $  110

     Licenses and rights are being amortized by the straight-line method over periods ranging from 4 to 20 years and amortization expense is reflected throughout operating expenses. There were no changes in the gross carrying amount of intangible assets for fiscal years 2003 and 2002. Additionally, we did not record any transitional intangible asset impairment loss upon adoption of SFAS 142. Aggregate amortization expense of intangible assets for the fiscal years 2003, 2002 and 2001 was $308,000, $309,000 and $271,000.

     Estimated amortization expense for the next five fiscal years is approximately $300,000 in 2004, $200,000 in 2005, and $150,000 in
     2006, 2007 and 2008.

     Goodwill

     The carrying amounts of goodwill for the reportable segments are as follows:

                                 Food    Retail     Rest.   Frozen
                              Service Supermarkets  Group  Beverages   Total
                                                  (in thousands)
     Balance at
       September 27,
       2003                   $14,241   $    -   $    438  $31,171   $45,850
     Balance at
       September 28,
       2002                   $14,241   $    -   $    438  $31,171   $45,850

     There were no changes in the carrying amount of goodwill for the year ended September 27, 2003.

     Reported net income, exclusive of amortization expense that is related to goodwill that is no longer being amortized, would have been:

                                            Fiscal year ended
                                     September September September
                                         2003      2002      2001
     Reported net earnings             $19,902   $18,113   $11,876
     Add back: Goodwill amortization         -         -     1,674
     Adjusted net earnings             $19,902   $18,113   $13,550

     Basic earnings per share:
     Reported net earnings             $  2.26   $  2.07   $  1.40
     Goodwill amortization                   -         -       .19
     Adjusted net earnings             $  2.26   $  2.07   $  1.59

     Diluted earnings per share:
     Reported net earnings             $  2.20   $  1.99   $  1.36
     Goodwill amortization                   -         -       .19
     Adjusted net earnings             $  2.20   $  1.99   $  1.55


     NOTE G - ACCRUED LIABILITIES

     Included in accrued liabilities is accrued compensation of $6,133,000 and $6,121,000 as of September 27, 2003 and September 28, 2002, respectively.


     NOTE H - LONG-TERM DEBT
     Our general-purpose bank credit line agreement provides fora $50,000,000 revolving credit facility repayable in December 2004, with the availability of repayments without penalty. The agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice. As of September 27, 2003 and September 28, 2002, there were no outstanding balances under this facility.


     NOTE I - INCOME TAXES

     Income tax expense is as follows:

                                    Fiscal year ended
                               Sept. 27, Sept. 28, Sept. 29,
                                 2003      2002      2001
                                        (in thousands)
     Current
          U.S. Federal        $  7,790    $7,510    $5,042
          Foreign                   66        43        96
          State                    770       769       653
                              $  8,626    $8,322    $5,791

     Deferred
          U.S. Federal        $  2,360    $1,450    $  816
          State                    208       128        72
                                 2,568     1,578       888
                               $11,194    $9,900    $6,679

     The provisions for income taxes differ from the amounts computed by applying the federal income tax rate of approximately 35% to earnings before income taxes for the following reasons:

                                                   Fiscal year ended
                                            Sept. 27, Sept. 28, Sept. 29,
                                               2003      2002      2001
          (in thousands)
     Income taxes at statutory rates         $10,649   $9,753    $6,309
     Increase (decrease) in
     taxes resulting from:
          State income taxes, net of federal
            income tax benefit                   636      552       360
          Other, net                             (91)    (405)       10
                                             $11,194   $9,900    $6,679

     Deferred tax assets and liabilities consist of the following:

                                        September 27,  September 28,
                                                2003      2002
                                               (in thousands)
     Deferred tax assets
          Vacation accrual                   $   601   $   531
          Insurance accrual                    1,099     1,068
          Deferred income                        409       168
          Allowances                             873     1,310
          Other, net                             434       297
                                               3,416     3,374

     Deferred tax liabilities
          Depreciation of property
            and equipment                     16,682    14,072
          Other, net                             108       108
                                              16,790    14,180
                                             $13,374   $10,806


     NOTE J - LEASE COMMITMENTS

     1. Lease Commitments

     The following is a summary of approximate future minimum rental commitments for noncancelable operating leases with terms of more than one year as of September 27, 2003:

                                     Plants and
                                       Offices   Equipment   Total
                                             (in thousands)
     2004                              $ 4,864    $3,204   $ 8,068
     2005                                4,151     1,889     6,040
     2006                                3,637     1,589     5,226
     2007                                3,159       890     4,049
     2008 and thereafter                16,309       472    16,781
                                       $32,120   $8,044    $40,164

     Total rent expense was $9,991,000, $10,017,000 and $10,537,000 for fiscal years 2003, 2002 and 2001, respectively.

     2. Other Commitments

     We are a party to litigation which management currently believes will not have a material adverse effect on our financial condition or results of operations.

     We self-insure, up to loss limits, certain insurable risks such as worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claim-incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2003 and 2002 was $1,700,000 and $1,100,000, respectively. In connection with certain self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 27, 2003 and September 28, 2002, we had outstanding letters of credit totaling approximately $5,900,000 and $4,800,000, respectively.


     NOTE K - CAPITAL Stock

     Under our current share repurchase program authorized by the Board of Directors, 478,000 shares remain to be repurchased as of September 27, 2003. In fiscal year 2003, we purchased and retired 297,000 shares of our common stock at a cost of $8,565,000. In fiscal year 2001, we purchased and retired 111,000 shares of our common stock at a cost of $1,431,000.


     NOTE L - STOCK OPTIONS
     We have a Stock Option Plan (the ''Plan''). Pursuant to the Plan, stock options may be granted to officers and our key employees which qualify as incentive stock options as well as stock options which are nonqualified. The exercise price of incentive stock options is at least the fair market value of the common stock on the date of grant. The exercise price for nonqualified options is determined by a committee of the Board of Directors. The options are generally exercisable after three years and expire no later than ten years from date of grant. There were 400,000 shares reserved under the Plan; options for 320,000 shares remain unissued as of September 27, 2003.

     A summary of the status of our option plans as of fiscal years 2003, 2002 and 2001 and the changes during the years ended on those dates is represented below:

                            Incentive Stock Options     Nonqualified
                                                            Stock Options
                                          Weighted-           Weighted-
                                  Stock     Average    Stock     Average
                                 Options   Exercise   Options   Exercise
                               Outstanding    Price Outstanding    Price
     Balance, October 1, 2000      915,294   $14.92    356,000   $13.99
          Granted                  182,333    21.24     34,000    20.60
          Exercised               (195,800)   10.80    (34,000)   12.00
          Cancelled                (21,000)   15.10          -        -

     Balance, September 29, 2001   880,827    17.08    356,000    14.75
          Granted                   81,333    38.21     34,000    39.53
          Exercised               (239,583)   14.19    (34,000)   10.75
          Cancelled                (25,386)   19.96          -        -

     Balance, September 28, 2002   697,191    20.40    356,000    17.55
          Granted                   80,000    33.83          -        -
          Exercised              (118,456)    16.86    (37,000)   13.63
          Cancelled               (53,106)    24.05          -        -

     Balance, September 27, 2003  605,629    $22.55    319,000   $18.00

     Exercisable Options,
          September 27, 2003      297,621              319,000

     The weighted-average fair value of incentive options granted during fiscal years ended September 27, 2003, September 28, 2002 and September 29, 2001 was $14.15, $15.39 and $8.19, respectively. The weighted-average fair value of nonqualified stock options granted during fiscal years ended September 28, 2002 and September 29, 2001 was $23.93 and $12.22, respectively.

     The following table summarizes information about incentive stock options outstanding at September 27, 2003:

                    Options Outstanding           Options Exercisable
                     Number    Weighted-                Number
                  Outstanding   Average     Weighted- Exercisable Weighted
     Range of        At        Remaining     Average     At       Average
     Exercise       Sept. 27,  Contractual   Exercise  Sept. 27,  Exercise
     Prices          2003        Life         Price     2003       Price
     $12.75-$19.00  164,750   6.95 years     $13.41    159,750    $13.34
     $19.38-$24.16  301,485   4.62 years     $21.41    137,871    $21.63
     $33.70-$38.48  139,394   4.58 years     $35.81          -
                    605,629                            297,621

     The following table summarizes information about nonqualified stock options outstanding at September 27, 2003:

                    Options Outstanding           Options Exercisable
                     Number    Weighted-                Number
                  Outstanding   Average     Weighted- Exercisable Weighted
     Range of        At        Remaining     Average     At       Average
     Exercise       Sept. 27,  Contractual   Exercise  Sept. 27,  Exercise
     Prices          2003        Life         Price     2003       Price
     $11.00-$15.94  183,000   2.87 years     $12.59    183,000   $12.59
     $19.25-$21.75  102,000   5.93 years     $20.53    102,000   $20.53
     $39.53          34,000   8.60 years     $39.53     34,000   $39.53
                    319,000                            319,000


     NOTE M - 401(k) PROFIT-SHARING PLAN

     We maintain a 401(k) profit-sharing plan for our employees. Under this plan, we may make discretionary profit-sharing and matching 401(k) contributions. Contributions of $1,071,000, $1,051,000 and $866,000 were made in fiscal years 2003, 2002 and 2001, respectively.


     NOTE N - CASH FLOW INFORMATION

     The following is supplemental cash flow information:

                               Fiscal year ended
                     September 27, September 28,  September 29,
                          2003          2002           2001
                               (in thousands)
     Cash paid for:
     Interest           $  138    $    1,068        $2,966
     Income taxes        7,321        10,429           344


     NOTE O - SEGMENT REPORTING

     We principally sell our products to the food service and retail supermarket industries. We also distribute our products directly to the consumer through our chain of retail stores referred to as The Restaurant Group. Sales and results of our frozen beverages business are monitored separately from the balance of our food service business and restaurant group because of different distribution and capital requirements. We maintain separate and discrete financial information for the four operating segments mentioned above which is available to our Chief Operating Decision Makers. We have applied no aggregate criteria to any of these operating segments in order to determine reportable segments.

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

     Retail Supermarkets

     The primary products sold to the retail supermarket industry are soft pretzel products, including SUPERPRETZEL, LUIGI'S Real Italian Ice, MINUTE MAID* Juice Bars and Soft Frozen Lemonade, ICEE Squeeze Up Tubes and TIO PEPE'S Churros. Within the retail supermarket industry, our frozen and prepackaged products are purchased by the consumer for consumption at home.

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

                                            Fiscal year ended
                                      Sept. 27, Sept. 28, Sept. 29,
                                          2003      2002      2001
                                             (in thousands)
     Sales to external customers:
          Food Service                $200,528  $185,219  $171,373
          Retail Supermarket            39,702    41,366    39,076
          The Restaurant Group           9,755    10,724    12,043
          Frozen Beverages             114,582   115,878   105,843
                                      $364,567  $353,187  $328,335

     Depreciation and Amortization(1):
          Food Service                $ 13,098  $ 13,547  $ 13,832
          Retail Supermarket                 -         -         -
          The Restaurant Group             558       682       854
          Frozen Beverages              11,307    16,757    16,217
                                      $ 24,963  $ 30,986  $ 30,903

     Operating Income (Loss)(1):
          Food Service                $ 17,804  $ 17,382  $ 15,103
          Retail Supermarket             2,144     1,936     1,770
          The Restaurant Group            (975)     (915)   (1,450)
          Frozen Beverages              11,874     9,863     8,359
                                      $ 30,847  $ 28,266  $ 23,782

     Capital Expenditures:
          Food Service               $   9,929  $ 11,418  $  6,673
          Retail Supermarket                 -         -         -
          The Restaurant Group              61       159       268
          Frozen Beverages               9,302     8,902    10,186
                                      $ 19,292  $ 20,479  $ 17,127

     Assets:
          Food Service                $151,000  $129,702  $124,951
          Retail Supermarket                 -         -         -
          Frozen Beverages              83,491    87,413    95,498
                                      $236,683  $220,036  $224,481

     *MINUTE MAID is a registered trademark of The Coca-Cola Company.
     (1) 2001 depreciation and amortization expense excludes amortization expense associated with goodwill.


     NOTE P - QUARTERLY FINANCIAL DATA (UNAUDITED)

                              Fiscal year ended September 27, 2003
                                                             Net
                                                          Earnings
                                                Net     Per Diluted
                       Net Sales Gross Profit Earnings    Share(1)
                       (in thousands, except per share information)
     1st Quarter         $77,244   $ 22,065  $ 1,201   $     .13
     2nd Quarter          81,408     26,876    3,001         .33
     3rd Quarter         102,529     38,383    7,808         .87
     4th Quarter         103,386     37,521    7,892         .88
     Total              $364,567   $124,845  $19,902   $    2.21

                               Fiscal year ended September 28, 2002
                                                             Net
                                                          Earnings
                                                Net     Per Diluted
                       Net Sales Gross Profit Earnings    Share(1)
                        (in thousands, except per share information)
     1st Quarter        $ 74,797  $  22,044  $    822   $     .09
     2nd Quarter          77,712     25,156     2,336         .25
     3rd Quarter         100,628     36,430     7,518         .80
     4th Quarter         100,050     35,827     7,437         .81
     Total              $353,187   $119,457   $18,113   $    1.95

     (1) Total of quarterly amounts does not necessarily agree to the annual report amounts due to separate quarterly calculations of weighted average shares outstanding.



     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
     Shareholders and Board of Directors

     J&J Snack Foods Corp.

     We have audited the accompanying consolidated balance sheets of J&J Snack Foods Corp. and Subsidiaries as of September 27, 2003 and September 28, 2002, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the fiscal years in the three-year period ended September 27, 2003 (52 weeks, 52 weeks and 52 weeks, respectively). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of J&J Snack Foods Corp. and Subsidiaries as of September 27, 2003 and September 28, 2002, and the consolidated results of their operations and their consolidated cash flows for each of the fiscal years in the three-year period ended September 27, 2003 in conformity with accounting principles generally accepted in the United States of America.

     Grant Thornton LLP
     Philadelphia, Pennsylvania
     November 5, 2003



     CORPORATE INFORMATION

     Directors

     Gerald B. Shreiber
     Chairman of the Board, President
     and Chief Executive Officer

     Dennis G. Moore
     Senior Vice President,
     Chief Financial Officer,
     Secretary and Treasurer
     Robert M. Radano
     Senior Vice President and
     Chief Operating Officer

     Sidney R. Brown (1), (2)
     Chief Executive Officer,
     NFI Industries

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

     Rick Naylor
     Vice President/General Manager
     Central Zone

     Rod Sexton
     Vice President of Service Operations

     Susan Woods
     Vice President, Marketing

     ICEE DE MEXICO, S.A. DE C.V.
     Andres Gonzalez
     Vice President


     PRETZELS, INC.
     Gary Powell
     President

     (1) Audit Committee Member.
     (2) Compensation Committee Member.


     Quarterly Common Stock Data
                           Market Price
     Fiscal 2003           High      Low
     1st Quarter         $40.25    $30.27
     2nd Quarter          37.85     25.31
     3rd Quarter          34.00     28.65
     4th Quarter          37.67     29.33

     Fiscal 2002           High      Low
     1st Quarter         $26.25    $18.10
     2nd Quarter          40.40     23.22
     3rd Quarter          45.15     32.42
     4th Quarter          44.97     34.85

     Stock Listing
     The common stock of J&J Snack Foods Corp. is traded on the NASDAQ National Market System with the symbol JJSF.

     Transfer Agent and Registrar
     American Stock Transfer & Trust Company New York, NY

     Independent Accountants
     Grant Thornton LLP Philadelphia, PA

     Counsel
     Blank Rome LLP
     Cherry Hill, NJ

     Annual Meeting
     The Annual Meeting of Shareholders is scheduled for Thursday, February 5, 2004 at 10:00 a.m. at the Hilton at Cherry Hill, 2349 W. Marlton Pike, Cherry Hill, NJ.

     Form 10 - K
     Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
     J&J Snack Foods Corp.
     6000 Central Highway
     Pennsauken, NJ 08109
     Attention: Dennis G. Moore

     website
     www.jjsnack.com

     There's only one conclusion:
     Snack foods and beverages from J&J are simply sense-ational!

     Yum-m-m.

     J&J Snack Foods
     6000 Central Highway
     Pennsauken, NJ  08109
     (856) 665-9533
     www.jjsnack.com