Form 10-K/A, Exhibit 13
period 2003-09-27
J&J SNACK FOODS CORP
filed 2004-09-13
CIK 785956

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


          *-Net sales from 1999 to 2001 have been reduced as a result of our adoption of EITF 01-9, "Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products." These reclassifications had no impact on reported net earnings or earnings per share.

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

          Our flagship brand - SUPERPRETZEL Soft Pretzels - provides the lion's share of food service soft pretzel sales. They remain America's Favorite Soft Pretzel, and are available at tens-of-thousands of high- traffic locations across the country such as malls and shopping centers; stadiums and sports arenas; amusement, leisure and theme parks; chain, convenience and warehouse club stores; schools and colleges; business and industry cafeterias and fast food outlets.

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

          Our Restaurant Group, which operates BAVARIAN PRETZEL
          BAKERY and PRETZEL GOURMET retail stores in the Mid-
          Atlantic region, continues to serve as a valuable resource for market research and new product evaluation.

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

          Staying in touch by way of promotions

          Promotional opportunities continued to play an important role throughout fiscal 2003. Value-added on-the-cup offers; consumer sweepstakes and contests; feature film, video/DVD and video game tie- ins; turnkey holiday-themed and flavor promotions; and account- specific themed promotions are just some of the ways the ICEE brand stays in front of consumers. Tie-ins with SUPERPRETZEL, GOURMET TWISTS, MRS. GOODCOOKIE and other J&J products were also featured at several national accounts, promoting sense-ational snack combinations.

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

          A ravenous appetite for pleasing kids and adults

          J&J Snack Foods Corp. is proud to be a Patron Member of the American School Food Service Association and pledges to remain committed to offering nutritious products to schoolchildren. With more than 90 million servings this year, our MINUTE MAID Juice Bars, which carry the Child Nutrition (CN) label and satisfy fruit requirements for the National School Lunch/Breakfast Program, remain the #1 menued frozen juice bar in America's schools. SHAPE UPS Frozen Juice Cups, juice- based frozen desserts with holiday themed lids, provide School Food Service Directors with lip-smackin' options for menu planning.

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

          *MINUTE MAID is a registered trademark of The Coca-Cola
          Company. **BARQ'S is a registered trademark of Barq's
          Inc. ***Coca-Cola is a registered trademark of The Coca-
          Cola Company.

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

          Our other taste-tempting bakery products include non-branded frozen cookie dough, commercial specialty baking items, contract private label products and organically certified baked goods. The 5% sales spurt we experienced is primarily the result of growth in our contract private label business. Additionally, our fresh bakery products which convenience food retailer, posted increases to food service sales as well. Soon, you may catch the aromatic whiff of many of our fresh- baked goodies in even more places as we explore our existing distribution channels for further opportunities.

          Sensing continued growth for TIO PEPE'S

          What was once a regional delicacy only in the Southwest, TIO PEPE'S Churros ---- crispy, doughnut-like snacks ---
          - continue to spread their cinnamon scent across the country and into international markets. In fiscal 2003, food service sales of regular and fruit filled churros beat out the previous year's sales by a nose. Both varieties are delicious and nutritious, while fruit filled churros satisfy both bread and fruit requirements for the U.S.D.A. National School Lunch/Breakfast Program. International sales of churros also grew in the Asia-Pacific region.

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

          Critical Accounting Policies, Judgments and Estimates
          We prepare our financial statements in conformity with accounting principles generally accepted in the United States. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of those financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          The Company discloses its significant accounting policies in the notes to its audited consolidated financial statements.

          Judgments and estimates of uncertainties are required in applying the Company's accounting policies in certain areas. Following are some of the areas requiring significant judgments and estimates: revenue recognition, accounts receivable, cash flow and valuation assumptions in performing asset impairment tests of long-lived assets, estimates of the useful lives of intangible assets and insurance reserves.

          There are numerous critical assumptions that may influence accounting estimates in these and other areas. We base our critical assumptions on historical experience, third-party data and various other estimates we believe to be reasonable. A description of the aforementioned policies follows:


          Revenue recognition-We recognize revenue from our products when the products are shipped to our customers and when equipment service is performed for our customers who are charged on a time and material basis. We also sell equipment service contacts with terms of coverage ranging between 12 and 60 months. We record deferred income on equipment service contracts which is amortized by the straight line method over the term of the contracts. We record offsets to revenue for allowances, end-user pricing adjustments and trade spending. Off-invoice allowances are deducted directly from the amount invoiced to our customer when our products are shipped to the customer. Offsets to revenue for allowances, end-user pricing adjustments and trade spending are recorded primarily as a reduction of accounts receivable based on our estimates of liability which are based on customer programs and historical experience. These offsets to revenue are based primarily on the quantity of product purchased over specific time periods. For our retail supermarket and frozen beverages segments, we accrue for the liability based on products sold multiplied by per product offsets. Offsets to revenue for our foodservice segment are calculated in a similar manner for offsets owed to our direct customers; however, because shipments to end-users are unknown to us until reported by our direct customers or by the end-users, there is a greater degree of uncertainty as to the accuracy of the amounts accrued for end-user offsets. Additional uncertainty may occur as customers take deductions when they make payments to us. This creates complexities because our customers do not always provide reasons for the deductions taken. Additionally, customers may take deductions to which they are not entitled and because the length of time customers take deductions to which they are entitled can vary from two weeks to well over a year. Because of the aforementioned uncertainties, the process to determine the amount of liability to record is cumbersome and subject to inaccuracies. However, we feel that due to constant monitoring of the process that any inaccuracies would not be material. Our recorded liability for allowances, end-user pricing adjustments and trade spending was approximately $4,925,000 and $3,392,000 at September 27, 2003 and September 28, 2002, respectively. The increase in our recorded liability was to provide for trade spending related to the introduction of our PRETZELFILS supermarket product as well as other general increases in allowances throughout our businesses.



          Accounts Receivable-We record accounts receivable at the time revenue is recognized. Bad debt expense is recorded in marketing and administrative expenses. The amount of the allowance for doubtful accounts is based on our estimate of the accounts receivable amount that is uncollectable and is made up of a general reserve based on historical experience and amounts for specific customer's accounts receivable that we believe are at risk due to our knowledge of facts regarding the customer(s). We continually monitor our estimate of the allowance for doubtful accounts and adjust it monthly. We usually have 2 to 3 customers with accounts receivable balances of between $1.5million to $3million. Failure of these customers, and others with lesser balances, to pay us the amounts owed could have a material impact on our consolidated statement of earnings and our consolidated statement of cash flows. Accounts receivable due from any of our customers is subject to risk. Our total bad debt expense was $556,000, $372,000 and $438,000 for the fiscal years
          2003, 2002 and 2001 respectively.   At September 27,
          2003 and September 28, 2002, our accounts receivables were $37,645,000 and $36,922,000, net of an allowance for doubtful accounts of $991,000 and $1,839,000.

          Asset Impairment - We completed documentation of our transitional goodwill impairment tests during the quarter ended March 30, 2002 and did not record any transitional goodwill impairment loss as a result of our adoption of SFAS 142. There were no changes in the carrying amount of goodwill for the fiscal year ended September 27, 2003.

          We have three reporting units with goodwill totaling $45,850,000 as of September 27,2003. We utilize historical reporting unit cash flows (defined as reporting unit operating income plus depreciation and amortization) as a proxy for expected future reporting cash flows to evaluate the fair value of these reporting units. If the fair value so estimated substantially exceeds the carrying value of the reporting unit, including the goodwill, if any, associated with that unit, we do not recognize any impairment loss. Our restaurant group reporting unit has goodwill of $438,000
          as of September 27, 2003.    Our analysis of the fair
          value of this reporting unit indicated that the excess of this unit's fair value over its carrying value had diminished over time, thus requiring management to further analyze whether an impairment charge was warranted. As part of this analysis, we reviewed the future business plans of this unit as provided by the chief operating decision maker for this unit. This plan includes the closing of a significant number of unprofitable stores and reductions in non store operating expenses. Based upon this extended analysis, we determined that impairment of goodwill for this reporting unit should not be recognized as of our fiscal year-end. We may need to recognize the impairment of goodwill associated with this reporting unit in the near
          future.   We do not engage a third party to assist in
          this analysis as we believe that our in-house expertise is adequate to perform the analysis.

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

          Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Cash flow analyses are used to assess impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, economic conditions, competition and consumer preferences.



          Insurance Reserves - We have a self-insured medical plan which covers approximately 1,000 of our employees. We record a liability for incurred but not yet paid claims based on our historical experience of claims payments and a calculated lag time period. We maintain a Microsoft Excel spreadsheet that includes claims payments made each month according to the date the claim was incurred. This enables us to have an historical record of claims incurred but not yet paid at any point in the past. We then compare our accrued liability to the more recent claims incurred but not yet paid amounts and adjust our recorded liability up or down accordingly. Our recorded liability at September 27, 2003 and September 28, 2002 was $675,000 and $448,000,
          respectively. Considering that we have stop loss coverage of $125,000 for each individual plan subscriber, the general consistency of claims payments and the short time lag, we believe that there is not a material exposure for this liability. Because of the foregoing, we do not engage a third party actuary to assist in this analysis.



          We self-insure, up to loss limits, worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claims incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2003 and 2002 was $1,700,000 and $1,100,000, respectively. Our total recorded liability for all years' claims incurred but not yet paid was $4,324,000 and $4,285,000 at September 27, 2003 and September 28, 2002, respectively. We estimate the liability based on total incurred claims and paid claims adjusting for loss development factors which account for the development of open claims over time. We estimate the amounts we expect to pay for some insurance years by multiplying incurred losses by a loss development factor which is based on insurance industry averages and the age of the incurred claims; our estimated liability is then the difference between the amounts we expect to pay and the amounts we have already paid for those years. Loss development factors which we use range from 1.0 to 1.82. However, for some years, the estimated liability is the difference between the amounts we have already paid for that year and the maximum we could pay under the program in effect for that particular year because the calculated amount we expect to pay is higher than the maximum. For other years, where there are few claims open, the estimated liability we record is the amount the insurance company has reserved for those claims. We evaluate our estimated liability on a continuing basis and adjust it accordingly. Due to the multi-year length of these insurance programs, there is exposure to claims coming in lower or higher than anticipated; however, due to constant monitoring and stop loss coverage on individual claims, we believe our exposure is not material. Because of the foregoing, we do not engage a third party actuary to assist in this analysis. In connection with these self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 27, 2003 and September 28, 2002, we had outstanding letters of credit totaling approximately $5,900,000 and $4,800,000, respectively.


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

          Food Service

          Sales to food service customers increased $15,309,000 or 8% to $200,528,000 in fiscal 2003. Soft pretzel sales to the food service market increased $10,160,000, or 15%, to $76,062,000 for the 2003 year due primarily to increased sales of PRETZEL FILLERS and GOURMET TWISTS, two of our newer products in our pretzel line. Increased sales of PRETZEL FILLERS to two customers accounted for approximately 64% of the soft pretzel sales' increase. Sales of bakery products increased $3,661,000 or 6% to $67,432,000 in fiscal 2003; approximately 44% of this increase was from sales to one customer resulting primarily from increased sales of existing products to its customers. Approximately $900,000 of the bakery products increase in sales was of our branded products sold primarily to school foodservice accounts and approximately $1,000,000 of the increase was of sales of private label products with increases and decreases among many customers. Churro sales increased 3% to $12,923,000 resulting primarily from sales of new products to a warehouse club store customer. Frozen juice bar and ices sales increased $1,322,000, or 4%,to $38,120,000. This increase was mainly attributable to higher sales to warehouse club stores of about $1,800,000 and to school foodservice customers of about $600,000, which were partially offset by a decline to $0 of sales to one quick serve restaurant customer from $1,325,000 in 2002, which customer discontinued sales of the product after a trial period in 2002. All of the increases in sales throughout the Food Service segment were from a combination of increased unit volume and price increases.

          Retail Supermarkets

          Sales of products to retail supermarkets decreased $1,664,000 or 4% to $39,702,000 in fiscal 2003. Total soft pretzel sales to retail supermarkets were $17,195,000, an increase of 2% from fiscal 2002. Sales of frozen juice bars and ices decreased $1,207,000 or 5% to $24,251,000 in 2003 from $25,458,000 in 2002. Case sales of frozen juices and ices products introduced in 2002 which were unsuccessful were down 60% for the year. Even though overall case sales of frozen juices and ices were down 12%, sales were down only 5% because of reduced trade spending in 2003 compared to 2002. We believe that sales of our frozen juices and ices were negatively impacted by unseasonably cool and rainy weather in parts of the United States during the spring and summer of 2003.

          The Restaurant Group

          Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 9%, primarily due to reduced mall traffic and closings of 5 unprofitable stores. At September 27, 2003, we had 48 stores open with plans to close 10 to 15 unprofitable stores in our 2004 fiscal year in hopes of improving the operating results of this business.

          Frozen Beverages

          Frozen beverage and related product sales decreased $1,296,000 or 1% to $114,582,000 in fiscal 2003.
          Beverage sales alone decreased 2% to $89,387,000 for the year. Lower beverage sales to two customers accounted for more than the entire decrease in beverage sales. Excluding these two customers, beverage sales alone would have increased approximately $1,450,000, or 2%, for the year. Sales to one of these customers may decline further in 2004. We do not believe the impact on
          consolidated operating income would be material.   We
          believe that beverage sales were negatively impacted by unseasonably cool and rainy weather in parts of the United States during the spring and summer of 2003. Service revenue increased $829,000, or 6% to $15,272,000 for the year as we continue to emphasize this part of our business.

          Consolidated

          Other than as commented upon above by segment, there are no specific reasons for the reported sales increases or decreases. Sales levels can be impacted by the appeal of our products to our customers and consumers and their changing tastes, competitive and pricing pressures, sales execution, marketing programs , seasonal weather, customer stability and general economic conditions.

          Gross profit was 34% of sales in both 2003 and 2002. Gross profit benefited from a decrease of approximately $6,000,000 in depreciation expense which was largely offset by increases in the unit costs of raw materials and packaging of about $4,000,000 and increases in insurance costs of about $1,300,000. The decrease in depreciation expense related primarily to frozen carbonated beverage dispensers acquired in an acquisition in 1998 and which became fully depreciated in the first quarter of 2003.


          Total operating expenses increased $2,807,000 to $93,998,000 in fiscal 2003 but as a percentage of sales were 26% in 2003 and 2002. Marketing expenses decreased less than 1/2 of 1 percent to 14% of sales in fiscal 2003 from 15% in 2002. The decrease in marketing expense as a percent of sales was caused primarily by a higher level of sales in our food service segment which did not incur marketing expenses and by a lower level of employee compensation in our frozen beverages segment. Distribution expenses increased less than 1/4 of 1 percent of sales to 8% from 7% last year primarily because of increased freight costs as a percent of foodservice sales and slightly higher frozen beverages
          distribution  costs even though sales declined.   .
          Administrative expenses were 4% in both years. Other general income increased to $384,000 in 2003 from $19,000 because of the positive resolution of prior acquisition liabilities.

          Operating income increased $2,581,000 or 9% to $30,847,000 in fiscal 2003 as a result of the aforementioned items.

          Interest expense decreased $408,000 to $113,000 in fiscal 2003 because we had no long-term debt in 2003.
          The effective income tax rate increased to 36% in fiscal 2003 from 35% in fiscal 2002 primarily because of changes in state tax laws.

          Net earnings increased $1,789,000 or 10% in fiscal 2003 to $19,902,000 or $2.20 per fully diluted share as a result of the aforementioned items.

          There are many factors which can impact our net earnings from year to year and in the long run, among which are the supply and cost of raw materials and labor, insurance costs, factors impacting sales as noted above, the continuing consolidation of our customers, our ability to manage our manufacturing, marketing and distribution activities, our ability to make and integrate acquisitions and changes in tax laws and interest rates.

          RESULTS OF OPERATIONS

          Fiscal 2002 (52 weeks) Compared to Fiscal 2001 (52 weeks)

          Net sales increased $24,852,000 or 8% to $353,187,000 in
          fiscal 2002 from $328,335,000 in fiscal 2001.
          Excluding the sales benefit from the acquisition of Uptown Bakery in November 2000, sales would have increased approximately 6.5%.

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

          Food Service

          Sales to food service customers increased $13,846,000 or 8% to $185,219,000 in fiscal 2002. Excluding the sales benefit from the acquisition of Uptown Bakery, sales would have increased about 6%. Soft pretzel sales to the food service market increased 8% to $65,902,000 for the 2002 year entirely due to sales of our two new pretzel lines, GOURMET TWIST AND PRETZEL FILLERS, across our customer base. . Sales of bakery products increased $5,814,000 or 10% to $63,771,000 in fiscal 2002. About
          60% of the bakery product sales increase resulted from the acquisition of Uptown Bakery with the balance coming from sales of our branded cookie products primarily to school foodservice accounts. Churro sales increased 7% to $12,530,000 with the sales increase spread widely among our customers. Increased sales of fruit filled churros accounted for about 40% of the churros' sales increase. Frozen juice bar and ices sales increased 10% to $36,798,000. About 40% of the increase in frozen juice bar and ices sales were to a quick serve restaurant in a product test; at this time, we do not know if the product will be sold in 2003, and about 30% of the increased sales were to school foodservice accounts and the balance to club stores and seasonal warm weather accounts. All of the increases in sales throughout the Food Service segment were primarily the result of changes in unit volume.

          Retail Supermarkets

          Sales of products to retail supermarkets increased $2,290,000 or 6% to $41,366,000 in fiscal 2002. Total soft pretzel sales to retail supermarkets were $16,794,000, an increase of 4% from fiscal 2001. Sales of our flagship SUPERPRETZEL brand soft pretzels increased 5% to $15,497,000 due to increased case volume and reduced trade spending. Sales of frozen juice bars and ices increased $1,745,000 or 7% to $25,458,000 in
          2002 from $23,713,000 in 2001 due to increased volume of LUIGI'S Real Italian Ice and the Company's MINUTE MAID* brand licensed products. Over 80% of the higher case volume of frozen juice bars and ices were from sales of products introduced into supermarkets this year.

          The Restaurant Group

          Sales of our Restaurant Group, which operates BAVARIAN PRETZEL BAKERY and PRETZEL GOURMET retail stores in the Mid-Atlantic region, declined by 11%, primarily due to reduced mall traffic and closings of unprofitable stores.

          Frozen Beverages

          Frozen beverage and related product sales increased $10,035,000 or 9% to $115,878,000 in fiscal 2002.
          Beverage sales alone increased 2% to $91,366,000 for the year. Service revenue increased $5,625,000, or 64% to $14,443,000 for the year as we began a more concerted effort to pursue managed service opportunities to take advantage of our national service infrastructure. Sales of equipment increased $4,365,000, or 77%, due to one-time sales to two customers

          Sales to certain of our mass merchandising customers decreased in 2002 and are expected to further decline in 2003 as a result of store closings and other factors affecting their operations.

          Consolidated

          Other than as commented upon above by segment, there are no specific reasons for the reported sales increases or decreases. Sales levels can be impacted by the appeal of our products to our customers and consumers and their changing tastes, competitive and pricing pressures, sales execution, marketing programs , seasonal weather , customer stability and general economic conditions.

          Gross profit increased to 34% of sales in 2002 from 33% of sales in 2001 primarily due to efficiencies resulting from higher volume. Gross profit was impacted by higher property and casualty insurance costs of approximately $900,000 for the year. The higher costs were due to market conditions and our own claims experience.

          Total operating expenses increased $3,640,000 to $91,191,000 in fiscal 2002 but as a percentage of sales decreased to 26% in 2002 from 27% in 2001. The percentage decrease was mainly attributable to our adoption of SFAS 142 which eliminated amortization of goodwill of $2,600,000. Marketing expenses increased less than 1/4 of 1 percent to 15% of sales in fiscal 2002 from 14% in 2001. This increase resulted from an upgrade of our point of sale materials at our Food Service customers. Distribution expenses decreased less than 1/2 of 1 percent of sales to 7% from 8% last year because of lower fuel prices early in the year, lower interest costs on operating leases and efficiencies related to higher volume. Administrative expenses were 4% in both years. Other general income of $19,000 in 2002 compared to other general income of $620,000 in 2001. Other general income in 2001 included gains from insurance proceeds. Operating income increased $7,097,000 or 34% to $28,266,000 in fiscal 2002 as a result of the aforementioned items.

          Interest expense decreased $2,662,000 to $521,000 in fiscal 2002 due to the paydown of debt and lower interest rates. As of September 28, 2002, we have repaid all of our long-term debt.

          The effective income tax rate was 35% in fiscal 2002 and 36% in fiscal 2001.

          Net earnings increased $6,237,000 or 53% in fiscal 2002 to $18,113,000 or $1.99 per fully diluted share as a result of the aforementioned items.

          There are many factors which can impact our net earnings from year to year and in the long run, among which are the supply and cost of raw materials and labor, insurance costs, factors impacting sales as noted above, the continuing consolidation of our customers, our ability to manage our manufacturing, marketing and distribution activities, our ability to make and integrate acquisitions and changes in tax laws and interest rates.

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

          Although there are many factors which could impact our operating cash flow, most notably net earnings, we believe that our future operating cash flow, along with our borrowing capacity, is sufficient to fund future
          growth and expansion.   Based on our past levels of
          operating cash flow, which has averaged $48,967,000 per year over the past three years, and the quality of our consolidated balance sheet, we believe that we have the capability to borrow in excess of $200,000,000. This is management's current opinion, which could change over time depending on future events.

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

          Our general-purpose bank credit line provides for up to a $50,000,000 revolving credit facility. The agreement contains restrictive covenants and requires commitment fees in accordance with standard banking practice. The significant financial covenants are:

          Earnings before interest expense and income taxes divided by interest expense shall not be less than 1.5 to 1.
          Tangible net worth must be more than $90million.
          Total funded indebtedness divided by earnings before interest expense, income taxes, depreciation and amortization shall not be greater than 2.25 to 1. Total liabilities divided by tangible net worth shall not be more than 2.0 to 1.

          We were in compliance with all of the restrictive covenants at September 27, 2003. There were no outstanding balances under this facility at September
          27, 2003.

          We self-insure, up to loss limits, certain insurable risks such as worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claim- incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2003 and 2002 was $1,700,000 and $1,100,000, respectively. In connection with certain self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 27, 2003 and September 28, 2002, we had outstanding letters of credit totaling approximately $5,900,000 and $4,800,000, respectively.


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

       Fiscal 2003 Compared to Fiscal 2002

       Cash increased $23,536,000, or 166%, to $37,694,000 from a year ago because net cash provided by operating activities of $46,365,000 exceeded the amounts of net cash used in investing activities of $16,502,000 and financing activities of $6,227,000.

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

       Other intangible assets, less accumulated amortization decreased $308,000 to $1,231,000 because they were amortized by $308,000 in the year.

       Accounts payable and accrued liabilities was essentially unchanged from 2002 to 2003, having decreased $186,000 in 2003 from $40,244,000 in 2002.

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

       Net cash provided by operating activities decreased $4,718,000 to $46,365,000 in 2003 primarily because depreciation and amortization of fixed assets decreased by $6,023,000 which was partially offset by increased net earnings of $1,789,000. The decrease in depreciation and amortization expense related primarily to frozen carbonated beverage dispensers acquired in an acquisition in 1998 and which became fully depreciated in the first quarter of 2003.

       Net cash used in investing activities decreased $2,986,000 to $16,502,000 in 2003 from $19,488,000 in 2002 because of an increase in proceeds from disposal of property and equipment related to sales of equipment in our frozen beverage business and a lower level of purchases of property plant and equipment.

       Net cash used in financing activities decreased $18,547,000 in 2003 to $6,327,000 from $24,874,000 in 2002. The decrease was because we paid down $28,069,000 of long-term debt in 2002 and we had no long-term debt in 2003.

       In 2003, the major variables in determining our net increase in cash and cash equivalents were our net earnings, depreciation and amortization of fixed assets , purchases of property, plant and equipment and payments to
       repurchase common stock.   Other variables which in the
       past have had a significant impact on our change in cash and cash equivalents are payments for the purchase of companies , net of cash acquired and debt assumed , proceeds from borrowings and payments of long-term debt.
       As discussed in results of operations , our net earnings may be influenced by many factors. Depreciation and amortization of fixed assets is primarily determined by past purchases of property plant and equipment although it could be impacted by a significant acquisition in the current year. Purchases of property, plant and equipment is primarily determined by our ongoing normal manufacturing and marketing requirements but could be increased significantly for manufacturing expansion requirements or large frozen beverage customer needs. From time to time, we have repurchased common stock and we anticipate that we will again in the future. We are actively seeking acquisitions which could be a significant use of cash. Although the balance of our long-term debt is $0 at September 27, 2003, we may borrow in the future depending on our needs.

       Fiscal 2002 Compared to Fiscal 2001

       Cash increased 90% to $14,158,000 from a year ago because net cash provided by operating activities of $51,083,000 exceeded the amounts of net cash used in investing activities of $19,488,000 and financing activities of $24,874,000. We were able to increase our cash balance by $6,721,000 even though we used $28,069,000 of cash to pay down long-term debt.

       Trade receivables increased $1,421,000 or 4% to $36,922,000 and inventories increased $450,000 or 2% to $22,199,000 in 2002 due to increased levels of business. These increases were modest considering our sales increase of 8% for the year.

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

       Other intangible assets, less accumulated amortization decreased $309,000 to $1,539,000 because they were amortized by $309,000 in the year.

       Accounts payable and accrued liabilities decreased $318,000 in 2002 from $40,562,000 in 2001. Increases in accounts payable of $3,168,000, due to a general increase in our sales levels and an increase in amounts due for liability insurance of $1,055,000, were more than offset by a reduction of accrued liabilities related to the timing of federal tax payments of $3,300,000 because of tax law changes.

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

       Net cash provided by operating activities increased $1,629,000 to$51,083,000 in 2002 primarily due to increased net earnings of $6,237,000, which was offset by a $2,612,000 decrease in amortization of intangibles and deferred costs which resulted from the discontinuance of the amortization of goodwill and by a smaller increase in cash provided by changes in working capital of $3,353,000, which was caused by tax law changes affecting our fourth quarter estimated federal tax payment of $3,300,000 for our 2001 fiscal year.

       Net cash used in investing activities decreased $8,600,000 to $19,488,000 in 2002 primarily because in 2001 we paid $11,330,000 to purchase companies and had no acquisitions in 2002. This was partially offset by increased spending for purchases of property, plant and equipment of $3,352,000; the increase being primarily for the installation of a line to manufacture PRETZEL FILLERS.

       Net cash used in financing activities increased $9,566,000 in 2002 to $24,874,000 from $15,308,000 in 2001. The increase of $9,566,000 was the result of our repayment of approximately $12,000,000 of additional long-term debt compared to 2001 which was partially offset by changes in the amount of proceeds for the issuance of common stock, net of cash used to repurchase our common stock.


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

          We follow EITF Issue 00-10, ''Accounting for Shipping and Handling Fees and Costs'' (Issue 00-10). Issue 00-10 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Our product costs include amounts for shipping and handling, therefore, we charge our customers shipping and handling fees at the time the products are shipped or when services are performed. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and our policy is to classify them as Distribution expenses. The cost of shipping products to the customer classified as Distribution expenses was $27,705,000, $26,041,000 and $25,594,000 for the fiscal years ended 2003, 2002 and 2001, respectively. Accordingly, this consensus opinion had no effect on our current and previous classifications.

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

          Other financial instruments which could potentially subject us to concentrations of credit risk are trade accounts receivable; however, such risks are limited due to the large number of customers comprising our customer base and their dispersion across geographic regions. We usually have 2 to 3 customers with accounts receivable balances of between $1,500,000 to $3,000,000.

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

          7. Inventories  are valued at the lower of cost
          (determined by the first- in, first-out method) or market.

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


       The fair value of these options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in fiscal 2003, 2002 and 2001, respectively; expected volatility of43% for fiscal year 2003, 40% for year 2002 and 38% for year 2001; risk-free interest rates of 3.07%, 3.58% and 4.69%; and expected lives ranging between 5 and 10 years for all years.

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

       Estimated amortization expense for the next five fiscal years is approximately $300,000 in 2004, $200,000 in 2005, and $150,000 in 2006, 2007 and 2008. The weighted average amortization period of the intangible assets is 8.14 years. Goodwill

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

       We self-insure, up to loss limits, certain insurable risks such as worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claim- incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2003 and 2002 was $1,700,000 and $1,100,000, respectively. In connection with certain self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 27, 2003 and September 28, 2002, we had outstanding letters of credit totaling approximately $5,900,000 and $4,800,000, respectively.


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

          We self-insure, up to loss limits, certain insurable risks such as worker's compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claim- incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal year 2003 and 2002 was $1,700,000 and $1,100,000, respectively. In connection with certain self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 27, 2003 and September 28, 2002, we had outstanding letters of credit totaling approximately $5,900,000 and $4,800,000, respectively.

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

           or by accessing our website, www.jjsnack.com, on which our SEC filings are made available on the same day as filed or by going to the SEC's Public Reference Room to read and copy filings or by accessing the SEC's website, www.sec.gov.

           website
           www.jjsnack.com

           There's only one conclusion:
           Snack foods and beverages from J&J are simply sense-ational!

           Yum-m-m.

           J&J Snack Foods
           6000 Central Highway
           Pennsauken, NJ  08109
           (856) 665-9533
           www.jjsnack.com